As filed with the Securities and Exchange Commission on September 1, 2011
Registration No. 333-175128

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
To
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Aspen Aerogels, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5033 (Primary Standard Industrial Classification Code Number)	04-3559972 (I.R.S. Employer Identification Number)
30 Forbes Road, Building B
Northborough, Massachusetts 01532
(508) 691-1111
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Donald R. Young
President and Chief Executive Officer
Aspen Aerogels, Inc.
30 Forbes Road, Building B
Northborough, Massachusetts 01532
(508) 691-1111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sahir Surmeli, Esq. Jonathan L. Kravetz, Esq. Thomas R. Burton, III, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Vincent Pagano, Jr., Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 as amended (the “Securities Act”), check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 1, 2011

PRELIMINARY PROSPECTUS

           Shares

Aspen Aerogels, Inc.
Common Stock

This is an initial public offering of shares of common stock of Aspen Aerogels, Inc.

We are offering           shares of common stock to be sold in this offering. Prior to this offering, there has been no public market for our common stock.

It is currently estimated that the initial public offering price per share will be between $      and $     . We have applied to list the common stock on The New York Stock Exchange under the symbol “ASPN.”

See “Risk Factors” on page 12 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2011.

Goldman, Sachs & Co.	Morgan Stanley

Prospectus dated          , 2011

aspen aerogels

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDUSTRY AND MARKET DATA

This prospectus contains market data and industry forecasts that were obtained from industry publications, third party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available. For example, this prospectus also includes statistical data extracted from a market research report by The Freedonia Group and a separate market research report by Freedonia Custom Research, Inc., an independent international market research firm, which was commissioned by us and was issued in May 2011. Such data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

The Freedonia Custom Research, Inc. Report, or the Freedonia Report, represents data or viewpoints developed independently on our behalf and does not constitute a specific guide to action.

i

In preparing the Freedonia Report, Freedonia Custom Research, Inc. used various sources, including publically available third party financial statements; government statistical reports; press releases; industry magazines; and interviews with manufacturers of related products (including us), manufacturers of competitive products, distributors of related products and government and trade associations. The Freedonia Report speaks as of its final publication date (and not as of the date of this prospectus).

Information about End-Use Customers

The data and statistics that we present relating to the end-users of our products, such as our sales to the industrial, building and construction and OEM markets, or to sectors within these markets, are estimates based on our reasonable belief. This is because we sell our products primarily to distributors, contractors and OEMs that in turn sell our products to end-users or install our products into the facilities or equipment of the ultimate end-users. Consequently, the information that we derive from our sales process and our invoice process to our direct distributors, contractors and OEM customers typically does not indicate with certainty into which market the product will be used or for what purpose. We base our estimates on information obtained from: (i) discussions with and feedback received from our direct distributor, contractor and OEM customers that purchase directly from us, (ii) discussions with and feedback received from our end-users, and (iii) the nature and potential uses of each of our products, as certain of our products are designed for use in a specific market.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

“Aspen Aerogels,” “Cryogel,” “Pyrogel,” “Spaceloft,” the Aspen Aerogels logo and other trademarks, service marks and trade names of Aspen Aerogels appearing in this prospectus are the property of Aspen Aerogels, Inc. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and tm symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to these trademarks, service marks and trade names. This prospectus contains additional trade names, trademarks and service marks of other companies, which, to our knowledge, are the property of their respective owners.

ii

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Unless otherwise indicated herein, the terms “we,” “our,” “us,” or “the Company” refer to Aspen Aerogels, Inc. and its predecessor entity and unless otherwise noted, their respective subsidiaries.

Overview

We are an energy efficiency company that designs, develops and manufactures innovative, high-performance aerogel insulation. We believe our aerogel blankets deliver the best thermal performance of any widely used insulation product available on the market today and provide a superior combination of performance attributes unmatched by traditional insulation materials. Our end-use customers use our products to save money, conserve energy, reduce CO2 emissions and protect workers and assets.

Our technologically advanced products are targeted at the estimated $32 billion annual global market for insulation materials. Our insulation is principally used by industrial companies, such as ExxonMobil and NextEra Energy, that operate petrochemical, refinery, industrial and power generation facilities. We are also working with BASF Construction Chemicals and other leading insulation manufacturers to develop and commercialize products for applications in the building and construction market. We believe demand for our high-performance insulation products will increase significantly to support widespread global efforts to cost-effectively improve energy efficiency. To address capacity constraints caused by growing demand, we began operating a second production line in late March 2011 designed to double our production capacity at our East Providence, Rhode Island facility.

We have grown our business by forming technical and commercial relationships with industry-leading customers to optimize our products to meet the particular demands of targeted market sectors. In the industrial market, we have benefited from our technical and commercial relationships with ExxonMobil in the oil refinery and petrochemical sector, with Technip in the offshore oil sector, and with NextEra Energy in the power generation sector. In the building and construction market, we have a joint development agreement with BASF Construction Chemicals to develop products to meet increasingly stringent building standards requiring improved thermal performance in retrofit and new-build wall systems, particularly in Europe.

Our core aerogel technology and manufacturing processes are our most significant assets. As of June 30, 2011, we employed 28 research scientists and process engineers focused on advancing our current aerogel technology and developing next generation aerogel compositions, form factors and manufacturing technologies. Our aerogels are complex structures in which 97% of the volume consists of air trapped in nanopores between intertwined clusters of amorphous silica solids. These extremely low density solids provide superior insulating properties. Although aerogels are usually fragile materials, we have developed innovative and proprietary manufacturing processes that enable us to produce industrially robust aerogel insulation cost-effectively and at commercial scale.

Our aerogel products provide up to five times the thermal performance of widely used traditional insulation in a thin, easy-to-use blanket form. Our products enable compact design, reduce installation time and costs, promote freight savings, simplify logistics, reduce system weight and required storage space and enhance job site safety. Our products provide excellent compression resistance, are hydrophobic and reduce the incidence of corrosion under insulation, a significant operational cost and safety issue in industrial facilities. Our products also offer strong fire protection, which is a critical performance requirement in both the industrial and building and construction markets. We believe our array of product attributes provides strong competitive advantages over traditional insulation. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

We manufacture our products using our proprietary process technology at our facility in East Providence, Rhode Island. We have operated the East Providence facility at high volume and high yield continuously since mid-2008. We successfully commenced operation of our second production line at this facility at the end of March 2011 and immediately began producing commercial quality aerogel blankets. This line was completed on time and on budget and is expected to double our annual production capacity by the end of 2011 to 40 to 44 million square feet of aerogel blankets, depending on product mix. We are engaged in the design and engineering phase of a third production line at our East Providence facility and have commenced procurement of certain capital equipment which has a longer lead-time. We currently expect that this third line will be completed during 2012. We also plan to construct a second manufacturing facility in the United States or Europe, the location of which will be based on factors including proximity to raw material suppliers, proximity to customers, labor and construction costs and availability of governmental incentives.

Pursuit of our capacity expansion plan requires us to raise capital. During the past year, we have completed three financings and established a line of credit. In late 2010, we issued $21.4 million of convertible preferred stock to a group of investors led by BASF Venture Capital and $10.0 million of subordinated notes to a group of investors led by affiliates of Piper Capital LLC. In the first half of 2011, we issued $30.0 million of convertible notes to affiliates of Fidelity Investments and BASF Venture Capital and established a $10.0 million revolving credit facility with Silicon Valley Bank.

Our Markets

Since 2008, our Cryogel and Pyrogel product lines have been used by some of the world’s largest oil producers, refiners and petrochemical companies, including ExxonMobil, Suncor Energy, Anadarko Petroleum, Dong Energy, Hu-Chems Company, SK Energy, Petrobras, Honam Petrochemical, Marathon Oil, Shell, LyondellBasell, Enagas, Citgo, PetroLogistics and Tupras. These products also are in use in applications in a variety of industrial facilities, including liquefied natural gas facilities, food processing facilities, oil sands extraction operations and electric power generation facilities. Insulation systems in these facilities are designed to maintain hot and cold process piping and storage tanks at optimal process temperatures, to protect plant and equipment from the elements and from the risk of fire and to protect workers. Freedonia Custom Research, Inc. has estimated that the worldwide industrial insulation market totaled $4.5 billion in 2010. We estimate that we generated 92% of our 2010 product revenue in the industrial insulation market.

Within the building and construction market, we are replicating our strategy of working with industry leaders to seek to penetrate critical market sectors. In addition to our relationship with BASF Construction Chemicals, we are also engaged in product development efforts in Europe and North America with other insulation industry leaders to target a wide variety of applications. Our products also have been installed since 2006 in residential and commercial new-build and retrofit building projects through the efforts of a small network of distribution partners. Insulation systems in the building and construction market are designed to isolate the interior of buildings from external temperature variations and to reduce energy costs. Freedonia Custom Research, Inc. has estimated that the worldwide building and construction insulation market totaled $22.7 billion in 2010. We estimate that we generated 5% of our 2010 product revenue in the building and construction insulation market.

In addition to our core markets, we also rely on a small number of fabricators to supply fabricated insulation parts to original equipment manufacturers, or OEMs. These global OEMs develop products using our aerogels for applications as diverse as military and commercial aircraft, trains, buses, appliances, apparel, footwear and outdoor gear. While we do not currently allocate significant resources to these markets, we believe there are many future opportunities within these markets for our aerogel technology based on its unique attributes. Freedonia Custom Research, Inc. has estimated that the worldwide transportation, appliance and apparel insulation markets totaled $4.9 billion in 2010. We estimate that we generated 3% of our 2010 product revenue in the transportation, appliance and apparel insulation markets.

Our Solution

We believe our aerogel blankets deliver a superior combination of performance attributes that provide cost-effective solutions to address the demanding performance objectives of a wide range of applications in our target markets, including:

•	Best Thermal Performance. Our aerogel blankets provide the best thermal performance of any widely used insulation product available on the market today and excel in applications where available space is constrained or thermal performance targets are aggressive.

•	Wide Temperature Range. We offer insulation products that address the entire range of applications within the cryogenic and sub-ambient (−273[o]C to 90[o]C), ambient (0[o]C to 40[o]C) and hot process (−25[o]C to 650[o]C) temperature ranges.

•	Ease of Installation. Our flexible aerogel blankets install faster than rigid insulation materials in the industrial market, which reduces labor costs and total system costs.

•	Compact Design. Our aerogel blankets reduce insulation system volume by 50% to 80% compared to traditional insulation, enabling a reduction in the footprint, size and structural costs of facilities, systems, vehicles and buildings.

•	High Durability. Our aerogel blankets offer excellent compression resistance, tensile strength and vibration resiliency. Our products allow companies to pre-insulate, stack and transport steel pipes destined for use in harsh environments, which significantly reduces installation labor costs in remote areas.

•	Strong Fire Protection. Our Pyrogel XT and Spaceloft A2 product lines were specifically designed to provide strong fire performance in applications within the industrial and building and construction markets, qualifying our products for use in a variety of applications in our target markets.

•	Moisture Resistance. Our aerogel blankets are durably hydrophobic. Our products offer improved thermal performance in insulation systems exposed to the elements or operating in humid environments compared to traditional insulation.

•	Reduced Corrosion Under Insulation, or CUI. Our Pyrogel XT product line is both durably hydrophobic and vapor permeable. These attributes have the potential to reduce the incidence of CUI in hot process applications, which we believe provides our customers with a significant reduction in long-term operating and capital costs.

•	Simplified Logistics. Our products reduce the volume and weight of material purchased, inventoried, transported and installed in the field. In addition, our products reduce the number of stock-keeping units, or SKUs, required to complete a project. Simplified logistics accelerate project timelines, reduce installation costs and improve worker safety.

We believe these performance attributes simplify logistics, accelerate project timelines, reduce installation costs, improve worker safety and significantly reduce long-term operating and capital costs for our customers. In the industrial market, we believe these characteristics enable our end-use customers to meet their insulation performance targets at lower total installed or lifecycle costs versus traditional insulation in a growing number of applications. In the building and construction market, we believe the increasing thermal standards for retrofit and new-build wall systems in Europe will become more difficult to meet with traditional insulation materials due to space constraints. We believe the thin form factor and strong fire properties of our aerogel blankets will provide a cost-effective and practical means to meet increasingly stringent building standards in Europe.

Our Competitive Strengths

We believe the following combination of capabilities distinguishes us from our competitors and positions us to compete effectively and benefit from the expected growth in the market for energy efficiency solutions:

•	Superior product based on proven technology in commercial production. Our aerogel products provide up to five times the thermal performance of widely used traditional insulation in a thin, easy-to-use blanket form. We believe our array of product attributes provides strong competitive advantages over traditional insulation and will enable us to take a growing share of the existing market for insulation in both the industrial and the building and construction markets. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

•	Proven and scalable proprietary manufacturing process. Our manufacturing process is proven and has been replicated to meet increasing demand. Our original line in East Providence, Rhode Island, has operated continuously since mid-2008. We successfully commenced operation of our second production line at this facility in March 2011 and immediately began producing commercial quality aerogel blankets. We believe that our proven ability to produce product that meets our clients’ specifications and our increased production capacity will provide customers with the certainty of supply that is required to expand their use of our products.

•	Strong relationships with industry leaders. Through our relationships with industry leading end-use customers, our products have undergone rigorous testing and are now in use at some of the world’s largest oil producers, refiners and petrochemical companies as ranked by a weighted measure of sales, profits, assets and market value. These relationships have shortened the sales cycle with other customers within the industrial market and have helped to facilitate our market penetration. Within the building and construction market, we have partnered with BASF Construction Chemicals to develop products to meet increasingly stringent building standards for thermal performance of retrofit and new-build wall systems. As part of our relationship with BASF Construction Chemicals, we have recently developed a product, Spaceloft A2, targeted at the building and construction market.

•	Capital efficient business model. To respond to increased demand for our products, we successfully commenced operation in late March 2011 of a second production line at our East Providence facility. The expansion is expected to increase our annual production capacity by 20 to 22 million square feet of aerogel blankets at a total construction cost of approximately $31.5 million. We believe that our second production line, at full capacity and at current prices, would be capable of producing in the range of $50 million to $54 million in annual revenue of aerogel blankets.

•	Experienced management and operations team. Each of our executive officers has over 20 years of experience in global industrial companies, specialty chemical companies or related materials science research. This team has worked closely together at Aspen Aerogels for nearly five years, and we believe our dedicated and experienced workforce is an important competitive asset. As of June 30, 2011, we employed 161 dedicated research scientists, engineers, manufacturing line operators, sales and administrative staff and management.

Our Strategy

Our goal is to create shareholder value by becoming the leading provider of high-performance aerogel products serving the global energy efficiency market. We intend to achieve this goal by pursuing the following strategies:

•	Expand our manufacturing capacity to meet market demand. Demand for our aerogel products in 2010 grew by approximately 88% compared to 2009 and exceeded our manufacturing capacity. In response, we constructed a second production line at our East Providence facility designed to double our manufacturing capacity. To meet anticipated future growth in demand for our products, we are engaged in the design, engineering and initial procurement phase of a third production line in our East Providence facility and plan to construct a second manufacturing facility in the United States or Europe.

•	Increase industrial insulation market penetration. We plan to focus additional resources to achieve a greater share of the industrial insulation market, both through increased sales to our existing customers and sales to new customers. In addition, we anticipate that our growing maintenance-based business will lead to increasing sales of our products into large capital projects, including the construction of new refineries and petrochemical facilities in emerging markets.

•	Leverage strategic relationships in the building and construction market. We have a joint development arrangement with BASF Construction Chemicals to penetrate the market for energy efficient wall systems. We are pursuing additional market opportunities with other leading building materials manufacturers and distributors across multiple regions to address the increasingly stringent regulatory environment governing the thermal performance of buildings. We believe this approach will enable us to leverage their broad technical and distribution capabilities and facilitate market penetration.

•	Expand our sales force, network of distributors and OEM channels. We plan to expand our sales force and distribution network to support growth in the industrial and building and construction markets. We also intend to expand our network of OEM fabricators to pursue opportunities in the transportation, appliance and apparel markets.

•	Continue to develop advanced aerogel compositions, applications and manufacturing technologies. We believe that we are well positioned to leverage a decade’s worth of research and development to commercialize new products, applications and advanced manufacturing technologies.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•	We have incurred net losses since our inception, and we may continue to incur net losses in the future and may never reach profitability;

•	We have yet to achieve positive cash flow, and our ability to generate positive cash flow is uncertain;

•	We have a limited operating history. This may make it difficult to evaluate our business and prospects and may expose us to increased risks and uncertainties;

•	The market for insulation products incorporating aerogel blankets is relatively undeveloped, which makes it difficult to forecast adoption rates and demand for our products;

•	We rely on sales to a limited number of distributors and contractors for the substantial majority of our revenue, and the loss of one or more significant distributors or several of our smaller distributors could materially harm our business;

•	Any significant disruption to our sole manufacturing facility or the failure of our production lines to operate according to our expectation could have a material adverse effect on our results of operations;

•	Our products are very expensive relative to other insulation products, which could make it more difficult for us to grow our revenue and achieve broader adoption of our aerogel products; and

•	Our directors, officers and principal stockholders have significant voting power and will continue to control a substantial majority of our common stock after this offering.

Company Information

Our predecessor company was incorporated in Delaware in May 2001. In June 2008, we completed a reorganization pursuant to which our predecessor company merged with and into a newly formed Delaware corporation, Aspen Merger Sub, Inc., a wholly-owned subsidiary of our predecessor company formed for the purpose of the reorganization. As the surviving entity to the merger, we then changed our name from “Aspen Merger Sub, Inc.” to “Aspen Aerogels, Inc.”

Our principal executive offices are located at 30 Forbes Road, Building B, Northborough, Massachusetts 01532, and our telephone number is (508) 691-1111. Our website address is www.aerogel.com. The information contained on, or accessible from, our website is not incorporated by reference into this prospectus.

The Offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and estimated offering expenses payable by us, will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full) assuming an initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering for general corporate purposes, including the construction of additional manufacturing capacity. See “Use of Proceeds” for more information.

Proposed NYSE symbol	“ASPN”

The number of shares of our common stock to be outstanding after this offering is based on 94,972,797 shares of our common stock outstanding as of June 30, 2011 after giving effect to the automatic conversion of our outstanding Series A and B redeemable convertible preferred stock, which we refer to collectively as our preferred stock, into 68,853,493 shares of our common stock immediately prior to the completion of this offering and excludes the following:

•	14,110,658 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2011 at a weighted-average exercise price of $0.62 per share;

•	shares of our common stock that will be available for future issuance under our 2011 equity incentive plan to be effective upon completion of this offering; and

•	1,127,324 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2011 at a weighted-average exercise price of $0.002 per share.

Except as otherwise noted, all information in this prospectus:

•	assumes the adoption of our restated certificate of incorporation and restated by-laws in connection with the consummation of the offering made hereby;

•	assumes that the closing of the offering made hereby occurs on , 2011 with an initial public offering price per share of $ , the mid-point of the price range set forth on the cover page of this prospectus;

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock into 68,853,493 shares of our common stock on a 1-for-1 basis;

•	gives effect to the issuance of shares of common stock to the holders of our outstanding preferred stock upon the closing of the offering made hereby in satisfaction of accumulated dividends, as required by the terms of the preferred stock;

•	gives effect to the issuance of shares of common stock issuable upon the automatic conversion of our $30.0 million aggregate principal amount of 8.0% convertible subordinated notes due June 2014, which we refer to as our convertible notes, together with accrued interest thereon, upon the closing of the offering made hereby, at a conversion price equal to 87.5% of the initial offering price per share of the common stock offered hereby;

•	gives effect to a for reverse split of our common stock, which will take place prior to the closing of the offering made hereby; and

•	assumes no exercise by the underwriters of their option to purchase additional shares.

See “Capitalization” for conversion adjustments with respect to our preferred stock and our convertible notes that may be applicable upon future events, such as the completion of this offering.

We refer to the conversion of our preferred stock into shares of common stock (including the conversion of accumulated dividends on each series into shares of common stock) and the automatic conversion of our convertible notes into shares of common stock (including the conversion of the accrued interest into shares of our common stock) herein, as the preferred stock and convertible notes conversions.

Summary Consolidated Financial Data

The following tables present a summary of our consolidated financial data for the periods, and as of the dates, indicated. We derived the consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. We derived the consolidated statement of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The results of operations for these interim periods are not necessarily indicative of the results to be expected for a full year. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and the related notes thereto and, in the opinion of our management, reflect all adjustments that are necessary for a fair presentation in conformity with U.S. generally accepted accounting principles, or GAAP. Our historical results for prior periods are not necessarily indicative of results to be expected for any future period. The summary unaudited pro forma balance sheet information as of June 30, 2011 has been prepared to give effect to this offering, our application of the proceeds therefrom and the preferred stock and convertible notes conversions as if they had occurred on June 30, 2011. The summary unaudited pro forma balance sheet information is for informational purposes only and does not purport to indicate balance sheet information as of any future date.

You should read this summary consolidated financial data together with our audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Six Months Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	($ in thousands, except share and per share data)

Consolidated statements of operations data:
Revenue:
Product	$17,202	$24,752	$38,690	$16,008	$24,333
Research services	2,868	3,864	4,519	2,238	1,817

Total revenue	20,070	28,616	43,209	18,246	26,150
Cost of revenue:
Product	32,160	30,462	35,399	16,114	21,545
Research services	1,169	1,788	2,119	1,005	922
Impairment charge	2,524	—	—	—	—

Gross profit (loss)	(15,783)	(3,634)	5,691	1,127	3,683
Operating expenses:
Research and development	2,134	2,524	2,985	1,719	1,728
Sales and marketing	4,034	3,994	4,526	2,318	2,557
General and administrative	6,180	5,430	5,675	2,813	3,443

Total operating expenses	12,348	11,948	13,186	6,850	7,728

Income (loss) from operations	(28,131)	(15,582)	(7,495)	(5,723)	(4,045)

Other income (expense):
Interest income	287	18	170	37	51
Interest expense	(7,400)	(3,075)	(2,585)	(1,404)	(2,269)

Total other expense, net	(7,113)	(3,057)	(2,415)	(1,367)	(2,218)

Net income (loss)	(35,244)	(18,639)	(9,910)	(7,090)	(6,263)
Dividends and accretion on redeemable convertible preferred stock	(2,351)	(2,984)	(57,007)	(39,264)	(68,604)

Net income (loss) attributable to common stockholders	$(37,595)	$(21,623)	$(66,917)	$(46,354)	$(74,867)

Per share data:
Net income (loss) per share attributable to common stockholders, basic and diluted	$(3,389.12)	$(2.21)	$(2.62)	$(1.81)	$(2.88)

Weighted-average common shares outstanding, basic and diluted	11,093	9,751,616	25,574,286	25,573,997	26,005,705

				Six Months Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	($ in thousands, except share and per share data)

Pro forma net income (loss) per share, basic and diluted(1)

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share, basic and diluted(1)

	Year Ended December 31			Six Months Ended June 30
	2008	2009	2010	2010	2011
	(In thousands)

Other operating data:
Product shipments in square feet(2)	6,909	10,525	16,443	7,114	10,612
Adjusted EBITDA(3)	$(17,621)	$(9,121)	$(2,394)	$(3,261)	$(238)

	As of June 30, 2011
	Actual	Pro forma
	($ in thousands)

Consolidated balance sheet data:
Cash and cash equivalents	$29,633
Working capital(4)	30,554
Total assets	110,871
Total debt	39,264
Preferred stock	178,390
Total stockholders’ (deficit) equity	(132,536)

(1)	Pro forma per share data will be computed based upon the number of shares of common stock outstanding immediately after consummation of this offering applied to our historical net income (loss) amounts and will give retroactive effect to the preferred stock and convertible notes conversions (assuming an initial public offering price of $ , the mid-point of the price range set forth on the cover page of this prospectus) and the issuance of the shares of our common stock offered hereby.

The following table presents the calculation of pro forma basic and diluted net income (loss) per share of common stock attributable to our common stockholders:

				Six Months Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	($ in thousands, except share and per share data)

Net income (loss) attributable to common stockholders	$(37,595)	$(21,623)	$(66,917)	$(46,354)	$(74,867)
Dividends and accretion on redeemable convertible preferred stock	2,351	2,984	57,007	39,264	68,604
Interest expense
Discount on conversion of convertible notes

Pro forma net income (loss) attributable to common stockholders

Weighted-average common shares outstanding, basic and diluted	11,093	9,751,616	25,574,286	25,573,997	26,005,705
Common shares issued upon conversion of preferred stock and accrued dividends
Common shares issued upon conversion of convertible notes and interest thereon

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share, basic and diluted

Pro forma net income (loss) per share, basic and diluted

(2)	We price our products and measure our product shipments in square feet. We believe the square foot operating metric allows us and our investors to measure our sales volume on a uniform and consistent basis.

(3)	We use Adjusted EBITDA, a non-GAAP financial measure, as a means to assess our operating performance. We define Adjusted EBITDA as net income (loss) before depreciation and amortization expense, interest expense, stock-based compensation expense and impairment charges. Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our definition and presentation of Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies.

We use Adjusted EBITDA as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance, for planning purposes, including the preparation of our annual operating budget, to allocate resources to enhance the financial performance of our business and as a performance measure under our bonus plan. We also believe that the presentation of Adjusted EBITDA provides useful information to investors with respect to our results of operations and in assessing the performance and value of our business. Various measures of EBITDA are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired.

We understand that, although measures similar to Adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for GAAP income from operations or an analysis of our results of operations as reported under GAAP. Some of these limitations are:

• Adjusted EBITDA does not reflect our historical cash expenditures or future requirements for capital expenditures or other contractual commitments;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect stock-based compensation expense;

• Adjusted EBITDA does not reflect our tax expense or cash requirements to pay our income taxes;

• Adjusted EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

• Although depreciation, amortization and impairment are non-cash charges, the assets being depreciated, amortized or impaired will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

• Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, our Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to reinvest in the growth of our business or as a measure of cash available for us to meet our obligations.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented:

				Six Months
	Year Ended December 31			Ended June 30
	2008	2009	2010	2010	2011
	($ in thousands)

Net income (loss)	(35,244)	(18,639)	(9,910)	(7,090)	(6,263)
Depreciation and amortization	7,059	5,630	4,633	2,261	3,365
Stock-based compensation	927	831	468	201	442
Interest expense, net	7,113	3,057	2,415	1,367	2,218
Impairment charge	2,524	—	—	—	—

Adjusted EBITDA	$(17,621)	$(9,121)	$(2,394)	$(3,261)	$(238)

(4)	Working capital means current assets minus current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus, including our consolidated financial statements and the related notes thereto, before deciding to invest in our common stock. If any of the events or developments described below occurs, our business, financial condition or results of operations could be negatively affected. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Strategy

We have incurred net losses since our inception, and we may continue to incur net losses in the future and may never reach profitability.

We have a history of losses, and we may not ever achieve or sustain profitability. We experienced net losses of $35.2 million, $18.6 million and $9.9 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $6.3 million for the six months ended June 30, 2011. As of June 30, 2011, our accumulated deficit was $202.4 million and total stockholders’ deficit was $132.5 million. We expect to continue to incur operating losses as a result of expenses associated with the continued development and expansion of our business. Our expenses include sales and marketing, research and development, and general and administrative costs. Furthermore, these expenses are not the only factors that may contribute to our net losses. For example, interest expense on our currently outstanding debt and on any debt that we incur in the future could contribute to our net losses. Any failure to increase revenue or manage our cost structure as we implement initiatives to grow our business could prevent us from achieving or sustaining profitability. In addition, our ability to achieve profitability is subject to a number of the risks and uncertainties discussed below, many of which are beyond our control. Failure to become and remain profitable may adversely affect the market price of our common stock and our ability to raise capital and continue operations.

We have yet to achieve positive cash flow, and our ability to generate positive cash flow is uncertain.

To rapidly develop and expand our business, we have made significant up-front investments in our manufacturing capacity and incurred research and development, sales and marketing and general and administrative expenses. In addition, our growth has required a significant investment in working capital over the last several years. We have had negative cash flow before investing and financing activities of $22.0 million, $13.0 million and $15.1 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $7.2 million for the six months ended June 30, 2011. We anticipate that we will continue to have negative cash flow for the foreseeable future as we continue to make significant future capital expenditures to expand our manufacturing capacity and incur increased research and development, sales and marketing, and general and administrative expenses. Our business will also require significant amounts of working capital to support our growth and we will need to increase our inventories of raw materials and our products as we seek to grow our business. Therefore, we may need to raise additional capital from investors to achieve our expected growth, and we may not achieve sufficient revenue growth to generate positive future cash flow. An inability to generate positive cash flow for the foreseeable future or raise additional capital on reasonable terms may decrease our long-term viability.

We have a limited operating history. This may make it difficult to evaluate our business and prospects, and may expose us to increased risks and uncertainties.

We began operating in May 2001 and, until 2004, when we first began generating significant commercial revenues, we were primarily focused on research and development. We did not begin generating significant revenues from our current generation of products until 2008. Accordingly, we have only a limited operating history and an even more limited history of generating revenues from our current generation of products. As a result of our limited operating history, we have limited financial data that can be used to evaluate our business, strategies, performance and prospects or an investment in our common stock. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies at our stage of development. To address these risks and uncertainties, we must do the following:

•	maintain and expand our current relationships and develop new relationships with direct and end-use customers;

•	increase our penetration of the industrial market, the building and construction market and other markets for our products;

•	maintain and increase our manufacturing capacity to meet existing and anticipated future demand for our products;

•	continue to develop our aerogel insulation products and increase our research and development activities;

•	identify new partnership and market opportunities for our products;

•	develop new applications for our products and our aerogel technology;

•	execute our business and marketing strategies successfully;

•	respond to competitive developments; and

•	attract, integrate, retain and motivate qualified personnel.

We may be unable to accomplish one or more of these objectives, which could cause our business to suffer. In addition, pursuing many of these goals is expected to entail substantial expense, which would adversely impact our operating results and financial condition. Any predictions about our future operating results may not be as accurate as they could be if we had a longer operating history.

If we are unable to maintain our technological advantage and expand market acceptance of our products, our business may be adversely affected.

We are researching, developing, manufacturing and selling high-performance aerogel insulation products. The market for aerogel insulation is at a relatively early stage of development, and the extent to which our aerogel insulation will be able to meet the requirements of our direct and end-use customers and achieve significant market acceptance is uncertain. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive, or even obsolete, if we fail to continue to improve the performance of our insulation products. We are currently developing new applications for our existing products as well as new aerogel technologies; however, we may not be successful in doing so and new applications or technologies may not be commercially useful. Other companies that are seeking to enhance traditional insulation materials have recently introduced or are developing other emerging and potential insulation technologies. These competitors are engaged in significant development work on these various insulation products. Competing technologies that outperform our insulation in one or more performance attributes could be developed and successfully introduced. We are also aware of certain companies that have developed or are developing products using aerogel technology similar to our technology and these or other companies could introduce aerogel products that compete directly with our products and outperform them in one or more performance attributes. As a result of this competition and potential competition, our products may not compete effectively in our target markets.

In addition, we intend to expand our penetration of the building and construction market, which we are targeting for our products. However, historically, many of our potential end-users in the building and construction market have been slow to adopt new technology and incorporate new design and construction techniques, which may delay or prevent the adoption of our products. Our efforts to expand beyond our existing markets may not be successful. Our products may never be accepted by those new markets or result in the creation of additional revenue. Additionally, we have been unable at times to produce sufficient amounts of our product to meet demand from our customers, and we may not be able to avoid capacity constraints in the future. If we are unable to deliver our products within the timeframes required by our direct and end-use customers, we may be at risk of losing sales. Therefore, our recent historical growth trajectory may not provide an accurate representation of the market dynamics we may experience in the future, making it difficult to evaluate our future prospects.

Many factors outside of our control may affect the demand for our insulation products.

Our direct and end-use customers operate in extremely competitive industries, and competition to supply their insulation needs focuses on, among other factors, delivering sufficient thermal performance in a cost-effective fashion. Many other factors outside of our control may also affect the demand for our insulation products and the viability of widespread adoption of our aerogel blankets, including:

•	the price of our aerogel insulation compared to traditional insulation materials, including the tendency of end-users in some markets to opt for the frequently lower short-term costs of traditional insulation materials even when the long-term and overall costs of our products are lower and the performance attributes of our products are superior;

•	the regulation of energy efficiency and building standards in the industrial and the building and construction markets;

•	the availability of government funding and incentives to support the use of high-performance insulation materials, such as our aerogel blankets; and

•	fluctuations in economic and market conditions, including changes in the cost of energy, the relative value of energy efficiency measures, foreign exchange rates and the cost of the raw materials for our products.

Any of these factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete, or reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations.

The market for insulation products incorporating aerogel blankets is relatively undeveloped and our products may never be widely adopted, which would have a material adverse effect on our business.

The market for insulation products utilizing aerogel blankets is relatively undeveloped. Accordingly, our future financial performance will depend in large part on our ability to penetrate the worldwide insulation market. Our penetration of this market is highly dependent on the acceptance of our products by large, well-established end-users, contractors, installers and distributors. The insulation market has historically been slow to adopt new technologies and products. Most insulation types currently in use in these markets have been in use for over 50 years. If we fail to successfully educate existing and potential industrial and building and construction market end-users, installers, contractors and distributors regarding the benefits of our aerogel products, or if existing users of our products no longer rely on aerogel insulation for their insulation needs, our ability to sell our products and grow our business could be limited. Because we are a new supplier to our end-use customers, we may face concerns from these end-use customers about our reliability and our ability to produce our products in a volume sufficient to meet their supply needs. As a result, we may experience a reluctance or unwillingness by existing end-use customers to expand their use of our products and by potential end-use customers to begin using our products. Our products may never reach mass adoption, and changes or advances in technologies could adversely affect the demand for our products. A failure to increase, or a decrease in, demand for aerogel insulation products caused by lack of end-user or distribution channel acceptance, technological challenges, competing technologies and products or otherwise would result in a lower revenue growth rate or decreased revenue, either of which could materially adversely affect our business and operating results.

Our revenue may fluctuate, which may result in a high degree of variability in our results of operations and make it difficult for us to plan based on our future outlook and to forecast our future performance.

Our revenue may fluctuate from period to period due to a wide variety of factors. Because our products are relatively new in the insulation market, continued adoption of our products and the rate of such adoption is not certain. Also, since we rely on sales to a limited number of direct customers and end-user customers, changes in demand from one or more direct customers or end-users can significantly impact our revenue from period to period. In addition, the sales cycles for our products are long and can result in unpredictability in our revenues. We expect to have an increasing percentage of our products sold for use in capital projects, which orders tend to be larger and more sporadic, that will further increase this unpredictability and the difficulty for us in forecasting quarterly or annual performance. Because of our limited operating history and the difficulty in determining the adoption rates for our products, we have no basis on which to predict our quarterly revenue. These factors may result in a high degree of variability in our results of operations and will make it difficult for us to accurately evaluate and plan based on our future outlook and to forecast quarterly or annual performance.

Any significant disruption to our sole manufacturing facility or the failure of our production lines to operate according to our expectation could have a material adverse effect on our results of operations.

We currently have only two production lines in one manufacturing facility, which is located in East Providence, Rhode Island. Our ability to meet the demands of our customers depends on efficient, proper and uninterrupted operations at our manufacturing facility. We only recently began operations on our second production line and we have not yet achieved target capacity on this line. We may not be able to do so. In addition, in the event of a breakdown of one or more production lines, we may not have sufficient inventory in stock to meet demand until the production lines return to operation.

Power failures or disruptions, the breakdown, failure or substandard performance of equipment, or the damage or destruction of buildings and other facilities due to fire or natural disasters could severely affect our ability to continue our operations. In the event of such disruptions, we may not be able to find suitable alternatives or make needed repairs on a timely basis and at reasonable cost, which could have a material adverse effect on our business and results of operations. Particularly, our manufacturing processes include the use of both high temperatures and the highly flammable chemical ethanol, which subjects us to a significant risk of loss resulting from fire. We had occasional incidences of fires at our prototype facility, however, damage was immaterial. While our manufacturing facilities are designed to limit any damage resulting from a fire, this risk cannot be completely eliminated. We maintain insurance policies to cover losses caused by fire or natural disaster, including business interruption insurance, however, such insurance may not adequately compensate us for any such losses. If our manufacturing facilities were to be damaged or cease operations, and our insurance proves to be inadequate, it may reduce revenue, cause us to lose customers and otherwise adversely affect our business. If our sole manufacturing facility was damaged or destroyed prior to completing construction of a second facility, we would be unable to operate our business for an extended period of time and may go out of business.

We operate in highly competitive markets; if we are unable to compete successfully, we may not be able to increase or maintain our market share and revenues.

We face strong competition primarily from established manufacturers of incumbent insulation materials and also from other companies producing high performance insulation materials. Large producers of incumbent insulation materials dominate the insulation market. See “Business — Competition.” In addition, there are other companies seeking to develop high-performance insulation materials, including aerogel insulation. Many of our competitors are substantially larger and better capitalized than we are and possess greater financial resources. Cabot Corporation, or Cabot, is our primary competitor in the market for aerogel insulation and is larger and better capitalized than we are. Cabot manufactures and sells a different form of aerogel insulation that is currently competitive with our products primarily in the offshore oil sector for use in pipe-in-pipe applications, and may compete with our products as we seek to expand our sales in the building and construction market. Our competitors, including Cabot, could focus their substantial financial resources to develop new or additional competing products or develop products that are more attractive to potential customers than the products that we offer.

Because some insulation manufacturers are substantially larger and better capitalized than we are, they may have the ability to sell their products at substantially lower costs to a large, existing customer base. While our products have superior performance attributes and may sometimes have the lowest cost on a fully-installed basis or offer life-cycle cost savings, our competitors offer many incumbent insulation products that are priced below our products. Our products are very expensive relative to other insulation products and end-use customers may not value our products’ superior performance attributes sufficiently to pay their premium price. In addition, from time to time we may increase the prices for our products and these price increases may not be accepted by our end-use customers and could result in a decreased demand for our products. Similarly, we may make changes to our products in order to respond to customer demand or to improve their performance attributes and these changes may not be accepted by our end-use customers and could result in a decrease in demand for our products. For example, we currently plan on adding a coating to certain of our products in order to reduce dustiness; however, this planned coating may not achieve its aims, may not be valued by end-use customers and may negatively impact our cost structure and margins. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on sales to a limited number of direct customers, including distributors, contractors and OEMs, for the substantial majority of our revenue, and the loss of one or more significant direct customers or several or our smaller direct customers could materially harm our business. In addition, we understand from our direct customers that a substantial majority of their sales of our products are to a small number of end-use customers and the loss of one or more significant end-use customers or several of our smaller end-use customers could materially harm our business.

A substantial majority of our revenue is generated from sales to a limited number of direct customers, including distributors, contractors and OEMs. For the years ended December 31, 2008, 2009 and 2010, and the six months ended June 30, 2011, revenue from our top ten direct customers represented 51%, 47%, 53% and 63% of our revenues, respectively. For the six months ended June 30, 2010, Technip and Thorpe Products represented 18% and 10%, respectively, of our total revenue and for the six months ended June 30, 2011, Enershield and Thorpe Products represented 21% and 10%, respectively, of our total revenue. In 2008, Aerogel Korea Co, Ltd. represented 12% of our total revenue; in 2009, no direct customer represented 10% or more of our total revenue; and in 2010, Technip represented 14% of our total revenue. For each of the periods discussed above, there were no other customers that represented 10% or more of our total revenues. Although the composition of our significant distributors, contractors, and OEMs will vary from period to period, we expect that most of our revenues will continue, for the foreseeable future, to come from sales to a relatively small number of direct customers. In addition, we understand from our direct customers that a substantial majority of their sales of our products are to a small number of end-use customers.

Our contracts with our direct customers generally do not include long-term commitments or minimum volumes that ensure future sales of our products and our understanding is that our direct customers’ contracts with end-use customers also generally do not include such commitments or minimums. Consequently, our financial results may fluctuate significantly from period-to-period based on the actions of one or more significant direct customers or end-use customers.

A direct customer may take actions that affect us for reasons that we cannot anticipate or control, such as reasons related to an end-use customer’s financial condition, changes in business strategy or operations, the introduction of alternative competing products, or as the result of the perceived quality or cost-effectiveness of our products. Our agreements with these direct customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or for other reasons outside of our control. In addition, our direct customers may seek to renegotiate the terms of current agreements or renewals. The loss of, or a reduction in sales or anticipated sales to, one or more of our significant direct customers or end-use customers or several of our smaller direct customers or end-use customers could have a material adverse effect on our business, financial condition and results of operations.

We understand from our direct customers, including our distributor, contractor and OEM customers, that a substantial majority of their sales of our products are to end-use customers in the oil and gas industry, making us susceptible to prolonged negative trends relating to this industry.

We understand from our direct customers, including our distributor, contractor and OEM customers that a substantial majority of their sales of our products are to end-use customers in the oil and gas industry, making us susceptible to prolonged negative trends relating to this industry. We estimate that sales to end-use customers in the oil and gas industry accounted for approximately 82% of our 2010 revenue. While we seek to maintain a broad end-use customer base across several industries, our end-use customers in the oil and gas industry have accounted for a significant portion of our historical revenues. Certain economic conditions, including low oil prices, can result in slowdowns in the oil and gas industry, which in turn can result in reduced demand for our products. If the oil and gas industry were to suffer a prolonged or significant downturn, our revenues, profits and cash flows may be reduced significantly. While we also sell to other direct and end-use customers in the industrial market and other markets, including the building and construction industry, these markets are also cyclical in nature and, as such, are subject to economic downturns that could have a similar adverse effect on our revenue, profits and cash flows.

Negative perceptions regarding the safety or other attributes of our products or a failure or a perceived failure of our products could have a material adverse effect on our results of operations and could make us unable to continue our business.

Given the history of asbestos as an insulation material, we believe that there is an elevated level of attention towards perceived health and safety risks in the insulation industry. As a consequence, it is essential to our existing business and to our future growth that our products are considered safe. Even modest perceptions by customers, potential customers and others in the markets that we are targeting that our products are not safe could have a critical impact on our ability to sell our products and to continue as a business. In particular, the dust produced by our products during their installation and use increases the likelihood of such perceptions. Further, our competitors have in the past and may in the future, seek to perpetuate such perceptions. Our products are still not widely used and there is risk of an actual or perceived failure of our products or other negative perceptions regarding our products, such as perceived health hazards. Such an event, or the perception of such an event, could quickly result in our direct and end-use customers replacing our products with traditional insulation materials which could have a material adverse effect on our results of operations.

Our activities and operations are subject to numerous health and safety laws and regulations, and if we violate such regulations, we could face penalties and fines.

We are subject to numerous health and safety laws and regulations in each of the jurisdictions in which we operate, including with regards to hazardous substances that we use in our manufacturing process. These laws and regulations require us to obtain and maintain permits and approvals and implement health and safety programs and procedures to control risks associated with our operations. Compliance with those laws and regulations can require us to incur substantial costs. Moreover, if our compliance programs are not successful, we could be subject to penalties or to revocation of our permits, which may require us to curtail or cease operations of the affected facilities. Violations of laws, regulations and permit requirements may also result in criminal sanctions or injunctions. Manufacture of our products requires the use of hazardous substances and our products contain these same materials, including titanium dioxide and carbon black, which, in certain forms and at certain levels, has been determined to be possibly carcinogenic or otherwise harmful to humans. While we use these hazardous substances, including titanium dioxide and carbon black, in forms and at levels that comply with current rules and regulations governing their use known to us, such rules and regulations may become more stringent such that we are required to modify our manufacturing process and such that our customers’ use of our product may be impacted, or we may inadvertently use such materials. In addition, our production or manufacturing process may result in uses above permitted levels. Such uses or changes in rules or regulations could materially adversely affect our business, financial condition and operating results. Health and safety laws, regulations and permit requirements may change or become more stringent. Any such changes could require us to incur materially higher costs than we currently have. Our costs of complying with current and future health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could adversely affect our business, financial condition and operating results.

Our products are very expensive relative to other insulation products, which could make it more difficult for us to grow our revenue and achieve broader adoption of our aerogel products.

While we believe our products have superior performance attributes and may sometimes have the lowest cost on a fully-installed basis or offer life-cycle cost savings, our competitors offer many incumbent insulation products that are priced below our products. Our products are very expensive relative to other insulation products and end-use customers may not value our products’ performance attributes sufficiently to pay their premium price. This could make it more difficult for us to grow our revenue and achieve broader adoption of our aerogel products. In addition, some of the cost benefits of our products are based on reduced installation time and related labor expense. In regions where labor costs are significantly lower than in the United States and Europe, the cost benefits of reduced installation times may not be adequate to overcome the relatively high price of our products and may make it more difficult for us to grow our revenue in such regions.

Changes to regional, national and local laws and regulations regarding energy efficiency and building standards could materially adversely affect our business and operating results.

We believe that there has been a trend in certain countries, especially within the European Union, for governments to mandate increasingly stringent energy efficiency standards and building standards for certain construction and renovation projects and this trend has evidenced itself at various levels of government, including regional, national and local. Our business is affected by these laws and regulations. If this trend toward increasingly stringent energy efficiency standards and building standards were to lessen or cease or if there were to be a trend towards weaker energy efficiency standards and building standards or reduced enforcement of existing standards, then our business and operating results could be materially adversely affected. In addition, changes to the laws and regulations governing energy efficiency and building standards in specific jurisdictions or the enforcement of such laws, regulations or standards could materially adversely impact our business and operating results if we have significant sales of our products in that jurisdiction or if we were targeting that jurisdiction for expanded future sales.

In particular, our sales in the building and construction market are driven substantially by government policies and legislation in Europe that mandate high levels of energy efficiency in buildings. The European Union’s directive on the energy performance of buildings, Directive 2010/ 31/ EU, or EPBD, requires EU member states to pass legislation or implement regulations requiring all new buildings as well as most major renovations to achieve minimum energy performance requirements. The EPBD significantly expands the scope of the original EU directive on building energy performance adopted in 2002, Directive 2002/91/EC. While we believe the policies established under the EPBD offer a significant opportunity for our products in the European building and construction market, this opportunity is largely dependent on faithful implementation of the directive by EU member states and continued support for national and local energy efficiency initiatives. Many EU member states have not yet fully adopted legislation implementing the original 2002 directive and it is unclear when certain EU members will pass legislation implementing the EPBD. In the event that the European Union repeals or weakens the requirements of the EPBD or that EU member states do not adopt or enforce national legislation implementing the EPBD, our business and operating results may be materially adversely impacted.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If our internal controls over financial reporting are determined to be ineffective, or if our auditors are otherwise unable to attest to their effectiveness when required, investor confidence in our company, and our common stock price, may be adversely affected.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering and in each year thereafter. Our auditors may also need to attest to the effectiveness of our internal controls over financial reporting. These assessments will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting.

Although our independent registered public accounting firm did not complete an audit of internal controls over financial reporting as of December 31, 2010, two significant deficiencies in internal controls were identified in connection with the preparation of our financial statements and the audit of our financial results for 2010. We determined that we had a significant deficiency relating to our accounting resources and financial information systems. In addition, we determined that we had a significant deficiency relating to our information technology and general controls.

We have taken actions to remediate both of these significant deficiencies including instituting more detailed recording, review and approval processes, establishing additional internal controls, providing additional training and hiring additional financial and accounting staff; however, we do not expect that they will be remediated at the time of this offering.

We are in the very early stages of the costly and challenging process of compiling our system of internal controls over financial reporting and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may discover, and not be able to remediate, future significant deficiencies or material weaknesses, nor be able to complete our evaluation, testing and any required remediation in a timely fashion, any of which would make us less likely to detect or prevent fraud. In addition, we may not be able to remediate our current significant deficiencies. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal controls over financial reporting are effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports or it could cause us to fail to meet our reporting obligations, which could have a material adverse effect on the price of our common stock. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including Securities and Exchange Commission, or SEC, action, ineligibility for short form resale registration, the suspension or delisting of our common stock from The New York Stock Exchange, or NYSE, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may adversely affect our operating results.

After the consummation of this offering, we will be subject to the reporting requirements of the Exchange Act that require us to file, among other things, quarterly reports on Form 10-Q and annual reports on Form 10-K. Under Section 302 of the Sarbanes-Oxley Act, as a part of each of these reports, our chief executive officer and chief financial officer will be required to evaluate and report their conclusions regarding the effectiveness of our disclosure controls and procedures and to certify that they have done so. This requirement will apply to our first Form 10-Q for the quarter following effectiveness of the registration statement. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Form 10-K. In addition, the independent registered public accounting firm auditing our financial statements will be required to attest to and report on the effectiveness of our internal control over financial reporting. This requirement will first apply to our Form 10-K for our fiscal year ending December 31, 2012. The process of improving our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management.

Complying with these and other requirements applicable to public companies may place a strain on our personnel, information technology systems and resources and divert management’s attention from other business concerns. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we may not be able to do so without incurring material costs. These and other requirements may also make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance. We, therefore, may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Any one of these events could have a material adverse effect on our business, financial condition and results of operations.

Our continued growth requires that we expand our manufacturing facilities and increase our production capacity. If we fail to achieve this manufacturing expansion and capacity increase, our growth may be hindered and our business may be materially adversely affected.

We are engaged in the design, engineering and initial procurement phase of building a third production line in our current manufacturing facility in East Providence and also plan to construct a second manufacturing facility located in either the United States or Europe. If, for any reason, the third production line or the second manufacturing facility should fail to be completed in a timely fashion or any of the production lines in our current or any future manufacturing facilities do not operate according to our expectations, sales may be impeded, our growth may be hindered and our business may be materially adversely affected. Additionally, we have been unable at times to produce sufficient amounts of our products to meet demand from our customers, and we may not be able to avoid capacity constraints in the future. Many factors could delay or prevent the addition of a third production line or the construction of a second manufacturing facility, including our inability to find financing on favorable terms, or at all, design, engineering and construction difficulties, interruptions in the supply of the necessary construction materials or the increase in their price, and our failure to obtain necessary legal, regulatory and other approvals. Many factors could prevent the third production line or the second manufacturing facility from producing at their expected full capacity, including design and engineering failures, inability to retain and train a skilled workforce, improper operation of the manufacturing equipment and damage to the manufacturing equipment due to design and engineering flaws or operator error. Any such expansion will place a significant strain on our senior management team and our financial and other resources. The costs associated with our expansion could exceed our expectations and result in a materially adverse impact on our operating results.

Growth may place significant demands on our management and our infrastructure. If we fail to manage our growth effectively, we may be unable to execute our business plan or address competitive challenges adequately.

We expect to continue to expand our manufacturing, sales and marketing, operations, engineering, research and development capabilities and financial control and reporting systems, and as a result, we may be unable to manage our growth. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, financial control and reporting systems, expand our facilities and continue to recruit and train additional qualified personnel. All of these measures will require significant expenditures and will demand the attention of management. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition would be harmed.

We compete for personnel and advisors with other companies and other organizations, many of which are larger and have greater name recognition and financial and other resources than we do. If we are not able to hire, train and retain the necessary personnel, or if these managerial, operational, financial and reporting improvements are not implemented successfully, we could lose customers and revenues. We allocate our operations, sales and marketing, research and development, general and administrative and financial resources based on our business plan, which includes assumptions about current and future orders from industrial customers, building and construction customers and original equipment manufacturers, or OEMs. However, these factors are uncertain. If our assumptions regarding these factors prove to be incorrect or if competing products gain further acceptance, then actual demand for our aerogel products could be significantly less than the demand we anticipate and we may not be able to sustain our revenue growth or achieve profitability.

Our financial results may vary from period-to-period due to changes in the mix of our products that we sell during a period and due to our expenses not corresponding with the timing of our revenues, which may lead to volatility in our stock price.

Our profitability from period-to-period may vary due to the mix of products that we sell in different periods. Although changes in our product mix from period to period have not historically had a significant impact on our financial results, as we seek to continue to expand our business, we expect to sell an increasing amount of our aerogel insulation products into the building and construction and OEM markets. Certain of the products aimed at these markets have different margin profiles than the products that have historically generated most of our product revenue. In particular, Spaceloft and Spaceloft A2, which are targeted at the building and construction market, are relatively lower margin as compared to our Pyrogel and Cryogel products, which are targeted at the industrial and OEM markets. Accordingly, sales of individual products may not necessarily be consistent across periods, which could cause our revenue, cost of revenue, gross profit, net income and cash flow to vary from period to period.

In addition, most of our expenses are either relatively fixed in the short-term or incurred in advance of sales. These spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular operating period are below expectations, we may not be able to proportionately reduce expenses for that period. Therefore, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and that these comparisons cannot be relied upon as indicators of future performance. As a result, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

The qualification process for our products in the industrial, building and construction and other markets can be lengthy and unpredictable, potentially delaying adoption of our products and incurring significant expense.

Qualification of our products by many of our direct and end-use customers in the industrial, building and construction and other markets can be lengthy and unpredictable and many of these direct and end-use customers have extended budgeting and procurement processes. This extended sales process requires the dedication of significant time by our personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. Furthermore, even after an extensive qualification process, our products may fail to meet the standards sought by our end-use customers and may not be qualified for use by such end-use customers. Such a failure to qualify may result in us losing such companies as end-users of our products, which would cause a decrease in our revenue or revenue growth rate either of which could materially adversely affect our business and operating results.

Shortages of the raw materials used in the production of our products, increases in the cost of such materials or disruptions in our supply chain could adversely impact our financial condition and operating results.

The raw materials used in the production of our products consist primarily of polyester and fiberglass battings, amorphous silica and ethanol, which is used in the delivery of the amorphous silica. Although we are not dependent on any one supplier, we are dependent on the ability of our third-party suppliers to supply such materials on a timely and consistent basis. While these raw materials are available from numerous sources, they may be subject to fluctuations in availability and price. Our third-party suppliers may not dedicate sufficient resources to meet our scheduled delivery requirements or our suppliers may not have sufficient resources to satisfy our requirements during any period of sustained demand. Failure of suppliers to supply, delays in supplying, or disruptions in the supply chain for our raw materials, or allocations in the supply of certain high demand raw components, could materially adversely affect our operations, our profitability and our ability to meet our delivery schedules on a timely and competitive basis.

Fluctuations in the prices of these raw materials could have a material adverse effect on results of operations. Our ability to pass increases in raw material prices on to our customers is limited due to competitive pricing pressure and the time lag between increased costs and implementation of related price increases. We purchase amorphous silica from several suppliers, mostly pursuant to individual purchase orders and not pursuant to long-term contracts. While we do have a supply agreement with Silbond Corporation, Silbond provides less than a third of our amorphous silica needs. Although we are working with a number of amorphous silica providers to plan for our potential future needs and to develop processes to reduce our amorphous silica costs, we do not have a secure, long-term supply of amorphous silica. We may not be able to establish arrangements for secure, long-term amorphous silica supplies at prices consistent with our current costs or without incurring a delay in supply at prices consistent with our current costs while we seek to identify different sources. Any inability to continue to purchase silica pursuant to purchase orders, without long-term agreements in place, or to otherwise establish a long-term supply of amorphous silica at prices consistent with our current costs would have a material adverse effect on our ability to increase our sales and achieve profitability.

If we do not continue to develop and maintain distribution channels for our products, our profitability could be impaired.

For a significant portion of our revenues in the industrial and OEM markets, we rely on sales to distributors who then sell our products to end-users in those markets. Our success depends, in part, on our maintaining satisfactory relationships with these distributors. The majority of our sales to distributors are effected on a purchase order basis that requires us to meet expectations of delivery, quality and pricing of our products, at both the distribution channel level and at the level of the end-user of our products. If we fail to meet expected standards, our revenues would decline and this could materially adversely affect our business, results of operations and financial condition. Additionally, we have been unable at times to produce sufficient amounts of our products to meet demand from our customers and we may not be able to avoid capacity constraints in the future. If we are unable to deliver our products within such short timeframes, we may be at risk of losing direct or end-use customers. Accordingly, shortfalls in sales could materially adversely affect our business and operating results.

Failure by us to develop, maintain and strengthen strategic relationships with industry leaders to commercialize our products, particularly in the building and construction market, may adversely affect our results of operations and our ability to grow our business.

Our business strategy requires us to align the design and performance attributes of our products to the evolving needs of the market. To facilitate this process, we have sought out partnerships and relationships with industry leaders in order to assist in the development and commercialization of our products. We face competition from other manufacturers of insulation in seeking out and entering into such partnerships and relationships with industry leaders in our target markets and we may therefore not be successful in establishing strategic relationships in those markets. In the building and construction market, we have entered into a joint development agreement with BASF Construction Chemicals to develop products to meet increasingly stringent building standards for thermal performance of retrofit and new-build wall systems. In the event that we are unable to develop products that meet market needs or maintain our relationship with BASF Construction Chemicals, we may be required to find less prominent partners in the building and construction market and we may be less able or unable to successfully penetrate that market. As a result, we may lose our ability to grow our business in the building and construction market, which could adversely affect our results of operations, including impairing our profitability.

We may enter into agreements that may limit our ability to broadly market our products or could involve future obligations, which could make it more difficult for us to commercialize certain of our products and negatively affect our business and results of operations.

We have a joint development agreement with BASF Construction Chemicals to develop products in the building and construction market and other joint development agreements that we enter into from time to time. In order to develop and commercialize our products, we may enter into additional joint development agreements or commercial arrangements, in particular in the building and construction and OEM markets. We cannot be certain that any products will be successfully developed under any such agreement or, even if developed, that they will be successfully produced or commercialized. These agreements may contain exclusivity, ownership and other terms that may limit our ability to commercialize any products or technology developed in connection with such agreements, including in ways that we do not envision at the time of entering into the agreement. In addition, these agreements may not obligate either party to make any purchases and may contain technical specifications that must be achieved to the satisfaction of our partner, which we cannot be certain we will be able to achieve. If our ability to commercialize products or technology developed in connection with these agreements is limited or if we fail to achieve the technical specifications that may be required, then our business, financial condition and operating results could be materially adversely affected.

Our results of operations could be adversely affected if our operating expenses do not correspond with the timing of our revenues.

Most of our operating expenses, such as manufacturing facility expenses, employee compensation and research expenses, are either relatively fixed in the short-term or incurred in advance of sales. Additionally, our spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, we may not be able to proportionately reduce operating expenses for that quarter. For example, the time between our customers’ placing an order and delivery of our product is typically short, which limits our ability to predict future sales. This limitation could result in our being unable to reduce spending quickly enough to compensate for reductions in sales and could therefore adversely affect our operating results for any particular operating period. Even though the sales cycle for our products is often long, the lead time between an actual order and shipment of the product is typically short and the insulation market is generally characterized by just-in-time delivery. This limits our ability to predict future sales and could also result in our inability to reduce spending quickly enough to compensate for reductions in sales.

We are exposed to the credit risk of some of our direct customers, including distributors, contractors and OEMs, which subjects us to the risk of non-payment for our products.

Although many of our end-use customers are larger, well-capitalized industrial companies, we distribute our products through a network of distributors, contractors and OEMs that may not be well-capitalized and may be of a lower credit quality. This direct customer network subjects us to the risk of non-payment for our products. Although we have not experienced a significant incidence of non-payment for our products, such non-payments may occur in the future. In addition, during periods of economic downturn in the global economy, our exposure to credit risks from our direct customers may increase, and our efforts to monitor and mitigate the associated risks may not be effective. In the event of non-payment by one or more of our direct customers, our business, financial condition and operating results could be materially adversely affected.

Our working capital requirements involve estimates based on demand and production expectations and may decrease or increase beyond those currently anticipated, which could harm our operating results and financial condition.

In order to fulfill the product delivery requirements of our direct and end-use customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated or drops off sharply, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements. To meet any ongoing working capital shortages, we may rely on our current loan and security agreement with Silicon Valley Bank, which we refer to as our revolving credit facility, under which we are entitled to borrow up to $10.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” In addition, we plan to increase our inventory in order to meet our expected future demand. This would result in an increase in our working capital requirements that could harm our operating results and financial condition.

Our contracts with U.S. government agencies may subject us to audits, criminal penalties, sanctions and other expenses and fines.

U.S. government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit government contractors. These agencies review a contractor’s compliance with contract terms and conditions, performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of a contractor’s systems and policies, including a contractor’s purchasing, property, estimating, billing, accounting, compensation and management information systems. Any costs found to be overcharged or improperly allocated to a specific contract or any amounts improperly billed or charged for products or services will be subject to reimbursement to the government. As a government contractor, we are required to disclose credible evidence of certain violations of law and contract overpayments to the U.S. government. If we are found to have participated in improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. Any negative publicity related to such contracts, regardless of the accuracy of such publicity, may adversely affect our business or reputation.

Our contracts with U.S. government agencies may not be funded by future appropriations and are subject to modification or termination at any time prior to their completion.

Our contracts with U.S. government agencies are subject to the availability of appropriated funds. The U.S. government funds our contract research work through a variety of funding programs that rely on monies appropriated by Congress. At any point, the availability of funding could change, thus reducing the opportunities for new or continued revenues to us from government contract work. For example, we currently receive a significant portion of our government contract revenues through the Small Business Innovation Research program, or SBIR. SBIR funding for our contracts with U.S. government agencies could be reduced or eliminated for a number of reasons including the discontinuance of the program as a result of action or inaction by Congress, a decrease in the portion of U.S. government agencies’ budgets that are allocated to research and development, or a reduction of the percentage of research and development budgets that are allocated to SBIR. We expect that our revenue under such contracts will continue to decline due to the recent trend toward tightening of federal spending guidelines and programs. Additionally, SBIR funding is currently available only to companies with less than 500 employees. In the event that our employee headcount equals or exceeds 500, we would no longer be eligible to compete for and be awarded contracts funded through SBIR. Any reduction in available funding or inability to participate in the SBIR program may adversely affect our revenues.

In addition, under our contracts, the U.S. government generally has the right not to exercise options to extend or expand our contracts and may modify, curtail or terminate the contracts at its convenience. Our government customers may not renew our existing contracts after the conclusion of their terms and we may not be able to enter into new contracts with U.S. government agencies. Any decision by the U.S. government not to exercise contract options or to modify, curtail or terminate our contracts or not to renew our contracts or enter into new contracts with us would adversely affect our revenues.

Loss of the intellectual property rights that we license from Cabot Corporation would have a material adverse impact on our business.

We have licensed certain intellectual property rights from Cabot under a cross license agreement. These intellectual property rights have been and continue to be critical to the manufacture of our existing products and may also be important to our research, development and manufacture of new products. Any termination or limitation of our cross license agreement with Cabot, or any loss of the intellectual property rights granted to us thereunder as a result of ineffective protection of such rights by Cabot, a breach of or dispute under the cross license agreement by either party or our inability to meet the payment schedule set forth in the cross license agreement would have a material adverse impact on our financial condition, results of operations and growth prospects, and would prevent us from continuing our business. Under the terms of the cross license agreement, as amended, we are obligated, among other things, to pay Cabot a nonrefundable fee of $38 million that is amortized on a quarterly basis with the total amount to be paid in full no later than December 2013. As of June 30, 2011, $15.0 million remained outstanding to Cabot. For a more detailed description of the cross license agreement with Cabot, see “Business — Intellectual Property — Cross License Agreement with Cabot Corporation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments — Cross License Agreement.”

Our inability to protect our intellectual property rights could negatively affect our business and results of operations.

Our ability to compete effectively depends in part upon developing, maintaining and/or protecting intellectual property rights relevant to our aerogel product forms, applications and manufacturing processes. We rely principally on a combination of patent protection, trade secret laws, confidentiality and nondisclosure agreements and licensing arrangements to establish and protect the intellectual property rights relevant to our business. However, these measures may not be adequate in every given case to permit us to gain or keep any competitive advantage, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. In particular, since aerogels were developed approximately 80 years ago, there has been a wide range of research, development and publication related to aerogels, which makes it difficult to establish intellectual property rights to many key elements of aerogel technology and to obtain patent protection. Accordingly, much of the critical technology that we use in our manufacture of aerogel blankets is not protected by patents.

Where we consider it appropriate, our strategy is to seek patent protection in the United States and other countries on technologies used in or relating to our aerogel product forms, applications and manufacturing processes. As of June 30, 2011, we had 17 issued U.S. patents and 13 issued foreign patents, including one U.S. patent and one European patent that we co-own with a third party. The issuance of a patent is not conclusive as to its scope, validity and enforceability. Thus, any patent held by us or to be issued to us from a pending patent application, could be challenged, invalidated or held unenforceable in litigation or proceedings before the U.S. Patent and Trademark Office and/or other patent tribunals, or circumvented by others. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and the landscape could become more uncertain in view of future rule changes by the United States Patent and Trademark Office, the introduction of patent reform legislation and decisions in patent law cases by the federal courts including the United States Supreme Court. The patent landscape outside the United States is even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, we may fail to apply for patents on important technologies or product candidates in a timely fashion, if at all, and our existing and future patents may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products or technologies, in particular given the long history of aerogel development. Furthermore, third parties could practice our intellectual property rights in territories where we do not have patent protection. Such third parties may then try to import products made using our intellectual property rights into the United States or other countries.

As of June 30, 2011, we had 20 pending U.S. patent applications and 34 pending foreign patent applications, including one pending U.S. patent application that we co-own with a third party and a family of pending foreign patent applications that we co-own with another third party. Our pending patent applications are directed to various enabling technologies for the product forms, applications and manufacturing processes that support our current business, as well as aspects of products under development or contemplated for the future. The issuance of patents from these applications involves complex legal and factual questions and, thus, we cannot assure you that any of our pending patent applications will result in the issuance of patents to us. The U.S. Patent and Trademark Office and relevant foreign patent tribunals may deny or require significant narrowing of claims in our pending patent applications. Patents issued as a result of any of our pending patent applications may not cover our enabling technology and/or the products or processes that support our current or future business or afford us with significant commercial protection against others with similar technology. Proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, our pending patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus foreign patent applications may not be granted even if counterpart United States patents are issued.

Patents covering technologies that are similar or superior to our technologies may be developed or obtained by third parties. We may need to seek licenses to these technologies, which could limit our ability to manufacture our products and have a material adverse effect on our business and results of operations.

Competitors or other third parties may independently develop and obtain patents covering technologies that are similar or superior to the product forms, applications or manufacturing processes that we employ. In such event, we may need to obtain licenses for these technologies. However, we may not be able to obtain licenses on reasonable terms, if at all, which could limit our ability to manufacture our current and/or future products and operate our business.

Our contracts with the U.S. government and other third parties could negatively affect our intellectual property rights.

To further our product development efforts, our scientists and engineers work closely with customers, the U.S. government and other third parties to research and develop advancements in aerogel product forms, applications and manufacturing processes. We have entered into agreements with private third parties and have been awarded numerous research contracts with the U.S. government to independently or jointly research, design and develop new devices and systems that incorporate our aerogel products. We also expect to enter into similar private agreements and be awarded similar government contracts in the future. In some instances, the research and development activities that we conduct under contract with the U.S. government and/or with private third parties may produce intellectual property to which we may not have ownership or exclusive rights and will be unable to protect or monetize. Moreover, when we develop new technologies using U.S. government funding, the government may obtain certain rights in any resulting patents, technical data and/or other confidential and proprietary information, generally including, at a minimum, a non-exclusive license authorizing the U.S. government to use the invention, technical data or software for non-commercial purposes. This federal government funding may limit when and how we can deploy our technology developed under those contracts. In addition, the federal funding must be disclosed in any resulting patent applications, and our rights in such inventions will normally be subject to government license rights, periodic post-contract utilization reporting, foreign manufacturing restrictions and “march-in” rights. March-in rights refer to the right of the U.S. government to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of any technology developed under contract with the government or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to United States industry. The U.S. government may also have the right to disclose our confidential and proprietary information to third parties.

Our U.S. government-sponsored research contracts are also subject to audit and require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of our confidential and proprietary information relating to our product forms, applications and/or manufacturing processes. If we fail to provide these reports or to provide accurate or complete reports, the U.S. government could obtain rights to any intellectual property arising from the related research.

Furthermore, there could be disputes between us and a private third party as to the ownership rights to any inventions that we develop in collaboration with such third party. Any such dispute may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation.

We rely on trade secrets to protect our technology, and our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We rely in part on trade secret protection to protect confidential and proprietary information relating to our technology, particularly where we do not believe patent protection is appropriate or obtainable. We continue to develop and refine the manufacturing processes used to produce our aerogel products and believe that we have already developed, and will continue to develop, significant know-how related to these processes. However, trade secrets can be difficult to protect. We may not be able to maintain the secrecy of this know-how, and competitors may develop or acquire equally or more valuable know-how related to the manufacture of comparable aerogel products. Our strategy for scale-up of commercial production will continue to require us to share confidential and proprietary information with the U.S. government and other third parties. While we take reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors, or those of our business partners, may intentionally or inadvertently disclose our confidential and proprietary information to competitors. Any enforcement of claims by us that a third party has obtained and is using our trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than United States courts to protect trade secrets.

We also require all employees and consultants to execute confidentiality and/or nondisclosure agreements upon the commencement of an employment or consulting arrangement with us, which agreements generally require that all confidential and proprietary information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements further generally provide that inventions conceived by the individual in the course of rendering services to us will be our exclusive property. Nevertheless, these agreements may not be honored and our confidential and proprietary information may be disclosed, or these agreements may be unenforceable or difficult to enforce. We also require customers and vendors to execute confidentiality and/or nondisclosure agreements. However, we may not have obtained such agreements from all of our customers and vendors. Moreover, some of our customers may be subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Our confidential and proprietary information may be otherwise disclosed without our authorization. For example, third parties could reverse engineer our manufacturing processes, independently develop substantially equivalent confidential and proprietary information or otherwise gain access to our trade secrets. Failure to maintain trade secret protection could enable others to produce competing products and adversely affect our competitive business position.

We could become subject to intellectual property litigation that could be costly, limit or cancel our intellectual property rights, divert time and efforts away from business operation, require us to pay damages and/or otherwise have an adverse material impact on our business.

The success of our business is highly dependent on protecting our intellectual property rights. Unauthorized parties may attempt to copy or otherwise obtain and use our products and/or enabling technology. Policing the unauthorized use of our intellectual property rights is difficult and expensive, as is enforcing these rights against unauthorized use by others. Identifying unauthorized use of our intellectual property rights is difficult because we may be unable to monitor the processes and/or materials being employed by other parties. The steps we have taken may not prevent unauthorized use of our intellectual property rights, particularly in foreign countries where enforcement of intellectual property rights may be more difficult than in the United States.

Our continued commercial success will also depend in part upon not infringing the patents or violating other intellectual property rights of third parties. We are aware of patents and patent applications generally relating to aspects of our technologies filed by, and issued to, third parties, and our knowledge of the patent landscape with respect to the technologies currently embodied within our aerogel products and the processes that we practice in manufacturing those products indicates that the third-party patent rights most relevant to our business are those owned by Cabot and licensed to us under the cross license agreement with Cabot. Nevertheless, we cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to conduct our business. There may be existing patents of which we are unaware that we may inadvertently infringe, resulting in claims against us or our customers. In the event that the manufacture, use and/or sale of our products or processes is challenged, or if our product forms or processes conflict with patent rights of others, third parties could bring legal actions against us in the United States, Europe or other countries, claiming damages and seeking to enjoin the manufacturing and/or marketing of our products. Additionally, it is not possible to predict with certainty what patent claims may issue from pending patent applications. In the United States, for example, patent prosecution can proceed in secret prior to issuance of a patent, provided such application is not filed in a foreign jurisdiction. For U.S. patent applications that are also filed in foreign jurisdictions, such patent applications will not be published until 18 months from the filing date of the application. As a result, third parties may be able to obtain patents with claims relating to our product forms, applications and/or manufacturing processes which they could attempt to assert against us.

In either case, litigation may be necessary to enforce, protect or defend our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs, divert resources and the efforts of our personnel away from daily operations, harm our reputation and/or result in the impairment of our intellectual property rights. In some cases, litigation may be threatened or brought by a patent holding company or other adverse patent owner who has no relevant product revenues and against which our patents may provide little or no deterrence. If we are found to infringe any patents, we could be required to (1) pay substantial monetary damages, including lost profits, reasonable royalties and/or treble damages if an infringement is found to be willful and/or (2) totally discontinue or substantially modify any products or processes that are found to be in violation of another party’s intellectual property rights. We also may have to seek a license to continue making and selling our products and/or using our manufacturing processes, which we may not be able to obtain on reasonable terms, if at all, which could significantly increase our operating expenses and/or decrease our revenue. If our competitors are able to use our technology without payment to us, our ability to compete effectively could be harmed. Our contracts generally indemnify our customers for third-party claims of intellectual property infringement related to our manufacture of a product up to the amount of the purchase price paid for the product. The expense of defending these claims may adversely affect our financial results.

We may incur significant costs complying with environmental laws and related claims, and failure to comply with these laws and regulations could expose us to significant liabilities, which could adversely affect our operating results.

Costs of compliance with regional, national, state and local existing and future environmental laws and regulations could adversely affect our cash flow and profitability. We are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in order to operate our facilities and in connection with the design, development, manufacture and transport of our products and the storage, use, handling and disposal of hazardous substances, including environmental laws, regulations and permits governing air emissions. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability, damages and fines, and our operations could be curtailed or suspended. In addition, certain foreign laws and regulations may affect our ability to export products outside of the United States. Existing environmental laws and regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to us or our products, and future changes in environmental laws and regulations could occur. These factors may materially increase the amount we must invest to bring our processes into compliance and impose additional expense on our operations.

Among the changes to environmental laws and regulations that could occur is the adoption of regulatory frameworks to reduce greenhouse gas emissions, which a number of countries, particularly in the European Union, have adopted, or are considering adopting. These include adoption of cap and trade regimes, carbon taxes, restrictive permitting, increased efficiency standards, and incentives or mandates for renewable energy, any of which could increase the costs of manufacturing our products and increase our compliance costs, which could materially adversely affect our business and operating results.

In addition, private lawsuits, including claims for remediation of contamination, personal injury or property damage, or actions by regional, national, state and local regulatory agencies, including enforcement or cost-recovery actions, may materially increase our costs. Certain environmental laws make us potentially liable on a joint and several basis for the remediation of contamination at or emanating from properties or facilities we currently or formerly owned or operated or properties to which we arranged for the disposal of hazardous substances. Such liability is not limited to the cleanup of contamination we actually caused. For example, the site of our East Providence facility was associated with contamination caused by prior activities on and near the site. While there is currently in place a covenant not to sue from the state environmental agency and a state-approved deed restriction addressing contamination left in place by a previous owner, we are required to comply with the deed restriction and the accompanying soil management plan. In general, the deed restriction prohibits the residential use of the property and the use of groundwater as potable water, and requires the maintenance of engineered controls to prevent exposure to contaminated soils and annual inspections. The soil management plan requires notice to the state environmental agency of soil excavation and the stockpiling, sampling and off-site disposal of excavated soil. Although we have not had to make material expenditures to satisfy these requirements to date, in the future, we may incur additional costs to comply with these requirements and failure to do so could disrupt the operation of our manufacturing facility or could subject us to liability for environmental remediation. We may incur liability relating to the remediation of contamination, including contamination we did not cause.

We may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. A delay in obtaining any required environmental regulatory approvals or failure to obtain and comply with them could materially adversely affect our business and operating results.

We may face certain product liability or warranty claims from our products, including from improper installation of our products by third parties. As a consequence, we could lose existing and future business and our ability to develop, market and sell our insulation could be harmed.

The design, development, production and sale of our products involve an inherent risk of product liability claims and associated adverse publicity. We may be named directly in product liability suits relating to our products, even for defects resulting from errors of our distributors, third-party installers or end-use customers. These claims could be brought by various parties, including distributors and other direct customers who are purchasing products directly from us, third-party installers who are contracted by our direct and end-use customers to install our products, or end-use customers who purchase our products from our distributors. We could also be named as co-parties in product liability suits that are brought against the distributors, third-party installers and end-use customers of our products. Installation of our products is handled by third parties over which we have no control and errors or defects in their installation may also give rise to claims against us, diminish our brand or divert our resources from other purposes. The failure of our products to perform to customer expectations, whether or not because of improper installation, could give rise to warranty claims against us. Any of these claims, even if without merit, could result in costly litigation or divert management’s attention and resources. In addition, many of our products are integrated into the final products of our customers. The integration of our products may entail the risk of product liability or warranty claims based on malfunctions or hazards from both our products and the final products of our customers.

A material product liability claim may seriously harm our results of operations, as well as damage our customer relationships and reputation. Although we carry general liability insurance, our current insurance coverage could be insufficient to protect us from all liability that may be imposed under these types of claims. Insurance coverage is expensive, may be difficult to obtain and may not be available in the future on acceptable terms or at all. Our distributors, third-party installers and end-use customers may not have adequate insurance coverage to cover against potential claims. This insurance may not provide adequate coverage against potential losses, and if claims or losses exceed our liability insurance coverage, we may go out of business. In addition, insurance coverage may become more expensive, which would harm our results of operations.

A substantial portion of our revenue comes from sales in foreign countries and we may expand our operations outside of the United States, which subjects us to increased economic, operational and political risks that could increase our costs and make it difficult for us to continue to operate profitably.

We conduct business across the globe, with a substantial portion of our sales outside the United States for each of the years ended December 31, 2008, 2009 and 2010. Revenue from outside of the United States, based on shipment destination or services location, amounted to $9.6 million or 48.0% of revenue, $15.9 million or 55.7% of revenue, and $23.2 million or 53.6% of revenue in the years ended December 31, 2008, 2009 and 2010, respectively. In addition, we may expand our operations outside of the United States. As a result, we are subject to a number of risks, including, but not limited to:

•	foreign currency fluctuations, which could result in reduced revenue and increased operating expense;

•	labor rules and collective bargaining arrangements in foreign jurisdictions, if we seek to expand our manufacturing facilities overseas;

•	the effect of applicable foreign tax structures, including tax rates that may be higher than tax rates in the United States or taxes that may be duplicative of those imposed in the United States;

•	tariffs and trade barriers;

•	general economic and political conditions in each country, which may interfere with, among other things, our supply chain, our customers and all of our activities in a particular location;

•	inadequate intellectual property protection in foreign countries;

•	the difficulties and increased expense in complying with a variety of domestic and foreign laws, regulations and trade standards, including the Foreign Corrupt Practices Act; and

•	terrorist activity and political unrest, particularly given the use of our products at oil and gas facilities.

Our success will depend in large part on our ability to manage the effects of continued global political and/or economic uncertainty, especially in our significant geographic markets.

Our business is affected by seasonal trends, and these trends could have an adverse effect on our operating results.

We are subject to seasonal fluctuations that we believe are tied to seasonal levels of industrial activity and the practices of the worldwide insulation market. As a result, our revenue and operating income in the fourth quarter is typically higher, and our revenue and operating income in the first quarter is typically lower, than in other quarters of the year. In addition, if our products’ penetration of the building and construction market grows, we may become subject to fluctuations related to commercial and residential construction cycles. As a result of these seasonal trends and fluctuations, we may occasionally experience declines in revenue or earnings as compared to the immediately preceding quarter, and comparisons of our operating results on a period-to-period basis may not be meaningful. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Results of Operations — Seasonality and Quarterly Results.”

We may require significant additional capital to pursue our growth strategy, but we may not be able to obtain additional financing on acceptable terms or at all.

The growth of our business will depend on substantial amounts of additional capital for construction of new production lines or facilities, ongoing operating expenses and continued development of our aerogel product lines. Our capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new products and enhancements to existing products, and our expansion of sales and marketing and product development activities. In addition, we may consider strategic acquisitions of complementary businesses or technologies to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. We may not be able to obtain loans or additional capital on acceptable terms or at all. Moreover, our revolving credit facility, our secured subordinated notes issued in December 2010, which we refer to as the subordinated notes, our convertible notes and our loan agreement with Massachusetts Development Finance Agency contain restrictions on our ability to incur additional indebtedness, which, if not waived, could prevent us from obtaining needed capital. Any future credit facilities or debt instruments would likely contain similar restrictions. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all. A failure to obtain additional financing when needed could adversely affect our ability to maintain and grow our business.

Our credit facilities and our debt instruments contain financial and operating restrictions that may limit our access to credit. If we fail to comply with covenants in our credit facilities or our debt instruments, we may be required to repay our indebtedness thereunder, which may have an adverse effect on our liquidity.

Provisions in our revolving credit facility, our subordinated notes, our convertible notes and our loan agreement with Massachusetts Development Finance Agency each impose restrictions on our ability to operate, including, for some of the agreements and instruments, but not for others, our ability to:

•	incur additional debt;

•	pay dividends and make distributions;

•	redeem or repurchase capital stock;

•	create liens;

•	enter into transactions with affiliates; and

•	merge or consolidate with or into other entities.

These credit facilities and debt instruments also contain other customary covenants. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and could cause us to be unable to borrow funds under our revolving credit facility. In addition to preventing additional borrowings under our revolving credit facility, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under the revolving credit facility and under our other debt instruments and credit facility, which would require us to pay all amounts outstanding. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us, or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

If we lose key personnel upon whom we are dependent, or if we are unable to successfully recruit and retain skilled employees, we may not be able to manage our operations and meet our strategic objectives.

Our continued success depends to a considerable degree upon the continued services of a small number of our employees with critical knowledge of our products, our manufacturing process, our intellectual property, our customers and our global operations. The loss or unavailability of any of these individuals could harm our ability to execute our business plan, maintain important business relationships and complete certain product development initiatives, which could harm our business. In the event that any of these key individuals leave their employment with us or take new employment with a competitor, our business and results of operations could be materially adversely affected. In addition, our continued success depends upon the availability, contributions, vision, skills, experience and effort of our senior management, financial, sales and marketing, engineering and production teams. We do not maintain “key person” insurance on any of our employees. We have entered into employment agreements with certain members of our senior management team, but none of these agreements guarantees the services of the individual for a specified period of time. All of the agreements with members of our senior management team provide that employment is at-will and may be terminated by the employee at any time and without notice.

Although we do not have any reason to believe that we may lose the services of any our employees with critical knowledge of our products, our manufacturing processes, our customers and our global operations or any of our senior management, financial, sales and marketing, engineering and production teams in the foreseeable future, the loss of the services of any of these individuals might impede our operations or the achievement of our strategic and financial objectives. The loss or interruption of the service of any of these individuals or our inability to attract or retain other qualified personnel or advisors could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to manage our operations and implement our strategy.

Our ability to use our net operating loss carryforwards will be subject to limitation, which could result in a higher effective tax rate and adversely affect our financial condition and results of operations.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. At December 31, 2010, we had $112 million of net operating losses available to offset future federal income, if any, which expire on various dates through December 31, 2030; however, we expect $30 million of our net operating losses will not be able to be utilized after June 2013. We performed an analysis pursuant to Internal Revenue Code Section 382, as well as similar state provisions, in order to determine whether any limitations might exist on the utilization of net operating losses and other tax attributes. Based on this analysis, we determined that it is more likely than not that an ownership change occurred on June 10, 2008, resulting in an annual limitation on the use of our net operating losses and other tax attributes as of such date. We also determined that we had certain built-in gains at the date of ownership change. Built-in gains increase the limitation under the Internal Revenue Code Section 382 to the extent triggered during the five year period subsequent to the date of change. Absent the disposition of certain built-in gain assets, which assets are critical to our business and are unlikely to be disposed of, within the five year period subsequent to the acquisition, approximately $30 million of our net operating losses will not be able to be utilized after June 2013.

Risks Related to This Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has never been a public market for our common stock. A liquid trading market for our common stock may not develop. We cannot predict when or whether investor interest in our common stock on the NYSE might lead to an increase in market price or the development of a more active trading market or how liquid that market might become. If an active market for our securities does not develop, it may be difficult to sell common stock you purchase in this offering. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the initial public offering price.

The initial public offering price of our common stock sold in this offering was determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock that will prevail in the trading market following this offering. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including those listed in “— Risks Related to Our Business and Strategy” and including the following, some of which are beyond our control:

•	volume and timing of orders for our products;

•	quarterly and yearly variations in our or our competitors’ results of operations;

•	our announcement or our competitors’ announcements regarding new products, product enhancements, significant contracts, number of distributors, acquisitions or strategic investments;

•	announcements of technological innovations relating to aerogels, thermal management and energy conservation insulation;

•	results of operations that vary from the expectations of securities analysts and investors;

•	the periodic nature of our sales cycles, in particular for capital projects in the industrial market;

•	our ability to develop, obtain regulatory clearance or approval for and market new and enhanced products on a timely basis;

•	future sales of our common stock, including sales by our executive officers, directors and significant stockholders;

•	announcements by third parties of significant claims or proceedings against us, including with regards to intellectual property and product liability;

•	changes in accounting principles; and

•	general U.S. and global economic conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Furthermore, the U.S. stock market has at times experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of our senior management team from our business regardless of the outcome of such litigation.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may cause the market price of our common stock to decline. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline substantially. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of June 30, 2011, our officers, directors and principal stockholders and their affiliates collectively controlled approximately 81.3% of our outstanding common stock. After this offering, assuming no exercise of the underwriters’ option to purchase additional shares, our officers, directors and principal stockholders and their affiliates collectively will control approximately     % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

Our management team may invest or spend the proceeds of this offering in ways in which you may not agree or in ways that may not yield a return.

We expect to use the net proceeds from this offering for general corporate purposes, including the construction of additional manufacturing capacity. Our management will have considerable discretion in the application of the net proceeds of this offering. Stockholders may not agree with such uses and the net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Anti-takeover provisions in our restated certificate of incorporation and restated by-laws, and Delaware law, could delay or discourage a takeover.

Anti-takeover provisions in our restated certificate of incorporation and restated by-laws and Delaware law may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. The provisions of our charter documents include:

•	procedures for advance notification of stockholder nominations and proposals;

•	the inability of our stockholders to call a special meeting of the stockholders and the inability of our stockholders to act by written consent;

•	the ability of our board of directors to create new directorships and to fill any vacancies on the board of directors;

•	the ability of our board of directors to amend our restated by-laws without stockholder approval; and

•	the ability of our board of directors to issue up to shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine.

In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control. See “Description of Capital Stock.”

Future sales of our common stock or the possibility or perception of such future sales may depress our stock price and impair our ability to raise future capital through the sale of our equity securities.

Upon completion of the offering, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares will be held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering, or the perception that these sales could occur, could significantly reduce the market price of our common stock. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of our common stock are available for resale in the public market, subject to the restrictions on sale or transfer during the 180-day lockup period after the date of this prospectus that is described in “Shares Eligible for Future Sale.” Registration of the sale of these shares of our common stock would permit their sale into the market immediately. As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These sales could also impede our ability to raise future capital.

Moreover, following the completion of this offering and including (i) any shares issued in satisfaction of any accrued but unpaid dividends on our preferred stock and (ii) any shares of common stock issuable upon the automatic conversion of all principal and accrued but unpaid interest on our convertible notes, each of which would occur upon the closing of the offering made hereby, the holders of approximately           shares of common stock, as well as approximately 1.0 million shares underlying certain outstanding warrants to purchase our common stock, will have rights, subject to some conditions, to require us to include their shares in registration statements that we may file for ourselves or other stockholders. The      million shares represent approximately     % of the total number of shares of our common stock to be outstanding immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares. See “Description of Capital Stock — Registration Rights” for a description of the registration rights of these stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the prevailing market price of our common stock to decline.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price is substantially higher than the net tangible book value per share prior to the completion of this offering. Assuming an initial public offering price of our common stock of $      per share, the mid-point of the initial public offering price range set forth on the cover page of this prospectus, you will incur immediate dilution in net tangible book value per share of $     . This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Additionally, new investors in this offering will have contributed     % of our total equity as of          , 2011, but will own only     % of our outstanding shares upon completion of this offering.

Since we may require additional funds to develop new products and continue to expand our business, we may conduct substantial future offerings of equity securities. Future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We do not intend to pay cash dividends in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and we do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently expect to retain all available funds and any future earnings for use in the operation and expansion of our business. In addition, the terms of our revolving credit facility, our subordinated notes, our convertible notes and our cross license agreement with Cabot restrict our ability to pay dividends and any future credit facilities, loan agreements, debt instruments or license agreement may further restrict our ability to pay dividends. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,’’ “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our expectations as to the future growth of our business;

•	the expected future growth of the market for aerogel insulation, insulation generally, and energy efficiency solutions;

•	our belief that our products provide strong competitive advantages over traditional insulation materials;

•	our expectations that our second production line will be capable of operating at full capacity by the end of 2011 and that our first two production lines will then be capable of an annual production capacity of 40 to 44 million square feet of aerogel blankets, depending on product mix;

•	our expectation that upon completion of our third production line, our annual manufacturing capacity will increase by between 20 and 26 million square feet of aerogel blankets;

•	our ability to produce $50 to $54 million in annual revenue of aerogel blankets at current prices on our second production line when operating at full capacity;

•	our expectation that the construction of our third production line will be completed during 2012 and at a cost of approximately $45 million to $50 million;

•	our plans to construct a second manufacturing facility in the United States or Europe, based on proximity to raw material suppliers, proximity to customers, labor and construction costs and available governmental incentives, and our estimate that design, development and construction costs will range from $150 million to $200 million;

•	the expected energy and cost savings of our products; and

•	the expected future development of new aerogel technologies.

These forward looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Our forward-looking statements in this prospectus represent our views only as of the date of this prospectus. We disclaim any intent or obligation to update “forward-looking statements” made in this prospectus to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $      million, or approximately $      million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $      per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $      million.

We intend to use a portion of the net proceeds we receive from this offering for the estimated $45 million to $50 million in expenditures for the design, development and construction of our third production line in East Providence. We also intend to use the remaining net proceeds for general corporate purposes, which may include funding a portion of the design, development and construction of our planned second manufacturing facility. We estimate that the total expenditures for this planned second manufacturing facility will be approximately $150 million to $200 million. We intend to fund the remainder of the amounts required for the planned construction of our second manufacturing facility with cash on hand, cash flow from operations and additional indebtedness. Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance our research and development efforts and for use in the operation and expansion of our business and do not anticipate declaring or paying cash dividends in the foreseeable future.

The convertible note purchase agreement related to the convertible notes, the revolving credit facility, the note purchase agreement related to the subordinated notes and the cross license agreement with Cabot all contain restrictive covenants that restrict our ability to pay any dividends or make any distributions or payment on, or redeem, retire or repurchase, any capital stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2011:

•	on an actual basis;

•	on an unaudited pro forma basis to give effect upon the completion of this offering to (i) the automatic conversion of all shares of our preferred stock into shares of our common stock and the issuance of shares of common stock in satisfaction of accumulated dividends on such preferred stock; (ii) the automatic conversion of our convertible notes and all accrued but unpaid interest thereon into shares of our common stock; and (iii) the sale of shares of our common stock offered by us in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price, the closing of the offering made hereby and other terms of the offering determined at pricing.

	As of June 30, 2011
	Actual	Pro forma
	(Unaudited)
	(In thousands, except share and per share data)

Cash and cash equivalents(1)	$29,633	$

Long-term debt including current portion	$8,724	$
Convertible notes(2)	30,540
Series B redeemable convertible preferred stock, $0.001 par value; 17,000,000 shares authorized, 16,010,292 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma(3)	42,161
Series A redeemable convertible preferred stock, $0.001 par value, 52,843,201 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma(3)	136,229
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 114,000,000 shares authorized, 26,119,304 shares issued and outstanding, actual; and shares issued and outstanding, pro forma(1)(2)(3)	26
Additional paid-in capital(1)	69,876
Accumulated deficit	(202,438)

Total stockholders’ (deficit) equity(1)	$(132,536)	$

Total capitalization(1)	$85,118	$

(1)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $ per share assumed initial public offering price, representing the mid-point of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and consequently the cash and cash equivalents and each of additional paid-in capital, total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase

(decrease) in the assumed initial public offering price per share of the common stock would increase (decrease) the net proceeds that we receive in this offering and each of our unaudited pro forma cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us under this prospectus remains the same. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering and consequently the cash and cash equivalents and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million.

(2)	The unpaid principal amount of the convertible notes, together with any accrued but unpaid interest thereon, will be automatically converted into common stock upon the closing of the offering made hereby at a conversion price equal to 87.5% of the initial offering price per share to the public in this offering.

A $1.00 increase from the assumed initial public offering price of $ per share would decrease the number of shares of common stock issuable upon the conversion of the convertible notes by shares and $1.00 decrease from the assumed initial public offering price of $ per share would increase the number of shares of common stock issuable upon the conversion of the convertible notes by shares, in each case, assuming a , 2011 closing date of the offering. For each day after the assumed , 2011 closing date, the number of shares of common stock issuable upon the convertible notes would increase by shares, assuming an initial offering price of $ per share. The actual number of shares of common stock to be issued upon the conversion of the convertible notes will be based on the amount of accrued but unpaid interest then outstanding and the actual initial public offering price.

(3)	Each series of our preferred stock will convert upon the completion of this offering on a 1-for-1 basis. The terms of our existing preferred stock require us, upon the closing of the offering made hereby, to issue additional shares of common stock to the holders of such preferred stock in satisfaction of accumulated dividends on such preferred stock. The accumulated dividends were approximately $5.8 million at June 30, 2011 and accumulate at the rate of approximately $11,000 per day thereafter. The common stock issued in satisfaction of those dividends will be valued at the public offering price per share in this offering.

A $1.00 increase from the assumed initial public offering price of $ per share would decrease the number of shares of common stock to be issued to the holders of preferred stock in satisfaction of accumulated dividends on such preferred stock by approximately shares and a $1.00 decrease from the assumed initial public offering price of $ per share would increase the number of shares of common stock to be issued to the holders of our preferred stock in satisfaction of accumulated dividends on such preferred stock by approximately shares, in each case, assuming the closing date of the offering hereby occurs on , 2011. For each day after the assumed , 2011 closing date, the number of shares of common stock issuable to the holders of preferred stock in satisfaction of accumulated dividends on such preferred stock would increase by shares, assuming an initial offering price of $ per share. The actual number of shares of common stock to be issued to the holders of our preferred stock will be based on the amount of accrued dividends then outstanding and the actual initial public offering price.

DILUTION

If you invest in our common stock, your interest in our net tangible book value will be diluted to the extent of the difference between the initial public offering price and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of June 30, 2011, our net tangible book value was approximately $     , or approximately $      per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and preferred stock, divided by 26,119,304, the number of common shares outstanding on June 30, 2011. Our pro forma net tangible book value as of June 30, 2011 was $     , or $      per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, as of June 30, 2011, after giving effect to (i) the automatic conversion of all shares of our preferred stock into 68,853,493 shares of our common stock; (ii) the issuance of           shares of common stock upon the closing of the offering made hereby in satisfaction of accumulated dividends on our preferred stock, assuming an initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, and the closing of the offering made hereby occurs on          , 2011; and (iii) the automatic conversion of $30.0 million aggregate principal amount and all accrued but unpaid interest on our convertible notes upon the closing of the offering made hereby into an aggregate of           shares of our common stock, at a conversion price equal to 87.5% of the initial offering price, assuming an initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, and that the closing of the offering made hereby occurs on          , 2011.

After giving effect to the sale by us of shares of our common stock in the offering at the assumed initial public offering price of $     , the mid-point of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been approximately $     , or approximately $      per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $      per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2011
Increase per share attributable to cash payments by new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors	$

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after giving effect to the offering would be $      per share. This represents an increase in pro forma as adjusted net tangible book value of $      per share to existing stockholders and dilution in pro forma as adjusted net tangible book value of $      per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $     , the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $      million and the pro forma as

adjusted net tangible book value per share after this offering by $      per share and would increase (decrease) the dilution per share to new investors in this offering by $      per share, in each case, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the closing of the offering made hereby occurs on          , 2011. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table shows, as of          , 2011, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		per Share

Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $     , $      and $     , respectively, after deducting estimated underwriting discounts and estimated offering expenses payable by us, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the closing of the offering made hereby occurs on          , 2011.

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders will be further reduced to     % of the total number of shares of our common stock to be outstanding after the offering, and the number of shares of our common stock held by investors participating in the offering will be further increased to     % of the total number of shares of our common stock to be outstanding after the offering.

In addition, except as noted, the above discussion and table assume no exercise of stock options or warrants to purchase common stock after June 30, 2011. As of June 30, 2011, we had outstanding options to purchase a total of 14,110,658 shares of our common stock at a weighted-average exercise price of $0.62 per share and 1,127,324 shares of common stock reserved for issuance upon the exercise of outstanding warrants at a weighted-average exercise price of $0.002 per share. If all such options and warrants had been exercised as of June 30, 2011, pro forma as adjusted net tangible book value per share would be $      per share and dilution to new investors would be $      per share. To the extent we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods, and as of the dates, indicated. You should read the following selected consolidated financial data in conjunction with our audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We derived the consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheet data as of December 31, 2009 and 2010, from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. We derived the consolidated statement of operations data for the fiscal years ended December 31, 2006 and 2007, and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008, from our audited consolidated financial statements and the related notes thereto that are not included in this prospectus. We derived the consolidated statement of operations data for the six months ended June 30, 2010 and 2011, and the consolidated balance sheet data as of June 30, 2011, from our unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The results of operations for these interim periods are not necessarily indicative of the results to be expected for a full year. Our unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and the related notes thereto and, in the opinion of our management, reflect all adjustments that are necessary for a fair presentation in conformity with GAAP. Our historical results for prior periods are not necessarily indicative of results to be expected for any future period.

						Six Months Ended
	Year Ended December 31					June 30
	2006	2007	2008	2009	2010	2010	2011
	($ in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Product	$5,571	$9,075	$17,202	$24,752	$38,690	$16,008	$24,333
Research services	5,806	4,743	2,868	3,864	4,519	2,238	1,817

Total revenue	11,377	13,818	20,070	28,616	43,209	18,246	26,150
Cost of revenue:
Product	17,490	15,356	32,160	30,462	35,399	16,114	21,545
Research services	2,316	1,573	1,169	1,788	2,119	1,005	922
Impairment charge	—	—	2,524	—	—	—	—

Gross profit (loss)	(8,429)	(3,111)	(15,783)	(3,634)	5,691	1,127	3,683
Operating expenses:
Research and development	6,176	3,203	2,134	2,524	2,985	1,719	1,728
Sales and marketing	5,726	4,868	4,034	3,994	4,526	2,318	2,557
General and administrative	6,678	7,158	6,180	5,430	5,675	2,813	3,443

Total operating expenses	18,580	15,229	12,348	11,948	13,186	6,850	7,728

Income (loss) from operations	(27,009)	(18,340)	(28,131)	(15,582)	(7,495)	(5,723)	(4,045)

Other income (expense):
Interest income	271	56	287	18	170	37	51
Interest expense	(10,002)	(10,745)	(7,400)	(3,075)	(2,585)	(1,404)	(2,269)

Total other expense, net	(9,731)	(10,689)	(7,113)	(3,057)	(2,415)	(1,367)	(2,218)

Net income (loss)	(36,740)	(29,029)	(35,244)	(18,639)	(9,910)	(7,090)	(6,263)
Dividends and accretion on redeemable convertible preferred stock	(1,812)	(1,812)	(2,351)	(2,984)	(57,007)	(39,264)	(68,604)

Net income (loss) attributable to common stockholders	$(38,552)	$(30,841)	$(37,595)	$(21,623)	$(66,917)	$(46,354)	$(74,867)

Per share data:
Net income (loss) per share attributable to common stockholders, basic and diluted	$(4,163.04)	$(3,289.81)	$(3,389.12)	$(2.21)	$(2.62)	$(1.81)	$(2.88)

Weighted-average common shares outstanding, basic and diluted	9,261	9,375	11,093	9,751,616	25,574,286	25,573,997	26,005,705

Pro forma net income (loss) per share, basic and diluted(1)

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share, basic and diluted(1)

	December 31					June 30
	2006	2007	2008	2009	2010	2011
	($ in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$5,839	$794	$11,988	$27,502	$26,800	$29,633
Working capital(2)	(34,593)	(55,213)	9,404	21,766	24,723	30,554
Total assets	61,273	49,296	54,624	64,735	88,795	110,871
Total debt	26,502	29,195	755	509	8,067	39,264
Preferred stock	61,051	62,863	184,269	31,681	109,786	178,390
Total stockholders’ (deficit) equity	(93,185)	(123,055)	(159,655)	6,153	(58,103)	(132,536)

(1)	Pro forma per share data will be computed based upon the number of shares of common stock outstanding immediately after consummation of this offering applied to our historical net income (loss) amounts and will give retroactive effect to the preferred stock and convertible notes conversions (assuming an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus) and the issuance of the shares of our common stock offered hereby.

The following table presents the calculation of historical and pro forma basic and diluted net income (loss) per share of common stock attributable to our common stockholders:

						Six Months
	Year Ended December 31					Ended June 30
	2006	2007	2008	2009	2010	2010	2011
	($ in thousands, except share and per share data)

Net income (loss) attributable to common stockholders	$(38,552)	$(30,841)	$(37,595)	$(21,623)	$(66,917)	$(46,354)	$(74,867)
Dividends and accretion on redeemable convertible preferred stock	1,812	1,812	2,351	2,984	57,007	39,264	68,604
Interest expense
Discount on conversion of convertible notes

Pro forma net income (loss) attributable to common stockholders

Weighted-average common shares outstanding, basic and diluted	9,261	9,375	11,093	9,751,616	25,574,286	25,573,997	26,005,705
Common shares issued upon conversion of preferred stock and accrued dividends
Common shares issued upon conversion of convertible notes and interest thereon

Weighted-average common shares outstanding used in computing pro forma net income (loss) per share, basic and diluted

Pro forma net income (loss) per share, basic and diluted

(2)	Working capital means current assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward looking statements as a result of many factors, including those discussed under “Risk Factors” elsewhere in this prospectus. See also “Special Note Regarding Forward Looking Statements” included elsewhere in this prospectus.

Overview

We design, develop and manufacture innovative, high-performance aerogel insulation. We believe our aerogel blankets deliver the best thermal performance of any widely used insulation product available on the market today and provide a superior combination of performance attributes unmatched by traditional insulation materials. Our end-use customers use our products to save money, conserve energy, reduce CO2 emissions and protect workers and assets.

Our products are targeted at the estimated $32 billion annual global market for insulation materials. Our insulation is principally used by industrial companies that operate petrochemical, refinery, industrial and power generation facilities. We are working with leading building materials manufacturers to develop and further commercialize our products for applications in the building and construction market. We also rely on a small number of fabricators and OEMs to develop and sell products for applications as diverse as military and commercial aircraft, trains, buses, appliances, apparel, footwear and outdoor gear. We estimate that we generated 92% of our 2010 product revenue in the industrial insulation markets, 5% of our 2010 product revenue in the building and construction insulation market, and 3% of our 2010 product revenue in the transportation, appliance and apparel insulation markets.

We generate product revenue through the sale of our line of aerogel blankets. We market and sell our products primarily through a direct sales force based in North America, Europe and Asia. The efforts of our sales force are supported by a small number of sales consultants with extensive knowledge of a particular market or region. Our sales force is required to establish and maintain customer and partner relationships, to deliver highly technical information, and to ensure high quality customer service.

In the industrial market, we rely on an existing and well-established channel of distributors and contractors to distribute products to our end-use customers. In the building and construction market, we believe that our relationships with leading building materials manufacturers with established distribution networks will facilitate our penetration of the market on a cost-effective basis. In the transportation, appliance and apparel markets, our current plan is to rely on the efforts of OEMs to develop opportunities within and provide access to the markets.

We also perform research services under contracts with various agencies of the U.S. government, including the Department of Defense and the Department of Energy, and other institutions. Research performed under contract with government agencies and other institutions enables us to develop and leverage technologies into broader commercial applications.

We manufacture our products using our proprietary, high-volume process technology at our facility in East Providence, Rhode Island. We have operated the East Providence facility since mid-2008 and commenced operation of a second production line at this facility at the end of March 2011. We expect our annual production capacity by the end of 2011 to reach 40 to 44 million square feet of aerogel blankets, depending on product mix.

Our core aerogel technology and manufacturing processes are our most significant assets. As of June 30, 2011, we employed 28 research scientists and process engineers focused on developing next generation aerogel compositions, form factors and manufacturing technologies. Since inception through June 30, 2011, we have invested $25.7 million into our research and development activities and have delivered $35.8 million in research services revenue.

Our predecessor company was incorporated in 2001 and spun off from Aspen Systems, Inc., of Marlborough, Massachusetts, to focus on the development and commercialization of aerogel technology. We began selling our first products commercially in the second quarter of 2001. Since inception through June 30, 2011, we have generated $165.8 million in revenue consisting of $130.0 million in product revenue and $35.8 million in research services revenue. As of June 30, 2011, we had 161 employees principally located at two sites in the United States.

Our total revenue has grown from $11.4 million for the year ended December 31, 2006 to $43.2 million for the year ended December 31, 2010. For the year ended December 31, 2010, our revenue grew 51% to $43.2 million from $28.6 million in 2009. For the six months ended June 30, 2011, our revenue grew 44% to $26.2 million from $18.2 million in the comparable period in 2010.

We have experienced significant losses since inception, have an accumulated deficit of $202.4 million at June 30, 2011, and have significant ongoing cash flow commitments. We have invested significant resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and costs required by our customers. We currently market a set of commercially viable products, serve a growing base of customers and are experiencing rapid growth.

Factors Affecting Our Performance

Revenue Growth

The key driver to improve our financial performance will be continued revenue growth. We believe demand for our products will increase significantly to support widespread global efforts to improve energy efficiency. We plan to add resources to gain share of the industrial insulation market by increasing revenue from existing and new end-use customers. We also anticipate that our growing revenue base associated with maintenance programs will lead to increasing revenue associated with large capital projects, including the construction of new refineries and petrochemical facilities in emerging markets. We expect that this increased revenue will drive incremental improvement in gross profit, operating income and net income, and will lead to higher levels of cash flow from operations. Our ability to achieve sufficient revenue to generate net income and to fully fund operations will require continued near-term investments in manufacturing facilities, capital equipment, technology and personnel. We expect these investments to negatively impact current net income and cash balances, but to also set the framework for improving financial performance in the long-term.

Manufacturing Capacity

Demand for our aerogel products in 2010 increased by 88% from 2009 and exceeded our manufacturing capacity. In response to growing demand, we constructed a second production line in our East Providence facility designed to double our manufacturing capacity. We plan to continue to expand capacity to meet increased demand for our products. We are engaged in the design and engineering phase of a third production line at our East Providence facility and have commenced procurement of certain capital equipment which has a longer lead-time. We currently expect that this third line will be completed during 2012. We also plan to construct a second manufacturing facility in either the United States or Europe and to commence operations at the facility in the second half of 2013. We currently estimate that design, development and construction of our third production line in the East Providence facility will require expenditures of $45 million to $50 million. We currently estimate that design, development and construction of a second manufacturing facility, likely to be comprised of three production lines, will require expenditures of $150 million to $200 million. We currently expect to construct our second manufacturing facility in several phases, in order to align manufacturing capacity to anticipated demand for our products. Our ability to successfully bring this capacity online as planned will have a significant impact on our financial condition and results of operations.

Organizational Resources

We plan to expand our sales force globally to support anticipated growth in customers and demand for our products. We also intend to increase personnel, funding and capital equipment devoted to the research and development of new and advanced technologies. In addition, we plan to increase staff to support the expansion of our East Providence facility during 2012 and multi-facility manufacturing operations during the second half of 2013. These plans will require a significant investment in managerial talent, human resources, information systems, processes and controls to ensure maintenance of efficient and economic operations. These investments are critical to our ability to increase revenue, to generate net income and to fully fund operations.

Reliance on Partners

Our ability to initiate, maintain and manage relationships and strategic arrangements has been fundamental to the success of our business. We plan to leverage our relationships with leading building materials manufacturers and OEMs to facilitate penetration of the building and construction, transportation, appliance and apparel markets. These relationships are critical to our ability to penetrate these new markets on a cost-effective basis and are critical to our ability to sustain high levels of revenue growth, to generate net income and to fully fund operations.

Project-Based Revenue

Our product revenue has and will be generated in large part by demand for insulation associated with new-build construction of facilities, capital expansions and related capital projects, and larger maintenance-related projects. These projects include new construction, capacity expansion and maintenance in the Canadian oil sands, offshore oil wells, LNG facilities, refineries and petrochemical plants. Although we expect to generate a stream of product revenue over time from a number of projects and from a number of customers, the intermittent nature of project-based revenue or the revenue generated by a single project could be material to our revenue and results of operations in any given reporting period. In addition, these projects are affected by macroeconomic factors including the price of oil and economic growth. Accordingly, our project-based revenue in any given period could fluctuate due to changes in macroeconomic conditions. Fluctuations in our project-based revenue could, in turn, have a material impact on our results of operations in any given reporting period. See “Risk Factors — Risks Related to Our Business and Strategy — Our revenue may fluctuate, which may result in a high degree of variability in our results of operations and make it difficult for us to plan based on our future outlook and to forecast our future performance.”

Product Mix

Changes in our product mix have not historically had a significant impact on our financial results from period to period. As we seek to continue to expand our business, we expect to sell an increasing amount of our aerogel insulation products into the building and construction and OEM markets. Certain of the products aimed at these markets have different margin profiles than the products that have historically generated most of our product revenue. Increased sales into the building and construction and OEM markets may result in sales of individual products not being consistent across periods, which could affect product mix and cause our revenue, cost of revenue, gross profit, net income and cash flow to vary. In particular, Spaceloft and Spaceloft A2, which are targeted at the building and construction market, are relatively lower margin as compared to our Pyrogel and Cryogel products, which are targeted at the industrial and OEM markets.

Components of Our Results of Operations

Revenue

We recognize product revenue from the sale of our line of aerogel products and research services revenue from the provision of services under contracts with various agencies of the U.S. government and other institutions. The following table sets forth the total revenue for the periods presented:

				Six Months
				Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	($ in thousands)

Revenue:
Product	$17,202	$24,752	$38,690	$16,008	$24,333
Research services	2,868	3,864	4,519	2,238	1,817

Total revenue	$20,070	$28,616	$43,209	$18,246	$26,150

We expect continued growth in product revenue due to increasing market acceptance of our line of aerogel blankets and increasing demand for energy efficiency products to reduce energy consumption and CO2 emissions. We expect that research services revenue will decline due to the recent trend toward tightening of federal spending guidelines and programs.

Product revenue accounted for 88% and 93% of total revenue for the six months ended June 30, 2010 and 2011, respectively, and 86%, 86% and 90% for the years ended December 31, 2008, 2009 and 2010, respectively. We expect that product revenue will continue to increase as a percentage of our total revenue due to the anticipated strong growth in product revenue in combination with the expected decline in research services revenue.

A substantial majority of our revenue is generated from a limited number of direct customers, principally distributors, contractors and OEMs. Our 10 largest customers accounted for approximately 63% of our total revenue during the six months ended June 30, 2011, and we expect that most of our revenue will continue to come from a relatively small number of customers for the foreseeable future. For the six months ended June 30, 2010, Technip and Thorpe Products represented 18% and 10%, respectively, of our total revenue and for the six months ended June 30, 2011, Enershield and Thorpe Products represented 21% and 10%, respectively, of our total revenue. In 2008, Aerogel Korea Co, Ltd. represented 12% of our total revenue; in 2009, no customer represented 10% or more of our total revenue; and in 2010, Technip represented 14% of total revenue. For each of the periods discussed above, there were no other customers that represented 10% or more of our total revenues.

We conduct business across the globe, with a substantial portion of our sales outside the United States for each of the years ended December 31, 2008, 2009 and 2010. In addition, we may expand our operations outside of the United States. Revenue from outside of the United States, based on shipment destination or services location, amounted to $9.6 million or 48.0% of our total revenue, $15.9 million or 55.7% of our total revenue, and $23.2 million or 53.6% of our total revenue in the years ended December 31, 2008, 2009 and 2010, respectively, and $7.3 million or 40% of our total revenue and $17.6 million or 67% of our total revenue in the six months ended June 30, 2010 and 2011, respectively.

Cost of Revenue

Cost of revenue for our product revenue consists primarily of raw materials, direct labor and manufacturing overhead. Cost of product revenue is recorded when the related product revenue is recognized. Cost of product revenue also includes stock-based compensation and costs of shipping.

Raw material is our most significant component of cost of product revenue and includes fibrous batting, silica materials and additives. Raw material costs as a percentage of product revenue were 89.7%, 56.9% and 52.9% for the years ended December 31, 2008, 2009 and 2010, respectively, and 57.0% and 46.1% for the six months ended June 30, 2010 and 2011, respectively. The decline in raw material costs as a percentage of product revenue during the periods presented was due principally to purchasing efficiencies and manufacturing yield improvements. Raw material costs as a percentage of product revenue vary from product to product due to differences in average selling prices, material requirements, blanket thickness and manufacturing yields. As a result, raw material costs as a percentage of revenue will vary from period to period due to changes in the mix of aerogel products sold. However, in general, we expect raw material costs in the aggregate to decline modestly as a percentage of revenue as we seek to achieve continued sourcing improvements and yield enhancements.

Manufacturing expense, including direct labor and manufacturing overhead, is also a significant component of cost of revenue. We incurred a significant increase in manufacturing expense associated with the operation of our second production line in the East Providence facility during the second quarter of 2011. These costs are principally fixed in nature and will be under-absorbed during the period in which we ramp the production line to full capacity. These under-absorbed manufacturing costs will increase the cost of product revenue as a percentage of revenue in the near term, but we expect these costs to decrease as a percentage of revenue as a result of revenue growth supported by the increase in manufacturing capacity.

Cost of revenue for our research services revenue consists primarily of direct labor costs of research personnel committed to funded research and development contracts, as well as third-party consulting, and associated direct material costs. This cost of revenue also includes overhead expenses associated with project resources, engineering tools and supplies. Cost of revenue for our research services revenue is recorded when the related research services revenue is recognized.

Gross Profit

Our gross profit as a percentage of revenue is affected by a number of factors, including the mix between product revenue and research services revenue, the mix of aerogel products sold, average selling prices, average material costs, our actual manufacturing costs and the costs associated with expansions and start-up of production capacity. As we continue to grow our base of product revenue and to build out our manufacturing capacity, we expect increased manufacturing expenses will periodically have a negative impact on gross profit, but will set the framework for improved gross profit moving forward. Accordingly, we expect that our gross profit in absolute dollars and as a percentage of revenue to vary from period to period as we expand our manufacturing capacity. However, in general, we expect gross profit to improve as a percentage of revenue in the long-term due to increases in manufacturing productivity, increased production volumes, improved manufacturing yields and material purchasing efficiencies.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs, consisting of salaries, benefits, incentive compensation and stock-based compensation. We expect to continue to hire a significant number of new employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue.

Operating expenses are reported net of any funding received under contracts that are considered to be cost-sharing arrangements with no contractually committed deliverable. We have entered into several cost-sharing arrangements with various agencies of the U.S. government. Funds paid to us under these agreements are not reported as revenue but are used to directly offset our cost of revenue, research and development, sales and marketing and general and administrative expenses in support of our product revenue. Costs incurred and cost of revenue, research and development, sales and marketing and general and administrative expenditures offset by cost sharing funding received under these contracts are as follows:

				Six Months Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	($ in thousands)

Total costs incurred	$3,193	$1,672	$2,005	$346	$171

Expenditures offset by cost sharing funding received:
Cost of revenue:
Product	$43	$20	$33	$6	$7
Research services	1,227	637	1,124	185	51
Operating expenses:
Research and development	1,214	620	475	82	79
Sales and marketing	342	193	170	33	15
General and administrative	367	202	203	40	19

Total expenditures offset by cost sharing	$3,193	$1,672	$2,005	$346	$171

We do not expect to receive any additional funds under cost-sharing arrangements in the near term due to the recent trend toward tightening of federal spending guidelines and programs.

Research and Development Expenses

Research and development expenses consist primarily of expenses for personnel engaged in the development of next generation aerogel compositions, form factors and manufacturing technologies. These expenses also include testing services, prototype expenses, consulting services, equipment depreciation, facilities costs and related overhead. We expense research and development costs as incurred. We expect to continue to devote substantial resources to the development of new aerogel technology. We believe that these investments are necessary to maintain and improve our competitive position. We expect that our research and development expenses will continue to increase as we continue to invest in additional research and engineering personnel and the infrastructure required in support of their efforts. Accordingly, we expect that our research and development expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long-term.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel-related costs, incentive compensation, marketing programs, travel and entertainment costs, consulting expenses and facilities-related costs. We plan to expand our sales force and sales consultants globally to support anticipated growth in customers and demand for our products. We expect that sales and marketing expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long-term.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, legal expenses, consulting and professional services, tax and audit costs, and expenses for our executive, finance, human resources and information technology organizations. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly-traded company, including costs of compliance with securities, corporate governance and related regulations, investor relations expenses, increased insurance premiums, including director and officer insurance, and increased audit and legal fees. In addition, we expect to add general and administrative personnel to support the anticipated growth of our business and continued expansion of our manufacturing operations. We expect that general and administrative expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long-term.

Other Income (Expense)

Other income (expense) consists primarily of imputed interest expense on our cross license agreement with Cabot Corporation, and interest expense on our term loans and notes payable and is presented net of other income, which is primarily interest income.

Provision for Income Taxes

We have incurred net losses since inception and have not recorded benefit provisions for U.S. federal income taxes or state income taxes since the tax benefits of our net losses have been offset by valuation allowances.

Key Metrics and Non-GAAP Financial Measures

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Square Foot Operating Metric

We price our product and measure our product shipments in square feet. We have produced in excess of 44.5 million square feet of aerogel blankets in the East Providence facility since mid-2008. Our annual manufacturing capacity is a function of product mix. We expect our annual production capacity by the end of 2011 to reach 40 million to 44 million square feet of aerogel blankets, depending on product mix. We believe the square foot operating metric allows us and our investors to measure our manufacturing capacity and shipments on a uniform and consistent basis. The following chart sets forth product shipments in square feet for the periods presented:

				Six Months Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	(Square feet in thousands)

Product shipments in square feet	6,909	10,525	16,443	7,114	10,612

Adjusted EBITDA

We use Adjusted EBITDA, a non-GAAP financial measure, as a means to assess our operating performance. We define Adjusted EBITDA as net income (loss) before depreciation and amortization expense, stock-based compensation expense, interest expense, net of interest income, and impairment charges. Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our definition and presentation of Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies.

We use Adjusted EBITDA as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance, for planning purposes, including the preparation of our annual operating budget, to allocate resources to enhance the financial performance of our business and as a performance measure used under our bonus plan. We also believe that the presentation of Adjusted EBITDA provides useful information to investors with respect to our results of operations and in assessing the performance and value of our business. Various measures of EBITDA are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired. See footnote (3) under “Summary Consolidated Financial Data.”

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented:

	Year Ended December 31
	2008	2009	2010
	($ in thousands)

Net income (loss)	$(35,244)	$(18,639)	$(9,910)
Depreciation and amortization	7,059	5,630	4,633
Stock-based compensation(1)	927	831	468
Interest expense, net	7,113	3,057	2,415
Impairment charge	2,524	—	—

Adjusted EBITDA	$(17,621)	$(9,121)	$(2,394)

(1)	Represents non-cash stock-based compensation related to stock option grants.

	Three Months Ended
	2009				2010				2011
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30
	($ in thousands)

Net income (loss)	$(5,230)	$(5,892)	$(3,866)	$(3,651)	$(3,667)	$(3,423)	$(1,337)	$(1,483)	$(1,721)	$(4,542)
Depreciation and amortization	1,393	1,379	1,580	1,278	1,137	1,124	1,137	1,235	1,310	2,055
Stock-based compensation(1)	99	91	125	516	96	105	122	145	190	252
Interest expense, net	812	773	750	722	696	671	606	442	451	1,767
Impairment charge	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	$(2,926)	$(3,649)	$(1,411)	$(1,135)	$(1,738)	$(1,523)	$528	$339	$230	$(468)

(1)	Represents non-cash stock-based compensation related to stock option grants.

Our Adjusted EBITDA is affected by a number of factors including the mix between product revenue and research services revenue, the mix of aerogel products sold, average selling prices, average material costs, our actual manufacturing costs, the costs associated with expansions and start-up of additional production capacity, and the amount and timing of operating expenses. As we continue to grow our base of product revenue and to build out manufacturing capacity, we expect increased manufacturing expenses will periodically have a negative impact on Adjusted EBITDA, but will set the framework for improved Adjusted EBITDA moving forward. Accordingly, we expect that our Adjusted EBITDA will vary from period to period as we expand our manufacturing capacity.

We achieved positive Adjusted EBITDA for the first time in the three months ended September 30, 2010, and sustained a positive, quarterly Adjusted EBITDA through the three months ended March 31, 2011. The decrease in Adjusted EBITDA for the three months ended June 30, 2011 reflected a significant increase in under-absorbed manufacturing expense associated with the startup and operation of our second production line in the East Providence facility.

Results of Operations

The following tables set forth our results of operations for the periods presented:

				Six Months Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	($ in thousands)

Revenue:
Product	$17,202	$24,752	$38,690	$16,008	$24,333
Research services	2,868	3,864	4,519	2,238	1,817

Total revenue	20,070	28,616	43,209	18,246	26,150
Cost of revenue:
Product	32,160	30,462	35,399	16,114	21,545
Research services	1,169	1,788	2,119	1,005	922
Impairment charge	2,524	—	—	—	—

Gross profit (loss)	(15,783)	(3,634)	5,691	1,127	3,683
Operating expenses:
Research and development	2,134	2,524	2,985	1,719	1,728
Sales and marketing	4,034	3,994	4,526	2,318	2,557
General and administrative	6,180	5,430	5,675	2,813	3,443

Total operating expenses	12,348	11,948	13,186	6,850	7,728

Income (loss) from operations	(28,131)	(15,582)	(7,495)	(5,723)	(4,045)

Other income (expense):
Interest income	287	18	170	37	51
Interest expense	(7,400)	(3,075)	(2,585)	(1,404)	(2,269)

Total other expense, net	(7,113)	(3,057)	(2,415)	(1,367)	(2,218)

Net income (loss)	$(35,244)	$(18,639)	$(9,910)	$(7,090)	$(6,263)

Six months ended June 30, 2010, compared to six months ended June 30, 2011

The following tables set forth our results of operations for the periods presented:

	Six Months Ended June 30				Six Months Ended June 30
	2010	2011	$ Change	% Change	2010	2011
					(Percentage of total revenue)
	($ in thousands)

Revenue:
Product	$16,008	$24,333	$8,325	52%	88%	93%
Research services	2,238	1,817	(421)	(19%)	12%	7%

Total revenue	18,246	26,150	7,904	43%	100%	100%
Cost of revenue:
Product	16,114	21,545	5,431	34%	88%	82%
Research services	1,005	922	(83)	(8%)	6%	4%

Gross profit	1,127	3,683	2,556	227%	6%	14%
Operating expenses:
Research and development	1,719	1,728	9	1%	9%	7%
Sales and marketing	2,318	2,557	239	10%	13%	10%
General and administrative	2,813	3,443	630	22%	15%	13%

Total operating expenses	6,850	7,728	878	13%	38%	30%

Income (loss) from operations	(5,723)	(4,045)	1,678	(29%)	(31%)	(15%)

Other income (expense):
Interest income	37	51	14	38%	0%	0%
Interest expense	(1,404)	(2,269)	(865)	62%	(8%)	(9%)

Total other expense, net	(1,367)	(2,218)	(851)	62%	(7%)	(8%)

Net income (loss)	$(7,090)	$(6,263)	$827	(12%)	(39%)	(24%)

Revenue

	Six Months Ended June 30
	2010		2011
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Revenue:
Product	$16,008	88%	$24,333	93%	$8,325	52%
Research services	2,238	12%	1,817	7%	(421)	(19%)

Total revenue	$18,246	100%	$26,150	100%	$7,904	43%

The following chart sets forth product shipments in square feet for the periods presented:

	Six Months
	Ended
	June 30		Change
	2010	2011	Amount	Percentage
	(Square feet in thousands)

Product shipments in square feet	7,114	10,612	3,498	49%

Total revenue increased $7.9 million, or 43%, to $26.2 million for the six months ended June 30, 2011, from $18.2 million in the comparable period in 2010. The increase was primarily the result of continued strong growth in product revenue due to increasing market acceptance of our products in the oil and gas sector of the industrial market.

Product revenue increased $8.3 million, or 52%, to $24.3 million for the six months ended June 30, 2011, from $16.0 million in the comparable period in 2010. This increase was principally the result of an increase in demand for our aerogel products in the oil and gas sector of the industrial market. In addition, during the six months ended June 30, 2011, $5.6 million of product revenue represented sales to Enershield and was associated with a capital project in the Canadian oil-sands, and $2.6 million represented sales to Thorpe Products for general distribution into the North American oil and gas sector. During the six months ended June 30, 2010, $3.2 million of product revenue represented sales to Technip and was associated with two offshore oil projects, and $1.8 million represented sales to Thorpe Products for general distribution into the North American oil and gas sector.

In terms of volume, product shipments increased 3.5 million square feet, or 49%, to 10.6 million square feet of aerogel products, as compared to 7.1 million square feet in the comparable period in 2010. We did not increase the prices of our products during the periods presented. Product revenue as a percentage of total revenue for the six months ended June 30, 2011 increased to 93% of total revenue from 88% of total revenue in the comparable period in 2010. We expect that product revenue will continue to increase as a percentage of total revenue in the long-term.

Research services revenue decreased $0.4 million, or 19%, to $1.8 million for the six months ended June 30, 2011 from $2.2 million in the comparable period in 2010. This decrease in revenue is principally the result of a recent trend toward tightening of federal spending guidelines and programs. Research services revenue as a percentage of total revenue decreased to 7% of total revenue for the six months ended June 30, 2011 from 12% of total revenue in the comparable period of 2010. We expect that research services revenue will continue to decrease as a percentage of total revenue in the long-term due to projected strong growth in product revenue.

Cost of Revenue

	Six Months Ended June 30
	2010			2011
		Percentage	Percentage		Percentage	Percentage
		of Related	of Total		of Related	of Total	Change
	Amount	Revenue	Revenue	Amount	Revenue	Revenue	Amount	Percentage
	($ in thousands)

Cost of revenue:
Product	$16,114	101%	88%	$21,545	89%	82%	$5,431	34%
Research services	1,005	45%	6%	922	51%	4%	(83)	(8)%

Total cost of revenue	$17,119	94%	94%	$22,467	86%	86%	$5,348	31%

Total cost of revenue increased $5.3 million, or 31%, to $22.5 million for the six months ended June 30, 2011 from $17.1 million in the comparable period in 2010. The increase in total cost of revenue was the result of an increase of $2.1 million in raw material used to support increased product revenue and an increase of $3.3 million in overhead expense to support the operation of our second production line at our East Providence facility, which became operational during the second quarter of 2011, offset by a $0.1 million decrease in cost of research services revenue.

Product cost of revenue as a percentage of product revenue decreased to 89% for the six months ended June 30, 2011 from 101% in the comparable period in 2010, primarily due to economies of scale related to the increase in manufacturing output at the East Providence facility. We expect to incur a $0.6 million quarterly increase in manufacturing costs included in cost of product revenue during the third quarter of 2011 in connection with the continued increased utilization and continued scaling of our second production line. We expect product cost of revenue as a percentage of product revenue to decrease in the long-term due to projected growth in product revenue supported by the increase in manufacturing capacity from the operation of our second production line.

Research services cost of revenue as a percentage of research services revenue increased to 51% for the six months ended June 30, 2011 from 45% in the comparable period in 2010. This increase was the result of a change in the mix of labor and expenses required to perform the contracted research.

Gross Profit

	Six Months Ended June 30
	2010		2011
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Gross profit	$1,127	6%	$3,683	14%	$2,556	227%

Gross profit increased $2.6 million, or 227%, to $3.7 million for the six months ended June 30, 2011 from $1.1 million in the comparable period in 2010. This increase in gross profit was principally the result of the increase in product revenue, a reduction in raw material cost as a percentage of product revenue and economies of scale related to the increase in manufacturing output at our East Providence facility. Gross profit as a percentage of total revenue increased to 14% for the six months ended June 30, 2011 from 6% of total revenue in the comparable period in 2010. We expect that gross profit as a percentage of total revenue will decline slightly from the levels realized during the six months ended June 30, 2011 due to the expected $0.6 million quarterly increase in manufacturing costs included in cost of product revenue associated with the operation of our second production line. However, we expect gross profit as a percentage of revenue to increase in the long-term due to projected growth in product revenue supported by the increase in manufacturing capacity.

Research and Development, or R&D, Expenses

	Six Months Ended June 30
	2010		2011
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

R&D expenses	$1,719	9%	$1,728	7%	$9	1%

R&D expenses of $1.7 million for the six months ended June 30, 2011 remained unchanged from the comparable period in 2010. This was principally the result of a $0.1 million decrease in labor allocated to cost of research services, which was offset by $0.1 million of plant engineering costs capitalized during the six months ended June 30, 2011 related to the construction of our second production line at our East Providence facility. R&D expenses as a percentage of total revenue decreased to 7% for the six months ended June 30, 2011 from 9% in the comparable period in 2010. This decrease was principally the result of the significant increase in total revenue for the six months ended June 30, 2011 from the comparable period in 2010. We expect that our research and development expenses will increase as we invest in additional research and engineering personnel and the infrastructure required in support of their efforts. However, we expect that research and development expenses will decline as a percentage of total revenue in the long-term due to projected strong growth in product revenue.

Sales and Marketing Expenses

	Six Months Ended June 30
	2010		2011
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Sales and marketing expenses	$2,318	13%	$2,557	10%	$239	10%

Sales and marketing expenses increased $0.2 million, or 10%, to $2.6 million for the six months ended June 30, 2011 from $2.3 million in the comparable period in 2010. This increase was principally the result of a $0.2 million increase in labor expense associated with additional sales and marketing personnel and a $0.1 million increase in expense for sales consultants partially offset by a decrease of $0.1 million in incentive compensation. Sales and marketing expenses as a percentage of total revenue decreased to 10% for the six months ended June 30, 2011 from 13% in the comparable period in 2010. This decrease was principally driven by the increase in total revenue for the six months ended June 30, 2011, from the comparable period in 2010. We expect that sales and marketing expenses will increase as we expand our sales force and sales consultants globally to support anticipated growth in customers and demand for our products. However, we expect that sales and marketing expenses will continue to decline as a percentage of total revenue in the long-term due to projected strong growth in product revenue.

General and Administrative, or G&A, Expenses

	Six Months Ended June 30
	2010		2011
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

G&A expenses	$2,813	15%	$3,443	13%	$630	22%

G&A expenses increased $0.6 million, or 22%, to $3.4 million for the six months ended June 30, 2011 from $2.8 million in the comparable period in 2010. This increase was principally the result of an increase in labor expense associated with additional finance, information technology, and human resource personnel hired in preparation for operating as a public company. G&A expenses as a percentage of total revenue decreased to 13% for the six months ended June 30, 2011 from 15% in the comparable period in 2010. This decrease was principally driven by the increase in total revenue for the six months ended June 30, 2011 from the comparable period in 2010. We expect G&A expenses to increase as we incur additional costs related to operating as a publicly traded company, including costs of compliance with securities, corporate governance and related regulations, investor relations expenses, increased insurance premiums, including director and officer insurance, ongoing listing fees, increased staff to comply with public company requirements and increased legal and audit fees. In addition, we expect to add general and administrative personnel to support the anticipated growth of our business and continued expansion of our manufacturing operations. However, we expect that G&A expenses will decline as a percentage of total revenue in the long-term due to projected strong growth in product revenue.

Other Income (Expense)

	Six Months Ended June 30
	2010		2011
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Other income (expense):
Interest income	$37	0%	$51	0%	$14	38%
Interest expense	(1,404)	(8)%	(2,269)	(9)%	(865)	62%

Total other expense, net	$(1,367)	(7)%	$(2,218)	(8)%	$(851)	62%

Other expense, net of other income, increased $0.9 million, or 62%, to $2.2 million, for the six months ended June 30, 2011 from $1.4 million in the comparable period in 2010. This increase was primarily the result of $0.4 million of interest expense on the subordinated notes issued in the fourth quarter of 2010 and $0.9 million of interest expense on the convertible notes issued in June 2011 offset, in part, by a $0.4 million decrease in imputed interest expense associated with our cross license agreement with Cabot. The decrease in imputed interest expense of $0.4 million was driven by payment of $7.5 million of this obligation during the 12 months ending June 30, 2011, which resulted in a corresponding reduction in imputed interest expense during the period.

Year ended December 31, 2009, compared to year ended December 31, 2010

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31				Year Ended December 31
	2009	2010	$ Change	% Change	2009	2010
					(Percentage of total revenue)
	($ in thousands)

Revenue:
Product	$24,752	$38,690	$13,938	56%	86%	90%
Research services	3,864	4,519	655	17%	14%	10%

Total revenue	28,616	43,209	14,593	51%	100%	100%
Cost of revenue:
Product	30,462	35,399	4,937	16%	106%	82%
Research services	1,788	2,119	331	19%	6%	5%

Gross profit (loss)	(3,634)	5,691	9,325	257%	(13)%	13%
Operating expenses:
Research and development	2,524	2,985	461	18%	9%	7%
Sales and marketing	3,994	4,526	532	13%	14%	10%
General and administrative	5,430	5,675	245	5%	19%	13%

Total operating expenses	11,948	13,186	1,238	10%	42%	31%

Income (loss) from operations	(15,582)	(7,495)	8,087	52%	(54)%	(17)%

Other income (expense):
Interest income	18	170	152	844%	0%	0%
Interest expense	(3,075)	(2,585)	490	16%	(11)%	(6)%

Total other expense, net	(3,057)	(2,415)	642	21%	(11)%	(6)%

Net income (loss)	$(18,639)	$(9,910)	$8,729	47%	(65)%	(23)%

Revenue

	Year Ended December 31
	2009		2010
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Revenue:
Product	$24,752	86%	$38,690	90%	$13,938	56%
Research services	3,864	14%	4,519	10%	655	17%

Total revenue	$28,616	100%	$43,209	100%	$14,593	51%

The following chart sets forth product shipments in square feet for the periods presented:

	Year Ended
	December 31		Change
	2009	2010	Amount	Percentage

Product shipments in square feet (in thousands)	10,525	16,443	5,918	56%

Total revenue increased $14.6 million, or 51%, in 2010 to $43.2 million from $28.6 million in 2009 primarily as a result of an increase in product revenue. Product revenue increased $13.9 million,

or 56%, to $38.7 million in 2010 from $24.8 million in 2009. This increase was principally the result of an increase in demand for our aerogel products in the oil and gas sector of the industrial market in 2010. This increase in demand during 2010 included sales to Technip totaling $6.2 million associated with four offshore oil projects and sales to Enershield totaling $3.8 million associated with a project in the Canadian oil sands. In volume terms, product shipments increased 5.9 million square feet, or 56%, to 16.4 million square feet of aerogel products, as compared to 10.5 million square feet in 2009. We did not increase the prices of our products during the periods presented. Research services revenue increased $0.7 million, or 17%, to $4.5 million in 2010 from $3.9 million in 2009 primarily due to revenue generated under a significant contract with the Department of Energy.

Product revenue as a percentage of total revenue increased to 90% of total revenue in 2010, from 86% of total revenue in 2009. Research services revenue decreased to 10% of total revenue in 2010 from 14% of total revenue in 2009. Moving forward, we expect product revenue to continue to increase as a percentage of total revenue, and research services revenue to continue to decrease as a percentage of total revenue.

Cost of Revenue

	Year Ended December 31
	2009			2010
		Percentage	Percentage		Percentage	Percentage
		of Related	of Total		of Related	of Total	Change
	Amount	Revenue	Revenue	Amount	of Revenue	Revenue	Amount	Percentage
	($ in thousands)

Cost of revenue:
Product	$30,462	123%	106%	$35,399	91%	82%	$4,937	16%
Research services	1,788	46%	6%	2,119	47%	5%	331	19%

Total cost of revenue	$32,250	113%	113%	$37,518	87%	87%	$5,268	16%

Total cost of revenue increased $5.3 million, or 16%, to $37.5 million in 2010 from $32.3 million in 2009. The increase in total cost of revenue was the result of an increase of $5.4 million in raw material costs to support increased product revenue and an increase of $0.3 million in cost of research services to support increased research services revenue, offset, in part, by a decrease of $0.6 million in manufacturing expense due to improved manufacturing productivity.

Product cost of revenue increased $4.9 million, or 16%, to $35.4 million in 2010 from $30.5 million in 2009. Product cost of revenue as a percentage of product revenue decreased to 91% during 2010 from 123% in 2009 due to the decrease in manufacturing costs, a reduction in material costs as a percentage of product revenue, and increased production volume during the year. The reduction in material costs as a percentage of product revenue, in turn, was the result of improved manufacturing yields and purchasing efficiency during 2010. We expect to incur a $9.8 million increase in manufacturing costs included in cost of product revenue during 2011 primarily associated with the operation of our second production line in the East Providence facility.

Research services cost of revenue increased $0.3 million, or 19%, to $2.1 million during 2010 from $1.8 million during 2009. The increase was due to the increase in research services provided during 2010 and an unfavorable mix of labor and expense associated with the contracts. Research services cost of revenue as a percentage of research services revenue increased to 47% during 2010 from 46% in 2009 principally due to the mix of labor and expense required to perform the contracted research, each of which carries a different rate of reimbursement.

Gross Profit (Loss)

	Year Ended December 31
	2009		2010
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Gross profit (loss)	$(3,634)	(13)%	$5,691	13%	$9,325	257%

Gross profit increased $9.3 million, or 257%, to $5.7 million in 2010 from a gross loss of $3.6 million in 2009. This increase in gross profit was the result of economies of scale associated with increased product revenue, a reduction in material costs as a percentage of product revenue due to improved manufacturing yields and purchasing efficiency and a decrease in manufacturing expenses due to increased productivity at our East Providence facility. Gross profit as a percentage of total revenue increased to 13% of total revenue in 2010 from a gross loss of 13% of total revenue in 2009. We expect gross profit as a percentage of total revenue to decrease from 2010 levels in the near term due to the $9.8 million increase in manufacturing costs included in cost of product revenue associated with the operation of our second production line in the East Providence facility. We expect gross profit as a percentage of total revenue to increase in the long-term due to projected growth in product revenue supported by the increase in manufacturing capacity.

R&D Expenses

	Year Ended December 31
	2009		2010
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

R&D expenses	$2,524	9%	$2,985	7%	$461	18%

R&D expenses increased $0.5 million, or 18%, to $3.0 million in 2010 from $2.5 million in 2009. This increase was principally the result of an increase of $0.3 million in labor and related benefits for engineering personnel to support the operation of our East Providence facility, and an increase of $0.1 million in contract engineering expense. R&D costs as a percentage of total revenue decreased to 7% during 2010 from 9% during 2009. This decrease was the result of strong growth in product revenue during 2010. We expect that our research and development expenses will continue to increase as we invest in additional research and engineering personnel and the infrastructure required in support of their efforts. However, we expect that research and development expenses will decline as a percentage of total revenue due to projected strong growth in product revenue.

Sales and Marketing Expenses

	Year Ended December 31
	2009		2010
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Sales and marketing expenses	$3,994	14%	$4,526	10%	$532	13%

Sales and marketing expenses increased $0.5 million, or 13%, to $4.5 million during 2010 from $4.0 million during 2009. The increase in expense was driven by a $0.5 million increase related to an increase in sales personnel and an increase of $0.4 million in incentive compensation associated with the 56% increase in product revenue during 2010, partially offset by a $0.3 million decrease in legal fees and a $0.1 million decrease in expense for sales consultants. Sales and marketing expenses as a percentage of total revenue decreased to 10% during 2010 from 14% in 2009. This decrease was the result of the growth in total revenue during 2010. We plan to continue to expand our sales force and sales consultants globally during 2011 to support anticipated growth in customers and demand for our products. We expect that sales and marketing expenses will increase in absolute dollars but decrease as a percentage of total revenue in the long-term.

G&A Expenses

	Year Ended December 31
	2009		2010
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

G&A expenses	$5,430	19%	$5,675	13%	$245	5%

G&A expenses increased $0.2 million, or 5%, to $5.7 million in 2010 from $5.4 million in 2009. This increase was primarily the result of a $0.1 million increase in labor and incentive compensation for finance and human resource personnel, and a $0.1 million increase in legal and professional fees. G&A expenses as a percentage of total revenue decreased to 13% for 2010 from 19% in 2009. This decrease was principally driven by the increase in total revenue during the year. We expect G&A expenses to increase as we incur additional costs related to operating as a publicly traded company, including costs of compliance with securities, corporate governance and related regulations, investor relations expenses, increased insurance premiums, including director and officer insurance, and increased legal and audit fees. In addition, we expect to add general and administrative personnel to support the anticipated growth of our business and continued expansion of our manufacturing operations. As a result, we expect that G&A expenses will increase in absolute dollars but decrease as a percentage of total revenue in the long-term.

Other Income (Expense)

	Year Ended December 31
	2009		2010
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Other income (expense):
Interest income	$18	0%	$170	0%	$152	844%
Interest expense	(3,075)	(11)%	(2,585)	(6)%	490	16%

Total other expense, net	$(3,057)	(11)%	$(2,415)	(6)%	$642	21%

Other expense, net of other income, decreased $0.6 million, or 21%, to $2.4 million in 2010 from $3.1 million in 2009. This decrease was primarily the result of a decrease of $0.6 million in imputed interest expense associated with our cross license agreement with Cabot. The decrease in imputed interest expense of $0.6 million was driven by the payment of $7.4 million of this obligation during the year ended December 31, 2010, which resulted in a corresponding reduction in imputed interest expense for the period.

Year ended December 31, 2008, compared to year ended December 31, 2009

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31				Year Ended December 31
	2008	2009	$ Change	% Change	2008	2009
		($ in thousands)			(Percentage of total revenue)

Revenue:
Product	$17,202	$24,752	$7,550	44%	86%	86%
Research services	2,868	3,864	996	35%	14%	14%

Total revenue	20,070	28,616	8,546	43%	100%	100%
Cost of revenue:
Product	32,160	30,462	(1,698)	(5)%	160%	106%
Research services	1,169	1,788	619	53%	6%	6%
Impairment charge	2,524	—	(2,524)	(100)%	13%	0%

Gross profit (loss)	(15,783)	(3,634)	12,149	77%	(79)%	(13)%
Operating expenses:
Research and development	2,134	2,524	390	18%	11%	9%
Sales and marketing	4,034	3,994	(40)	(1)%	20%	14%
General and administrative	6,180	5,430	(750)	(12)%	31%	19%

Total operating expenses	12,348	11,948	(400)	(3)%	62%	42%

Income (loss) from operations	(28,131)	(15,582)	12,549	45%	(140)%	(54)%

Other income (expense):
Interest income	287	18	(269)	(94)%	1%	0%
Interest expense	(7,400)	(3,075)	4,325	58%	(37)%	(11)%

Total other expense, net	(7,113)	(3,057)	4,056	57%	(35)%	(11)%

Net income (loss)	$(35,244)	$(18,639)	$16,605	47%	(176)%	(65)%

Revenue

	Year Ended December 31
	2008		2009
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Revenue:
Product	$17,202	86%	$24,752	86%	$7,550	44%
Research services	2,868	14%	3,864	14%	996	35%

Total revenue	$20,070	100%	$28,616	100%	$8,546	43%

The following chart depicts product shipments in square feet for the periods presented:

	Year Ended December 31		Change
	2008	2009	Amount	Percentage

Product shipments in square feet (in thousands)	6,909	10,525	3,616	52%

Total revenue increased $8.5 million, or 43%, in 2009 to $28.6 million from $20.1 million in 2008 primarily as a result of an increase in product revenue. Product revenue increased $7.6 million, or 44%, to $24.8 million in 2009 from $17.2 million in 2008. This increase was principally the result of a broad based increase in global demand for our line of aerogel products in the oil and gas sector of the industrial market, supported by an expansion of our global insulation distributor network. In volume terms, product shipments increased 3.6 million square feet, or 52%, to 10.5 million square feet of aerogel products in 2009, as compared to 6.9 million square feet in 2008.

In addition, 2009 marked the first full year of revenue from sales of our Pyrogel XT and Cryogel Z product lines, which we first introduced in mid-2008. The increase in product revenue of $7.6 million was the result of an increase in volume of 52%, or an effective $8.9 million, offset, in part, by an effective decrease of $1.3 million, or 8%, due to lower pricing of the Pyrogel XT and Cryogel Z product lines.

Research services revenue increased $1.0 million, or 35%, to $3.9 million in 2009 from $2.9 million in 2008 primarily due to a number of significant research contract awards.

Product revenue as a percentage of total revenue of 86% and research services revenue of 14% during 2009 remained unchanged from 2008.

Cost of Revenue

	Year Ended December 31
	2008			2009
		Percentage	Percentage		Percentage	Percentage
		of Related	of Total		of Related	of Total	Change
	Amount	Revenue	Revenue	Amount	Revenue	Revenue	Amount	Percentage
	($ in thousands)

Cost of revenue:
Product	$32,160	187%	160%	$30,462	123%	106%	$(1,698)	(5)%
Research services	1,169	41%	6%	1,788	46%	6%	619	53%
Impairment charge	2,524	13%	13%	—	0%	0%	(2,524)	(100)%

Total cost of revenue	$35,853	179%	179%	$32,250	113%	113%	$(3,603)	(10)%

Total cost of revenue decreased $3.6 million, or 10%, to $32.3 million in 2009 from $35.9 million in 2008. The decrease in total cost of revenue was driven by a $2.9 million decrease in manufacturing and overhead expense as a result of the shutdown of our Northborough, Massachusetts prototype facility and consolidation of manufacturing operations into our East Providence facility, offset, in part, by an increase of $1.2 million in material cost due to the growth in product revenue and a $0.6 million increase in cost of research services due to growth in research services revenues. In addition, total cost of revenue in 2008 included an impairment charge of $2.5 million related to the shutdown of our Northborough facility.

Cost of product revenue decreased by $1.7 million to $30.5 million in 2009 from $32.2 million in 2008. As a result of the net decrease in cost of product revenue and growth in product revenue during 2009, product cost of revenue as a percentage of product revenue decreased to 123% during 2009 from 187% in 2008.

Research services cost of revenue increased $0.6 million, or 53%, to $1.8 million during 2009 from $1.2 million during 2008. The increase was due to the increase in research services revenue during 2009 and an unfavorable mix of labor and expense associated with the contracts. Research services cost of revenue as a percentage of research services revenue increased to 46% during 2009 from 41% in 2008 principally due to the mix of labor and expense required to perform the contracted research, each of which carries a different rate of reimbursement.

Gross Profit (Loss)

	Year Ended December 31
	2008		2009
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Gross profit (loss)	$(15,783)	(79)%	$(3,634)	(13)%	$12,149	77%

Gross loss decreased $12.1 million to $3.6 million in 2009 from a gross loss of $15.8 million in 2008. This decrease in gross loss was the result of economies of scale associated with increased product revenue, a reduction in material costs as a percentage of product revenue due to improved manufacturing yields and purchasing efficiency, and an absolute dollar decrease in manufacturing expenses due the shutdown of our Northborough facility. In addition, total cost of revenue in 2008 included an impairment charge of $2.5 million related to the shutdown of the Northborough facility. Gross loss as a percentage of total revenue decreased to 13% of total revenue in 2009 from a gross loss of 79% of total revenue in 2008.

R&D Expenses

	Year Ended December 31
	2008		2009
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
			($ in thousands)

R&D expenses	$2,134	11%	$2,524	9%	$390	18%

R&D expenses increased $0.4 million, or 18%, to $2.5 million in 2009, from $2.1 million in 2008. This increase was principally the result of an increase in labor expense of $0.2 million for research personnel devoted to product development and a reduction of $0.6 million in proceeds from cost-sharing arrangements, offset by a $0.4 million decrease in depreciation of assets in our Northborough facility. R&D costs as a percentage of total revenue decreased to 9% during 2009 from 11% during 2008. This decrease was the result of the growth in total revenue during 2009.

Sales and Marketing Expenses

	Year Ended December 31
	2008		2009
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Sales and marketing expenses	$4,034	20%	$3,994	14%	$(40)	(1)%

Sales and marketing expenses remained relatively unchanged from the 2008 levels. A reduction in expense of $0.2 million associated with a reduction in sales personnel and sales consultants and a decrease in contract labor of $0.1 million was offset by an increase of $0.3 million of legal expense during 2009. Sales and marketing expenses as a percentage of total revenue decreased to 14% during 2009 from 20% in 2008. This decrease was primarily the result of the growth in total revenue during 2009.

G&A Expenses

	Year Ended December 31
	2008		2009
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

G&A expenses	$6,180	31%	$5,430	19%	$(750)	(12)%

G&A expenses decreased $0.8 million, or 12%, to $5.4 million in 2009 from $6.2 million in 2008. This decrease was primarily the result of a decrease of $0.2 million in depreciation of assets in our Northborough facility, a decrease of $0.2 million in incentive compensation, a reduction of $0.2 million in legal and professional fees, and a decrease of $0.1 million in recruiting expense. G&A expenses as a percentage of total revenue decreased to 19% during 2009 from 31% during 2008. This decrease was principally driven by the reduction in G&A expenses and the increase in total revenue during the year.

Other Income (Expense)

	Year Ended December 31
	2008		2009
		Percentage		Percentage	Change
	Amount	of Revenue	Amount	of Revenue	Amount	Percentage
	($ in thousands)

Other income (expense):
Interest income	$287	1%	$18	0%	$(269)	(94)%
Interest expense	(7,400)	(37)%	(3,075)	(11)%	4,325	58%

Total other expense, net	$(7,113)	(35)%	$(3,057)	(11)%	$4,056	57%

Other expense, net of other income, decreased $4.1 million, or 57%, to $3.1 million in 2009 from $7.1 million in 2008. This decrease was primarily due to a decrease in interest expense of $3.9 million following the conversion of our 14% promissory notes due 2010 and demand notes into several classes of preferred stock on June 10, 2008. In addition, imputed interest expense decreased $0.4 million due to the repayment of $4.4 million of our obligation under our cross license agreement with Cabot during 2009. Interest income decreased by $0.3 million due to lower interest rates on our investment portfolio.

Quarterly Results of Operations

The unaudited consolidated financial statements for each of the quarters presented were prepared on a basis consistent with our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that our management considers necessary for a fair presentation of the financial position and results of operations as of and for such periods. You should review our quarterly operating results in conjunction with our consolidated financial statements and the related notes located elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

Seasonality and Quarterly Results

Our operating results may fluctuate for a variety of reasons outside of our control, including seasonal factors that influence our customers and our markets, the intermittent nature of our project-based business and macroeconomic factors. Historically, we have experienced a relatively high level of revenue in the quarter ended December 31 of each year and a relatively low level of revenue in the quarter ending March 31 of each year.

Our product revenue is generated in part by demand for insulation associated with new-build construction of facilities, capital expansions and related capital projects, and larger maintenance-related projects. The revenue generated by a single project could be material to our revenue and results of operations in any given reporting period. In addition, we believe that these projects are affected by macroeconomic factors including the price of oil and economic growth. Accordingly, our project-based revenue in any given period may vary due to the intermittent nature of projects and changes in macroeconomic conditions. See “Risk Factors — Risks Related to Our Business and Strategy — Our revenue may fluctuate, which may result in a high degree of variability in our results of operations and make it difficult for us to plan based on our future outlook and to forecast our future performance.”

As a result, comparing our operating results on a period-to-period basis may not be meaningful and historical results may not be indicative of future performance. The following table sets forth the unaudited quarterly consolidated results of operations data for each of the quarters presented:

	Three Months Ended
	2009				2010				2011
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30
	($ in thousands)

Revenue:
Product	$3,886	$5,949	$5,967	$8,950	$7,681	$8,327	$10,187	$12,495	$11,274	$13,059
Research services	879	866	1,076	1,043	1,066	1,172	1,059	1,222	1,015	802

Total revenue	4,765	6,815	7,043	9,993	8,747	9,499	11,246	13,717	12,289	13,861
Cost of revenue:
Product	6,064	8,426	6,860	9,112	7,647	8,467	8,567	10,718	9,473	12,072
Research services	346	418	498	526	456	549	508	606	544	378

Gross profit (loss)	(1,645)	(2,029)	(315)	355	644	483	2,171	2,393	2,272	1,411
Operating expenses:
Research and development	614	601	538	771	917	802	535	731	731	997
Sales and marketing	749	1,276	892	1,077	1,194	1,124	1,007	1,201	1,224	1,333
General and administrative	1,410	1,213	1,371	1,436	1,504	1,309	1,360	1,502	1,587	1,856

Total operating expenses	2,773	3,090	2,801	3,284	3,615	3,235	2,902	3,434	3,542	4,186

Income (loss) from operations	(4,418)	(5,119)	(3,116)	(2,929)	(2,971)	(2,752)	(731)	(1,041)	(1,270)	(2,775)
Other income (expense):
Interest income	6	—	14	(2)	10	27	1	132	48	3
Interest expense	(818)	(773)	(764)	(720)	(706)	(698)	(607)	(574)	(499)	(1,770)

Total other expense, net	(812)	(773)	(750)	(722)	(696)	(671)	(606)	(442)	(451)	(1,767)

Net income (loss)	$(5,230)	$(5,892)	$(3,866)	$(3,651)	$(3,667)	$(3,423)	$(1,337)	$(1,483)	$(1,721)	$(4,542)

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months Ended
	2009				2010				2011
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30
	($ in thousands)

Net income (loss)	$(5,230)	$(5,892)	$(3,866)	$(3,651)	$(3,667)	$(3,423)	$(1,337)	$(1,483)	$(1,721)	$(4,542)
Depreciation and amortization	1,393	1,379	1,580	1,278	1,137	1,124	1,137	1,235	1,310	2,055
Stock-based compensation	99	91	125	516	96	105	122	145	190	252
Interest expense, net	812	773	750	722	696	671	606	442	451	1,767
Impairment charge	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	$(2,926)	$(3,649)	$(1,411)	$(1,135)	$(1,738)	$(1,523)	$528	$339	$230	$(468)

Our Adjusted EBITDA has generally improved over the ten quarters ended June 30, 2011. We achieved positive Adjusted EBITDA for the first time in the three months ended September 30, 2010, and sustained a positive, quarterly Adjusted EBITDA through the three months ended March 31, 2011. The decrease in Adjusted EBITDA for the three months ended June 30, 2011 reflected a significant increase in under-absorbed manufacturing expense associated with the start-up and operation of our second production line in the East Providence facility.

Liquidity and Capital Resources

Overview

We have experienced significant losses since inception, have an accumulated deficit of $202.4 million as of June 30, 2011 and have significant ongoing cash flow commitments. We have invested significant resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and costs required by our customers. We currently market a set of commercially viable products, serve a growing base of customers and are experiencing rapid growth.

Our financial forecast anticipates increasing revenue, improving levels of profitability and improving cash flow from operations supported by capacity expansions and related capital investments. Based on this forecast, we believe that our existing cash, cash equivalents, marketable securities, available credit, and proceeds under recent debt financings and this offering will be sufficient to satisfy anticipated cash requirements during the next 12 months. However, if our operating performance falls short of forecast and deteriorates from levels achieved during 2010, we could conceivably experience a decrease in liquidity and a deterioration of our ability to continue as a going concern. Accordingly, we will continue to seek new sources of debt and equity financing to expand our cash balances, financial resources and available credit to ensure our ability to meet commitments and to fully fund our operational plans.

Primary Sources of Liquidity

As of June 30, 2011, we had $29.6 million of cash and cash equivalents.

In December 2010, we entered into a subordinated note and warrant purchase agreement with affiliates of Piper Capital LLC and other investors and issued an aggregate of $10.0 million principal amount of secured subordinated promissory notes, which we refer to as our subordinated notes. The subordinated notes bear interest at the rate of 12% annually and are required to be repaid upon the earlier of: (i) March 2, 2014, (ii) the first anniversary of the completion of this offering or (iii) the last business day prior to the date that any of our preferred stock is redeemed. See “Description of Certain Indebtedness.”

In March 2011, we entered into a $10.0 million revolving credit facility with Silicon Valley Bank, which we refer to as our revolving credit facility, under which we could have drawn $10.0 million as of June 30, 2011 due to borrowing base limitations. Interest on extensions of credit under the revolving credit facility is equal to the prime rate which at June 30, 2011 was 4.0% per annum, plus 1.0% per annum, provided that if we are at or above a certain liquidity threshold, interest on extensions of credit under the revolving credit facility is equal to the prime rate plus 0.5% per annum. In addition, we are required to pay a quarterly unused revolving line facility fee of 0.5% per annum of the average unused portion of the revolving credit facility. The revolving credit facility will mature on March 31, 2013. As of June 30, 2011, there were no amounts outstanding under the revolving credit facility. See “Description of Certain Indebtedness.”

In June 2011, we entered into a note purchase agreement with certain affiliates of Fidelity Investments and BASF Venture Capital and issued $30.0 million aggregate principal amount of unsecured convertible notes, which we refer to as our convertible notes, with a maturity date of June 1, 2014. Interest on the convertible notes accrues at the rate of 8.0% per year. The unpaid principal amount of the convertible notes, together with any interest accrued but unpaid thereon, will be automatically converted into common stock upon the closing of the offering made hereby at a conversion price equal to 87.5% of the price to the public in this offering. See “Description of Certain Indebtedness.”

We are currently in the due diligence phase of the application process for a loan guarantee with the Department of Energy under Section 1703 of Title XVII of the Energy Policy Act of 2005 for a term loan in the amount of approximately $70.0 million to be used in the financing of the expansion of our East Providence facility. Our continued expansion of our East Providence facility is not dependent upon obtaining this guarantee. If awarded, we will assess the opportunity to obtain a loan guaranteed under this program.

Analysis of Cash Flow

The following table summarizes our cash flows for the periods indicated:

				Six Months Ended
	Year Ended December 31			June 30
	2008	2009	2010	2010	2011
	($ in thousands)

Net cash provided by (used in) :
Operating activities	$(21,973)	$(12,972)	$(15,126)	$(9,426)	$(7,242)
Investing activities	(952)	(1,783)	(15,707)	(12,767)	(16,845)
Financing activities	34,119	30,269	30,131	(424)	26,920

Net increase (decrease) in cash	11,194	15,514	(702)	(22,617)	2,833
Cash and cash equivalents, beginning of period	794	11,988	27,502	27,502	26,800

Cash and cash equivalents, end of period	$11,988	$27,502	$26,800	$4,885	$29,633

Net Cash Used in Operating Activities

Our net cash used in operating activities for the six months ended June 30, 2011 was $7.2 million and was primarily due to our net loss of $6.3 million adjusted for non-cash items of $5.7 million (including depreciation and amortization of $3.4 million, imputed interest of $1.4 million, accretion of convertible notes to fair value of $0.5 million and stock compensation expense and other items of $0.4 million) and the net decrease in cash due to changes in operating assets and liabilities of $6.7 million. This decrease in cash from changes in operating assets and liabilities is primarily due to increases in accounts receivable of $2.6 million, costs in excess of billings of $0.2 million, and inventories of $2.9 million and a decrease in other long-term liabilities of $3.8 million partially offset by a decrease in other current assets of $0.3 million and increases in accounts payable of $0.7 million, accrued expenses of $0.9 million, and deferred revenue of $1.0 million. The increases in accounts receivable and inventory balances are primarily driven by the increase in product revenue, while the decrease in other long-term liabilities is due to the payments made pursuant to our cross license agreement with Cabot.

Our net cash used in operating activities in 2010 was $15.1 million and was primarily due to our net loss of $9.9 million adjusted for non-cash items of $7.5 million (including depreciation and amortization of $4.6 million, imputed interest of $2.4 million, and stock compensation expense of $0.5 million) and a net decrease in cash due to changes in operating assets and liabilities of $12.8 million. The net decrease in cash due to changes in operating assets and liabilities was primarily the result of increases in accounts receivable of $6.0 million, inventories of $0.7 million, other current assets of $0.3 million, and a decrease in other long-term liabilities of $7.4 million and deferred revenue of $0.2 million slightly offset by an increase in accrued expenses of $1.6 million. The increases in accounts receivable and inventory balances are primarily the result of the increase in revenue and the decrease in other long-term liabilities is due to the payments made pursuant to our cross license agreement with Cabot.

Our net cash used in operating activities in 2009 was $13.0 million and was primarily due to our net loss of $18.6 million adjusted for non-cash items of $9.5 million (including depreciation and amortization of $5.6 million, imputed interest of $3.0 million, and stock compensation expense of $0.8 million) and a net decrease in cash due to changes in operating assets and liabilities of $3.8 million, primarily due to a decrease in other long-term liabilities of $4.4 million and a decrease in accounts payable of $1.3 million slightly offset by decreases in inventories of $1.6 million and accounts receivable of $0.2 million. The decrease in other long-term liabilities is due to the payments made pursuant to our cross license agreement with Cabot.

Our net cash used in operating activities in 2008 was $22.0 million and was primarily due to our net loss of $35.2 million adjusted for non-cash items of $17.6 million (including depreciation and amortization of $7.1 million, an asset impairment charge of $2.5 million, imputed interest of $3.5 million, paid-in-kind interest of $3.4 million, stock compensation expense of $0.9 million and other items of $0.2 million) and a net decrease in cash due to changes in operating assets and liabilities of $4.4 million, primarily due to increases in accounts receivable of $1.1 million, inventories of $1.8 million and a decrease in long-term liabilities of $4.0 million, slightly offset by increases in accounts payable of $1.9 million and deferred revenue of $0.5 million. The decrease in other long-term liabilities is due to the payments made pursuant to our cross license agreement with Cabot.

Net Cash Used in Investing Activities

Net cash used in investing activities primarily related to capital expenditures to support our growth. For the year ended December 31, 2010, and the six months ended June 30, 2011, investing activities also include purchases, sales and maturities of our marketable securities.

Net cash used in investing activities for the six months ended June 30, 2011 totaled $16.8 million and included capital expenditures of $20.9 million for machinery and equipment, primarily related to the build-out of our second manufacturing line at our East Providence facility, offset, in part, by net proceeds from the sale of marketable securities of $4.0 million.

Net cash used in investing activities for 2010 totaled $15.7 million and included capital expenditures of $11.3 million for machinery and equipment, primarily related to the build-out of our second manufacturing line at our East Providence facility, an increase in our restricted cash balance of $0.3 million, and net purchases of our marketable securities of $4.1 million.

Net cash used in investing activities for 2009 totaled $1.8 million and was principally related to capital expenditures for machinery and equipment.

Net cash used in investing activities for 2008 totaled $1.0 million and was principally related to capital expenditures for machinery and equipment.

Net Cash Provided by Financing Activities

Cash flows from financing activities primarily include net proceeds from issuances of preferred stock and proceeds and payments related to issuances of notes payable.

Net cash provided by financing activities for the six months ended June 30, 2011 totaled $26.9 million and included proceeds from the issuance of the convertible notes in the second quarter of 2011 of $30.0 million offset, in part, by payment of deferred offering costs of $2.4 million, payment of deferred financing costs of $0.6 million and repayments of borrowings under long-term debt and capital lease obligations of $0.2 million.

Net cash provided by financing activities in 2010 totaled $30.1 million and included proceeds from the issuance of preferred stock of $21.1 million and proceeds from the issuance of debt of $10.0 million that were partially offset by payment of deferred financing costs of $0.7 million and repayments of borrowings under long-term debt and capital lease obligations of $0.3 million.

Net cash provided by financing activities in 2009 totaled $30.3 million and included proceeds from the issuance of preferred stock of $30.5 million that were offset, in part, by repayments of borrowings under long-term debt and capital lease obligations of $0.3 million.

Net cash provided by financing activities in 2008 totaled $34.1 million and included proceeds from the issuance of preferred stock of $26.6 million and proceeds from the issuance of debt of $8.0 million that were offset, in part, by repayments of borrowings under long-term debt and capital lease obligations of $0.5 million.

Capital Spending and Future Capital Requirements

We have made capital expenditures primarily to develop and expand our manufacturing capacity. Our capital expenditures totaled $1.1 million in 2008, $1.6 million in 2009, $11.3 million in 2010 and $20.9 million in the first six months of 2011. As of June 30, 2011, we had capital commitments of $13.2 million, which includes commitments for which we have entered into contracts as well as commitments authorized by our Board of Directors. These commitments relate to the completion and improvement of our existing production lines in our East Providence facility, development and construction of our third production line, and acquisition of equipment required to produce a coated version of our products. These commitments consist of engineering costs, equipment costs, construction costs and related financing costs. We plan to fund these capital commitments from available cash, cash flow from operations and available credit under our revolving credit facility with Silicon Valley Bank.

We have funded our capital expenditures related to design, development and construction of our second production line at East Providence with cash on hand, cash flow from operations and the proceeds of our financings to date. We intend to fund capital expenditures related to design, development and construction of our third production line at East Providence with cash on hand, cash flow from operations, available credit and the proceeds of this offering. We currently estimate that design, development and construction of our third production line in the East Providence facility will require expenditures of $45 million to $50 million. We intend to fund capital expenditures related to design, development and construction of our planned second manufacturing facility with cash on hand, cash flow from operations, additional indebtedness and the remaining proceeds from this offering. We estimate that the total expenditures for this planned second manufacturing facility will be approximately $150 million to $200 million.

We expect to make approximately $1.5 million in capital expenditures for environmental control facilities in the six month period ending December 31, 2011, most of which relate to emission control equipment to support the addition of our second production line and planned third production line, and approximately $1.8 million in capital expenditures for environmental control facilities in 2012, most of which relate to emission control equipment to support the addition of our planned third production line. As of June 30, 2011, we had no capital commitments for environmental control facilities.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2011, under contracts that provide for fixed and determinable payments over the periods indicated:

		Less than			More than
Contractual Obligations(1)	Total	1 Year	1-3 Years	3-5 Years	5 Years
	($ in thousands)

Operating leases	$1,939	$622	$1,119	$100	$98
Capital leases	195	52	122	21	—
6% Term Loan	134	134	—	—	—
Subordinated Notes	14,556	—	14,556	—	—
Accrued ARO	1,033	—	1,033	—	—
Cross License Agreement	15,000	6,000	9,000	—	—
Purchase Commitment	4,708	3,328	1,380	—	—

Total	$37,565	$10,136	$27,210	$121	$98

(1)	The contractual obligations table excludes repayment of our convertible notes issued in June 2011, all of which will be automatically converted into shares of our common stock upon closing of the offering made hereby.

Operating and Capital Leases

We lease our office space for our corporate offices in Northborough, Massachusetts, which expires in 2013, and a warehouse facility and land adjacent to our East Providence facility, which expire at various dates from 2013 through 2021, under non-cancelable operating lease agreements. See “Business — Facilities.” We also lease vehicles and equipment under non-cancelable capital leases that expire at various dates.

6% Term Loan

In January 2005, we executed a term loan with the Massachusetts Development Finance Agency for $1.5 million. The proceeds were used to build research and development lab space at our Northborough facility. The term loan bears interest at 6% per annum, is to be repaid in monthly installments of principal and interest through January 2012, and is secured by certain leasehold improvements and laboratory equipment.

Subordinated Notes

On December 29, 2010, we issued secured subordinated promissory notes for aggregate proceeds of $10.0 million. The proceeds were used to fund, in part, the construction of a second manufacturing line at our East Providence facility. The notes are collateralized by certain of our assets at our East Providence facility. The term notes bear interest at 12% per annum, and all accrued interest on the notes is compounded by adding it to the principal of the subordinated notes on a semi-annual basis commencing on June 30, 2011 and continuing until the last such date to occur prior to maturity. The subordinated notes are required to be repaid upon the earlier of: (i) March 2, 2014, (ii) the first anniversary of the completion of this offering or (iii) the last business day prior to the date that any of our preferred stock is redeemed. The noted contractual obligation reflects the balance of principal and accrued interest anticipated to be due on March 2, 2014.

Accrued Asset Retirement Obligations

We have asset retirement obligations arising from requirements to perform certain asset retirement activities at the termination of our Northborough facility lease and upon disposal of certain machinery and equipment. The liability was initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. We maintain restricted cash balances of $0.2 million to settle part of this liability.

Cross License Agreement

We are obligated to make quarterly payments through December 2013 under the terms of our cross license agreement with Cabot. As of June 30, 2011, our remaining payment obligation under the cross license agreement totaled $15.0 million.

Purchase Commitment

We have agreed to purchase at least 2.4 million pounds of silica annually through 2012 at a fixed price per pound pursuant to the terms of a supply agreement dated January 1, 2011. The supply agreement has an initial term of two years from the date of the agreement, with automatic renewals for subsequent terms of one year, unless either party provides notice of termination to the other party at least 90 days prior to the expiration of such term. The contractual obligation set forth in the table above assumes that the price we pay per pound of silica remains fixed through the term of the contract. As of June 30, 2011, we have purchased 0.7 million pounds of silica and have a remaining commitment in 2011 of 1.7 million pounds.

Off Balance Sheet Arrangements

Since inception, we have not engaged in any off balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2009-13, Multiple-Deliverable Revenue Arrangements, or ASU 2009-13. ASU 2009-13 supersedes certain guidance in FASB ASC Topic 605-25, Multiple-Element Arrangements and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. We have adopted ASU 2009-13 and determined that it does not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, or ASU 2011-05. The objective of ASU 2011-05 is to increase the prominence of items reported in other comprehensive income. The main provisions of ASU 2011-05 provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one or two consecutive financial statements. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity has been eliminated. ASU 2011-05 is effective for fiscal years, or interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. We believe the adoption of ASU 2011-05 will not have a material impact on our financial position, results of operations, cash flows, or disclosures.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements; and therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition

We recognize product revenue from the sale of our line of aerogel products and research services revenue upon delivery of research and development services, including under contracts with various agencies of the U.S. government. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, delivery has occurred or services have been provided and collectability is reasonably assured. Product revenue is recognized upon transfer of title and risk of loss, which is generally upon shipment or delivery. In general, our customary shipping terms are FOB shipping point. Products are typically delivered without significant post-sale obligations to customers other than standard warranty obligations for product defects. We provide warranties for our products and record the estimated cost within cost of sales in the period that the revenue is recorded. Our standard warranty period extends one to two years from the date of sale, depending on the type of product purchased. Our warranties provide that our products will be free from defects in material and workmanship, and will, under normal use, conform to the specifications for the product. For the six months ended June 30, 2011, and for the years ended December 31, 2008, 2009 and 2010, warranty charges have been insignificant.

Research services revenue is derived from the execution of contracts awarded by the U.S. federal government or other government agencies. Our research and development arrangements require us to provide research in which we investigate new applications of aerogel insulation. We expect to continue certain research and development contract work that is directly related to our current product development efforts and we expect that research service revenue will continue to be a decreasing percentage of our consolidated revenue. We record revenue earned on research services contracts using the percentage-of-completion method in two ways: (1) for firm-fixed-price contracts, we accrue that portion of the total contract price that is allocable, on the basis of our estimates of costs incurred to date to total contract cost; (2) for cost-plus-fixed-fee contracts, we record revenue that is equal to total payroll cost incurred times a stated factor plus reimbursable expenses, to a stated upper limit. The primary cost in these arrangements is the labor effort expended in completing the research and the only deliverable other than labor hours expended is the reporting of the research results to the customer. Because the input measure of labor hours expended is also reflective of the output measure, it is a reliable means to measure the extent of progress towards completion. Contract costs and rates used to allocate overhead to contracts are subject to audit by the respective contracting government agency. Revisions in cost estimates and fees during the course of the contract are reflected in the accounting period in which the facts that require the revisions become known.

Stock-based Compensation

We maintain an equity incentive plan pursuant to which our board of directors may grant qualified and nonqualified stock options to officers, key employees, and others who provide or have provided service to us. We recognize the costs associated with stock option grants based on their estimated fair value at date of grant amortized over the vesting period of the grant, which is typically three to four years. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions. Stock-based compensation is included in cost of revenue and operating expenses as set forth below:

	Year Ended December 31			Six Months Ended June 30
	2008	2009	2010	2010	2011
	($ in thousands)

Product cost of revenue	$178	$148	$81	$36	$76
Operating expenses:
Research and development	67	96	57	26	47
Sales and marketing	136	157	87	40	65
General and administrative	546	430	243	99	254

Total	$927	$831	$468	$201	$442

As of June 30, 2011, there was approximately $3.3 million of total estimated unrecognized compensation cost related to non-vested options under our equity incentive plan, which will be recognized over a weighted-average period of 3.6 years.

We use the Black-Scholes option-pricing model to estimate the fair value of stock-based awards. The determination of the estimated fair value of stock-based awards is based on a number of complex and subjective assumptions. These assumptions include the determination of the estimated fair value of the underlying security, the expected volatility of the underlying security, a risk-free interest rate, the expected term of the option, and the forfeiture rate for the award class. The following assumptions were used to estimate the fair value of the option awards:

				Six Months
	Year Ended December 31			Ended June 30
	2008	2009	2010	2010	2011

Weighted-average assumptions:
Expected term (in years)	6.08	5.60	6.04	5.94	6.05
Expected volatility	33.00%	57.00%	49.75%	49.95%	49.27%
Risk free rate	3.65%	2.64%	1.90%	2.76%	2.24%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%

•	The expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method described in ASC 718 for all grants. We believe this is a better representation of the estimated life than our actual limited historical exercise behavior.

•	For the six months ended June 30, 2010 and 2011, and for the years ended December 31, 2008, 2009, and 2010, the expected volatility is based on the weighted-average volatility of up to six companies within various industries that the we believe are similar to our own.

•	The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

•	We use an expected dividend yield of zero, since we do not intend to pay cash dividends on our common stock in the foreseeable future, nor have we paid dividends on our common stock in the past.

As share-based compensation expense is recognized based on awards ultimately expected to vest, it has been reduced for an estimated forfeiture rate of 3% for the six months ended June 30, 2010 and 2011, and the years ended December 31, 2009 and 2010, and 7% for 2008. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. Forfeitures were estimated based on voluntary termination behavior as well as analysis of actual option forfeitures.

The assumptions underlying these valuations represent management’s estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different. The most significant input into the Black-Scholes option-pricing model used to value our option grants is the estimated fair value of the common stock. We considered a combination of valuation methodologies, including market and transaction approaches.

Determination of Fair Value

We believe we have used reasonable methodologies and assumptions in determining the fair value of our common stock for financial reporting purposes. Our board of directors has historically estimated the fair value of our common stock. Because there has been no public market for our shares, our board of directors historically determined the fair value of our common stock based on the market approach and the income approach to estimate the enterprise value of the business under various liquidity event scenarios, including an initial public offering by the company and the sale of the company. To support the valuations, we utilized a probability-weighted expected return under those various liquidity scenarios, public guideline companies, our cash flow projections, and other assumptions to derive the enterprise value of the business. We then derived the estimated fair value of each class of stock, taking into consideration the rights and preferences of each instrument based on a probability-weighted expected return.

The most significant factors considered in estimating the fair value of our common stock were as follows:

•	current business conditions and projections;

•	the probability and value of future liquidity scenarios, including an initial public offering by the company and the sale of the company;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital conditions.

We believe consideration of these factors by our board of directors was a reasonable approach to estimating the fair value of our common stock for the periods considered. Estimating the fair value of our stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value.

Prior to this offering, we did not maintain a market for our shares. In the absence of a public market for our common stock, the fair value of our common stock underlying our stock options has historically been determined by our board of directors using methodologies consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In connection with making this determination, we have engaged independent third-party valuation advisors to assist us. In each case, our board of directors has made the ultimate determination of fair value. While we have issued new equity to unrelated third parties and we use such facts in the estimation of the fair value of our shares, we believe that the lack of a secondary market for our common stock and our limited history issuing stock to unrelated parties makes it impracticable to estimate the expected volatility of our common stock. Therefore, it was not possible to reasonably estimate the grant-date fair value of our options using our own historical price data. Accordingly, we accounted for the share options under the calculated value method.

The following table summarizes the number of stock options granted from January 1, 2009, through August 31, 2011, the average per share exercise price of the options, and the estimated per share fair value of the options:

			Estimated
	Number	Per Share	per Share
	of Options	Exercise	Option
Date of Grant	Granted	Price(1)	Fair Value(2)

March 27, 2009	2,000	$0.33	$0.04
May 27, 2009	9,100	0.33	0.04
July 22, 2009	6,000	0.33	0.04
November 11, 2009	10,276,078	0.22	0.09
December 18, 2009	225,000	0.22	0.09
January 20, 2010	27,050	0.22	0.11
March 17, 2010	49,430	0.22	0.11
July 21, 2010	333,443	1.30	0.63
September 15, 2010	54,222	1.30	0.63
November 17, 2010	1,257,018	1.30	0.64
January 18, 2011	530,000	1.46	0.74
January 19, 2011	82,512	1.46	0.74
March 16, 2011	124,013	1.46	0.72
May 18, 2011	1,318,883	2.44	1.18
August 10, 2011	243,310	2.49	1.17

Total	14,538,059

(1)	The fair value of our common stock and the per share exercise price of options are determined by our board of directors.

(2)	The per share fair value of the options was estimated for the date of grant using the Black-Scholes option pricing model. This model estimates the fair value by applying a series of factors including the exercise price of the option, a risk-free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock. Additional information regarding our common stock option awards is set forth in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus.

Based on the mid-point of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of our outstanding stock options as of June 30, 2011 was $      million.

The fair value of our common stock was estimated using the probability-weighted expected return method, or PWERM, which considers the value of preferred and common stock based upon analysis of the future values for equity assuming various future outcomes, including initial public offerings, merger or sale, dissolutions, or continued operation as a private company. Accordingly, share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class. PWERM is complex as it requires numerous assumptions relating to potential future outcomes of equity, hence, the use of this method can be applied: (i) when possible future outcomes can be predicted with reasonable certainty; and (ii) when there is a complex capital structure (i.e., several classes of preferred and common stock).

Grants from March 27, 2009 through July 22, 2009.  On March 27, 2009, our board of directors established the exercise price per share of common stock at $0.33 per share determined by the PWERM method. Our board of directors reaffirmed this exercise price on May 27, 2009 and July 22, 2009 in connection with option grants. The significant drivers and weightings for our valuations during this period were: initial public offering, 10%; sale of our company/assets, 50%, remain private, 15%; and dissolution, 25%. The estimated fair value of one share of common stock was estimated under each of the five scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants from November 11, 2009 through March 17, 2010.  On November 11, 2009, our board of directors established the exercise price per share of common stock at $0.22 per share determined by the PWERM method. Our board of directors reaffirmed this exercise price on December 18, 2009, January 20, 2010 and March 17, 2010 in connection with option grants. This valuation took into consideration economic events including our arm’s length sale of Series A redeemable convertible preferred stock, or Series A preferred stock, in August 2009, which had been sold at price per share that was less than prior sales of our preferred stock due to the economic conditions at that time and the difficulties in obtaining venture capital funding. The significant drivers and weightings for our valuations during this period were: initial public offering, 10%; sale of our company/assets, 60%, remain private, 10%; and dissolution, 20%. The estimated fair value of one share of common stock was estimated under each of the five scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants from July 21, 2010 through November 17, 2010.  On July 21, 2010, our board of directors established the exercise price per share of common stock at $1.30 per share determined by the PWERM method. Our board of directors reaffirmed this exercise price on September 15, 2010 and November 17, 2010 in connection with option grants. This valuation took into consideration economic events including our arm’s length sale of Series B redeemable convertible preferred stock, or Series B preferred stock, in September and October 2010 at a price of $1.34 per share of Series B preferred stock. The significant drivers and weightings for our valuations during this period were: initial public offering, 60%; sale of our company/assets, 20%, remain private, 15%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the five scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants from January 18, 2011 through March 16, 2011.  On January 18, 2011, our board of directors established the exercise price per share of common stock at $1.46 per share determined by the PWERM method. Our board of directors reaffirmed this exercise price on January 19, 2011 and March 16, 2011 in connection with option grants. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. The significant drivers and weightings for our valuations during this period were: initial public offering, 60%; sale of our company/assets, 20%, remain private, 15%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the five scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on May 18, 2011.  On May 9, 2011, our board of directors established the exercise price per share of common stock at $2.44 per share determined by the PWERM method. Our board of directors reaffirmed this exercise price on May 18, 2011 in connection with option grants. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, a number of additional factors contributed to an increase in the valuation since the March 2011 valuation. In late March 2011, we began operating a second production line at our East Providence, Rhode Island facility. The project was completed on-time and on-budget, helping us to establish a track-record of scaling our manufacturing capabilities. Further, the production line is designed to double our production capacity. We had also completed our third consecutive quarter where our Adjusted EBITDA was positive and sustained high product revenue growth. In addition, we made progress on our proposed IPO, held an organizational meeting and accelerated our timeline for our proposed IPO. As part of our continued work toward an IPO, we received feedback from investment banking firms that there was continued demand for public offerings of energy efficiency companies. Based on these factors, in comparing ourselves to other public companies for purposes of estimating fair value, our board modified the assumed market multiples from the top quartile of comparable companies utilized in our March 2011 valuation to assumed market multiples that represented a premium to such top quartile companies and reduced our assumed weighted average cost of capital. The significant drivers and weightings for our valuations during this period were: initial public offering, 70%; sale of our company/assets 20%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the five scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Grants on August 10, 2011.  On August 10, 2011, our board of directors established the exercise price per share of common stock at $2.49 per share determined by the PWERM method. This valuation took into consideration market and general economic events as well as our financial results and other data available at that time. In addition, the board reaffirmed that the continued use of market multiples that represented a premium to the top quartile of comparable companies was appropriate and modestly increased such premium. The significant drivers and weighting for our valuations during this period were: initial public offering, 80%; sale of our company/assets, 10%; remain private, 5%; and dissolution, 5%. The estimated fair value of one share of common stock was estimated under each of the five scenarios and the associated probabilities to arrive at a probability-weighted value per share.

Valuation models require the input of highly subjective assumptions. There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, the time to undertaking and completing an initial public offering or other liquidity event, as well as determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net income (loss) and net income (loss) per share could have been significantly different. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances regarding any particular valuation of our common stock.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. We account for uncertain tax positions using a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize penalties and interest related to recognized tax positions, if any, as a component of income tax expense.

Management’s judgment and estimates are required in determining our tax provision, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. We review the recoverability of deferred tax assets during each reporting period by reviewing estimates of future taxable income, future reversals of existing taxable temporary differences, and tax planning strategies that would, if necessary, be implemented to realize the benefit of a deferred tax asset before expiration. We have recorded a full valuation allowance against our deferred tax assets due to the uncertainty associated with the utilization of the net operating loss carryforwards. In assessing the realizability of deferred tax assets, we consider all available evidence, historical and prospective, with greater weight given to historical evidence, in determining whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets generally is dependent upon generation of future taxable income.

Fair Value Option and Fair Value Measurements

ASC Subtopic 825-10 provides entities with an option to measure many financial instruments and certain other items at fair value. Under this guidance, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings each reporting period. As a result of electing this option, we record our convertible notes at fair value in order to measure this liability at an amount that more accurately reflect the economics of that instrument.

The fair value of the convertible notes was determined by utilizing a probability weighted discounted cash flow analysis. This analysis determined the amount to be paid on the loan in either cash or shares at the occurrence of certain events in which the convertible notes would be converted into shares of our common stock or would be repaid to the lender in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of each of the various events occurring and discount rates.

Based upon the above we have determined that the valuation of the convertible notes is a Level 3 valuation as the valuation utilized several unobservable inputs.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary.

Redeemable Convertible Preferred Stock

Our redeemable convertible preferred stock is classified as temporary equity and shown net of issuance costs. We recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the preferred stock to equal the redemption value at the end of each reporting period.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure results primarily from fluctuations in interest rates as well as from inflation. In the normal course of business, we are exposed to market risks, including changes in interest rates which affect our line of credit under our revolving credit facility as well as cash flows. We may also face additional exchange rate risk in the future as we expand our business internationally.

Interest Rate Risk

We are exposed to changes in interest rates in the normal course of our business. At June 30, 2011, we had unrestricted cash and cash equivalents of $29.6 million. These amounts were held for working capital purposes and were invested primarily in government-backed securities. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates.

As of June 30, 2011, our outstanding debt consisted of capital leases and term loans that have fixed interest rates. In March 2011 we entered into a two-year line of credit under our revolving credit facility with a bank, to borrow up to $10.0 million secured by our then outstanding accounts receivable and inventory. Borrowings under this revolving credit facility accrue interest at prime plus 0.5%. As of June 30, 2011, there were no borrowings outstanding under this revolving credit facility.

Inflation Risk

Although we expect that our operating results will be influenced by general economic conditions, we do not believe that inflation has had a material effect on our results of operations during the periods presented. However, our business may be affected by inflation in the future.

Foreign Currency Exchange Risk

We are subject to inherent risks attributed to operating in a global economy. Principally all of our revenue, receivables, costs and our debts are denominated in U.S. dollars. Although our international operations are currently not significant compared to our operations in the United States, we expect to expand our international operations in the long-term. An expansion of our international operations will increase our potential exposure to fluctuations in foreign currencies.

BUSINESS

Overview

We are an energy efficiency company that designs, develops and manufactures innovative, high-performance aerogel insulation. We believe our aerogel blankets deliver the best thermal performance of any widely used insulation product available on the market today and provide a superior combination of performance attributes unmatched by traditional insulation materials. Our end-use customers use our products to save money, conserve energy, reduce CO2 emissions and protect workers and assets.

Our technologically advanced products are targeted at the estimated $32 billion annual global market for insulation materials. Our insulation is principally used by industrial companies, such as ExxonMobil and NextEra Energy, that operate petrochemical, refinery, industrial and power generation facilities. We are also working with BASF Construction Chemicals and other leading insulation manufacturers to develop and commercialize products for applications in the building and construction market. We believe demand for our high-performance insulation products will increase significantly to support widespread global efforts to cost-effectively improve energy efficiency. To address capacity constraints caused by growing demand, we began operating a second production line in late March 2011 designed to double our production capacity at our East Providence, Rhode Island facility.

We have grown our business by forming technical and commercial relationships with industry-leading customers to optimize our products to meet the particular demands of targeted market sectors. In the industrial market, we have benefited from our technical and commercial relationships with ExxonMobil in the oil refinery and petrochemical sector, with Technip in the offshore oil sector and with NextEra Energy in the power generation sector. In the building and construction market, we have a joint development agreement with BASF Construction Chemicals to develop products to meet increasingly stringent building standards requiring improved thermal performance in retrofit and new-build wall systems, particularly in Europe. We will continue our strategy of working with innovative companies to target and penetrate new market opportunities.

Our core aerogel technology and manufacturing processes are our most significant assets. As of June 30, 2011, we employed 28 research scientists and process engineers focused on advancing our current aerogel technology and developing next generation aerogel compositions, form factors and manufacturing technologies. Our aerogels are complex structures in which 97% of the volume consists of air trapped in nanopores between intertwined clusters of amorphous silica solids. These extremely low density solids provide superior insulating properties. Although aerogels are usually fragile materials, we have developed innovative and proprietary manufacturing processes that enable us to produce industrially robust aerogel insulation cost-effectively and at commercial scale.

Our aerogel products provide up to five times the thermal performance of widely used traditional insulation in a thin, easy-to-use blanket form. Our products enable compact design, reduce installation time and costs, promote freight savings, simplify logistics, reduce system weight and required storage space, and enhance job site safety. Our products provide excellent compression resistance, are hydrophobic and reduce the incidence of corrosion under insulation, a significant operational cost and safety issue in industrial facilities. Our products also offer strong fire protection which is a critical performance requirement in both the industrial and building and construction markets. We believe our array of product attributes provides strong competitive advantages over traditional insulation. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

Since 2008, our Cryogel and Pyrogel product lines have been used by some of the world’s largest oil producers, refiners and petrochemical companies, including ExxonMobil, Suncor Energy, Anadarko Petroleum, Dong Energy, Hu-Chems Company, SK Energy, Petrobras, Honam Petrochemical, Marathon Oil, Shell, LyondellBasell, Enagas, Citgo, PetroLogistics and Tupras. These products also are in use in applications in a variety of industrial facilities, including liquefied natural gas facilities, food processing facilities, oil sands extraction operations and electric power generation facilities. Insulation systems in these facilities are designed to maintain hot and cold process piping and storage tanks at optimal process temperatures, to protect plant and equipment from the elements and from the risk of fire, and to protect workers. Freedonia Custom Research, Inc. has estimated that the industrial insulation market totaled $4.5 billion in 2010. We estimate that we generated 92% of our 2010 product revenue in the industrial insulation market.

Within the building and construction market, we are replicating our strategy of working with industry leaders to seek to penetrate critical market sectors. In addition to our relationship with BASF Construction Chemicals, we are also engaged in product development efforts in Europe and North America with other large insulation manufacturers to target a wide variety of applications. Our products also have been installed since 2006 in residential and commercial new-build and retrofit building projects through the efforts of a small network of distribution partners. Freedonia Custom Research, Inc. has estimated that the building and construction insulation market totaled $22.7 billion in 2010. We estimate that we generated 5% of our 2010 product revenue in the building and construction insulation market.

In addition to our core markets, we also rely on a small number of fabricators to supply fabricated insulation parts to original equipment manufacturers, or OEMs. These global OEMs develop products using our aerogels for applications as diverse as military and commercial aircraft, trains, buses, appliances, apparel, footwear and outdoor gear. While we do not currently allocate significant resources to these markets, we believe there are many future opportunities within these markets for our aerogel technology based on its unique attributes. Freedonia Custom Research, Inc. has estimated that the transportation, appliance and apparel insulation markets totaled $4.9 billion in 2010. We estimate that we generated 3% of our 2010 product revenue in the transportation, appliance and apparel insulation markets.

We manufacture our products using our proprietary, high-volume process technology at our facility in East Providence, Rhode Island. We have operated the East Providence facility at high volume and high yield continuously since mid-2008. We successfully commenced operation of our second production line at this facility in March 2011 and immediately began producing commercial quality aerogel blankets. This line was completed on time and on budget and is expected to double our annual production capacity by the end of 2011 to 40 to 44 million square feet of aerogel blankets, depending on product mix. We are engaged in the design and engineering phase of a third production line at our East Providence facility and have commenced procurement of certain capital equipment which has a longer lead-time. We currently expect that this line will be completed at our East Providence facility during 2012. We also plan to construct a second manufacturing facility in the United States or Europe, the location of which will be based on factors including proximity to raw material suppliers, proximity to customers, labor and construction costs and availability of governmental incentives.

Company Information

We are a corporation organized under the laws of Delaware. Our predecessor company was incorporated in Delaware in May 2001. In June 2008, we completed a reorganization pursuant to which our predecessor company merged with and into a newly formed Delaware corporation, Aspen Merger Sub, Inc., a wholly-owned subsidiary of our predecessor company formed for the purpose of the reorganization. As the surviving entity to the merger, we then changed our name from “Aspen Merger Sub, Inc.” to “Aspen Aerogels, Inc.” For more information regarding the 2008 reorganization. See Note 6 to our audited consolidated financial statements included elsewhere herein.

Industry Background

Global economic growth, continued geopolitical conflict in oil-producing regions, and rising and volatile energy prices are increasing demand for energy efficiency products to reduce energy consumption, energy costs and dependence on oil. Heightened concerns about global warming and climate change are likewise increasing demand for energy efficiency products targeting the reduction of CO2 emissions.

Markets

Insulation is a material or combination of materials that slows the transfer of heat and is used in a wide variety of applications. According to Freedonia Custom Research, Inc., the global market for insulation materials was estimated to be $32 billion during 2010, and The Freedonia Group estimates annual growth of 6.3% through 2014. There are a variety of insulation materials available in the market, most of which have been in use for over 50 years. Each insulation material has a different set of performance attributes and the extent of its use in a given market is based on the performance and cost criteria applicable to that market.

The primary markets for insulation are:

•	industrial, including use as covering for pipes, valves and storage tanks;

•	building and construction, in walls, floors and ceilings; and

•	original equipment manufacture, including use in transportation, appliances and apparel applications.

The industrial insulation market is global, well-established and includes large and well-capitalized customers across a diverse set of industries. Freedonia Custom Research, Inc. has estimated that the industrial market for insulation totaled $4.5 billion during 2010. This market includes companies operating refinery, petrochemical, general manufacturing, food processing and district energy operations. The market also includes firms operating gas, coal, nuclear, hydro and solar thermal power generating facilities. Insulation systems in the industrial market are designed to maintain hot and cold process piping and storage tanks at optimal temperatures, to protect plant and equipment from the elements and from the risk of fire, and to protect workers from burns. The industrial insulation market is served by a well-organized, well-established, worldwide network of distributors, contractors and engineers. Based on market data published in 2010, we believe that under ordinary economic circumstances, approximately 70% of the annual demand for insulation in the industrial market is generated by capital expansions and related capital projects, while the remainder is associated with routine, non-discretionary maintenance programs within existing facilities. Capital expansions and related capital projects are driven primarily by increased energy prices and overall economic growth. Maintenance programs are essential to optimal operation of processing equipment, to ensure worker safety and to minimize the risk of a catastrophic loss. Accordingly, we believe that demand for insulation for maintenance purposes in comparison to capital projects is less affected by volatility associated with economic cycles, the price of oil or similar macroeconomic factors.

The building and construction insulation market is driven by residential and commercial new-build and retrofit projects. Freedonia Custom Research, Inc. has estimated that the building and construction insulation market totaled $22.7 billion in 2010. Insulation systems in the building and construction market are designed to isolate the interior of buildings from external temperature variations and to reduce energy costs. These insulation systems are used in wall systems, under traditional and radiantly heated floors, in ceilings and roofs, in window and door frames and in solar thermal panels and systems. Most insulation products in the building and construction market are manufactured or fabricated to meet industry-standard thicknesses and dimensions. The building and construction market is characterized by a fragmented distribution network and myriad national, regional and local building codes, regulations and standards. We believe there are important economic and regulatory drivers supporting energy efficiency initiatives globally in this market. First, commercial and residential buildings currently account for approximately 40% of total energy consumption in both the United States and the European Union, according to the Annual Energy Review 2009 dated August 2010 published by the U.S. Energy Information Administration, or EIA report, and Directive 2010/31/EU of the European Parliament and of the Council of the European

Union, dated May 19, 2010, respectively. For example, in the United States, buildings surpass both the transportation and industrial sectors in terms of energy consumption at 29% and 30%, respectively, according to the EIA report. According to reports published in July 2009 and March 2010 by McKinsey & Company, governmental policies to strengthen the thermal performance of commercial, residential and governmental buildings are among the most cost-effective means to improve energy efficiency and to reduce carbon emissions. For example, The Better Buildings Initiative announced by U.S. President Barack Obama in February 2011 estimates that U.S. companies and business owners can reduce their energy bills by about $40 billion at today’s energy prices by making buildings more energy efficient, thus constituting a direct economic benefit. Additionally, numerous European Union member states, in support of their commitments under the Kyoto accord to reduce carbon emissions, have enacted legislation that is increasing minimum thermal standards for commercial and residential wall systems through 2020. We believe that these increasing thermal standards for retrofit and new-build wall systems in Europe are becoming more difficult to meet with traditional insulation materials. We also believe that strategic relationships with leading building materials manufacturers with established distribution networks are a critical requirement for a new industry player to penetrate the building and construction market in a rapid and cost-effective manner.

The transportation, appliance and apparel insulation markets are global, diverse and fragmented. Freedonia Custom Research, Inc. has estimated that these markets totaled $4.9 billion in 2010. The transportation market includes insulation of aircraft, automobiles, ships and trains where we believe the key performance criteria include thermal performance, a thin profile, fire resistance and durability. The appliance market includes insulation of commercial and residential refrigerators and freezers, conventional and microwave ovens, dryers and water heaters. The apparel market includes insulation of work boots, outdoor gear and tents. Insulation applications across the transportation, appliance and apparel markets commonly require insulation to be fabricated into forms to meet design specifications.

Insulation System Design Considerations

Because insulation is used in a wide variety of demanding applications, insulation materials must satisfy a wide range of performance criteria on a cost-effective basis. The technical, performance and economic challenges faced by insulation materials in meeting the thermal management requirements of applications in the industrial, building and construction and other markets include:

•	Thermal Performance. Insulation must deliver the required thermal performance within the space allotted. Higher performance insulation is principally required where space is at a premium.

•	Operating Temperature Limitations. Insulation must be able to perform safely and effectively in a system’s operating temperature range. Insulation is commonly targeted and optimized for applications within the cryogenic and sub-ambient (−273[o]C to 90[o]C), ambient (0[o]C to 40[o]C) or hot process (−25[o]C to 650[o]C) temperature regimes.

•	Form Factor. Insulation must be supplied in a form that meets system specifications. Common insulation forms include flexible blankets, boards, loose fill, rigid pipe covers, sprayed and shaped foam structures.

•	Speed of Installation. Insulation that installs rapidly helps reduce total system costs. Labor costs for on-site installation are a significant component of an insulation system’s total cost.

•	Volume and Weight. The volume and weight of the insulation required to meet system specifications impact capital and operating costs of a facility, system, vehicle or building.

•	Durability. Insulation must meet customer specifications for tensile strength, compressive strength and resiliency. Under cryogenic conditions, insulation should not crack, contract or degrade in response to freeze-thaw cycles. In hot process applications, insulation should not crack, crumble or sag.

•	Fire Resistance and Protection. Insulation is commonly tested for fire resistance and fire protection under industry-standard protocols. These tests measure whether insulation contributes to the spread of flame and smoke or acts as a passive fire barrier. In industrial markets, minimum fire ratings are largely determined by individual companies. In the building and construction markets, minimum fire ratings are usually determined by national, regional and local building practices and codes.

•	Moisture Resistance. Insulation is commonly tested for water absorption using industry-standard protocols. Moisture reduces the thermal performance of insulation. The resistance of insulation to moisture is critical to the performance of systems exposed to the elements and operating in humid climates.

•	Vapor Permeability. The rate of flow of vapor through insulation layers is critical to the performance of industrial systems. Insulation systems used in cryogenic applications must be impermeable to water vapor to avoid catastrophic system failures. Many cryogenic insulation systems incorporate vapor barriers. Conversely, high vapor permeability enables optimal system performance in hot process applications.

•	Corrosion Under Insulation, or CUI. In the industrial market, systems operating between −4[o]C and 175[o]C are subject to CUI. Insulation materials can trap water and exacerbate corrosion of the underlying metal surfaces. Corrosion of process piping and storage tanks increases the risk of catastrophic system failures. Preventative facility maintenance and shutdowns are estimated to cost the petrochemical industry billions of dollars per year. Insulation that is both hydrophobic and vapor permeable has the potential to significantly reduce the incidence of CUI.

•	Logistics. The logistics associated with purchasing, storing, transporting and installing insulation materials in facilities and on job sites can be complex and costly. Improved logistics on job sites reduces operating costs and enhances worker safety.

Within the industrial market, insulation systems are generally designed to maintain hot and cold process piping and storage tanks at optimal temperatures, to protect plant and equipment from external elements and risk of fire, and to protect workers. In this market, we believe that the performance attributes that are most important are thermal performance, durability, ease of installation, moisture resistance and vapor permeability. When choosing products in the industrial market, we believe that customers evaluate which insulation product enables them to meet their performance targets with the lowest installed and/or lifecycle costs.

Within the building and construction market, insulation systems are generally designed to isolate the interior of the building from external temperature variations and to reduce energy costs. In this market, we believe that the most important performance attributes of insulation are thermal performance, form factor, volume, weight and fire resistance. When choosing insulation in the building and construction market, customers evaluate which product provides the most cost-effective means to achieve their performance targets within system design specifications.

Our Solution

We believe that our aerogel technology has allowed us to create superior insulation products for our core markets that will allow us to continue to grow our share of the global insulation market. We believe that the potential for significant technological innovation in traditional insulation materials is limited and that new high-performance materials will be required to meet evolving market requirements for energy efficient insulation systems. Our line of high-performance aerogel blankets is positioned to meet these requirements. Our solution is driven by our innovative and proprietary manufacturing processes that produce aerogels in a flexible and industrially robust blanket form and is supported by over ten years of research and development dedicated to new aerogel compositions, form factors and manufacturing technologies. We believe our aerogel blankets deliver a superior combination of performance attributes that provide cost-effective solutions to address the demanding performance objectives of a wide range of applications in our target markets, including:

•	Best Thermal Performance. Our aerogel blankets provide the best thermal performance of any widely used insulation product available on the market today. Our products excel in applications where available space is constrained or thermal performance targets are aggressive.

•	Wide Temperature Range. We offer insulation products that address the entire range of applications within the cryogenic and sub-ambient (−273[o]C to 90[o]C), ambient (0[o]C to 40[o]C) and hot process (−25[o]C to 650[o]C) temperature ranges.

•	Ease of Installation. Our flexible aerogel blankets install faster than rigid insulation materials in the industrial market, which reduces labor costs and total system costs.

•	Compact Design. Our aerogel blankets reduce insulation system volume by 50% to 80% compared to traditional insulation. Our products allow for a reduction in the footprint, size and structural costs of facilities, systems, vehicles and buildings.

•	High Durability. Our aerogel blankets offer excellent compression resistance, tensile strength and vibration resiliency. The compression resistance of our products allows companies to pre-insulate, stack and transport steel pipes destined for use in harsh or remote environments. Pre-insulation of pipes significantly reduces installation labor costs in industrial applications in remote areas such as the oil sands in Alberta, Canada.

•	Strong Fire Protection. Our Pyrogel XT and Spaceloft A2 product lines were specifically designed to provide strong fire performance in applications within the industrial and building and construction markets. Strong fire performance qualifies our products for use in a variety of applications in our target markets.

•	Moisture Resistance. Our aerogel blankets are durably hydrophobic. Our products offer improved thermal performance in insulation systems exposed to the elements or operating in humid environments compared to traditional insulation.

•	Reduced Corrosion Under Insulation. Our Pyrogel XT product line is both durably hydrophobic and vapor permeable. These attributes have the potential to reduce the incidence of CUI in hot process applications. We believe that a reduction in CUI offers industrial customers a significant reduction in long-term operating and capital costs.

•	Simplified Logistics. Our aerogel blankets simplify job site logistics. Our products reduce the volume and weight of material purchased, inventoried, transported and installed in the field. In addition, our products reduce the number of stock-keeping units, or SKUs, required to complete a project. Simplified logistics accelerate project timelines, reduce installation costs and improve worker safety.

In the industrial market, we believe these characteristics enable our end-use customers to meet their insulation performance targets at lower total installed or lifecycle costs versus traditional insulation in a growing number of applications. In the building and construction market, we believe the increasing thermal standards for retrofit and new-build wall systems in Europe will become more difficult to meet with traditional insulation materials due to space constraints. We believe the thin form factor and strong fire properties of our aerogel blankets will provide a cost-effective and practical means to meet increasingly stringent building standards in Europe.

Our Competitive Strengths

We believe the following combination of capabilities distinguishes us from our competitors and positions us to compete effectively and benefit from the expected growth in the market for energy efficiency solutions:

•	Superior product based on proven technology in commercial production. Our aerogel products provide up to five times the thermal performance of widely used insulation in a thin, easy-to-use blanket form. Our products enable compact design, reduce installation time and costs, promote freight savings, simplify logistics, reduce system weight and required storage space and enhance job site safety. Our products provide excellent compression resistance, are hydrophobic and reduce the incidence of corrosion under insulation, a significant operational cost and safety issue in industrial facilities. Our products also offer strong fire protection which is a critical performance requirement in both the industrial and building and construction markets. We believe our array of product attributes provides strong competitive advantages over traditional insulation and will enable us to take a growing share of the existing market for insulation in both the industrial and the building and construction markets. Although competing insulation materials may have one or more comparable attributes, we believe that no single insulation material currently available offers all of the properties of our aerogel insulation.

•	Proven and scalable proprietary manufacturing process. Our manufacturing process is proven and has been replicated to meet increasing demand. Our original line in East Providence, Rhode Island, has operated continuously since mid-2008. From mid-2008 through June 30, 2011, we have produced and sold in excess of 44 million square feet of aerogel blankets. We successfully commenced operation of our second production line at this facility in March 2011 and immediately began producing commercial quality aerogel blankets. This line was completed on time and on budget and is expected to double our annual production capacity by the end of 2011 to 40 to 44 million square feet of aerogel blankets, depending on product mix. We believe that our proven ability to produce product that meets our clients’ specifications and our increased production capacity will provide customers with the certainty of supply that is required to expand their use of our products.

•	Strong relationships with industry leaders. We have a track record of working with industry leading end-use customers, in order to achieve in-depth knowledge of our target market and to optimize our products to meet the challenges they face. With these relationships, our products have undergone rigorous testing and are now in use at some of the world’s largest oil producers, refiners and petrochemical companies as ranked by a weighted measure of sales, profits, assets and market value (see “ — Our Products — Qualification for Use”). We believe these strong relationships represent a competitive advantage, giving us both a significant source of potential demand and a means of validating our technology, products and value proposition. These relationships have proven to shorten the sales cycle with other customers within the industrial market and have helped to facilitate our market penetration. Within the building and construction market, we have partnered with BASF Construction Chemicals to develop products to meet increasingly stringent building standards for thermal performance of retrofit and new-build wall systems. As part of our relationship with BASF Construction Chemicals, we have recently developed a product, Spaceloft A2, targeted at the building and construction market. BASF Venture Capital made strategic investments in us in September 2010 and June 2011.

•	Capital efficient business model. To respond to increased demand for our products, we successfully commenced operation in late March 2011 of a second production line at the East Providence facility. The expansion is expected to increase our annual production capacity by 20 to 22 million square feet of aerogel blankets at a total construction cost of approximately $31.5 million. We believe that our second production line, at full capacity and at current prices, would be capable of producing in the range of $50 million to $54 million in annual revenue of aerogel blankets. We expect to add production capacity in a capital efficient manner through the planned expansion of our East Providence facility and construction of a second manufacturing facility in the United States or Europe.

•	Experienced management and operations team. Each of our executive officers has over 20 years of experience in global industrial companies, specialty chemical companies or related materials science research. This team has worked closely together at Aspen Aerogels for nearly five years and we believe our dedicated and experienced workforce is an important competitive asset. As of June 30, 2011, we employed 161 dedicated research scientists, engineers, manufacturing line operators, sales and administrative staff and management.

Our Strategy

Our goal is to create shareholder value by becoming the leading provider of high-performance aerogel products serving the global energy efficiency market. We intend to achieve this goal by pursuing the following strategies:

•	Expand our manufacturing capacity to meet market demand. Demand for our aerogel products in 2010 grew by approximately 88% compared to 2009 and exceeded our manufacturing capacity. In response, we constructed a second production line in our East Providence, Rhode Island, manufacturing facility designed to double our manufacturing capacity. To meet anticipated growth in demand for our products, we are engaged in the design, engineering and initial procurement phase of a third production line in our East Providence facility and plan to construct a second manufacturing facility in the United States or Europe. We believe an expanded and geographically diversified manufacturing base will allow us to satisfy increasing demand for our products and to eliminate the risk associated with single site operations.

•	Increase industrial insulation market penetration. We plan to focus additional resources to achieve a greater share of the industrial insulation market, both through increased sales to our existing customers and sales to new customers. We are promoting greater enterprise-wide utilization of our products by existing end-use customers. We believe the validation of our products by these technically sophisticated customers helps shorten the sales cycle with new customers and facilitates market penetration. In addition, we anticipate that our growing maintenance-based business will lead to increasing sales of our products into large capital projects, including the construction of new refineries and petrochemical facilities in emerging markets.

•	Leverage strategic relationships in the building and construction market. We believe the building and construction market represents our largest target market opportunity and is in the midst of a transformation that is increasing demand for high-performance, energy-efficient insulation systems. We have partnered with BASF Construction Chemicals to penetrate the market for energy efficient wall systems. We are pursuing additional market opportunities with other leading building materials manufacturers and distributors across multiple regions to address the increasingly stringent regulatory environment governing the thermal performance of buildings. We believe this approach will enable us to leverage their broad technical and distribution capabilities and facilitate market penetration.

•	Expand our sales force, network of distributors and OEM channels. We plan to expand our sales force and distribution network to support growth in the industrial and building and construction markets. We have identified distributors with proven records of success serving important customers and intend to make selected additions to our existing global distribution network. We also intend to expand our network of OEM fabricators to pursue opportunities in the transportation, appliance and apparel markets. We believe that a strong, global and diverse network of distributors and OEMs will support our goal to expand and further penetrate the global markets for our products.

•	Continue to develop advanced aerogel compositions, applications and manufacturing technologies. We believe that we are well positioned to leverage a decade’s worth of research and development to commercialize new products, applications and advanced manufacturing technologies. Examples of new technologies in early stages of development include:

•	Refractory aerogel insulation compositions for use in applications with temperatures as high as 1649°C including advanced aerospace thermal protection, high temperature furnaces and boilers and single crystal silicon manufacture.

•	Ultra-low dielectric aerogel films that are mechanically robust and can be readily integrated into electronic devices including circuit boards, cables, connectors and discrete components.

•	Aerogel solid sorbents that reversibly capture carbon dioxide for future use in the power industry.

•	Highly durable and flexible aerogel composite insulation for use in tents, outerwear and safety gear.

•	Advanced gel compositions designed to enable aerogels to be processed rapidly and at ultra-high volumes.

•	Aerogel materials suitable for gas, liquid and solid filtration and separation.

•	Electrically conductive aerogels suitable for power storage applications.

We intend to increase personnel, funding and capital equipment devoted to the research, development and protection of intellectual property associated with new and advanced technologies. We will also continue to seek opportunities to leverage new and advanced technologies into broad commercial opportunities.

Our Products

Our aerogels consist of a complex structure of intertwined clusters of very fine, lightweight, amorphous silica solids that comprise 3% of the material by volume. The remaining volume of the aerogel material is composed of air contained in nanopores. Aerogels are a very low density solid and are usually extremely fragile materials. However, our manufacturing processes produce aerogels in a flexible, resilient, durable and easy-to-use blanket form.

The core raw material in the production of our aerogel products is a silica-rich stream of ethanol. Our manufacturing process initially creates a semi-solid alcogel in which the nanopore structure is filled with ethanol. We produce aerogel by means of a supercritical extraction process that removes ethanol from the gel and replaces it with air. Our process allows the liquid ethanol to be extracted without causing the solid matrix in the gel to collapse from capillary forces.

The nanoporous structure of our aerogel products minimizes the three mechanisms of thermal transport:

•	Convection. Heat convection through the gas in nanoporous structures is confined. The mean free path, or average distance traveled, of gas molecules in aerogels is significantly reduced. As a result, thermal convection is severely restricted.

•	Conduction. Heat conduction is correlated to material density. Aerogels are very low density solids. As a result, thermal conductivity is extremely low.

•	Radiation. Radiation requires no medium to transfer heat. Thermal radiation is partially absorbed by aerogels. Our aerogel products also contain infrared absorbing additives to significantly reduce radiant heat transfer.

We believe our aerogel products offer the lowest levels of thermal conductivity, or best insulating performance, of any widely used insulation available on the market today. Our aerogel blankets are reinforced with non-woven fiber batting. We manufacture and sell our blankets in 60 inch wide, three foot diameter rolls with a range of thickness of 2 millimeters to 10 millimeters. Our base products are all flexible, hydrophobic yet breathable, compression resistant and able to be cut with conventional cutting tools. We have specifically developed our line of aerogel blankets to meet the requirements of a broad set of applications within the industrial, building and construction and OEM markets. The composition and attributes of our aerogel blankets are as described below:

Industrial

•	Pyrogel XT. Pyrogel XT, our best selling product, is reinforced with a glass-fiber batting and has an upper use temperature of 650[o]C. Pyrogel XT was initially designed for use in high temperature systems in refineries and petrochemical facilities, and we believe that it has wide applicability throughout the industrial market, including the power generation and district heating sectors. Pyrogel XT’s hydrophobicity and vapor permeability reduce the risk of corrosion under insulation in high temperature operating systems when compared to traditional insulation.

•	Pyrogel XTF. Pyrogel XTF is similar in thermal performance to Pyrogel XT, but is reinforced with a glass- and silica-fiber batting. Pyrogel XTF is specially formulated to provide strong protection against fire.

•	Cryogel Z. Cryogel Z is designed for sub-ambient and cryogenic applications in the industrial market. Cryogel Z is reinforced with a glass- and polyester-fiber batting and is produced with an integral vapor barrier. Cryogel Z is also specially formulated to minimize the incidence of stress corrosion cracking in stainless steel systems. We believe that Cryogel Z’s combination of properties allow for simplified designs and reduced installation costs in cold applications throughout the industrial market when compared to traditional insulation.

•	Spaceloft Subsea. Spaceloft Subsea is reinforced with glass- and polyester-fiber batting and is designed for use in pipe-in-pipe applications in offshore oil production. Spaceloft Subsea can be fabricated and pre-packaged to permit faster installation. Spaceloft Subsea allows for small profile carrier pipelines and associated reductions in capital costs.

Building and Construction

•	Spaceloft. Spaceloft is reinforced with a glass- and polyester-fiber batting and is designed for use in the building and construction market. Spaceloft is either utilized in roll form by contractors in the field or fabricated by OEMs into strips, panels and systems that meet industry standards. Spaceloft is designed for use in solid wall buildings and where space is at a premium.

•	Spaceloft A2. Spaceloft A2 is reinforced with a glass-fiber batting and specifically designed to meet Euroclass A2 standards, a European classification system based on harmonized standards for fire properties of building and construction products. Spaceloft A2 was developed under a joint development agreement with BASF Construction Chemicals. Under the Euroclass system, the fire characteristics of construction products are described using fire classes A1, A2, B, C, D, E and F. Class A1 comprises materials that do not contribute to a fire. Class A2 contains materials with a very limited contribution to a fire. We believe that achieving the Euroclass A2 classification will permit wider use of Spaceloft A2 in systems subject to European fire performance standards, including hospitals, schools, warehouses, factories, shopping centers and commercial buildings over 15 meters high.

OEM

•	Pyrogel 2250. Pyrogel 2250 is reinforced with carbon-fiber batting and has an upper use temperature of 200[o]C. Pyrogel 2250 is our thinnest and our highest tensile strength product. Pyrogel 2250 is designed for use in applications where space is limited. Pyrogel 2250 is targeted to OEMs that design, produce and sell hot appliances, automotive systems and electronic components.

•	Pyrogel 6650. Pyrogel 6650 is reinforced with silica-fiber batting and has an upper use temperature of 650[o]C. Pyrogel 6650 is our lowest-density product and is designed for use in applications where weight is critical. Pyrogel 6650 is targeted to OEMs that design, produce and sell aerospace systems and components.

•	Cryogel X201. Cryogel X201 is similar in composition to Cryogel Z, but is produced without a vapor barrier. Cryogel X201 is designed for use in cold system designs where space is at a premium. Cryogel X201 is targeted to OEMs that design, produce and sell refrigerated appliances, cold storage equipment and aerospace systems.

The attributes of our aerogel blankets are as summarized in the following table:

	Nominal		Thermal				Maximum Use
Product	Thickness		Conductivity		Density		Temperature		Applications	Markets
	mm	in	mW/	Btu-in/	g/cc	lb/ft3	°C	°F
			m-K	hr-ft2-°F

Pyrogel XT	5.0 10.0	0.20 0.40	21.0	0.146	0.18	11.0	650°	1200°	High temperature steam pipes, vessels and equipment, and aerospace and defense systems	Industrial
Pyrogel XTF	10.0	0.40	21.0	0.146	0.18	11.0	650°	1200°	High temperature steam pipes, vessels and equipment, aerospace and defense systems, fire barriers and welding blankets	Industrial
Cryogel Z	5.0 10.0	0.20 0.40	15.0	0.104	0.13	8.0	90°	194°	Sub-ambient and cryogenic pipelines, vessels and equipment	Industrial

	Nominal		Thermal				Maximum Use
Product	Thickness		Conductivity		Density		Temperature		Applications	Markets
	mm	in	mW/	Btu-in/	g/cc	lb/ft3	°C	°F
			m-K	hr-ft2-°F

Spaceloft Subsea	5.0	0.20	13.9	0.096	0.13	8.0	200°	390°	Medium to high temperature offshore oil pipelines	Industrial
Spaceloft	5.0 10.0	0.20 0.40	14.0	0.097	0.15	9.4	200°	390°	Ambient temperature walls, floors and roofs in commercial, residential and institutional buildings	Building and Construction
Spaceloft A2	10.0	0.40	18.0	0.125	0.18	11.0	200°	390°	Ambient temperature walls, floors and roofs in commercial, residential and institutional buildings; Euroclass A2 Fire Rated	Building and Construction
Pyrogel 2250	2.0	0.08	15.5	0.107	0.17	10.7	200°	390°	Medium to high temperature appliances, transportation and electronics	OEM
Pyrogel 6650	6.0	0.24	14.0	0.097	0.12	7.5	650°	1200°	High temperature aerospace and defense systems	OEM
Cryogel x201	5.0 10.0	0.20 0.40	15.0	0.104	0.13	8.0	200°	390°	Sub-ambient including refrigerated appliances, cold storage and aerospace	OEM

R-Values by Material

Insulation is a material or combination of materials that slows the transfer of heat from one side of the insulation material to the other. The lower a material’s thermal conductivity, the more slowly heat is transferred across it. R-values are a commonly used measure of an insulating material’s resistance to heat transfer. R-value is calculated as the thickness of an insulation material divided by the thermal conductivity of the insulation material. Materials with higher R-values have lower thermal conductivity and are better insulators. Traditional and specialty insulation materials provide a range of R-values. The following table provides the R-value per meter of thickness of aerogels and traditional insulation materials:

		R-Value
		per meter of thickness
Material	Form	From	To

Aerogel	Blankets, Beads	66	100
Cellulose	Loose Fill	22	26
Expanded Clay	Loose Fill	4	4
Expanded Polystyrene (EPS)	Boardstock	26	31
Extruded Polystyrene (XPS)	Boardstock	35	40
Fiberglass	Blankets	22	28
Fiberglass	Loose Fill	20	20
Fiberglass	Pipe Covering	25	25
Foamed Glass	Boardstock	21	21
Mineral Wool	Blankets	22	26
Mineral Wool	Loose Fill	17	17
Mineral Wool	Pipe Covering	19	26
Perlite	Pipe Covering	17	17
Perlite	Loose Fill	17	21

		R-Value
		per meter of thickness
Material	Form	From	To

Perlite	Board	17	19
Polyurethane	Spray On	44	44
Polyurethane	Rigid board	44	44
Polyisocyanurate	Rigid board	45	50
Vermiculite	Loose Fill	17	26

Qualification for Use

Our products have undergone rigorous testing and are now qualified for global usage in both routine maintenance and in capital projects at some of the world’s largest oil producers, refiners and petrochemical companies as ranked by a weighted measure of sales, profits, assets and market value. These end-users of our products have well defined practices, codes, specification and standards for materials and systems installed or used in their facilities. These specifications include insulation system design standards, material qualification and selection processes, and insulation application practices. As part of the material qualification process run by these companies, a new insulation must meet general industry standards, such as consensus standards developed by ASTM International, and, in some cases, company-specific internal standards to be considered for use. In addition, most of these companies require one or more field trials to establish fitness for use in specific applications. The companies either run these qualification processes and field trials internally or through third parties engaged by them, and they generally do not publicly disclose the results of their testing. While the specific processes and timelines vary from company to company, in general, upon successful completion of the qualification process for an insulation material, an end-user will typically deem the material to be qualified for use in that end-users’ facilities or equipment on a local, regional or global basis for one or more applications. Because our end-use customers are typically businesses with very large industrial operations, our insulation sales likely represent only a small portion of the total insulation used by any one of these companies. Accordingly, once our products are qualified at a company, we continue to seek to expand use of our products by the end-use customer.

Sales and Marketing

We market and sell our products primarily through a direct sales force. Our salespeople are based in North America, Europe and Asia and travel extensively to market and sell to new and existing customers. The efforts of our sales force are supported by a small number of sales consultants with extensive knowledge of a particular market or region. Our sales force is required to establish and maintain customer and partner relationships, to deliver highly technical information and to provide first class customer service. We have plans to expand our sales force globally to support anticipated growth in customers and demand for our products.

Our sales force calls on and maintains relationships with all participants in the insulation industry supply chain. Our salespeople have established and manage a network of insulation distributors to ensure rapid delivery of our products in critical regions. Our salespeople work to educate insulation contractors about the technical and operating cost advantages of aerogel blankets. Our sales force works with end-users to promote qualification and acceptance of our products. In addition, our salespeople work with OEMs and development partners to create new products and solutions to open new markets.

In the industrial market, we rely heavily on the existing and well-established channel of distributors and contractors to distribute products to our customers. In the building and construction market, we believe that our relationships with leading building materials manufacturers with established distribution networks are a critical requirement to our penetration of the market on a cost effective basis. In the transportation, appliance and apparel markets, our current plan is to rely on the efforts of OEMs to develop opportunities within and provide access to the markets.

The sales cycle for a new insulation material is typically lengthy. Our sales cycle from initial customer trials to widespread use can take from three to five years, although we typically realize increasing revenue at each stage in the cycle. Our relationships with technically sophisticated customers serve to validate our technology, products and value proposition within a target market. These relationships have proven to shorten the sales cycle with other customers within specific market segments and to facilitate market penetration.

We have focused our marketing efforts on developing technical support materials, installation guides, case studies and general awareness of the superior performance of our aerogel blankets. We rely on our website, printed technical materials, participation in industry conferences and tradeshows and presentation of technical papers to communicate our message to potential customers. We also receive strong word-of-mouth support from the growing network of distributors, contractors, OEMs and end-users that understand the benefits of our products.

As of June 30, 2011, we had 17 employees in our sales and marketing organization worldwide. Their efforts were supported by a team of eight sales consultants.

Customers, Development Relationships and End-Users

Customers

As described below, our primary customers are distributors, contractors and OEMs that stock, install and fabricate insulation products, components and systems for technically sophisticated end-users that require high-performance insulation.

•	Distributors: We are currently operating under agreements with a network of over 40 insulation distributors serving industrial and building and construction markets across the globe. The agreements generally provide for exclusivity by geography linked to annual purchase volume minimums. In general, insulation distributors stock, sell and distribute aerogel materials to insulation contractors and end-users. Outside of North America, insulation distributors often will also proactively market and promote aerogel materials across all markets. During 2010, our top distributors by revenue were Thorpe Products, Distribution International, Insulation Fabricators and General Insulation in the United States, Aerogel Korea Co, Ltd. in Asia, Aktarus Group and Sheffield Insulations in Europe, Isolenge Isolantes in South America and Burnaby Insulation in Canada.

•	Contractors: We currently sell directly to a number of insulation contractors under multi-year agreements and under project specific contracts. Insulation contractors generally perform insulation installation, inspection and maintenance and project management for end-users. In addition, some insulation contractors provide end-users with project engineering and design services. Several of our agreements with contractors provide for exclusivity by market sector or geography linked to annual purchase volume minimums. During 2010, our top contractor customers by revenue included Technip and Saint-Gobain Wanner.

•	OEMs: We currently sell directly to more than ten OEMs that design, fabricate and manufacture insulation components and systems for use in the industrial, building and construction, transportation, appliance and apparel markets. During 2010, our top OEM customers by revenue were Enershield, A. Proctor Group and Shenzhen Naneng Technology Co., Ltd. Enershield manufactures and sells pre-insulated pipes for use in the Canadian oil sands, A. Proctor Group fabricates and sells aerogel insulated wall board in the U.K. market, and Shenzhen Naneng Technology Co., Ltd. supplies insulation systems for use in China’s national high speed railway.

Technip represented 14.3% of our total revenue for 2010 and was our only customer representing 10% or more of our revenue for that period.

Development Relationships

We have worked with companies that we believe are some of the most technically sophisticated companies in our target markets. These relationships have allowed us to seek to optimize our products to meet the particular demands of targeted market sectors. In the industrial market, we have benefited from our relationship with ExxonMobil in the oil refinery and petrochemical sector, with Technip in the offshore oil sector and with NextEra Energy in the power generation sector, each of which was the earliest significant adopter of our products in their respective market sector. Each of these relationships, while primarily informal, has provided us with technical feedback as these companies tested and used our products. Consequently, we believe that we were better able to design our products to meet the specific needs of important sectors within the industrial market. In addition each of these three companies has served as a reference account for us as we seek to expand our sales to other companies in these sectors and in other parts of the industrial market.

In the building and construction market, we have a joint development agreement with BASF Construction Chemicals to develop products to meet increasingly stringent building standards requiring improved thermal performance of retrofit and new-build wall systems. We are also engaged in development relationships in Europe and North America with other leading building materials manufacturers to target a variety of applications within the broader building and construction market. These development relationships are typically covered by non-disclosure agreements, but not by other formal agreements. We have held meetings with each of these companies to explore opportunities for product and application development in the building and construction market, have shared technical and market information, have delivered samples of our aerogel blankets for evaluation of the fitness of our products for use in new products and applications. The objective of these business development efforts is to secure commercial agreements that promote the sale of our aerogel products. We also rely on a small number of OEM partners to develop opportunities in the transportation, appliance and apparel markets.

As described below, the end-users of our aerogel blankets range from individual homeowners to some of the largest and most well capitalized companies in the world:

End-Users

Industrial

•	Oil Refinery and Petrochemical: Our aerogel blankets are in use at ExxonMobil, Hu-Chems Company, SK Energy, Petrobras, Honam Petrochemical, Shell, LyondellBasell, Enagas, Citgo, PetroLogistics and Tupras, among others. We believe these companies are the largest purchasers of our products by revenue during 2010 in the oil refinery and petrochemical sector. Over time, these companies have used our products in an increasing range of applications and throughout an increasing number of their industrial facilities.

•	LNG Production and Storage: Our products are in use in LNG facilities including Gate Import Terminal in the Netherlands, Canaport LNG in Canada and Golden Pass LNG in the United States, among others. These facilities are owned and operated by Qatar Petroleum, ExxonMobil, ConocoPhillips, Repsol, Irving Oil, Gasunie and Vopak. We believe that the size and geographic locations of the these facilities and the owner/operators of these facilities are representative of our end-use customers in the LNG production and storage sector.

•	Oil Production: Our aerogel blankets are in use in several Canadian oil sands facilities owned and operated by Suncor Energy, Devon Energy, Esso, Nexen and Trans Canada Power. We are not aware of any other significant end-users of our aerogel blankets in oil sands facilities. In the offshore oil sector, our products are currently used off the coast of Brazil, in the Gulf of Mexico, in the North Sea and off the west coast of Africa in projects operated by ExxonMobil, Total, BP, Statoil, Dong Energy, Maersk Oil, Anadarko Petroleum, ENI Petroleum, Helix, Marathon Oil and Petrobras. We are not aware of any other significant end-users of our aerogel blankets in offshore oil projects.

•	Power Generation: We are targeting operators of gas, coal, nuclear, hydro and solar power generating facilities. We are working with NextEra Energy to optimize our product and approach to the power generation sectors. Our products are currently in use at facilities owned or operated by NextEra Energy, American Electric Power, NRG Energy, Luminant Energy, Nova Scotia Power and Xcel Energy. We are not aware of any other significant end-users of our aerogel blankets in power generation facilities.

•	Other Industrial: Our network of distributors and contractors provides access to additional sectors within the industrial market. Our aerogel blankets are in use in district heating systems owned by Brown University, Massachusetts Institute of Technology, University of Minnesota, The City of Baltimore and the Intercontinental Hotel, Miami. Our products are in use in food processing plants owned by Archer Daniels Midland, Cargill and Pepperidge Farm. We also have products in use at a paper mill owned by Tullis Russell Group. We are not aware of any other significant end-users of our aerogel blankets in this sector.

Building and Construction

•	Building and Construction: We are targeting leading building products manufacturers with established distribution channels to facilitate penetration of the building and construction market. We have partnered with BASF Construction Chemicals to jointly develop technologically advanced solutions for improved energy efficiency, particularly for the building envelope. In addition, our products have been sold and installed in several hundred residential and commercial new-build and retrofit building projects through the efforts of our network of distributors and OEMs and by means of U.S. federal, state and local sponsored projects. We have products in use today in properties owned or supported by agencies of U.S. federal, state and local governments, private and public schools and universities, hospitals, housing associations, businesses and individuals.

OEM

•	Other Markets: We rely on the efforts of a small network of OEMs and fabrication houses to target opportunities in the transportation, apparel and appliance markets. Our OEMs are manufacturers of components and systems for refrigerated and hot appliances, cold storage equipment, automobiles, aircraft, trains and electronic sectors and manufacturers of outdoor gear and apparel. While our products have not yet been widely adopted in these markets, we expect that the end-users of our products in these markets will include a wide range of government agencies, institutions, businesses and individuals. We currently have products in use in China’s national high-speed railway, commercial ovens, transport ships, helicopters, motorcycles, hunting and hiking boots, sleeping pads and insulated water bottles.

Customer Case Studies

The following case studies illustrate how our customers and end-users benefit from our industry leading thermal performance and unique set of performance attributes:

•	Petrobras, a global integrated energy company, needed to replace deteriorating calcium silicate thermal insulation on its REGAP NAPHTHA hydrodesulfurization and treatment unit. Prior to the replacement, the unit was insulated with a combination of calcium silicate for thermal protection and a cementitious surface application for fire protection. However, continued water ingress had deteriorated the calcium silicate over five years of operation. Petrobras chose to replace this insulation with Pyrogel XTF for the project, which offers improved thermal performance and reduced thickness, UL 1709 compliant passive fire protection, hydrophobic properties that prevent water ingress, and rapid installation. As a result of the choice to use Pyrogel XTF, the refurbishment was accomplished with a single insulation product with reduced installation time, which helped reduce disruption at the facility.

•	Brown University, a private, Ivy League university in the Northeast, wanted to replace existing fiberglass insulation damaged by moisture that surrounded high-pressure hot water and chilled water lines running throughout its campus. Due to tight spaces and limited access in the underground tunnels where the pipes are housed, the contractor specified Cryogel Z for chilled water lines and Pyrogel XT for hot water lines. The aerogel blankets met thermal performance and corrosion prevention requirements and offered easier installation than bulkier insulation on pipes of all sizes. Additionally, the aerogel blankets reduced insulation volume in comparison to alternative insulation material considered for the project, which improved clearances in the tunnel pipe racks. The contractor has informed us that the aerogel blankets reduced total project costs by 16% in comparison to incumbent materials.

•	NextEra Energy, a leading U.S.-based power company, has installed Pyrogel XT at four existing fossil fuel-fired power plants, for distinct applications. NextEra Energy determined that Pyrogel XT’s thermal efficiency was superior to competing insulations and its hydrophobicity and vapor permeability would help to prevent corrosion under insulation. Due to Pyrogel XT’s flexible form factor, NextEra Energy achieved accelerated installation times that it determined would result in net cost savings over time versus traditional materials. In May 2011, NextEra Energy placed an order for Pyrogel XT material, for use at a new 250 megawatt solar thermal power plant to be located in Riverside County, California, with product delivery planned for 2012 and 2013.

•	Brock Services Ltd., a leading insulation contractor in the United States, was hired to replace perlite insulation and associated jacketing on an overhead accumulator drum at a U.S.-based manufacturing facility. Upon removal of the existing insulation, Brock uncovered heavy corrosion of the drum and recommended Pyrogel XT as the preferred alternative due to its hydrophobicity and vapor permeability. Brock informed us that it was impressed by the 75% reduction in material, reduced weight and ease of installation associated with the aerogel blankets. Brock also informed us that Pyrogel XT was more durable and reduced waste and breakage on the job site. Brock estimated that use of the aerogel material reduced total installed costs by 12% in comparison to the traditional material.

•	Framingham Housing Authority, in cooperation with the Massachusetts Department of Housing & Community Development, renovated and re-insulated a 110-unit low income housing development in Framingham, Massachusetts. The renovation was a semi-gut rehabilitation that consisted of retrofitting the insulation to the existing building walls and adding insulation to the crawl spaces. Insulating the existing building walls with traditional insulation materials was problematic due to the limited space under a new cement plank siding. Spaceloft’s combination of high thermal performance and compact design allowed our insulation materials to be successfully installed in all 110 housing units.

Manufacturing

We manufacture our products using our proprietary, high-volume process technology at our facility located in East Providence, Rhode Island. We have operated the East Providence facility continuously since mid-2008. Our manufacturing process is proven and has been replicated to help meet increasing demand.

Our manufacturing group is led by a seasoned team with management experience at global industrial and specialty chemical companies. Our manufacturing workforce is experienced and, to date, we have experienced low employee turnover. We have well-defined maintenance and environmental, health and safety programs and operating processes in place. We utilize statistical process and quality controls to measure the thermal conductivity, hydrophobicity and thickness of our aerogel blankets during the manufacturing process. We are ISO 9000:2000 certified.

We price our product and measure our product shipments in square feet. Annual capacity is a function of product mix. Our original line in East Providence has operated continuously since mid-2008. Through June 30, 2011, we have produced and sold in excess of 44 million square feet of aerogel blankets. With the recent addition of our second production line, we estimate that our annual manufacturing capacity will range between 40 to 44 million square feet of aerogel blankets by the end of 2011, depending principally upon the mix of products produced.

We directly control all stages in the manufacture of our aerogel blankets. Our direct ownership of manufacturing operations allows us to maintain control of proprietary process technologies and to control product quality. Our production of aerogel blankets utilizes a continuous batch process and consists of the following key steps:

•	Sol Preparation. Mixing of a silica precursor in ethanol, a catalyst and additives in set formulas to deliver the target properties of the resultant aerogel.

•	Casting. Application of the sol into a non-woven batting and initial formation of the gel structure.

•	Aging. Bathing of the gel-saturated blankets in fluids to impart desired physical and thermal properties.

•	Extraction. Supercritcal extraction of the ethanol liquid from the gel-saturated blanket to produce an aerogel blanket.

•	Heat Treatment. Drying to remove trace ethanol, ammonia salts and water from the aerogel blankets.

•	Quality Control. Utilizing statistical process and quality controls to measure thermal conductivity, hydrophobicity and thickness of our aerogel blankets.

Our raw material costs were the equivalent of 89.7%, 56.9% and 52.9% of product revenue for the years ended December 31, 2008, 2009 and 2010, respectively. The raw materials used in the production of our products consist primarily of polyester and fiberglass battings, amorphous silica and ethanol, which is used in the delivery of the amorphous silica. Multiple sources of supply exist for all of our raw materials, and we believe the markets for these products are competitive and prices are relatively stable. We purchase amorphous silica from several suppliers, mostly pursuant to individual purchase orders and not pursuant to long-term contracts. While we do have a supply agreement with Silbond Corporation, Silbond provides less than a third of our amorphous silica needs. Based on the current level of demand for our products, we believe that an adequate long-term supply of amorphous silica is available. However, if demand for our products increases rapidly, we will need to work with suppliers to ensure that an adequate long-term supply of amorphous silica will be available. Suppliers of amorphous silica include industrial companies that produce it directly or that produce it as a byproduct of other industrial processes. We are working with a number of suppliers to plan for our potential future needs and to develop processes to reduce the long-term cost of the amorphous silica used in our products. See “Risk Factors — Risks Related to Our Business and Strategy — Shortages of the raw materials used in the production of our products, increases in the cost of such materials or disruptions in our supply chain could adversely impact our financial condition and operating results.”

We are seeking to lower our manufacturing costs and to improve the per square foot costs of our aerogel blankets by optimizing our chemistries and manufacturing processes to improve yields, by obtaining raw material price reductions from existing vendors, by qualifying new vendors for certain raw materials, and by optimizing shipping costs. Our objective is both to reduce costs to enhance our competitive advantage and to ensure we deliver high quality finished products.

We plan to expand our aerogel blanket production capacity by adding a third production line to our East Providence facility and to establish a second facility in the United States or Europe. We intend to utilize current processes and equipment in the design and construction of our third production line and our second facility. We are currently engaged in a process to identify optimal sites for our second facility. Considerations will include proximity to raw material suppliers, proximity to customers, labor and construction costs and the availability of governmental incentives. We expect that upon completion of a third production line, our annual manufacturing capacity will increase by between 20 and 26 million square feet of aerogel blankets.

Research and Development

The mission of our research and development organization is to provide new innovation and products in support of our commercial objectives. Our research and development expenditures were $2.1 million, $2.5 million and $3.0 million for the years ended December 31, 2008, 2009 and 2010, respectively. In addition, we spent $1.2 million, $1.8 million and $2.1 million for the years ended December 31, 2008, 2009 and 2010, respectively, on research and development activities sponsored by federal and non-federal government agencies. Our scientists and engineers work closely with customers to study and assess insulation application requirements and guide advancements in aerogel materials and manufacturing. The scope and focus of our research and development activities include:

•	Research: Our research scientists and process engineers explore the chemistry and process technologies of aerogel materials to enhance product performance in response to needs for high temperature thermal stability, high compression strength, low density, low thermal conductivity at low, ambient and high temperatures, high resilience and flexibility and resistance to environmental elements. Our research scientists are investigating aerogel compositions beyond the fiber reinforced silicate aerogel materials which are the backbone of current products. Carbon, ceramic, rubber and hybrid aerogels are all topics of study. A range of form factors are under exploration, including flexible sheets, monoliths, beads and powders.

•	Development: Our development team responds to customer needs for new and broader performance aerogel products. Our efforts to enhance the aerogel product line currently include new grades of flexible aerogel with higher temperature performance, compression resistance, flame and smoke resistance and improved low infrared signature properties.

•	Analytical Services: We have invested in testing and characterization equipment for chemical, mechanical and thermal property measurements. The instrumentation allows in-house measurement of all key properties related to formulation and performance of aerogel products. The analytical laboratory is managed on a service basis with testing prioritized against commercial opportunities.

•	Process Engineering: We maintain a range of pilot equipment that allows rapid examination of formulation and process variables at the research scale. This capability allows the study and continuous improvement of operating processes and provides the ability to produce a range of novel product forms.

•	Program Management: We have a demonstrated record of success in winning and delivering upon government research programs. Research and development performed under contract to NASA, NSF, DARPA, U.S. Army, U.S. Navy, U.S. Air Force and the Department of Energy enables us to develop and leverage technologies into broader commercial applications.

•	Business Development and Technology Transition: We work closely with customers in government and industry to develop potential aerogel solutions that leverage a wide range of attributes of aerogels. We have a long history and demonstrated capability of successfully transitioning technologies from the lab scale into full production.

We believe that we are well positioned to leverage a decade’s worth of research and development activity to continue to commercialize new products, applications and advanced manufacturing technologies. We have already obtained patents for a number of these technologies in the United States and abroad. We also maintain a significant portfolio of trade secrets and know-how in areas of gel compositions, aerogel manufacturing and process scalability. As of June 30, 2011, we had 28 research and development employees located at our headquarters in Northborough, Massachusetts.

Contract Research and Government Support

We have a demonstrated record of pursuing and securing government support for our business:

•	Contract Research. We regularly seek funding from a number of federal and non-federal government agencies in support our research and development and manufacturing activities. Research performed under contract to NASA, National Science Foundation, Defense Advanced Research Projects Agency, U.S. Army, U.S. Navy, U.S. Air Force and the Department of Energy allows us to develop and leverage technologies into broader commercial applications. We also work closely with customers in government and industry to develop potential aerogel solutions that leverage not only the thermal insulation performance but other benefits of aerogels as well.

Under our contracts, the U.S. government generally has the right not to exercise options to extend or expand our contracts and may modify, curtail or terminate the contracts at its convenience. Our government customers may not renew our existing contracts after the conclusion of their terms and we may not be able to enter into new contracts with U.S. government agencies. Any decision by the U.S. government not to exercise contract options or to modify, curtail or terminate our contracts or not to renew our contracts or enter into new contracts with us would adversely affect our revenues.

We have received $35.0 million in funding under contracts since inception and had a contract research backlog of $4.0 million and $5.3 million as of June 30, 2011 and June 30, 2010, respectively.

•	Title III. Title III of the Defense Production Act was established to create, expand and maintain domestic capacity to produce materials needed for national defense. Title III has accelerated technology adoption by establishing competitive and reliable U.S. sources for key materials. We have received $16.8 million in awards under Title III to build our first production line in East Providence, Rhode Island, to expand effective production capacity, and to reduce manufacturing costs of high temperature aerogel blankets.

•	Department of Energy Loan Guarantee: We have applied to the Department of Energy for a loan guarantee of up to $70.7 million under Section 1703 of Title XVII of the Energy Policy Act of 2005 to fund a portion of our construction costs of our second and third production lines in East Providence, Rhode Island and associated infrastructure. The Department of Energy is currently performing a detailed Phase II due diligence review of our business and financial condition to determine whether the capacity expansion project meets program, statutory and regulatory requirements. Our continued expansion of our East Providence facility is not dependent upon obtaining this guarantee. If awarded, we will assess the opportunity to obtain a loan guaranteed under this program.

•	MassDevelopment: In January 2005, we executed a term loan with the Massachusetts Development Finance Agency for $1.5 million. The proceeds were used to build research and development lab space at our Northborough facility. The Massachusetts Development Finance Agency is a finance and development authority established to strengthen the Massachusetts economy.

•	Rhode Island: Our East Providence facility is located in a Rhode Island Enterprise Zone. We are eligible for tax credits, credit guarantees and job training grants.

Intellectual Property

Our success depends in part upon our ability to obtain, maintain and protect intellectual property rights that cover our product forms, applications and/or manufacturing processes and specifications and the technology or know-how that enables these product forms, applications, processes and specifications, to avoid and defend against claims that we infringe the intellectual property rights of others, and to prevent the unauthorized use of our intellectual property. Since aerogels were developed approximately 80 years ago, there has been a wide range of research, development and publication on aerogels, which makes it difficult to establish intellectual property rights to many key elements of aerogel technology and to obtain patent protection. Accordingly, much of the critical technology that we use in our manufacture of aerogel blankets is not protected by patents. Where we consider it appropriate, our policy is to seek to protect our proprietary rights by filing United States and foreign patent applications related to technology, inventions and improvements that we consider patentable and important to the development and conduct of our business and, in particular, our aerogel technology, product forms and their applications in promising markets and our manufacturing processes. Patents owned by us that we consider important to our business include:

•	U.S. Patent Nos. 7,078,359 and 7,504,346, as well as related foreign counterparts which are directed to fiber-reinforced aerogel composites and expire on December 21, 2021;

•	U.S. Patent Nos. 7,399,439, 6,989,123 and 7,780,890, as well as related foreign counterparts, all of which are directed to methods of manufacturing fiber-reinforced aerogel composites and expire on June 23, 2024;

•	U.S. Patent No. 7,833,916, which is directed to aerogel-based building materials and expires on July 18, 2025;

•	U.S. Patent No. 7,226,243, which is directed to sub-sea pipeline systems incorporating our Spaceloft® products and expires on May 5, 2024; and

•	U.S. Patent No. 7,691,912, which is directed to organic/inorganic hybrid aerogel composites and expires on October 10, 2027.

We also rely on trade secrets, trademarks, licensing agreements, confidentiality and nondisclosure agreements and continuing technological innovation to safeguard our intellectual property rights and develop and maintain our competitive advantage.

As of June 30, 2011, we had 17 issued U.S. patents, 20 pending U.S. patent applications (including one U.S. patent that we co-own with a third party and one U.S. pending patent application that we co-own with another third party), 13 issued foreign patents and 34 pending foreign patent applications (including one European patent and a family of pending patent applications that we co-own with a third party). The U.S. patents that we own are generally effective for 20 years from the filing date of the earliest application to which each U.S. patent claims priority. The scope and duration of each of our foreign patents varies in accordance with local law. The patent strategy of companies such as ours is generally uncertain and involves complex legal and factual questions. Our ability to maintain and solidify both our proprietary and our licensed technology will depend in part upon our success in obtaining patent rights and enforcing those rights once granted or licensed. We do not know whether any of our patent applications or those patent applications that we license from others will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to prevent competitors from marketing similar or related products, or shorten the term of patent protection that we may have for our products, processes and enabling technologies. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate technology developed by us or may possess intellectual property rights that could limit our ability to manufacture our products and operate our business, particularly given the long history of the development of aerogel technology. Because of the extensive time required for research, development and testing of a potential product, it is possible that, before a product under development can be commercialized, any related patent, whether owned by us or licensed to us, may expire or remain in force for only a short period of time following commercialization, thereby substantially reducing or eliminating any advantage of the patent.

We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets can be difficult to protect. We may not be able to maintain our technology or know-how as trade secrets, and competitors may develop or acquire equally valuable or more valuable technology or know-how related to the manufacture of comparable aerogel products. We also seek to protect our confidential and proprietary information, in part, by requiring all employees and consultants to execute confidentiality and/or nondisclosure agreements upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential and proprietary information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements may be breached and may not provide adequate remedies in the event of breach. We also require our customers and vendors to execute confidentiality and/or nondisclosure agreements. However, we have not obtained such agreements from all of our customers and vendors. Moreover, some of our customers may be subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. In addition, our trade secrets may otherwise become known or be independently discovered by competitors, customers or vendors. To the extent that our employees, consultants, vendors or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting technologies, know-how or inventions.

We also believe that having distinctive names may be an important factor in marketing our products, and therefore we use trademarks to brand some of our products, including PYROGEL, CRYOGEL and SPACELOFT. As of June 30, 2011, we had five trademark registrations in the United States, four trademark registrations in the European Union and three trademark registrations in Japan. We have 29 trademark applications pending in foreign jurisdictions, including China and Brazil. Although we have a foreign trademark registration program for selected marks, we may not be able to register or use such marks in each foreign country in which we seek registration.

We also regularly seek funding from a number of federal and non-federal government agencies in support of our research and development and manufacturing activities. The research and development activities that we conduct under such contracts may produce intellectual property to which we may not have ownership or exclusive rights and will be unable to protect or monetize.

Cross License Agreement with Cabot Corporation

In April 2006, we entered into a cross license agreement with Cabot Corporation, or Cabot, which was amended in September 2007. Under the terms of the cross license agreement, each party has granted certain intellectual property rights to the other. We hold a non-exclusive, worldwide license to those patents and patent applications owned or licensed by Cabot that are necessary for us to practice our manufacturing process within a field of use, which is defined in accordance with the specific chemistry of our aerogel products and the supercritical fluid technology that we use in our manufacturing processes. We have granted to Cabot a reciprocal, nonexclusive, worldwide license to certain patents and patent applications that we own that are necessary for Cabot to practice its processes within a field of use defined in accordance with the specific chemistry in its aerogel products and the drying technology that it uses to manufacture its products. The grant of license to each party covers issued patents, patent applications and patents issued from such counterpart applications, as well as patents licensed or acquired during the term of the license, in each case that claim aerogels, or methods, materials of manufacture, or uses of aerogels.

In exchange for access to certain of Cabot’s patents and patent applications, we are obligated to make an aggregate payment to Cabot of $38 million payable in quarterly installments over a seven-year period ending no later than December 2013. As of June 30, 2011, $15.0 million remains due to Cabot under the cross license agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations and Commitments — Cross License Agreement.” Upon payment to Cabot of the full consideration due under the cross license agreement, we will retain a non-exclusive, worldwide license to any and all existing Cabot intellectual property licensed under the agreement until the expiration of the last-to-expire of Cabot’s licensed patents.

Under the terms of the cross license agreement, we are restricted in our ability to sell, transfer, pledge or mortgage our patents, patent applications or acquired patents that we license to Cabot. We also bear full responsibility and liability for any loss, damage, personal injury or death resulting from, arising out of or connected with our use of the licensed Cabot intellectual property or our use or any third party’s use of any products manufactured under the licensed Cabot intellectual property. The right to assert infringement of one or more patents licensed under the cross license agreement resides solely with the patent owner and, thus, Cabot has the exclusive right, but not the obligation, to enforce its rights in the intellectual property licensed to us under the agreement at its own expense, and any decision as to whether or not to do so must be accepted as final by us. The cross license agreement remains in effect until the expiration of the last to expire of the issued patents or patent applications and acquired patents licensed thereunder.

Competition

We operate in a highly competitive environment. In general, competition in our markets is between various types of insulation materials based on product quality, price and performance. Customers may choose among a variety of standard insulation materials that offer a range of characteristics including thermal performance, durability, vapor permeability, moisture resistance, ease of installation and upfront and lifecycle costs. Within each type of insulation material, there is also competition between the manufacturers of that material. Most types of insulation materials are produced by a number of different manufactures and once customers have chosen the type of insulation material that they intend to use, they will choose a manufacturer of that material based primarily on each manufacturer’s price and delivery schedule. Insulation manufacturers include a range of large, high-volume, multinational manufacturers offering branded products and strong technical support services to small, low-volume, local manufacturers offering low prices and limited customer support.

We believe the primary competitive factors in our market are:

•	product performance and fitness for purpose;

•	product price, installed cost and lifecycle cost;

•	product availability; and

•	proximity to customer and logistics.

Our products are priced at a premium to traditional insulation materials. While our competitors offer many incumbent insulation products that are priced below our products, we believe our products have superior performance attributes and may sometimes have the lowest cost on a fully-installed basis or offer life-cycle cost savings.

According to The Freedonia Group, industry leading manufacturers for each of the principal insulation materials include:

•	Foamed Plastics. Armacell, BASF, Bayer, CRH, Dow Chemical, Huntsman, Johns Manville, Kingspan, Knauf Gips, Owens Corning, Recticel and Saint-Gobain.

•	Fiberglass. Johns Manville, Knauf Gips, Owens Corning, Saint-Gobain and Uralita.

•	Mineral Wool. Rockwool, Beijing New Building Materials, CSR, Johns Manville, KCC, Knauf Gips, Nichias, Paroc Group, Saint-Gobain and TechnoNICOL.

•	Aerogels. Aspen Aerogels and Cabot.

•	Other. Pittsburgh Corning for foam glass insulation; manufacturers of calcium silicate, perlite and vermiculite tend to be limited to medium- and small-sized, regional suppliers.

Within each of our target markets, we encounter these organizations and a significant number of other aggressive national, regional and local suppliers. Our competitors are both seeking to enhance traditional insulation materials and develop and introduce new and emerging insulation technologies. Competing technologies that outperform our insulation in one or more performance attributes could be developed and successfully introduced. We are also aware of certain companies that are developing products using aerogel technology similar to our technology and these or other companies could introduce aerogel products that compete directly with our products and outperform them in one or more performance attributes.

Within the estimated $32 billion annual global market for insulation materials, our market share in 2010 was less than one-tenth of one percent and we expect that in 2011 our market share will be approximately one-tenth of one percent. Many of our competitors have greater market presence, larger market share, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing and other resources than we have and may be better able to withstand volatility within the industry and throughout the economy as a whole while retaining greater operating and financial flexibility. If our competitors lower their prices, develop new products or if we are unable to compete effectively, our growth opportunities, share of the market, margins and profitability may decline.

In addition, our sales in the building and construction market in Europe are driven substantially by EU and EU member state policies and legislation that mandate high levels of energy efficiency in buildings. The European Union’s directive on the energy performance of buildings, Directive 2010/31/EU, or EPBD, significantly expands the scope of the original EU directive on building energy performance adopted in 2002, Directive 2002/91/EC, by requiring all new buildings as well as most major renovations to achieve minimum energy performance requirements. National legislation implementing the minimum energy performance requirements under the EPBD must be effective by July 2013. In addition, a number of EU member states provide various forms of incentives for consumers to improve the energy efficiency of their homes, including in certain EU member states tax credits, low-interest loans or grants. While we believe the policies established under the EPBD and by various EU member states offer a significant opportunity for our products in the European building and construction market, this opportunity is largely dependent on faithful implementation of the directive by EU member states. Many EU member states have been revising their national building requirements to comply with the original 2002 directive since its adoption and continue to do so in response to the EPBD, but levels of implementation and the specific national requirements have varied substantially from country to country. Full implementation of the EPBD by any or all of the EU member states may not occur.

Insulation Materials

The insulation materials that are currently most widely in use in the industrial, building and construction, transportation, appliance and apparel markets include:

•	Foamed Plastics. Foamed plastics are the most prevalent form of insulation material in the world and are used broadly in the appliance, transportation, industrial and building and construction markets. Foamed plastic insulation is made from inexpensive raw materials and is a cost-effective solution for many end-users. Foamed plastics provide some of the characteristics of solid insulation and are available in a wide variety of form factors. However, foamed plastics are generally not fire resistant.

•	Fiberglass. Fiberglass is used primarily in building and construction and transportation markets in North America. Fiberglass insulation is made of fine fibers of glass and is typically adhered with a chemical binder to a batt form. Fiberglass will not burn, but will melt under intensive heat. Fiberglass is inexpensive, easy to install, can be cut very easily and is primarily used to fill cavity spaces in building and construction applications.

•	Mineral Wool. Mineral wool is commonly used for insulation and fire protection in the building and construction market and in high temperature applications in the industrial market. The two different types of mineral wool are rock wool, which is produced from natural minerals, and slag wool, which is produced from iron ore blast furnace slag. Mineral wool is inexpensive, performs well at high temperatures, and meets fire safety standards in the building and construction market, primarily in Europe.

•	Specialty Materials. Other insulation materials are typically used in specialty applications. Generally, these insulations are either inexpensive, low performance materials or expensive, high-performance materials. Perlite and vermiculite are low performance materials used generally as lightweight, noncombustible insulation. Calcium silicate is a high-performance alternative that can be molded for retrofit industrial applications and can withstand high temperatures. Foamed glass is a high-performance, closed cell, lightweight material that is used in industrial applications where chemical absorption is an issue. Vacuum insulated panels are a relatively new product that provides excellent thermal performance.

Foamed plastics, fiberglass and mineral wool materials account for more than 96% of worldwide insulation demand. The remaining 4% of the market is comprised of specialty materials including aerogels, perlite, calcium silicate, foamed glass and vacuum insulated panels.

Seasonality

Historically, we have experienced a relatively higher level of revenue in the quarter ended December 31 of each year and a relatively lower level of revenue in the quarter ending March 31 of each year. As a result, comparing our operating results on a period-to-period basis may not be meaningful and historical results may not be indicative of future performance.

Employees

Our success depends, in part, on our employees employed at our facilities, particularly during peak production periods. As of June 30, 2011, we had 160 full-time employees and one part-time employee, with 28 in research and development, 99 in manufacturing operations and supply chain, 17 in sales and marketing and 17 in general and administrative functions. Of our employees, 157 are located in the United States and four are abroad. We consider our current relationship with our employees to be good. None of our employees are represented by labor unions or have collective bargaining agreements.

Legal Proceedings

In the ordinary course of our business we may be party to various legal proceedings, including but not limited to those brought by our current or former employees, customers, suppliers and competitors, the outcome of which cannot be predicted with certainty. We are not involved in any legal proceedings that are expected to have a material adverse effect on our business, results of operations or financial condition. To the knowledge of our management, no legal proceedings of a material nature involving us are pending or threatened by any individuals, entities or governmental authorities.

Facilities

Our corporate headquarters are located in Northborough, Massachusetts, where we occupy approximately 83,000 square feet under a lease expiring on December 31, 2013. We also own an approximately 143,000 square foot manufacturing facility in East Providence, Rhode Island. During 2011, we entered into leases for a 24,000 square foot facility and a 78,000 square foot facility both located in East Providence, Rhode Island, which leases expire on February 29, 2016 and August 31, 2016, respectively. We intend to build a third production line in our current manufacturing facility in East Providence and to construct a second manufacturing facility located in either the United States or Europe. We believe that our facilities are adequate to meet our current needs, although if additional space is needed in the future, we believe that such space will be available on commercially reasonable terms.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of August 15, 2011 are as follows:

Name	Age	Position

Executive Officers
Donald R. Young	54	President, Chief Executive Officer and Director
John F. Fairbanks	50	Chief Financial Officer, Vice President and Treasurer
George L. Gould, Ph.D.	48	Vice President, Research and Development
Christopher L. Marlette	43	Vice President, Engineering and Design
Kevin A. Schmidt	45	Vice President, Operations
Harry R. Walkoff	50	Vice President, Sales and Marketing
Non-Employee Directors
P. Ramsay Battin	41	Director(1)(2)
Robert M. Gervis	51	Director(3)
Craig A. Huff	47	Director(1)
Steven R. Mitchell	41	Director(1)(3)
Mark L. Noetzel	54	Chairman of the Board(1)(4)
William P. Noglows	53	Director(2)(4)
David J. Prend	54	Director(1)(2)
Richard F. Reilly	64	Director(3)(4)

(1)	See “Certain Relationships and Related Person Transactions — Agreements with Stockholders” for a discussion of arrangements among our stockholders pursuant to which this director was selected.

(2)	Member of compensation and leadership development committee.

(3)	Member of nominating and corporate governance committee.

(4)	Member of audit committee.

Donald R. Young has been our President, Chief Executive Officer and a member of our board of directors since November 2001. Prior to joining us, Mr. Young served as Chief Executive Officer of HighWired, a leading venture capital backed software and e-learning company. Prior to that, Mr. Young worked in the United States and abroad in a broad range of senior operating roles for Cabot Corporation, a leading global specialty chemical company. Prior to Cabot Corporation, Mr. Young worked in the investment business at Fidelity Management & Research. Mr. Young holds a BA from Harvard College and an MBA from Harvard Business School. We believe that Mr. Young possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which brings historic knowledge, operational expertise and continuity to our Board of Directors.

John F. Fairbanks has been our Vice President, Chief Financial Officer and Treasurer since October 2006. Prior to joining us, Mr. Fairbanks was a Senior Vice President of New England Business Service, Inc., or NEBS, and served as treasurer, chief financial officer and in several senior operating roles for NEBS during his tenure. Immediately prior to joining NEBS, Mr. Fairbanks was vice president and treasurer of M/A-Com, Inc. Mr. Fairbanks holds a BA in Economics from Middlebury College and an MBA in Finance from the Wharton School at University of Pennsylvania.

George L. Gould, Ph.D. has been with us since our inception in 2001 and has served as our Vice President, Research and Development since April 2011. Prior to this role, Dr. Gould served in a variety of positions with us, most recently as our Director, Research and Development from February 2009 to April 2011 and Director, Research from June 2005 to February 2009. Prior to joining us, Dr. Gould was employed by our predecessor, Aspen Systems. Prior to joining Aspen Systems, Dr. Gould was a chemistry professor at the University of Illinois at Chicago. Dr. Gould holds B.A. in

Chemistry from the College of Wooster, a Ph.D. in Inorganic Chemistry from Yale University and carried out his post-doctoral training at Brookhaven National Laboratory.

Christopher L. Marlette has been with us since July 2004 and has served as our Vice President, Engineering and Design since April 2011. From February 2007 to April 2011, Mr. Marlette served as our Director, Manufacturing and Engineering, and prior to that, from July 2004 to February 2007, he served as our Director, Plant Engineering and Maintenance. Mr. Marlette holds a B.S. in Mechanical Engineering from Ohio University.

Kevin A. Schmidt has been with us since June 2004 and has served as our Vice President, Operations since February 2007. From June 2004 to February 2007, Mr. Schmidt served as our Vice President, Manufacturing. Prior to joining us, Mr. Schmidt worked for the Dow Chemical Company as a plant and site leader on global business and operational teams. Mr. Schmidt holds a BS in Chemical Engineering from Pennsylvania State University.

Harry R. Walkoff has been our Vice President of Sales and Marketing since December 2006. Prior to joining us, Mr. Walkoff served as vice president of marketing for FOAMGLAS and Glass Block products with Pittsburgh Corning Corporation. Mr. Walkoff holds a BS in Geophysical Engineering from Colorado School of Mines.

P. Ramsay Battin has served on our board of directors since June 2008. Mr. Battin is a director with Arcapita Inc. and, prior to joining Arcapita in March 2006, was a partner with Southeastern Technology Fund, an early and growth stage venture capital firm. Mr. Battin has also served in the corporate finance departments at Lehman Brothers and Robinson-Humphrey in New York, London and Atlanta. Mr. Battin currently serves on the boards of directors of FrameMax, Prenova and Fidelis SeniorCare, and previously served as a member of the board of directors of Best Doctors, RTO Software, Seventh Wave and SPI Dynamics. Mr. Battin holds an AB in History from Princeton University and an MBA from Harvard Business School. We believe that Mr. Battin possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience building, investing in and growing technology companies and his experience with sophisticated transactions as an investment banker. In addition, because Mr. Battin has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Robert M. Gervis has served on our board of directors since January 2011. Mr. Gervis is Managing Member and President of Epilogue, LLC, a private advisory firm he founded in April 2009. Prior to founding Epilogue, LLC, Mr. Gervis served in various senior executive positions at Fidelity Investments from July 1994 to March 2009. Mr. Gervis’ management experience during his tenure with Fidelity Investments included serving as (i) Chief Executive Officer of an oil and natural gas exploration and production company from December 2002 to March 2006; (ii) Chief Operating Officer of a full-service real estate development and investment company that specialized in the acquisition, design, development and management of high-profile projects in both the United States and foreign markets from May 2002 to June 2003; and (iii) Managing Director of a private equity division that invested in a broad range of industries, including technology, biotechnology, real estate, oil and gas exploration and production and telecommunications from March 2002 to March 2006. Prior to joining Fidelity Investments, Mr. Gervis was a partner at the law firm of Weil, Gotshal & Manges. He currently also serves on the boards of directors of Georgia Gulf Corporation (NYSE: GGC), and Tronox Incorporated (OTC: TROX.PK). Mr. Gervis previously served as a director of Ballyrock Investment Advisors, Inc., a registered investment adviser that manages Fidelity Investments’ structured credit business. Mr. Gervis holds a BS in Industrial Engineering from Lehigh University and a JD from The George Washington University. Mr. Gervis also is a CFA charterholder. We believe that Mr. Gervis possesses specific attributes that qualify him to serve as a member of our board of directors and chair of our nominating and governance committee, including his extensive experience in finance, capital markets and investing, his management skills, as well as his experience with sophisticated transactions as a corporate attorney. In addition, because Mr. Gervis has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Craig A. Huff has served on our board of directors since September 2010, and prior to that served on our board of directors from February 2005 to August 2009. Mr. Huff is co-Chief Executive Officer and co-founder of Reservoir Capital Group, or Reservoir, a privately-held investment firm he formed in 1997. Prior to forming Reservoir, Mr. Huff was a Partner at Ziff Brothers Investments. Mr. Huff currently serves on the boards of directors of Contour Global Management, Inc.; Intrepid Aviation Group, LLC; Amerilife Group, LLC; and AB Resources Management, Inc. Mr. Huff is also President of the Board of Trustees of St. Bernard’s School and serves on the Board of Trustees of the Princeton Theological Seminary and on the Board of Advisors of the Center for Regenerative Medicine (Massachusetts General Hospital/Harvard Stem Cell Institute). Mr. Huff also served in the U.S. Navy as a nuclear engineer and nuclear submarine officer. Mr. Huff holds a BS in Engineering Physics from Abilene Christian University and received an MBA from Harvard Business School. We believe that Mr. Huff possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience building, investing in and growing technology companies and his executive experience as co-Chief Executive Officer of Reservoir, as well as his scientific background. In addition, because Mr. Huff has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Steven R. Mitchell has served on our board of directors since August 2009. Mr. Mitchell has served as the managing director of Argonaut Private Equity, LLC, or Argonaut, since November 2004. Prior to joining Argonaut, Mr. Mitchell was a principal in both Radical Incubation and 2929 Entertainment. He currently serves on the boards of directors of Global Client Solutions, LLC; Westec Intelligent Surveillance, LLC; Yulex Corporation; Solyndra, Inc.; Stepstone Group; Southwest United Industries, Inc.; Green Hills Software, Inc.; Newco Valves, LLC; S&R Compression, LLC; DMB Real Estate, LLC; Aimbridge Hospitality LP; Cordy’s Holding, BV; and Major Incorporated, LLC. From 1996 to 1999, Mr. Mitchell was a corporate attorney at Gibson, Dunn & Crutcher. Mr. Mitchell holds a BBA in Marketing from Baylor University and a JD from University of San Diego School of Law. We believe that Mr. Mitchell possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience building, investing in and growing several manufacturing, technology and product companies and his experience with sophisticated transactions as a corporate attorney. In addition, because Mr. Mitchell has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Mark L. Noetzel has served on our board of directors since December 2009. Mr. Noetzel has worked as a consultant to several high growth private companies since May 2009. From June 2007 to May 2009, Mr. Noetzel was president and chief executive officer of Cilion, Inc., a biofuels company. Prior to joining Cilion in 2007, he had served in several senior positions at BP plc, including Group Vice President, Global Retail, from 2003 until 2007, Group Vice President, B2B Fuels and New Markets, during 2001 and 2002 and Group Vice President, Chemicals, from 1997 until 2001. Prior to those senior management roles with BP plc, Mr. Noetzel served in other management and non-management roles with Amoco from 1981 until BP plc acquired Amoco Corporation in 1998. Mr. Noetzel is also chairman of the board of directors of Georgia Gulf Corporation (NYSE: GGC). Mr. Noetzel holds a BA in Political Science from Yale University and an MBA from the Wharton School at University of Pennsylvania. We believe that Mr. Noetzel possesses specific attributes that qualify him to serve as a member and chairman of our board of directors, including more than ten years experience in senior executive management roles with large, international businesses within the chemical and fuel industries and his experience as chairman of the board of an existing public company.

William P. Noglows has served on our board of directors since January 2011. Mr. Noglows has served as Chairman, President and Chief Executive Officer of Cabot Microelectronics Corporation

(NASDAQ: CCMP), a worldwide supplier of consumable products used in the semiconductor manufacturing process, since November 2003. Mr. Noglows was a primary founder of Cabot Microelectronics, which has been a publicly-traded entity since 2000. From 1983 to 2003, Mr. Noglows was an Executive Vice President and General Manager at Cabot Corporation, where he served in a number of roles including Research and Development, Operations and Global Business Leadership. Mr. Noglows is also a director of Littelfuse, Inc. (NASDAQ: LFUS), a leading supplier of circuit protection products for the electronics industry. Mr. Noglows holds a BS in Chemical Engineering from the Georgia Institute of Technology. We believe that Mr. Noglows possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as chief executive officer of a leading public company and his expertise in developing technology. In addition, because Mr. Noglows has served on boards of directors of two other public companies, we believe he has significant experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

David J. Prend has served on our board of directors since May 2001. Mr. Prend is the co-founder of RockPort Capital Partners and has served as a managing general partner since 1998. Mr. Prend began his career in the energy industry as an engineer at Bechtel Corporation where he worked in the area of advanced energy technologies. From 1984 until 1987, he worked at Amoco Corporation in the Treasurer’s Department, and in the chemical and upstream oil and gas subsidiaries of Amoco. He later joined Shearson Lehman Hutton Inc. in their Natural Resources Investment Banking Group where he advised companies in the energy, mining and forest products industries. In 1990, he joined Salomon Brothers where he was promoted to Managing Director and headed the Global Energy Investment Banking Group. He currently serves on the boards of directors of Achates Power, Inc., Aspen Products Group, Inc., Hycrete Technologies, Inc., InVisage Technologies, Inc., SatCon Technology Corporation (NASDAQ: SATC), Solyndra, Inc. and SustainX, Inc. He is also a member of the National Advisory Council to the National Renewable Energy Laboratory, or NREL, and is the chairman of the Solar Technology Review Panel for NREL. Mr. Prend holds a BS in Civil Engineering from University of California at Berkeley and an MBA from Harvard Business School. We believe that Mr. Prend possesses specific attributes that qualify him to serve as a member of our board of directors and chair of our compensation and leadership development committee, including his experience in the renewable energy sector and venture capital industries. In addition, because Mr. Prend has served on many boards of directors, we believe he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Richard F. Reilly has served on our board of directors since July 2010. For 31 years prior to his retirement in 2009, Mr. Reilly specialized in audits of manufacturing, technology and distribution companies with KPMG LLP, with 28 years in the role of senior audit partner. Prior to his tenure with KPMG LLP Mr. Reilly worked in private industry, serving in various accounting management roles in technology and manufacturing companies. Mr. Reilly also served for ten years in the U.S. Army reserve as a combat engineer officer. Mr. Reilly currently serves as a member of the board of trustees and as chair of the audit committee of Perkins School for the Blind, a non-profit institution headquartered in Boston, Massachusetts. Mr. Reilly holds a BS in Business Administration from Northeastern University and is a Certified Public Accountant. We believe that Mr. Reilly possesses specific attributes that qualify him to serve as a member of our board of directors and to serve as chair of our audit committee, including a deep understanding of accounting principles and financial reporting rules and regulations, acquired over the course of his career at KPMG LLP and in private industry. In addition, we believe Mr. Reilly has significant experience overseeing, from an independent auditor’s perspective, the financial reporting processes of large public companies in a variety of industries with a global presence.

Composition of our Board of Directors

Our board of directors currently consists of nine members, eight of whom are non-employee directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

In accordance with our restated certificate of incorporation and restated by-laws, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders commencing with the meeting in 2012, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of the offering made hereby, our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Gervis, Noetzel and Reilly and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	the Class II directors will be Messrs. Battin, Huff and Young and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	the Class III directors will be Messrs. Mitchell, Noglows and Prend and their terms will expire at the annual meeting of stockholders to be held in 2014.

Our restated certificate of incorporation provides that the authorized number of directors comprising our board of directors shall be fixed by our restated by-laws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that each class will consist of approximately one-third of the directors.

Director Independence

Under applicable NYSE rules, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with Aspen Aerogels (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors will establish guidelines to assist it in determining whether a director has such a material relationship. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Pursuant to NYSE rules, a director employed by us cannot be deemed to be an “independent director,” and consequently Mr. Young does not qualify as an independent director.

The applicable rules and regulations of the NYSE require us to have a majority of independent directors within one year of the date of the completion of this offering. Our board has determined that each of Messrs. Battin, Gervis, Huff, Mitchell, Noetzel, Noglows, Prend and Reilly meet the categorical standards described above, that none of these directors has a material relationship with us and that each of these directors is “independent” as determined under Section 303A.02(b) of the NYSE Listed Company Manual.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation and leadership development committee, or compensation committee, and a nominating and corporate governance committee. Each committee operates under a charter approved by our board of directors. Following the closing of this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website, which is located at www.aerogel.com. The composition and function of each of these committees are described below.

Audit Committee.  Upon the completion of this offering, our audit committee will be comprised of Messrs. Reilly, Noetzel and Noglows. Our board of directors has determined that Mr. Reilly is an audit committee financial expert, as defined by the rules of the SEC, and satisfies the financial sophistication requirements of applicable NYSE rules. Our audit committee is authorized to:

•	approve and retain the independent auditors to conduct the annual audit of our financial statements;

•	review the proposed scope and results of the audit;

•	review and pre-approve audit and non-audit fees and services;

•	review accounting and financial controls with the independent auditors and our financial and accounting staff;

•	review and approve transactions between us and our directors, officers and affiliates;

•	recognize and prevent prohibited non-audit services;

•	establish procedures for complaints received by us regarding accounting matters; and

•	oversee internal audit functions, if any.

The applicable rules and regulations of the SEC and NYSE require us to have one independent audit committee member upon the listing of our common stock on NYSE, a majority of independent members within 90 days of the date of the completion of this offering and all independent audit committee members within one year of the date of the completion of this offering.

Compensation Committee.  Upon completion of this offering, our compensation committee will be comprised of Messrs. Noglows, Battin and Prend. Our compensation committee is authorized to:

•	review and recommend the compensation arrangements for management;

•	establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

•	administer our stock incentive and purchase plans;

•	ensure appropriate leadership development and succession planning is in place; and

•	oversee the evaluation of management.

The applicable rules and regulations of the NYSE require us to have one independent compensation committee member upon the listing of our common stock on NYSE, a majority of independent members within 90 days of the date of the completion of this offering and all independent compensation committee members within one year of the date of the completion of this offering.

Nominating and Governance Committee.  Upon completion of this offering, our nominating and governance committee will be comprised of Messrs. Gervis, Mitchell and Reilly. Our nominating and governance committee is authorized to:

•	identify and nominate candidates for election to the board of directors;

•	review and recommend the compensation arrangements for certain members of our board of directors;

•	develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

•	oversee the evaluation of our board of directors.

The applicable rules and regulations of the NYSE require us to have one independent nominating and governance committee member upon the listing of our common stock on NYSE, a majority of independent members within 90 days of the date of the completion of this offering and all independent nominating and governance committee members within one year of the date of the completion of this offering.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an employee of ours. None of our executive officers serves as a member of another entity’s board of directors or compensation committee that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. Following this offering, a copy of these guidelines will be posted on the Investor Relations section of our website, which is located at www.aerogel.com. These guidelines, which provide a framework for the conduct of our board’s business, will provide that:

•	our board’s principal responsibility is to oversee the management of Aspen Aerogels;

•	a majority of the members of our board of directors shall be independent directors;

•	directors have full and free access to management and employees of our company, and the right to hire and consult with independent advisors at our expense;

•	all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually, our board of directors and its committees will conduct self-evaluations to determine whether they are functioning effectively.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.aerogel.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation of Directors’ and Officers’ Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our existing third amended and restated certificate of incorporation, as amended, and the restated certificate of incorporation to be effective upon the completion of this offering limits the liability of our directors to the fullest extent permitted by Delaware law.

We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. Our restated certificate of incorporation and restated by-laws to be effective upon the completion of this offering also provide that we will indemnify and advance expenses to any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by us or in our name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, ERISA excise taxes, penalties, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

We have entered into indemnification agreements with each of our non-employee directors and will enter into similar agreements with certain officers. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and the components of our executive compensation program. In addition, we explain how and why we arrived at specific compensation policies and decisions involving our named executive officers listed in the Summary Compensation Table set forth below during 2010.

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Significant Executive Compensation Actions in 2010

As reflected in our compensation philosophy described below, we set the compensation of our executive officers, including our named executive officers, based on their ability to achieve annual operational objectives that further our long-term business objectives and to create sustainable long-term stockholder value in a cost-effective manner. Accordingly, our 2010 compensation actions and decisions were based on our executive officers’ accomplishments in these dual areas.

For 2010, we took the following actions with respect to the compensation of our named executive officers:

•	increased the base salary of each named executive officer by three percent;

•	awarded bonuses above a pre-established target based on revenue performance and awarded discretionary bonuses to our CEO, Mr. Young, and our Vice President Sales and Marketing, Mr. Walkoff, who were instrumental in helping the company achieve its 2010 revenue performance and sales order activity;

•	approved stock option awards to provide additional incentives, satisfy our retention objectives and reward individual performance for 2010; and

•	entered into employment agreements with our executive officers, including our named executive officers, that provide for severance and change of control benefits.

Executive Compensation Philosophy and Objectives

We have been developing a new technology in a competitive business environment against much larger entrenched competitors. To thrive in this environment, we must continuously develop and refine our product and its manufacturability. To achieve these objectives, we need a highly talented and seasoned team of technical and business professionals. To meet this challenge, our compensation philosophy has been to offer our executive officers competitive cash compensation and benefits packages and significant upside potential focused on long-term value creation through equity compensation.

We have designed our executive compensation program to:

•	provide total compensation opportunities which enable us to recruit and retain executives with the experience and skills to manage the development of our products and the profitable growth of our company;

•	create a direct and meaningful link between the compensation we pay and both our business results and each executive’s performance;

•	establish a clear alignment between the interests of our executives and the interests of our stockholders;

•	reinforce a culture of ownership, excellence and urgency; and

•	offer total compensation that is competitive and fair.

Compensation Program Design

To date, the compensation of our executive officers, including our named executive officers, has consisted of base salary, an annual cash bonus, equity compensation in the form of stock options, employee benefits and certain post-employment arrangements.

A key component of our executive compensation program has been grants of stock options to purchase shares of our common stock. As a privately-held company, we have emphasized the use of equity awards to incentivize our employees, including our named executive officers, to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. We believe that stock options offer our employees, including our named executive officers, a valuable long-term incentive that aligns their interests with the long-term interests of our stockholders.

We also offer cash compensation in the form of base salaries and annual cash bonuses. For 2010, our bonus program focused on the achievement of corporate financial objectives that will reinforce and are aligned with our longer-term goal of profitable growth.

We have not adopted any formal policies or guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. Instead, we review each component of executive compensation separately and also take into consideration the value of each executive’s compensation package as a whole and its relative size in comparison to the other members of the executive team.

Compensation-Setting Process

To obtain the skills and experience that we believe are necessary to successfully lead our company, most of our executive officers have been hired from larger organizations and have significant experience in their roles. Their initial compensation arrangements have been determined in individual negotiations with each individual in connection with his or her joining us, taking into account his or her qualifications, experience and prior compensation levels. Historically, our CEO has been responsible for negotiating these arrangements (except with respect to his own compensation) with the oversight and final approval of the board of directors.

Thereafter, in recent years, our compensation and leadership development committee, referred to as our compensation committee, has been responsible for overseeing our executive compensation program, including recommending to our board of directors for their approval adjustments to the compensation arrangements of our CEO and other executive officers. Typically, our CEO makes recommendations to our compensation committee regarding compensation matters, except with respect to his own compensation, and often attends the compensation committee meetings, while excusing himself from any discussions involving his own compensation. The recommended compensation of our CEO is proposed by our compensation committee. Once finalized, all recommendations for executive compensation are then presented to our board of directors for their approval. We did not engage in benchmarking, or the use of compensation data about other companies as a reference point on which to base, justify or provide a framework for a compensation decision, for 2010. We also did not review or consider a broad-based third-party survey to obtain a general understanding of current compensation practices for 2010. In March 2011, our board of directors approved a compensation committee charter that delegates to our compensation committee the authority to approve the compensation of our executive officers, including our named executive officers.

Our compensation committee is authorized to retain the services of executive compensation advisors from time to time, as it sees fit, in connection with the carrying out of its duties. In April 2011, our compensation committee engaged Compensia, Inc., a national compensation consulting firm that provides executive compensation advisory services, to assist it in evaluating our executive compensation program and provide guidance in administering our future executive and equity compensation programs. Compensia serves at the discretion of our compensation committee.

In April 2011, Compensia assisted our compensation committee in developing a peer group of companies to use in understanding current compensation practices, Compensia also assisted our compensation committee in assessing the competitiveness of our executive officers’ compensation against those of similarly situated executive officers at late stage venture capital financed private companies and comparable public companies. Based on our review of this compensation information, our compensation committee considered adjustments to our named executive officers’ compensation to ensure alignment with our compensation objectives and current compensation practices for 2011. In connection with considering these adjustments, we did not benchmark or otherwise target a specific percentile of the market data as a reference point in making these compensation adjustments. Instead, in making their decisions, the committee considered the compensation philosophy of the company, the criticality of the position, the performance of the executive, the responsibilities of the position, recent promotions, the committee member’s experience and knowledge of the market as well as the market data as a source of current compensation practices. The compensation adjustments included selected increases in the base salaries of certain executive officers, including our Vice President, Engineering and Design, who had recently been promoted; an increase in the target bonus percentages under the 2011 bonus program for all executive officers in order to provide a stronger link between annual incentive pay and annual performance; and an annual grant of stock options to the executive officers to ensure that they continue to have appropriate amounts of unvested equity as an incentive and retention tool after our initial public offering.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each, and how awards are determined.

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our named executive officers for services rendered during the fiscal year, and to ensure that we remain competitive in attracting and retaining executive talent. Each year our compensation committee conducts a review of each executive officer’s base salary, with input from our CEO, and makes adjustments it determines to be reasonable and necessary to reflect the scope of an executive officer’s performance, individual contributions and responsibilities, position (in the case of a promotion), and market conditions.

In 2009, our CEO and CFO voluntarily reduced their base salaries by approximately 11% and 8%, respectively, and all other executive officers had their base salaries frozen. These actions were taken to conserve cash in the face of the recession. In 2010, as business recovered, our compensation committee approved a company-wide base salary merit increase. Each of our executive officers received a 3% base salary increase as part of the company-wide program. For 2011, our executive officers each received a 3% base salary increase as part of the annual company-wide base salary merit increase. The employment agreements we entered into with our CEO and CFO in March 2010 reflect the base salary increases that have been made on the reduced base salary amounts.

The 2010 base salaries of our named executive officers are discussed below under “— Employment Arrangements with Our Named Executive Officers.”

Cash Bonuses

We use cash bonuses to motivate our executive officers to achieve our annual financial and strategic objectives. Prior to 2010, bonuses were paid at the discretion of the board of directors based on their review of the performance of each executive officer and the company and considering the recommendations of our CEO. For 2010, our compensation committee developed a formal bonus program with goals based on company performance. For 2010, our CEO’s target bonus payout was 30% of his annual base salary, our CFO, Vice President, Operations and Vice President, Sales and Marketing target bonus payout was 20% of each of their annual base salaries and all other employees participating in the bonus program, including our Vice President, Engineering and Design, had a target bonus payout equal to 15% of each employee’s respective annual base salary.

Upon the recommendation of our compensation committee, our board of directors approved our 2010 corporate bonus plan on March 17, 2010, and amended such plan on July 21, 2010. Under both the original and amended bonus plan, the performance metrics were revenue and Adjusted EBITDA. We define Adjusted EBITDA as earnings (loss) from operations before depreciation and amortization, share-based compensation expense and impairment charges.

The amendment to the plan maintained the revenue goal of $41.75 million and changed the Adjusted EBITDA target from a target dollar amount for the year to a goal of achieving positive Adjusted EBITDA in the third and fourth fiscal quarters. Our compensation committee made this change to focus the plan participants on achieving positive Adjusted EBITDA for the last six months of our fiscal year.

Pursuant to the 2010 corporate bonus plan, each named executive officer’s 2010 bonus award amount was determined based upon the achievement of the performance metrics identified above. If these metrics were met or exceeded, our CEO was entitled to 30% of his annual base salary and an additional 4% of annual base salary for every 1% by which the actual revenue exceeded the target amount; our CFO, Vice President, Operations and Vice President, Sales and Marketing were entitled to 20% of their respective annual base salaries and an additional 3% of annual base salary for every 1% by which the actual revenue exceeded the target amount; and our Vice President, Engineering and Design was entitled to 15% of his annual base salary and an additional 2% of annual base salary for every 1% by which the actual revenue exceeded the target amount. For 2010, we achieved positive Adjusted EBITDA in the third and fourth fiscal quarters and we exceeded the revenue target by 3.37% with actual revenue of $43.2 million, so that our named executive officers received a payout above the target amount. The 2010 bonus payments for our CEO, CFO, Vice President, Operations, Vice President, Sales and Marketing and Vice President, Engineering and Design were $140,503 (43.5% of base salary), $72,215, $78,414, $70,481 (each 30.1% of base salary) and $40,728 (21.7% of base salary), respectively. A description of our 2010 corporate bonus plan as amended is described below under “— 2010 Corporate Bonus Plan.

In addition to the payments made under our 2010 corporate bonus plan, our compensation committee decided to pay discretionary bonuses to the CEO and the Vice President, Sales and Marketing to recognize their contributions to our 2010 above-plan revenue performance and order activity. The Committee determined that both executive officers played key roles in growing our revenue and we believe that they would likely have received higher bonuses under our 2010 corporate bonus plan but for our capacity constraints in 2010. The amounts were determined by our compensation committee based on its judgment of each individual’s performance, their experience, each executive’s compensation and internal pay equity among the executive officers to ensure that the relative pay of each executive officer is appropriate in the context of the duties, responsibilities and criticality of each executive officer to the company.

In May 2011, in connection with our compensation committee’s review of our executive compensation program, the target bonus payouts for our named executive officers were increased. Our compensation committee determined the increases based on its judgment and taking into account the positive cash flow that we are starting to generate, the desire for increased incentive for achieving annual financial goals and the greater emphasis on variable cash compensation in public companies. The increased target bonus payouts are 50% of our CEO’s annual base salary, 35% of the annual base salaries of our CFO, Vice President, Operations and Vice President, Sales and Marketing and 25% of the annual base salary of our Vice President, Engineering and Design.

Equity Compensation

We use equity awards to incentivize and reward our executive officers, including our named executive officers, for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders.

To date, we have not applied a rigid formula in determining the size of the equity awards that have been granted to our executive officers. Instead, initial awards have been established through arms-length negotiation at the time the individual was hired. In making these awards, our compensation committee has exercised its judgment, taking into consideration, among other things, the prospective role and responsibility of the executive, the long-term potential of the executive officer, competitive factors, the amount of equity-based compensation held by the executive officer at his or her former employer, and the cash compensation received by the executive officer. Based upon these factors, our compensation committee determined the size of the award for each of our named executive officers at a level it considered appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

After an executive joins the company, upon the recommendation of our compensation committee, our board of directors has granted additional equity awards to our executive officers, including our named executive officers, on an ad hoc basis. In recommending these awards, our compensation committee has exercised its judgment as to the amount of the awards, taking into consideration the performance of our company, its evaluation of the expected and actual performance of each executive officer, his or her individual contributions and responsibilities, internal parity of awards granted to our executive officers who are considered at the same level of responsibility, the overall level of equity compensation at the company and market conditions.

In November 2009, the company raised additional equity capital at a price and amount that significantly diluted the ownership stakes of our employees, including our executive officers. As a result of this financing, which also resulted in our then current stock price being well below the exercise price of the employees’ existing option grants, the company exchanged all then outstanding stock options and issued new stock options with an exercise price equal to the then current fair market value of the stock and with a new vesting schedule. The company took this step to ensure that the employees were incentivized to continue to execute on the company’s long-term business strategy despite the adverse effects of the recession. The new vesting schedule provided that 25% of the shares were vested immediately upon grant, with the remaining shares vesting over three years.

In November 2010, we made a grant of stock options to select high performing employees, including our named executive officers. Our grants were based on an overall budget of stock options our board of directors determined appropriate and was allocated based on the recommendations of our CEO, except for his grant. Our CEO used his judgment to develop his recommendations and considered the performance and criticality of each executive as well as the internal parity of the grant sizes among our executive officers and without use of competitive market information. Similarly, our compensation committee used its judgment to determine the size of the stock option grant for our CEO taking into account its assessment of his performance, the grant sizes of our other executive officers.

The equity awards granted to the named executive officers during 2010 are set forth below under “— Grants of Plan-Based Awards.”

In May 2011, our compensation committee granted the following additional stock options to the executive officers below in recognition of their past contributions to the company and to provide continued incentive and retention going forward:

Number of
Name	Stock Options

Donald R. Young	250,000
John F. Fairbanks	100,000
Kevin A. Schmidt	100,000
Harry R. Walkoff	100,000
Christopher L. Marlette	40,000

Retirement and Other Benefits

We have established a tax-qualified Section 401(k) retirement savings plan for our employees, including our named executive officers. Additional benefits received by our executive officers, including our named executive officers, include medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage. These benefits are provided to our executive officers on the same basis as to all of our full-time employees.

We design our employee benefit programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. In the future, however, we may provide such items in limited circumstances, such as where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our compensation committee.

Post-Employment Compensation

In March 2010, we entered into employment agreements with our named executive officers that include change of control and severance benefits. These agreements were recently amended and restated to reflect our anticipated public company status, but such amendment did not increase or decrease the amount of severance or change of control benefits.

We believe that the severance and change of control benefits set forth in the employment agreements entered into in March 2010 assist us in retaining all of our named executive officers. We also believe that these benefits help our executive officers maintain continued focus and dedication to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change of control of our company. The terms of these agreements were determined by our board of directors based on their experience in developing compensation programs and their general understanding of the market terms for severance and change of control benefits. For a summary of the material terms and conditions of these provisions, see “— Potential Payments Upon Termination or Change of Control.”

Tax and Accounting Considerations

Deductibility of Executive Compensation

As a private company, in making our compensation decisions, we have not considered Section 162(m) of the Internal Revenue Code, or the Code, which disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of its other named executive officers (other than its chief financial officer) unless an exception applies. We expect our compensation arrangements put in place prior to our initial public offering and for several years thereafter will be exempt under Section 162(m) of the Code.

Once our exemption period expires, we expect that our compensation committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from the deductibility limit. Our compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change of control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We do not currently provide any executive, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999.

Compensation Risk Consideration

During fiscal year 2011, at the direction of our compensation committee, Compensia, assisted by our management, conducted a review of our compensation policies and practices and their respective risk profiles. The findings were presented to our compensation committee for consideration. After consideration of the information presented, our compensation committee concluded that our compensation programs are designed with an appropriate balance of risk and reward in relation to our overall business strategy and do not encourage excessive or unnecessary risk-taking behavior.

In making this determination, we considered our pay mix, our base salaries and the attributes of our variable compensation programs including our annual bonus plan, our equity programs and our sales compensation plans and our alignment with market pay levels and compensation program designs.

Our compensation committee believes that the design of our executive compensation programs as outlined in the “Compensation Discussion and Analysis” above places emphasis on long-term incentives and competitive base salaries, while the annual bonus plan is tied to annual goals for profitable growth. Our compensation committee concluded that this mix of incentives appropriately balances risk and aligns the executive officers’ motivations for the Company’s long-term success, including stock price performance.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our chief executive officer, our chief financial officer and our three next most highly compensated executive officers during our fiscal year ended December 31, 2010.

					Non-Equity
				Option	Incentive Plan
		Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)	($)

Donald R. Young	2010	$319,202	$40,000	$223,265	$140,503	$722,970
President and Chief Executive Officer
John F. Fairbanks	2010	236,710	—	95,685	72,215	404,610
Vice President, Finance and Chief Financial Officer
Kevin A. Schmidt	2010	257,027	—	95,685	78,414	431,126
Vice President, Operations
Harry R. Walkoff	2010	230,413	20,000	95,685	70,481	416,579
Vice President, Sales and Marketing
Christopher L. Marlette	2010	185,060	—	31,895	40,728	257,683
Vice President, Engineering and Design

(1)	Represents a discretionary bonus amount recommended by our compensation committee and approved by our board of directors in January 2011 for performance in fiscal year 2010.

(2)	These amounts represent the aggregate grant date fair value for option awards granted to our named executive officers, computed in accordance with FASB ASC Topic 718. Valuation assumptions are described in the notes to our financial statements included elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-based Compensation.”

Grants of Plan-Based Awards in 2010

The following table sets forth information regarding grants of plan-based awards during the fiscal year ended December 31, 2010 to our named executive officers.

			All Other
		Estimated Future	Option
		Payouts Under	Awards:	Exercise or	Grant Date
		Non-Equity	Number of	Base Price	Fair Value of
		Incentive Plan	Securities	of Option	Stock and
	Grant	Awards: Target	Underlying	Awards	Option
Name	Date	($)(1)	Options (#)	($/Sh)	Awards ($)(2)

Donald R. Young	—	$95,937 (3)	—	—	—
	11/17/2010	—	350,000	$1.30	$223,265
John F. Fairbanks	—	47,429 (4)	—	—	—
	11/17/2010	—	150,000	1.30	95,685
Kevin A. Schmidt	—	51,500 (4)	—	—	—
	11/17/2010	—	150,000	1.30	95,685
Harry R. Walkoff	—	46,290 (4)	—	—	—
	11/17/2010	—	150,000	1.30	95,685
Christopher L. Marlette	—	27,810 (5)	—	—	—
	11/17/2010	—	50,000	1.30	31,895

(1)	Reflects the target non-equity incentive plan award amounts under our 2010 corporate bonus plan. The amount shown above for each named executive officer reflects the target award amount for the full fiscal year which is based on a percentage of that named executive officer’s base salary. The maximum amount of such award cannot be determined because the named executive officer, upon the achievement of certain corporate goals, is entitled to a payout equal to an additional 4% of annual base salary for Mr. Young, an additional 3% of annual base salary for each of Messrs. Fairbanks, Schmidt and Walkoff, and 2% of annual base salary for Mr. Marlette, for every 1% by which the actual revenue exceeded the target amount. The amounts actually paid to our named executive officers under the 2010 corporate bonus plan are shown above in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column. Additionally, see “Compensation Discussion and Analysis — Cash Bonuses” and “— 2010 Corporate Bonus Plan” below for details related to the determination of payments under our 2010 corporate bonus plan.

(2)	These amounts represent the aggregate grant date fair value for option awards granted to our named executive officers, computed in accordance with FASB ASC Topic 718. Valuation assumptions are described in the notes to our financial statements included elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-based Compensation.”

(3)	Represents 30% of Mr. Young’s base salary. See “— 2010 Corporate Bonus Plan” below for details related to the determination of payments under our 2010 corporate bonus plan.

(4)	Represents 20% of the named executive officer’s base salary. See “— 2010 Corporate Bonus Plan” below for details related to the determination of payments under our 2010 corporate bonus plan.

(5)	Represents 15% of Mr. Marlette’s base salary. See “— 2010 Corporate Bonus Plan” below for details related to the determination of payments under our 2010 corporate bonus plan.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Arrangements with Our Named Executive Officers

Donald R. Young

We entered into an amended and restated executive agreement with Mr. Young on August 5, 2011 pursuant to which he continues to serve as our Chief Executive Officer on an at-will basis. Pursuant to this agreement, Mr. Young’s annual base salary is $329,400 per year, and he is eligible to receive an annual performance-based bonus in an amount, if any, to be determined by our board of directors. Mr. Young’s base salary may be increased, but not decreased, at the discretion of our board of directors or a committee thereof.

Mr. Young is entitled to certain benefits in connection with a termination of his employment or a change of control as discussed below under “— Potential Payments Upon Termination or Change of Control.”

Other Named Executive Officers

We entered into amended and restated executive agreements with Messrs. Fairbanks, Schmidt, Walkoff and Marlette on August 5, 2011 pursuant to which they continue to serve as executive officers on an at-will basis. We refer to these agreements, as well as our executive agreement with Mr. Young described above, as the executive agreements. Pursuant to these agreements, the annual base salaries for Messrs. Fairbanks, Schmidt, Walkoff and Marlette are $244,300, $265,300, $238,400 and $205,000 per year, respectively, and they are eligible to receive an annual performance-based bonus in an amount, if any, to be determined by our President and Chief Executive Officer. The annual base salaries set forth in these agreements may be increased, but not decreased, at the discretion of our board of directors or a committee thereof.

Messrs. Fairbanks, Schmidt, Walkoff and Marlette are entitled to certain benefits in connection with a termination of their employment or a change of control as discussed below under “— Potential Payments Upon Termination or Change of Control.”

Employment, Confidentiality and Non-Competition Agreements

Each of our named executive officers has also entered into an employment, confidentiality and non-competition agreement. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment. Additionally, each of our named executive officers is prohibited from (i) competing with us for a period of one year following termination of employment and (ii) soliciting or interfering with our business relationship of any of our existing clients, customers, business partners, or employees for a period of two years.

2011 Corporate Bonus Plan

Upon the recommendation of our compensation committee, our board of directors approved our 2011 corporate bonus plan on January 19, 2011 and amended such plan on June 16, 2011. Pursuant to the 2011 corporate bonus plan, as amended, or the 2011 corporate bonus plan, each named executive officer’s 2011 bonus award amount will be determined based upon the achievement of certain predetermined revenue and EBITDA goals for 2011. If these corporate goals are met, Mr. Young will be entitled to 50% of his annual base salary; Messrs. Fairbanks, Schmidt and Walkoff will be entitled to 35% of their respective annual base salaries; and Mr. Gould and Mr. Marlette will be entitled to 25% of their respective annual base salaries. The percentage earned will be increased or decreased based on our performance against such goals.

2010 Corporate Bonus Plan

Upon the recommendation of our compensation committee, our board of directors approved our 2010 corporate bonus plan on March 17, 2010 and amended such plan on July 21, 2010. Pursuant to the 2010 corporate bonus plan, as amended, or the 2010 corporate bonus plan, each named executive officer’s 2010 bonus award amount was determined based upon the achievement of certain predetermined revenue and EBITDA targets for 2010. If these corporate goals were met or exceeded, Mr. Young was entitled to 30% of his annual base salary and an additional 4% of annual base salary for every 1% by which the actual revenue exceeded the target amount; Messrs. Fairbanks, Schmidt and Walkoff were entitled to 20% of their respective annual base salaries and an additional 3% of annual base salary for every 1% by which the actual revenue exceeded the target amount; and Mr. Marlette was entitled to 15% of his annual base salary and an additional 2% of annual base salary for every 1% by which the actual revenue exceeded the target amount. As a result of meeting and exceeding these corporate goals for fiscal year 2010, our compensation committee recommended and our board of directors approved 2010 bonus payments under our 2010 corporate bonus plan to Messrs. Young, Fairbanks, Schmidt, Walkoff and Marlette of $140,503, $72,215, $78,414, $70,481 and $40,728, respectively.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options held by our named executive officers as of December 31, 2010.

	Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised
	Options		Options		Option	Option
	(#)		(#)		Exercise Price	Expiration
Name	Exercisable		Unexercisable		($)	Date

Donald R. Young	1,854,024	(1)	1,705,704	(2)	$0.22	11/11/2019
	7,291		342,709	(3)	1.30	11/17/2020
John F. Fairbanks	466,576		429,250	(2)	0.22	11/11/2019
	3,124		146,876	(3)	1.30	11/17/2020
Kevin A. Schmidt	552,524		508,323	(2)	0.22	11/11/2019
	3,124		146,876	(3)	1.30	11/17/2020
Harry R. Walkoff	466,576		429,250	(2)	0.22	11/11/2019
	3,124		146,876	(3)	1.30	11/17/2020
Christopher L. Marlette	202,592		186,385	(2)	0.22	11/11/2019
	1,041		48,959	(3)	1.30	11/17/2020

(1)	Includes options for 58,206 shares of our common stock transferred to Mr. Young’s children in December 2010.

(2)	This option to purchase shares of our common stock vested as to 25% of the shares on November 11, 2009 and thereafter 2.083% of the shares vest in equal monthly installments over 36 months.

(3)	This option to purchase shares of our common stock vests as to 2.083% of the shares in equal monthly installments over the 48 months following the grant date of November 17, 2010.

Option Exercises and Stock Vested

There were no options exercised by any of the named executive officers during 2010.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Potential Payments Upon Termination or Change of Control

We have agreed to provide severance and change of control payments and benefits to our named executive officers under specified circumstances, as described below.

Donald R. Young

Pursuant to the terms of our amended and restated executive agreement with Mr. Young, dated August 5, 2011, (i) if we terminate Mr. Young’s employment without cause, (ii) if he resigns within 30 days of the occurrence of an event constituting good reason (including the expiration of any applicable cure periods) or (iii) upon a change of control, if the executive does not receive an offer to remain employed by us in the same position that is set forth in his executive agreement at a comparable rate of compensation, bonus, benefits and other material terms for a period of at least two years following the change of control and the executive is terminated without cause or resigns for any reason during such two year period, which we refer to as a change of control termination, Mr. Young will receive severance payments in an amount equal to six months of his base salary then in effect, such amount to be paid in regular installments in accordance with our regular payroll practices. Upon such an occurrence, Mr. Young will also have the right to continue participation in all employee benefit plans and programs to which he was entitled to participate as of the date of termination for a period of six months following the date of such termination.

Upon a change of control where the executive does not receive an offer to remain employed in the same position at a comparable rate of compensation, bonus, benefits and other material terms for a period of at least two years following the change of control, or if Mr. Young’s employment is terminated without cause or he resigns for good reason at any time during the two year period following a change of control, any and all then unvested options to purchase shares of our common stock will immediately vest and become exercisable. In addition, in the event that we terminate the options in connection with our merger or sale, the options will vest immediately prior to such transaction.

After March 17, 2011, (i) if we terminate Mr. Young’s employment without cause or (ii) if he resigns for good reason, Mr. Young’s unvested options to purchase shares of our common stock will accelerate by three months. Upon such an occurrence, Mr. Young’s options to purchase shares of our common stock will remain exercisable for the entire ten year term of the option and will not be subject to the general provision in our 2001 equity incentive plan that provides that an employee is required to exercise options within 90 days of termination of employment.

Mr. Young’s right to receive the severance amounts set forth above are conditioned upon Mr. Young’s execution and non-revocation within 45 days of the date of termination of a general release satisfactory to us releasing us, our officers, agents, stockholder and affiliates from any liability for any matter other than for payments under the executive agreement.

Section 280G of the Internal Revenue Code, or the Code, denies the company a tax deduction for certain payments made to an executive in connection with a change of control if the payments exceed a certain amount. Section 4999 of the Code imposes on the executive an additional twenty percent excise tax on those payments. As a result, if the aggregate of the payments and benefits that Mr. Young receives pursuant to his employment agreement or pursuant to any other plan or agreement with us are subject to the excise tax imposed by Section 4999 of the Code, under Mr. Young’s executive agreement, we are required to reduce the amount of the aggregate payments so that they are not subject to Section 4999 of the Code unless the aggregate value of the payments and benefits on an after tax basis would be greater than if they are not reduced.

Other Named Executive Officers

Pursuant to the terms of our amended and restated executive agreements with Messrs. Fairbanks, Schmidt, Walkoff and Marlette, each dated August 5, 2011, (i) if we terminate the executive’s employment without cause, (ii) if the executive resigns within 30 days of the occurrence of an event constituting good reason (including the expiration of any applicable cure periods) or (iii) upon a change of control termination, the executive will receive severance payments in an amount equal to three months of the executive’s base salary then in effect, such amount to be paid in regular installments in accordance with our regular payroll practices. Upon such an occurrence, the executive will also have the right to continue participation in all employee benefit plans and programs to which the executive was entitled to participate as of the date of termination for a period of three months following the date of such termination.

Upon a change of control where the executive does not receive an offer to remain employed in the same position at a comparable rate of compensation, bonus, benefits and other material terms for a period of at least two years following the change of control, or if the executive’s employment is terminated without cause or he resigns for good reason at any time during the two year period following a change of control, any and all then unvested options to purchase shares of our common stock will immediately vest and become immediately exercisable. In addition, in the event that we terminate the options in connection with our merger or sale, the options will vest immediately prior to such transaction.

After March 17, 2011, (i) if we terminate the executive’s employment without cause or (ii) if he resigns for good reason, the executive’s unvested options to purchase shares of our common stock will accelerate by three months. Upon such an occurrence, the executive’s options to purchase shares of our common stock will remain exercisable for the entire ten year term of the option and will not be subject to the general provision in our 2001 equity incentive plan that provides that an employee is required to exercise options within 90 days of termination of employment.

The executive’s right to receive the severance amounts set forth above are conditioned upon the executive’s execution and non-revocation within 45 days of the date of termination of a general release satisfactory to us releasing us, our officers, agents, stockholder and affiliates from any liability for any matter other than for payments under the executive agreement.

Section 280G of the Code denies the company a tax deduction for certain payments made to an executive in connection with a change of control if the payments exceed a certain amount. Section 4999 of the Code imposes on the executive an additional twenty percent excise tax on those payments. As a result, if the aggregate of the payments and benefits that the executive receives pursuant to his employment agreement or pursuant to any other plan or agreement with us are subject to the excise tax imposed by Section 4999 of the Code, under the executive’s executive agreement, we are required to reduce the amount of the aggregate payments so that they are not subject to Section 4999 of Code unless the aggregate value of the payments and benefits on an after tax basis would be greater than if they are not reduced.

“Cause” is defined under all of the executive agreements as (i) willful misconduct, dishonesty, fraud or breach of fiduciary duty to us; (ii) deliberate disregard of our lawful rules or policies, or breach of an employment or other agreement with us, which results in direct or indirect loss, damage or injury to us; (iii) the unauthorized disclosure of any of our trade secrets or confidential information; or (iv) the commission of an act which constitutes unfair competition with us or which induces any customer or supplier to breach a contract with us.

“Good Reason” is defined under all of the executive agreements as (i) any material breach by us of the executive agreement that we do not cure within thirty (30) days of receiving written notice specifying in reasonable detail the nature of such material breach provided by the executive; (ii) the demotion of the executive such that the executive no longer serves as in the position set forth in the executive agreement or a material reduction in the executive’s current duties and authority in the position set forth in the executive agreement, in each case, without his consent; (iii) the written demand by us for the executive to relocate or commute more than 40 miles from Brookline, Massachusetts, in the case of Mr. Young, or Northborough, Massachusetts, in the case of all other named executive officers, without his consent; or (iv) any reduction by us in the executive’s base salary without his consent.

“Change of Control” is defined under all of the executive agreements as the occurrence of any of the following: (i) any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act (other than a person or group which is one of our shareholders as of March 17, 2010)) is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of our capital stock entitling such person or group to control 50% or more of the total voting power of our capital stock entitled to vote generally in the election of directors, where any voting capital stock of which such person or group is the beneficial owner that are not then outstanding are deemed outstanding for purposes of calculating such percentage; except in connection with our issuance of capital stock in a bona-fide financing transaction the proceeds of which are to be utilized by us for general corporate purposes or (ii) any sale or transfer of all or substantially all of our assets to another person.

Potential Payments at December 31, 2010

The table below summarizes the potential payments and benefits to each of our named executive officers assuming he was terminated without cause or resigned for good reason at December 31, 2010.

			Post-
	Severance	Bonus	Termination	Total
Name	Payments	Payments	Benefits(1)	Benefits

Donald R. Young	$159,895	$140,503	$7,113	$307,511
John F. Fairbanks	59,286	72,215	4,125	135,626
Kevin A. Schmidt	64,375	78,414	3,557	146,346
Harry R. Walkoff	57,863	90,481	3,557	151,901
Christopher L. Marlette	46,350	40,728	3,557	90,635

(1)	Represents premiums paid by us for continuation of the executive’s medical, dental and vision insurance coverage.

The table below summarizes the potential payments and benefits to each of our named executive officers assuming there was (i) a change of control where the executive does not receive an offer to remain employed in the same position at a comparable rate of compensation, bonus, benefits and other material terms for a period of at least two years following the change of control or (ii) the executive was terminated without cause or resigned for good reason at any time during the two year period following the change of control, as if such event occurred at December 31, 2010.

			Value of
			Additional	Post-
	Severance	Bonus	Vested Option	Termination	Total
Name	Payments	Payments	Awards ($)(1)	Benefits(2)	Benefits

Donald R. Young	$159,895	$140,503	$2,169,906	$7,113	$2,477,417
John F. Fairbanks	59,286	72,215	555,770	4,125	691,396
Kevin A. Schmidt	64,375	78,414	653,821	3,557	800,167
Harry R. Walkoff	57,863	90,481	555,770	3,557	707,671
Christopher L. Marlette	46,350	40,728	238,951	3,557	329,586

(1)	This represents the amount equal to (a) the number of option shares that would vest, assuming a change of control termination at December 31, 2010, multiplied by (b) the excess of $1.46, which represented our board of directors’ determination of the fair market value of our common stock as of December 31, 2010, over the exercise price of the option.

(2)	Represents premiums paid by us for continuation of the executive’s medical, dental and vision insurance coverage.

Director Compensation

The following table shows the total compensation paid or accrued during the fiscal year ended December 31, 2010 to each of our non-employee directors who served during the year.

	Fees Earned	Option	All Other
	or Paid	Awards	Compensation	Total
Name	in Cash	($)(1)	($)	($)

Thomas E. Banahan(2)	$—	$—	$—	$—
P. Ramsay Battin	—	—	—	—
Craig A. Huff	—	—	—	—
Steven R. Mitchell	—	—	—	—
Mark L. Noetzel	—	63,980 (3)	32,625 (5)	96,605
David J. Prend	—	—	—	—
Richard F. Reilly	—	173,313 (4)	9,376 (5)	182,689

(1)	These amounts represent the aggregate grant date fair value for option awards granted to our directors, computed in accordance with FASB ASC Topic 718. Valuation assumptions are described in the notes to our financial statements included elsewhere in this prospectus. See our discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-based Compensation.”

(2)	Mr. Banahan resigned as a member of our board of directors on June 17, 2011.

(3)	On November 17, 2010, Mr. Noetzel was granted options to purchase 100,000 shares of our common stock at an exercise price of $1.30. These options vest at the rate of 6.25% per quarter beginning three months after the grant date, provided that upon completion of this offering or a sale of the company, 25% of any unvested options will immediately vest. As of December 31, 2010, Mr. Noetzel held options to purchase 325,000 shares of common stock, 56,250 of which were vested.

(4)	On July 21, 2010 and November 17, 2010, Mr. Reilly was granted options to purchase 225,000 and 50,000, respectively, shares of our common stock, each with an exercise price of $1.30 per share. These options vest at the rate of 6.25% per quarter beginning three months after the applicable grant date, provided that upon completion of this offering or a sale of the company, 25% of any unvested options will immediately vest. As of December 31, 2010, Mr. Reilly held options to purchase 275,000 shares of common stock, 14,062 of which were vested.

(5)	Consists of payments made pursuant to a consulting arrangement with the director that is unrelated to the director’s service on the board. Pursuant to the arrangement, the director was required to attend operating, sales or similar meetings with our management team and received an hourly fee in connection with such service.

In January 2011, Robert M. Gervis and William P. Noglows were elected as members of our board of directors. In connection with their agreement to serve on our board of directors, we granted each an option to purchase 265,000 shares of our common stock at an exercise price of $1.46. These options vest at the rate of 6.25% per quarter beginning three months after the grant date, provided that upon the completion of this offering or a sale of the company, 25% of any unvested options will immediately vest.

In recent years, we have not provided any compensation to employee directors or to directors who were affiliated with our major shareholders. We have, however, provided option grants, as set forth above, to non-employee, non-investor directors for serving on our board of directors.

In July 2011, our board of directors adopted the non-employee director compensation policy, or our director compensation policy, that will become effective following the completion of this offering. The policy is designed to ensure that the compensation aligns our non-employee directors’ interests with the long-term interests of the stockholders, that the structure of the compensation is simple, transparent and easy for stockholders to understand and that our non-employee directors are fairly compensated. Directors who are also our employees, such as Mr. Young, will not receive additional compensation for their services as directors.

Pursuant to our director compensation policy, upon initial election or appointment to the board of directors, new non-employee directors receive a non-qualified stock option to purchase 55,000 shares of our common stock at an exercise price equal to the fair market value on the date of grant, which will vest annually over three years from the date of grant. Each year of a non-employee director’s tenure, the director will receive a non-qualified stock option to purchase 28,000 shares of our common stock at an exercise price equal to the fair market value on the date of grant, which will vest one year from the date of grant. Any vested and unexercised stock options granted pursuant to our director compensation policy will terminate on the earlier of ten years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate one year from the date of the director’s death or disability. The options become fully vested and exercisable upon a change of control.

In addition, pursuant to our director compensation policy, each non-employee director will be paid an annual retainer of $30,000, or $60,000 in the case of the chairperson, for their services. If we hold more than 12 board meetings in a calendar year, each non-employee director will receive a fee of $1,500 for each additional board meeting attended in person and a fee of $1,000 for each additional board meeting attended by telephone or by other means of communication. Committee members will receive additional annual retainers as follows:

Committee	Chairman	Member

Audit Committee	$14,000	$5,500
Compensation Committee	10,000	5,000
Nominating and Governance Committee	8,000	4,000

With respect to the audit committee, if we hold more than 12 meetings of the committee in a calendar year, each committee member will receive a fee of $1,500 for each additional committee meeting attended in person and a fee of $1,000 for each additional committee meeting attended by telephone or by other means of communication.

With respect to the compensation committee and the nominating and governance committee, if we hold more than eight meetings of a committee in a calendar year, each committee member will receive a fee of $1,500 for each additional committee meeting attended in person and a fee of $1,000 for each additional committee meeting attended by telephone or by other means of communication.

We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Stock Option and Other Compensation Plans

2011 Employee, Director and Consultant Equity Incentive Plan

Our 2011 employee, director and consultant equity incentive plan, or the 2011 equity incentive plan, which will become effective upon the closing of the offering made hereby, was adopted by our board of directors in          2011 and approved by our stockholders in          2011. The 2011 equity incentive plan will expire in          2021. Under our 2011 equity incentive plan, we may grant incentive stock options, non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards. There will be (1)           shares of our common stock authorized for issuance under the 2011 equity incentive plan plus (2) shares of our common stock represented by awards granted under our 2001 stock plan that are forfeited, expire or are cancelled without delivery of shares or which result in the forfeiture of shares of our common stock back to us on or after the date that the 2011 equity incentive plan becomes effective.

In addition, the 2011 equity incentive plan contains an “evergreen” provision, which allows for an annual increase in the number of shares of our common stock available for issuance under the 2011 equity incentive plan on the first day of each fiscal year during the period beginning in fiscal year 2012 and ending in fiscal year 2021. The annual increase in the number of shares shall be equal to the lowest of:

•	shares of our common stock;

•	% of the number of shares of our common stock outstanding as of such date; and

•	an amount determined by our board of directors or compensation committee.

The board of directors has authorized our compensation committee to administer the 2011 equity incentive plan. In accordance with the provisions of the plan, the compensation committee will determine the terms of options and other awards. The compensation committee or our board of directors will determine:

•	which employees, directors and consultants shall be granted awards;

•	the number of shares of our common stock subject to options and other awards;

•	the exercise price of each option, which generally shall not be less than fair market value on the date of grant;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with our plan.

No participant may receive awards for more than           shares of our common stock in any fiscal year.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of our plan.

Upon a merger, consolidation or sale of all or substantially all of our assets, our board of directors or any committee to which the board of directors delegates authority, or the board of directors of any corporation assuming our obligations, may, in its sole discretion, take any one or more of the following actions pursuant to our plan, as to some or all outstanding awards:

•	provide that outstanding options will be assumed or substituted for options of the successor corporation;

•	provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at our board of directors’ discretion, any such options being made partially or fully exercisable;

•	terminate outstanding options in exchange for a cash payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable (or, in our board of directors’ discretion, any such options being made partially or fully exercisable) and (b) the aggregate exercise price of those options;

•	provide that outstanding stock grants will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction; and

•	terminate outstanding stock grants in exchange for payment of an amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock grant, to the extent the stock grant is no longer subject to any forfeiture or repurchase rights (or, at our board of directors’ discretion, all forfeiture and repurchase rights being waived upon the corporate transaction).

2001 Equity Incentive Plan

The 2001 equity incentive plan, as amended, or the 2001 equity incentive plan, was adopted in May 2001 and was last amended in May 2011. As of June 30, 2011, a maximum of 15,845,806 shares of our common stock was authorized for issuance under the 2001 equity incentive plan. The 2001 equity incentive plan allows us to grant options, restricted stock awards and other stock-based awards to our employees, officers and directors as well as outside consultants we retain from time to time. As of June 30, 2011, under the 2001 equity incentive plan, options to purchase 14,110,658 shares of our common stock were outstanding, 48,129 shares of our common stock had been issued and were outstanding pursuant to the exercise of options, and 1,687,019 shares of our common stock were available for future awards. We anticipate that upon completion of this offering we will grant no further stock options or restricted stock awards under the 2001 equity incentive plan.

Under the 2001 equity incentive plan, if we are consolidated with or acquired by another entity in a merger, sale of all or substantially all of our assets or otherwise, our board of directors or the board of directors of any entity assuming our obligations under the 2001 equity incentive plan will take any of the following actions with respect to the options: (i) provide that outstanding options will be substituted on equitable basis for the shares subject to such options either with (a) consideration payable with respect to the outstanding shares in connection with the acquisition event or (b) with comparable securities of the surviving corporation or acquiring entity; (ii) provide option holders with an opportunity to exercise their outstanding options and then terminate any or all unexercised options at such time as the board of directors deems appropriate; or (iii) require that option holders surrender their outstanding options in exchange for a payment in cash in an amount equal to the amount by which the then fair market value of the unexercised options exceeds the exercise price of the options.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our employees are eligible to participate upon commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2011, plus $5,500 for individuals aged 50 and over, and have the amount of the reduction contributed to the 401(k) plan. We do not currently match any 401(k) contributions.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2008, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, which we refer to as our principal stockholders, and affiliates or immediately family members of our directors, executive officers and principal stockholders. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Some of our directors are affiliated with our principal stockholders as indicated in the table below:

Director	Affiliation with Principal Stockholder

P. Ramsay Battin	Director of Arcapita Inc., an affiliate of Arcapita Ventures I Limited
Craig A. Huff	Senior Managing Member of RCGM, LLC, the ultimate general partner of Reservoir Capital Partners, L.P. and Reservoir Capital Master Fund, L.P.
Steven R. Mitchell	Managing Director of Argonaut Private Equity, LLC, the manager of Argonaut Ventures I, LLC
David J. Prend	Managing Member of the general partners of RockPort Capital Partners, L.P. and affiliated entities

See “— Agreements with Stockholders” for a discussion of arrangements among our stockholders pursuant to which our directors were selected.

Demand Notes Issued in 2008

Prior to the 2008 recapitalization, referenced below, we issued a series of demand notes between July 2006 and May 2008. Certain of these demand notes were purchased in 2008 by certain of our principal stockholders in the following amounts and on the following dates:

	Date of Issuance	Original Principal
Name of Beneficial Owner	of Debt	Amount of Debt

Reservoir Capital Partners, L.P. and affiliated funds:
Reservoir Capital Partners, L.P.	January 30, 2008	$220,450.00
	February 11, 2008	$220,450.00
	February 26, 2008	$661,350.00
	March 11, 2008	$661,350.00
	March 25, 2008	$440,900.00
	April 22, 2008	$440,900.00
	May 6, 2008	$440,900.00
	May 27, 2008	$456,001.71
Reservoir Capital Master Fund, L.P.	January 30, 2008	$29,550.00
	February 11, 2008	$29,550.00
	February 26, 2008	$88,650.00
	March 11, 2008	$88,650.00
	March 25, 2008	$59,100.00
	April 22, 2008	$59,100.00
	May 6, 2008	$59,100.00
	May 27, 2008	$61,124.29

These demand notes, which accrued interest at the rate of 6% per year and were payable on demand, but in any event no later than June 30, 2008, were converted into preferred stock in connection with the 2008 recapitalization. See “2008 Reorganization, Recapitalization and Series B-1 Preferred Stock Financing” below.

2008 Reorganization, Recapitalization and Series B-1 Convertible Preferred Stock Financing

In June 2008, we completed a reorganization and recapitalization pursuant to which our predecessor company merged with and into a newly formed Delaware corporation, Aspen Merger Sub, Inc., a wholly-owned subsidiary of our predecessor company formed for the purpose of the reorganization. As the surviving entity to the merger, we then changed our name from “Aspen Merger Sub, Inc.” to “Aspen Aerogels, Inc.” Each outstanding share of our predecessor company’s common stock was converted in the merger into 18 shares of the company’s common stock. All unexercised and unexpired options and warrants then outstanding to purchase our predecessor company’s common stock were assumed by us and became exercisable for the company’s common stock. All outstanding shares of our predecessor company’s Series A convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock were converted in the merger into shares of our Series A-3 convertible preferred stock, Series A-2 convertible preferred stock and Series A-1 convertible preferred stock, respectively. In addition, the predecessor company’s then outstanding demand loans made prior to November 30, 2007, then outstanding 14% senior secured notes due 2010 and then outstanding demand loans made on or after November 30, 2007 were converted into shares of our Series B-3 convertible preferred stock, Series B-2 convertible preferred stock and Series B-1 convertible preferred stock, respectively. The following table summarizes these conversions of our predecessor company’s Series A convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, demand notes and 14% senior secured notes due 2010 with respect to our principal stockholders:

Type of
	Type of		Preferred	Number of
	Preferred	Number of	Shares	Shares
	Shares	Shares	Received in	Received in
Name of Beneficial Owner	Converted	Converted	Conversion	Conversion

Reservoir Capital Partners, L.P. and affiliated funds	Series D	838.8141(1)	Series A-1	1,863,372(2)
RockPort Capital Partners, L.P. and affiliated funds	Series A	279.9500(3)	Series A-3	229,867(3)
	Series C	235.8491(4)	Series A-2	315,874(5)
	Series D	67.7626(6)	Series A-1	150,530(7)

(1)	Consists of 739.6663 shares held by Reservoir Capital Partners, L.P. and 99.1478 shares held by Reservoir Capital Master Fund, L.P.

(2)	Consists of 1,643,121 shares held by Reservoir Capital Partners, L.P. and 220,251 shares held by Reservoir Capital Master Fund, L.P.

(3)	Consists of shares held by RockPort Capital Partners, L.P.

(4)	Consists of 146.2264 shares held by RockPort Capital Partners, L.P. and 89.6227 shares held by RP Co-Investment Fund I, L.P.

(5)	Consists of 195,842 shares held by RockPort Capital Partners, L.P. and 120,032 shares held by RP Co-Investment Fund I, L.P.

(6)	Consists of 32.0654 shares held by RockPort Capital Partners, L.P. and 35.6972 shares held by RP Co-Investment Fund I, L.P.

(7)	Consists of 71,231 shares held by RockPort Capital Partners, L.P. and 79,299 shares held by RP Co-Investment Fund I, L.P.

				Type of
			Original	Preferred	Number of
	Description of	Date of	Principal	Shares	Shares
	Debt	Issuance of	Amount	Received in	Received in
Name of Beneficial Owner	Converted	Debt	of Debt	Conversion	Conversion

Reservoir Capital Partners, L.P. and	Demand loans	(1)	$16,686,082.39(1)	Series B-3	8,312,260(2)
affiliated funds	14% senior secured notes due 2010	(3)	$16,480,460.48(3)	Series B-2	11,847,136(4)
	Demand loans	(5)	$5,017,126.00(5)	Series B-1	2,353,601(6)
RockPort Capital Partners, L.P. and	Demand loans	(7)	$14,506,944.47(7)	Series B-3	7,234,907(8)
affiliated funds	14% senior secured notes due 2010	(9)	$1,331,354.42(9)	Series B-2	950,910(10)

(1)	Consists of demand notes held by: Reservoir Capital Partners, L.P. dated January 19, 2007 in the original principal amount of $10,966,137.45, Reservoir Capital Partners, L.P. dated February 26, 2007 in the original principal amount of $440,900, Reservoir Capital Partners, L.P. dated March 28, 2007 in the original principal amount of $440,900, Reservoir Capital Partners, L.P. dated April 25, 2007 in the original principal amount of $440,900, Reservoir Capital Partners, L.P. dated June 6, 2007 in the original principal amount of $881,800, Reservoir Capital Partners, L.P. dated August 1, 2007 in the original principal amount of $881,800, Reservoir Capital Partners, L.P. dated September 24, 2007 in the original principal amount of $661,350, Reservoir Capital Master Fund, L.P. dated January 19, 2007 in the original principal amount of $1,469,944.94, Reservoir Capital Master Fund, L.P. dated February 26, 2007 in the original principal amount of $59,100, Reservoir Capital Master Fund, L.P. dated March 28, 2007 in the original principal amount of $59,100, Reservoir Capital Master Fund, L.P. dated April 25, 2007 in the original principal amount of $59,100, Reservoir Capital Master Fund, L.P. dated June 6, 2007 in the original principal amount of $118,200, Reservoir Capital Master Fund, L.P. dated August 1, 2007 in the original principal amount of $118,200 and Reservoir Capital Master Fund, L.P. dated September 24, 2007 in the original principal amount of $88,650.

(2)	Consists of 7,329,751 shares held by Reservoir Capital Partners, L.P. and 982,509 shares held by Reservoir Capital Master Fund, L.P.

(3)	Consists of 14% senior secured notes due 2010 held by: Reservoir Capital Partners, L.P. dated February 24, 2005 in the original principal amount of $8,818,000, Reservoir Capital Partners, L.P. dated March 23, 2005 in the original principal amount of $5,714,470.05, Reservoir Capital Master Fund, L.P. dated February 24, 2005 in the original principal amount of $1,182,000 and Reservoir Capital Master Fund, L.P. dated March 23, 2005 in the original principal amount of $765,990.43.

(4)	Consists of 10,446,805 shares held by Reservoir Capital Partners, L.P. and 1,400,331 shares held by Reservoir Capital Master Fund, L.P.

(5)	Consists of demand notes held by: Reservoir Capital Partners, L.P. dated November 30, 2007 in the original principal amount of $661,350, Reservoir Capital Partners, L.P. dated December 28, 2007 in the original principal amount of $220,450, Reservoir Capital Partners, L.P. dated January 30, 2008 in the original principal amount of $220,450, Reservoir Capital Partners, L.P. dated February 11, 2008 in the original principal amount of $220,450, Reservoir Capital Partners, L.P. dated February 26, 2008 in the original principal amount of $661,350, Reservoir Capital Partners, L.P. dated March 11, 2008 in the original principal amount of $661,350, Reservoir Capital Partners, L.P. dated March 25, 2008 in the original principal amount of $440,900, Reservoir Capital Partners, L.P. dated April 22, 2008 in the original principal amount of $440,900, Reservoir Capital Partners, L.P. dated May 6, 2008 in the original principal amount of $440,900, Reservoir Capital Partners, L.P. dated May 27, 2008 in the original principal amount of $456,001.71, Reservoir Capital Master Fund, L.P. dated November 30, 2007 in the original principal amount of $88,650, Reservoir Capital Master Fund, L.P. dated December 28, 2007 in the original principal amount of $29,550, Reservoir Capital Master Fund, L.P. dated January 30, 2008 in the original principal amount of $29,550, Reservoir Capital Master Fund, L.P. dated February 11, 2008 in the original principal amount of $29,550, Reservoir Capital Master Fund, L.P. dated February 26, 2008 in the original principal amount of $88,650, Reservoir Capital Master Fund, L.P. dated March 11, 2008 in the original principal amount of $88,650, Reservoir Capital Master Fund, L.P. dated March 25, 2008 in the original principal amount of $59,100, Reservoir Capital Master Fund, L.P. dated April 22, 2008 in the original principal amount of $59,100, Reservoir Capital Master Fund, L.P. dated May 6, 2008 in the original principal amount of $59,100 and Reservoir Capital Master Fund, L.P. dated May 27, 2008 in the original principal amount of $61,124.29.

(6)	Consists of 2,075,405 shares held by Reservoir Capital Partners, L.P. and 278,196 shares held by Reservoir Capital Master Fund, L.P.

(7)	Consists of demand notes held by: RockPort Capital Partners, L.P. dated January 19, 2007 in the original principal amount of $1,023,763.65, RP Co-Investment Fund I, L.P. dated January 19, 2007 in the original principal amount of $713,117.81, RockPort SII, LLC dated January 19, 2007 in the original principal amount of $3,157,624.65, RockPort Capital Partners II, L.P. dated January 19, 2007 in the original principal amount of $6,112,438.36, RockPort Capital Partners II, L.P. dated February 26, 2007 in the original principal amount of $500,000, RockPort Capital Partners II, L.P. dated March 28, 2007 in the original principal amount of $500,000, RockPort Capital Partners II, L.P. dated April 25, 2007 in the original principal amount of $500,000, RockPort Capital Partners II, L.P. dated June 6, 2007 in the original principal amount of $1,000,000 and RockPort Capital Partners II, L.P. dated August 1, 2007 in the original principal amount of $1,000,000.

(8)	Consists of 512,953 shares held by RockPort Capital Partners, L.P., 357,305 shares held by RP Co-Investment Fund I, L.P., 1,582,116 shares held by Rockport SII, LLC and 4,782,533 shares held by RockPort Capital Partners II, L.P.

(9)	Consists of 14% senior secured notes due 2010 held by RockPort Capital Partners, L.P. dated March 23, 2005 in the original principal amount of $630,000 and RP Co-Investment Fund I, L.P. dated March 23, 2005 in the original principal amount of $701,354.42.

(10)	Consists of 449,973 shares held by RockPort Capital Partners, L.P. and 500,937 shares held by RP Co-Investment Fund I, L.P.

In connection with the 2008 reorganization and recapitalization, we issued and sold 12,476,528 shares of our Series B-1 convertible preferred stock for an aggregate purchase price of approximately $27,018,062 under a stock purchase agreement. Shares of our Series B-1 convertible preferred stock were purchased by certain of our stockholders in the following amounts and for the following purchase prices:

	Number of	Approximate
	Shares of Series	Aggregate
	B-1 Convertible Preferred Stock	Purchase	Date of
Name of Beneficial Owner	Purchased	Price	Purchase

Arcapita Ventures I Limited	4,617,847	$10,000,000	June 10, 2008
Reservoir Capital Partners, L.P. and affiliated funds	1,385,355 (1)	$3,000,000	June 10, 2008
RockPort Capital Partners, L.P. and affiliated funds	2,078,031 (2)	$4,500,000	June 10, 2008

(1)	Consists of 1,221,606 shares purchased by Reservoir Capital Partners, L.P. and 163,749 shares purchased by Reservoir Capital Master Fund, L.P.

(2)	Consists of shares purchased by RockPort Capital Partners II, L.P.

The purpose of the 2008 reorganization and recapitalization was to modify and simplify our capital structure in order to attract additional financing for the company.

2009 Recapitalization and Series A Convertible Preferred Stock Financing

In August 2009, we consummated a recapitalization in which the then outstanding shares of our Series A-3 convertible preferred stock, Series A-2 convertible preferred stock, Series A-1 convertible preferred stock, Series B-3 convertible preferred stock and Series B-2 convertible preferred stock were converted into shares of our common stock on a 1-for-1 basis and the then outstanding shares of our Series B-1 convertible preferred stock were converted into shares of our common stock on a two-for-one basis. As part of this recapitalization and financing, we and Arcapita Ventures I Limited agreed to cancel a warrant to purchase 1,154,462 shares of Series B-1 convertible preferred stock.

The following table summarizes the preferred stock conversions with respect to our principal stockholders and does not reflect a 1-for-3 reverse stock split effected on September 25, 2009:

												Number of
												Shares of
												Common
	Number of Shares of Preferred Stock Converted											Stock
	Series	Series		Series		Series		Series		Series		Received in
Name of Beneficial Owner	A-3	A-2		A-1		B-3		B-2		B-1		Conversion

Arcapita Ventures I Limited	—	—		—		—		—		4,617,847		9,235,694
Tenaya Capital and affiliated funds	—	97,031	(1)	19,221	(1)	957,450	(1)	121,423	(1)	359,027	(1)	1,913,179	(1)
Reservoir Capital Partners, L.P. and affiliated funds	—	—		1,863,372	(2)	8,312,260	(3)	11,847,136	(4)	3,738,956	(5)	29,500,680	(6)
RockPort Capital Partners, L.P. and affiliated funds	229,867 (7)	315,874	(8)	150,530	(9)	7,234,907	(10)	950,910	(11)	2,078,031	(12)	13,039,094	(13)

(1)	Consists of shares held by Tenaya Capital IV, LP.

(2)	Consists of 1,643,121 shares held by Reservoir Capital Partners, L.P. and 220,251 shares held by Reservoir Capital Master Fund, L.P.

(3)	Consists of 7,329,751 shares held by Reservoir Capital Partners, L.P. and 982,509 shares held by Reservoir Capital Master Fund, L.P.

(4)	Consists of 10,446,805 shares held by Reservoir Capital Partners, L.P. and 1,400,331 shares held by Reservoir Capital Master Fund, L.P.

(5)	Consists of 3,297,011 shares held by Reservoir Capital Partners, L.P. and 441,945 shares held by Reservoir Capital Master Fund, L.P.

(6)	Consists of 26,013,699 shares held by Reservoir Capital Partners, L.P. and 3,486,981 shares held by Reservoir Capital Master Fund, L.P.

(7)	Consists of shares held by RockPort Capital Partners, L.P.

(8)	Consists of 195,842 shares held by RockPort Capital Partners, L.P. and 120,032 shares held by RP Co-Investment Fund I, L.P.

(9)	Consists of 71,231 shares held by RockPort Capital Partners, L.P. and 79,299 shares held by RP Co-Investment Fund I, L.P.

(10)	Consists of 512,953 shares held by RockPort Capital Partners, L.P., 357,305 shares held by RP Co-Investment Fund I, L.P., 4,782,533 shares held by RockPort Capital Partners II, L.P. and 1,582,116 shares held by RockPort SII, LLC.

(11)	Consists of 449,973 shares held by RockPort Capital Partners, L.P. and 500,937 shares held by RP Co-Investment Fund I, L.P.

(12)	Consists of shares held by RockPort Capital Partners II, L.P.

(13)	Consists of 1,460,810 shares held by RockPort Capital Partners, L.P., 1,057,573 shares held by RP Co-Investment Fund I, L.P., 8,938,595 shares held by RockPort Capital Partners II, L.P. and 1,582,116 shares held by RockPort SII, LLC.

In connection with the 2009 recapitalization, in August and September 2009 we issued and sold an aggregate of 52,843,201 shares of our Series A preferred stock for an aggregate purchase price of $30,839,407. In September and October 2010 we issued and sold an aggregate of 16,010,292 shares of our Series B preferred stock for an aggregate purchase price of $21,402,596. See “— Sales of Securities” below.

The purpose of the 2009 recapitalization was to modify and simplify our capital structure in order to attract additional financing for us.

Sales of Securities

The following table summarizes our sales of Series A preferred stock and Series B preferred stock to our officers, directors and beneficial owners of more than five percent of any class of our voting securities, and reflects the 1-for-3 reverse stock split effected on September 25, 2009. The purchase price was the fair market value as determined by arms-length negotiations between sophisticated investors and our management and board of directors. Each share of our Series A preferred stock and Series B preferred stock is convertible into one share of our common stock. Additionally, the holders of our preferred stock are entitled to a cumulative dividend at the rate of 8.0% per year, and we will issue           shares of common stock upon the closing of the offering made hereby in satisfaction of these accumulated dividends, assuming an initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, and that the offering is closed on          , 2011.

	Type of			Approximate
	Preferred	Number of		Aggregate	Date of
Name of Beneficial Owner	Shares	Shares		Purchase Price	Purchase

5% or Greater Stockholders
Arcapita Ventures I Limited(1)	Series A	5,140,488		$3,000,000	8/14/09
	Series A	5,063,381		$2,955,000	9/14/09
	Series B	1,569,961		$2,098,727	9/22/10
Argonaut Ventures I, LLC	Series A	12,851,220		$7,500,000	8/14/09
	Series A	2,499,517		$1,458,724	9/14/09
	Series B	1,831,721		$2,448,649	9/22/10
Tenaya Capital IV, L.P. and affiliated funds	Series A	1,720,198	(2)	$1,003,911	9/14/09
	Series B	625,531	(3)	$836,211	9/22/10
Reservoir Capital Partners, L.P. and affiliated funds	Series A	5,997,236	(4)	$3,500,000	8/14/09
	Series A	7,710,733	(5)	$4,500,000	9/14/09
	Series B	2,809,085	(6)	$3,755,191	9/22/10
RockPort Capital Partners, L.P. and affiliated funds	Series A	3,426,992	(7)	$2,000,000	8/14/09
	Series A	3,769,692	(8)	$2,200,000	9/14/09
	Series B	1,377,332	(9)	$1,841,221	9/22/10
Officers and Directors
P. Ramsay Battin	Series A	25,702		$15,000	9/14/09
	Series B	3,067		$4,100	10/20/10
John F. Fairbanks	Series A	12,919		$7,540	9/10/09
	Series B	1,541		$2,061	10/20/10
Donald R. Young	Series A	12,919		$7,540	9/10/09
	Series B	1,541		$2,061	10/20/10

(1)	Does not include shares of preferred stock purchased by P. Ramsay Battin, a director of Arcapita Inc., which is an affiliate of Arcapita Ventures I Limited, and referenced under the “Officers and Directors” section of this table.

(2)	Consists of 676,380 shares of Series A preferred stock purchased by Tenaya Capital IV-P, LP, 649,052 shares of Series A preferred stock purchased by Tenaya Capital IV-C, LP and 394,766 shares of Series A preferred stock purchased by Tenaya Capital IV, LP.

(3)	Consists of 211,090 shares of Series B preferred stock purchased by Tenaya Capital IV-P, LP, 202,561 shares of Series B preferred stock purchased by Tenaya Capital IV-C, LP and 211,880 shares of Series B preferred stock purchased by Tenaya Capital IV, LP.

(4)	Consists of 5,222,427 shares of Series A preferred stock purchased by Reservoir Capital Partners, L.P. and 774,809 shares of Series A preferred stock purchased by Reservoir Capital Master Fund, L.P.

(5)	Consists of 6,799,324 shares of Series A preferred stock purchased by Reservoir Capital Partners, L.P. and 911,409 shares of Series A preferred stock purchased by Reservoir Capital Master Fund, L.P.

(6)	Consists of shares of Series B preferred stock purchased by Reservoir Capital Partners, L.P.

(7)	Consists of shares of Series A preferred stock purchased by RockPort Capital Partners II, L.P.

(8)	Consists of 2,398,894 shares of Series A preferred stock purchased by RockPort Capital Partners, L.P., 965,348 shares of Series A preferred stock purchased by RockPort S II, LLC and 405,449 shares of Series A preferred stock purchased by RockPort Capital Partners II, L.P.

(9)	Consists of 344,313 shares of Series B preferred stock purchased by RockPort Capital Partners, L.P., 812,836 shares of Series B preferred stock purchased by RockPort Capital Partners II, L.P., 178,118 shares of Series B preferred stock purchased by RockPort S II, LLC and 42,065 shares of Series B preferred stock purchased by RP Co-Investment Fund I, L.P.

Agreements with Stockholders

In connection with our preferred stock financings described above under “— Sales of Securities,” we entered into various stockholder agreements with the holders of our preferred stock relating to voting rights and information rights and registration rights, among other things. Our Fifth Amended and Restated Stockholders’ Agreement dated September 22, 2010, as amended, requires the stockholders party thereto to vote to elect to our board of directors one individual designated by Argonaut Private Equity, LLC, currently Steven R. Mitchell; one individual designated by Arcapita Ventures I Limited, currently P. Ramsay Battin; one individual designated by Reservoir Capital Group, LLC, currently Craig A. Huff; one individual designated by RockPort Capital, currently David J. Prend; one individual designated by Tenaya Capital, formerly Thomas E. Banahan who resigned as a member of our board of directors on June 17, 2011; one individual who is not an affiliate of us or a preferred stockholder and is an expert in our industry, currently Mark L. Noetzel; one individual who is our Chief Executive Officer, currently Donald R. Young; and three additional individuals, currently Robert M. Gervis, William P. Noglows and Richard F. Reilly. These stockholder agreements will terminate upon the completion of this offering, except for the registration rights granted under our registration rights agreement, as more fully described below in “— Registration Rights” and in “Description of Capital Stock — Registration Rights.”

2011 Convertible Note Financing

In 2011, we issued $30.0 million aggregate principal amount of convertible notes with a maturity date of June 1, 2014 to 13 accredited investors, including 12 funds affiliated with Fidelity Investments, in our 2011 convertible note financing. Interest on the convertible notes accrues at the rate of 8.0% per year. The unpaid principal amount of the convertible notes, together with any interest accrued but unpaid thereon, will be automatically converted into common stock upon the closing of the offering made hereby at a conversion price equal to 87.5% of the price to the public in this offering. Assuming an initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, and the closing of the offering made hereby occurs on          , 2011, the $30.0 million principal amount of the outstanding convertible notes will convert into approximately           shares of our common stock.

The convertible notes were issued in a private placement in accordance with Section 4(2) of the Securities Act and the shares of common stock issued upon the automatic conversion of the convertible notes will be restricted securities. The holders of the convertible notes will be entitled to the registration rights provided in our registration rights agreement with regard to the shares of common stock issued upon the automatic conversion of the convertible notes.

Indemnification Agreements

We have entered into indemnification agreements with each of our non-employee directors and will enter into similar agreements with certain officers. The indemnification agreements and our restated certificate of incorporation and restated by-laws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitation of Directors’ and Officers’ Liability and Indemnification.”

Registration Rights

Following the expiration of the lock-up period described below in “Shares Eligible for Future Sale — Lock-Up Agreements,” pursuant to our registration rights agreement, the holders of           shares of common stock, which includes, 26,027,222 shares of common stock, 68,853,493 shares of common stock issuable upon conversion of all of our outstanding preferred stock,          shares of our common stock issuable upon conversion of our convertible notes upon completion of the offering made hereby and           shares of common stock issuable in satisfaction of accrued but unpaid dividends on preferred stock held by our preferred stockholders, and 993,985 shares of common stock issuable pursuant to the exercise of warrants or their transferees, are entitled to registration rights with respect to the shares of common stock held by them. These shares include substantially all of the shares held by our principal stockholders and their affiliates and the outstanding shares of our preferred stock held by P. Ramsay Battin, one of our directors, Donald R. Young, our President and Chief Executive Officer, and John F. Fairbanks, our Chief Financial Officer.

See “Description of Capital Stock — Registration Rights” for a more detailed description of these registration rights.

Policy for Approval of Related Person Transactions

Pursuant to the written charter of our audit committee that will be in effect upon completion of this offering, the audit committee is responsible for reviewing, discussing with management and the independent auditors and approving, (i) prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us, including our executive officers, our directors, beneficial owners of more than 5% of our securities, immediate family members of the foregoing persons and any other persons whom our board of directors determines may be considered related parties under Item 404 of Regulation S-K, has or will have a direct or indirect material interest, or (ii) courses of dealing with related parties that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. Approval of such related party transaction may, at the discretion of our audit committee, be conditioned upon our and/or the related person at issue taking any actions that our audit committee in its judgment determines to be necessary or appropriate. In the event that a member of our audit committee has an interest in the related party transaction under discussion, such member must abstain from voting on the transaction. Such member may, if so requested by the chair of the audit committee, participate in some or all of the discussions about the related party transaction in question.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes present information about the beneficial ownership of our common stock as of June 30, 2011, and as adjusted to reflect the shares offered by this prospectus, by:

•	each existing stockholder we know to beneficially own 5% or more of our common stock, which we call our principal stockholders;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days following June 30, 2011, pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The percentage of shares beneficially owned before the offering is based on 94,972,797 shares of our common stock outstanding as of June 30, 2011, which gives effect to the automatic conversion of all shares of our preferred stock outstanding at June 30, 2011 on a 1-for-1 basis into an aggregate of 68,853,493 shares of our common stock effective immediately prior to the completion of this offering, but does not give effect to (i)            shares of common stock to be issued upon the consummation of this offering to holders of our preferred stock as payment of accrued but unpaid dividends accrued through an assumed closing date of the offering made hereby of          , 2011 at an assumed offering price of $      per share the mid-point of the price range set forth on the cover page of this prospectus or (ii) the automatic conversion of $30.0 million aggregate principal amount and all accrued but unpaid interest on the convertible notes due upon the closing of the offering made hereby into an aggregate of           shares of our common stock, at a conversion price equal to 87.5% of the initial offering price, assuming an initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, and that the closing of the offering made hereby occurs on          , 2011. This information will be adjusted when a price range is determined. The percentage of shares beneficially owned after the offering is based on           shares of our common stock to be outstanding after the offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders.

			After this Offering		After this Offering
			Assuming the Underwriters’		Assuming the Underwriters’
	Prior to this Offering		Option is not Exercised		Option is Exercised in Full
	Shares of	Percentage	Shares of	Percentage	Shares of	Percentage
	Common	of Common	Common	of Common	Common	of Common
	Stock	Stock	Stock	Stock	Stock	Stock

Name of Beneficial Owner
Principal Stockholders:
Arcapita Ventures I Limited(1)	14,852,396	15.6%
Argonaut Ventures I, LLC(2)	17,182,459	18.1%
Reservoir Capital Partners, L.P. and affiliated funds (3)	26,354,045	27.7%
RockPort Capital Partners, L.P. and affiliated funds(4)	12,937,266	13.6%
Tenaya Capital and affiliated funds(5)	5,869,742	6.2%
Entities affiliated with Fidelity Investments(6)		%
Directors and Executive Officers:
Donald R. Young(7)	2,543,019	2.6%
John F. Fairbanks(8)	664,713	*
Christopher L. Marlette(9)	279,294	*
Kevin A. Schmidt(9)	763,705	*
Harry R. Walkoff(9)	650,253	*
P. Ramsay Battin(10)	28,769	*
Robert M. Gervis(9)	33,125	*
Craig A. Huff(11)	26,354,045	27.7%
Steven R. Mitchell(12)	17,182,459	18.1%
Mark L. Noetzel(9)	103,125	*
William P. Noglows(9)	33,125	*
David J. Prend(13)	12,937,266	13.6%
Richard F. Reilly(9)	65,625	*
All executive officers and directors as a group (14 persons)(14)	61,917,817	61.7%

*	Indicates beneficial ownership of less than 1%.

(1)	Consists of shares held by Arcapita Ventures I Limited (“AVIL”). AVIL is managed and advised by Arcapita Investment Management Limited and Arcapita Inc., two wholly-owned subsidiaries of Arcapita Bank B.S.C.(c), which exercises the voting and investment power over the shares held of record by AVIL. The address for AVIL is c/o Arcapita Inc., 75 Fourteenth Street, 24th Floor, Atlanta, Georgia 30309.

(2)	Consists of shares of common stock held by Argonaut Ventures I, LLC (“Argonaut”), a limited liability company, which is managed by Ken Levit and Argonaut Private Equity, LLC (“APE”). Steven R. Mitchell, one of our directors, Jason Martin, Don Millican, Fred Dorwart and Ken Kinnear are managers, and the George B. Kaiser Family Foundation (“GKFF”), an Oklahoma not-for-profit corporation, is the majority owner, of APE. Messrs. Mitchell, Martin, Millican, Dorwart and Kinnear and GKFF may be deemed to share and voting and investment control over the shares, which are beneficially owned by Argonaut. Each of these individuals and GKFF disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein. The address of Argonaut Ventures I, LLC is 6733 South Yale, Tulsa, OK 74136.

(3)	Consists of 23,502,071 shares of common stock and 3,025 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by Reservoir Capital Partners, L.P. (“RCP”) and 2,848,544 shares of common stock and 405 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by Reservoir Capital Master Fund, L.P. (“RCMF”). The securities held by RCP may be deemed to be beneficially owned by Daniel Stern and one of our directors, Craig A. Huff, who are the senior managing members (the “Reservoir Members”) of RCGM, LLC (“RCGM”). RCGM is the managing member of Reservoir Capital Group, L.L.C. (“RCG”), which is in turn the general partner of Reservoir Capital Partners (Cayman), L.P. (“RCP Cayman”), which is in turn the sole member of RCP GP, LLC (“RCP GP”), and which is in turn the general partner of RCP. The securities held by RCMF may be deemed to be beneficially owned by the Reservoir Members, who are the senior managing members of RCGM. RCGM is the managing member of RCG, which is in turn the general partner of RCMF. As a result, Messrs. Stern and Huff share voting and investment control over the shares held by RCP and RCMF. Each of the Reservoir Members, RCGM, RCG, RCP Cayman and RCP GP disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein. The address for RCP and RCMF is c/o Reservoir Capital Group, L.L.C., 650 Madison Avenue, 24th Floor, New York, New York 10022.

(4)	Consists of 3,231,129 shares of common stock and 13,972 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by RockPort Capital Partners, L.P. (“RockPort I”); 7,624,809 shares of common stock and 1,368 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by RockPort Capital Partners II, L.P. (“RockPort II”); 1,670,838 shares of common stock and 446 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by RockPort SII, LLC (“RSII”); and 394,589 shares of common stock and 115 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by RP Co-Investment Fund I, LP (“RPCIF”). The securities held by RockPort I, RockPort II, RSII and RPCIF may be deemed to be beneficially owned by RockPort Capital I, LLC, RockPort Capital II, LLC, RockPort SGII, LLC and RP Co-Investment Fund I GP, LLC, respectively, each of which is the general partner of the respective entity. The securities held by RockPort I, RockPort II, RSII and RPCIF may also be deemed to be beneficially owned by Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, Stoddard M. Wilson and one of our directors, David J. Prend, who are the managing members (the “Rockport Members”) of the general partners of each of RockPort I, RockPort II, RSII and RPCIF, all of which may be deemed to share voting and investment control with respect to such shares. Each of the general partners of RockPort I, RockPort II, RSII and RPCIF and the Rockport Members (the “Rockport Reporting Persons”) disclaim beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein. The address for the Rockport Reporting Persons is c/o RockPort Capital Partners, 160 Federal Street, 18th Floor, Boston, Massachusetts 02110.

(5)	Consists of 1,987,541 shares of common stock and 661 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by Tenaya Capital IV, LP (“TC IV”); 1,980,126 shares of common stock and 658 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by Tenaya Capital IV-P, LP (“TC IV-P”); 1,900,123 shares of common stock and 633 shares issuable upon the exercise of warrants exercisable within 60 days of June 30, 2011 held by Tenaya Capital IV-C, LP (“TC IV-C”). The general partner of TC IV is Tenaya Capital IV Annex GP, LLC (“TC IV Annex”). The general partner of both TC IV-P and TC IV-C is Tenaya Capital IV GP, LP, whose general partner is Tenaya Capital IV GP, LLC (“TC IV LLC”). The managing members of TC IV LLC and TC IV Annex are Thomas E. Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul (collectively, the “TC Managing Members”), all of which share voting and dispositive power over these shares. The TC Managing Members disclaim beneficial of such shares except to the extent of his pecuniary interest, if any. The address for TC IV, TC IV-P, TC IV-C and the TC Managing Members is c/o Tenaya Capital, 2965 Woodside Road, Suite A, Woodside, California 94062.

(6)	Consists of shares of our common stock to be issued upon the automatic conversion of $29.0 million principal amount and all accrued but unpaid interest on the convertible notes upon the closing of the offering made hereby at a conversion price equal to 87.5% of the initial offering price, assuming an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus, and that the closing of the offering made hereby occurs on , 2011, of which shares of our common stock will be issued to Fidelity Select Portfolios: Environment and Alternative Energy Portfolio; shares of our common stock will be issued to Fidelity Puritan Trust: Fidelity Puritan Fund; shares of our common stock will be issued to Variable Insurance Products Fund III: Balanced Portfolio; shares of our common stock will be issued to Fidelity Securities Fund: Fidelity Dividend Growth Fund; shares of our common stock will be issued to Fidelity Advisor Series I: Fidelity Advisor Dividend Growth Fund; shares of our common stock will be issued to Fidelity Central Investment Portfolios LLC: Fidelity Materials Central Fund; shares of our common stock will be issued to Variable Insurance Products Fund IV: Materials Portfolio; shares of our common stock will be issued to Fidelity Select Portfolios: Materials Portfolio; shares of our common stock will be issued to Fidelity Select Portfolios: Industrials Portfolio; shares of our common stock will be issued to Fidelity Advisor Series VII: Fidelity Advisor Industrials Fund; shares of our common stock will be issued to Variable Insurance Products Fund IV: Industrials Portfolio; and shares of our common stock will be issued to Fidelity Central Investment Portfolios LLC: Fidelity Industrials Central Fund. The address for each of these entities is c/o Fidelity Investments, 82 Devonshire Street, Boston, MA 02109.

(7)	Consists of 14,460 shares of common stock and 2,528,559 shares issuable upon the exercise of options exercisable within 60 days of June 30, 2011. These options include 116,412 shares issuable upon the exercise of options held by Mr. Young’s children, of which Mr. Young has sole voting power.

(8)	Consists of 14,460 shares of common stock and 650,253 shares issuable upon the exercise of options exercisable within 60 days of June 30, 2011.

(9)	Consists of shares issuable upon the exercise of options exercisable within 60 days of June 30, 2011.

(10)	Reflects securities beneficially owned individually by Mr. Battin. Mr. Battin is a director of Arcapita Inc., an affiliate of AVIL, but is not deemed to beneficially own any of the shares held by AVIL.

(11)	Reflects securities beneficially owned by RCP and RCMF as set forth in footnote 3, for which Mr. Huff is a senior managing member of the ultimate general partner of both entities. Mr. Huff disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(12)	Reflects securities beneficially owned by Argonaut as set forth in footnote 2. Mr. Mitchell is a manager of APE, a manager of Argonaut. Mr. Mitchell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(13)	Reflects securities beneficially owned by Rockport Capital Partners, L.P. and affiliated funds as set forth in footnote 4, for which Mr. Prend is the managing general partner. Mr. Prend disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(14)	See footnotes 7 through 13. Also includes options to purchase 279,294 shares of common stock held by George L. Gould, Ph.D., which are exercisable within 60 days following June 30, 2011.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated certificate of incorporation and restated by-laws are summaries and are qualified by reference to our restated certificate of incorporation and restated by-laws that will be in effect upon the closing of the offering made hereby. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of the offering made hereby.

Authorized Capitalization

Upon the closing of the offering made hereby, our authorized capital stock will consist of           shares of our common stock, par value $0.001 per share, and           shares of preferred stock, par value $0.001 per share.

As of June 30, 2011, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock upon completion of this offering, but excluding any shares issued in satisfaction of any accrued but unpaid dividends on the preferred stock and any additional shares of common stock issuable upon conversion of the Series B preferred stock, each as described above in “Capitalization,” we would have had 94,972,797 shares of common stock outstanding held of record by 111 stockholders. Immediately following the completion of this offering made hereby, we will have           shares of common stock outstanding (and           shares of common stock outstanding if the underwriters exercise their option to purchase additional shares in full) and no shares of preferred stock outstanding.

Common Stock

As of June 30, 2011, we had issued and outstanding 26,119,304 shares of common stock, held by 102 stockholders of record, and there were outstanding options to purchase 14,110,658 shares of common stock and outstanding warrants to purchase 1,127,324 shares of common stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

As of June 30, 2011, we had issued and outstanding 52,843,201 shares of Series A preferred stock, held by 53 stockholders of record and 16,010,292 shares of Series B preferred stock held by 46 stockholders of record. The holders of our Series A preferred stock and Series B preferred stock are entitled to a cumulative dividend at the rate of 8.0% per year. Upon completion of this offering, all of our outstanding shares of preferred stock will convert into           shares of common stock. We will also issue           shares of common stock upon the closing of the offering made hereby in satisfaction of accumulated dividends on our preferred stock, assuming an initial public offering price of $      per share, the mid-point of the price range set forth on the cover page of this prospectus, and that the offering is closed on          , 2011.

If we issue preferred stock after the closing of the offering made hereby, such preferred stock would have priority over common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time up to           shares of preferred stock in one or more series and to fix the terms, limitations, voting rights, relative rights and preferences and variations of each series. Although we have no present plans to issue any other shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Warrants

As of June 30, 2011, we had warrants outstanding for the number of shares of our common stock at the exercise prices and expiration dates set forth below. Warrants entitle the holder to purchase shares of our common at the specified exercise price at any time prior to the expiration date.

	Number of	Weighted-Average
Expiration Date	Shares	Exercise Price

February 24, 2013(1)(3)(4)(5)	224	$0.003
March 23, 2013(1)(3)(4)(5)	237	$0.003
October 20, 2014(1)(2)(3)(4)(5)	56	$4.525
October 28, 2014(1)(2)(3)(4)(5)	28	$4.525
January 12, 2015(1)(2)(3)(4)(5)	25	$4.525
June 10, 2016	133,339	$0.003
December 29, 2017(3)(5)	993,415	$0.001

Total:	1,127,324	$0.002

(1)	Each of these warrants contains anti-dilution provisions providing for adjustments to the exercise price upon the issuance of shares of our common stock at a price less than the exercise price, excluding shares of our common stock issuable upon exercise of options, warrants, conversion of convertible securities and certain issuances approved in advance by a majority of our board of directors.

(2)	Each of these warrants expires on the earlier of this date or a corporate event, which is defined in the warrant to include (i) the sale, transfer, exchange or other disposition of all or substantially all of our assets; (ii) a merger or reorganization that results in our stockholder immediately prior to such transaction holding less than 50% of the voting power of the surviving entity of such transaction; (iii) a dissolution or liquidation; and (iv) the sale, transfer, exchange or other disposition of all or substantially all of our common stock.

(3)	The shares underlying each of these warrants are entitled to certain registration rights set forth in our registration rights agreement. See “— Registration Rights” below for a description of these registration rights.

(4)	Each of these warrants provides that immediately before its expiration or termination, if the fair market value of one share of our common stock is greater than the exercise price, the warrant will be automatically exercised pursuant to its net exercise provision.

(5)	Each of these warrants has net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of our common based on the fair market value of the underlying shares of our common stock at the time of exercise of the warrant, after deduction of the aggregate exercise price.

Registration Rights

Following the expiration of the lock-up period described below in “Shares Eligible for Future Sale — Lock-Up Agreements,” the holders of           shares of common stock, which includes, 26,027,222 shares of common stock, 68,853,493 shares of common stock issuable upon conversion of all of our outstanding preferred stock,           shares of our common stock issuable upon

conversion of our convertible notes upon completion of the offering made hereby and           shares of common stock issuable in satisfaction of accrued but unpaid dividends on preferred stock held by our preferred stockholders, and 993,985 shares of common stock issuable pursuant to the exercise of warrants or their transferees, are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions, and fees and expenses of counsel to the registering security holders. All registration rights described below shall terminate at the earlier of (1) the seventh anniversary of the completion of this offering, provided this offering constitutes a qualified public offering under our existing third amended and restated certificate of incorporation, (2) such shares have been registered under the Securities Act and (3) with respect to any holder of registrable shares that holds less than 1% of our common stock, when such holder can sell all of such shares under Rule 144 promulgated under the Securities Act during any 90 day period.

Demand rights.  At any time after six months after the completion of this offering, subject to specified limitations, the holders representing at least a majority of these registrable shares may require that we register all or a portion of these securities for sale under the Securities Act, which we refer to as a demand registration, if the anticipated aggregate offering price of such securities is at least $10,000,000. We may be required to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Piggyback rights.  If we propose to register any of our equity securities under the Securities Act, other than in connection with (i) a registration relating solely to our employee benefit plans, (ii) a registration relating solely to a business combination or merger involving us, the holders of these registrable shares are entitled to notice of such registration and are entitled to include their shares of common stock in the registration or (iii) the initial public offering. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Form S-3 rights.  If we become eligible to file registration statements on Form S-3, subject to specified limitations, the holders of these registrable shares may require us to register all or a portion of their registrable shares on Form S-3, if the anticipated aggregate offering price of such securities is at least $2,000,000. Such requests for registration shall not be considered a demand registration pursuant to the “Demand rights” section above. We are not required to (i) effect more than two such registrations in any rolling 12-month period or (ii) keep effective at any one time more than one registration statement on Form S-3. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Restated By-Laws

The provisions of Delaware law, our restated certificate of incorporation to be filed upon completion of this offering and our restated by-laws to be effective upon completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause

Our restated certificate of incorporation and restated by-laws to be effective upon completion of this offering provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors, and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors, or its remaining members, even if less than a quorum, is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 75% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

Our restated by-laws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. For a special meeting, the notice must generally be delivered not earlier than the 90th day prior to the meeting and not later than the later of (1) the 60th day prior to the meeting or (2) the 10th day following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the restated by-laws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders

Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent

Our restated certificate of incorporation and restated by-laws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super Majority Stockholder Vote Required for Certain Actions

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Restated Bylaws” or to reduce the number of authorized shares of common stock or preferred stock. This 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, a 75% vote is also required for any amendment to, or repeal of, our restated by-laws by the stockholders. Our restated by-laws may be amended or repealed by a simple majority vote of the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

Stock Market Listing

We have applied to list our common stock on the NYSE under the symbol “ASPN.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set out below is a description of certain of our outstanding indebtedness and our revolving credit facility.

Subordinated Promissory Notes

In December 2010, we entered into a subordinated note and warrant purchase agreement with affiliates of Piper Capital LLC and other investors and issued an aggregate of $10.0 million principal amount of subordinated notes. In June 2011, we amended the subordinated note and warrant purchase agreement to revise the maturity date in connection with the issuance of our convertible notes. The subordinated notes bear interest at the rate of 12% annually and are required to be repaid upon the earlier of: (i) March 2, 2014, (ii) the first anniversary of the completion of this offering or (iii) the last business day prior to the date that any of our preferred stock is redeemed. The subordinated note and warrant purchase agreement contains standard restrictive covenants that impose significant operating and financial restrictions on our operations. As of June 30, 2011, the total outstanding principal and accrued interest under the subordinated notes was $10.6 million. In connection with the issuance of the subordinated notes, we issued warrants to purchase 1,496,107 shares of our common stock. These warrants have a seven-year term and are immediately exercisable at an exercise price of $0.001 per share. The holders of the warrants will be entitled to registration rights provided in our registration rights agreement with regard to the shares of common stock issued upon the exercise of the warrants.

The subordinated notes are subject to a negative pledge on our intellectual property and are secured by a first priority lien on all real property and equipment located at our East Providence facility and a second priority lien on all other assets, including all accounts, equipment, inventory and receivables, but excluding our intellectual property and deposit accounts.

Revolving Credit Facility

In March 2011, we entered into a $10.0 million revolving credit facility with Silicon Valley Bank, of which we could have drawn $10.0 million as of June 30, 2011. In June 2011, we amended the agreement in connection with the issuance of our convertible notes. Interest on extensions of credit under the revolving credit facility is equal to the prime rate which at June 30, 2011 was 4.0% per annum, plus 1.0% per annum, provided that if we are at or above a certain liquidity threshold, interest on extensions of credit under the revolving credit facility is equal to the prime rate plus 0.5% per annum. In addition, we are required to pay a quarterly unused revolving line facility fee of 0.5% per annum of the average unused portion of the revolving credit facility. The revolving credit facility contains standard restrictive covenants that impose significant operating and financial restrictions on our operations and also contains events of default customary for credit facilities of this type, including, among other things, nonpayment of principal or interest when due. The revolving credit facility will mature on March 31, 2013. As of June 30, 2011, there were no amounts outstanding under the revolving credit facility.

The revolving credit facility is subject to a negative pledge on our intellectual property and is secured by a second priority lien on all real property and equipment located at our East Providence facility and a first priority lien on all other assets, including all accounts, equipment, inventory and receivables, but excluding our intellectual property.

Subordinated Convertible Promissory Notes

In June 2011, we entered into a note purchase agreement with certain affiliates of Fidelity Investments and BASF Venture Capital and issued $30.0 million aggregate principal amount of convertible notes, of which $26.0 million have a maturity date of June 1, 2014 and $4.0 million have a maturity date of June 14, 2014. Interest on the convertible notes accrues at the rate of 8.0% per year. The unpaid principal amount of the convertible notes, together with any interest accrued but unpaid thereon, will be automatically converted into common stock upon the closing of the offering made hereby at a conversion price equal to 87.5% of the price to the public in this offering. The note purchase agreement contains standard restrictive covenants that impose significant operating and financial restrictions on our operations. The convertible notes are not secured. The holders of these convertible notes will be entitled to registration rights provided in our registration rights agreement with regard to the shares of common stock issued upon conversion of these convertible notes. As of June 30, 2011, the total outstanding principal and accrued interest under the convertible notes was $30.5 million.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. If a public market does develop, future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to list our common stock on the NYSE under the symbol “ASPN.”

Upon the closing of the offering made hereby, we will have outstanding an aggregate of           shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding options. Of these shares, all of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below.

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act. One such safe-harbor exemption is Rule 144, which is summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities and shares sold in this offering will be available for sale in the public market as follows:

Shares Eligible
Date Available for Sale	for Sale	Comment

Date of prospectus		Shares sold in the offering and shares that can be sold under Rule 144 that are not subject to a lock-up
180 days* after date of prospectus		Lock-up released; shares can be sold under Rule 144

*	180 days corresponds to the lock-up period described below in “— Lock-up Agreements.” This lock-up period may be extended or shortened under certain circumstances as described in that section. However, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, may in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any of these agreements.

In addition, of the 14,110,658 shares of our common stock that were issuable upon the exercise of stock options outstanding as of June 30, 2011, options to purchase 6,952,603 shares were exercisable as of June 30, 2011 and, upon exercise, these shares will be eligible for sale in the public markets, subject to the lock-up agreements and securities laws described below.

Rule 144

Affiliate Resales of Shares

Affiliates of ours must generally comply with Rule 144 if they wish to sell in the public market any shares of our common stock, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, and the shares of common stock issuable upon the conversion of our preferred stock and our convertible notes, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

In general, subject to the lock-up agreements described below, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate of ours at any time during the three months immediately before a sale can sell restricted shares of our common stock in compliance with the following requirements of Rule 144.

Holding Period.  If the shares are restricted securities, an affiliate must have beneficially owned the shares of our common stock for at least six months.

Manner of Sale.  An affiliate must sell its shares in “broker’s transactions” or certain “riskless principal transactions” or to market makers, each within the meaning of Rule 144.

Limitation on Number of Shares Sold.  An affiliate is only allowed to sell within any three-month period an aggregate number of shares of our common stock that does not exceed the greater of:

•	one percent of the number of the total number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the stock exchange where our common stock is traded during the four calendar weeks preceding either (i) to the extent that the seller is required to file a notice on Form 144 with respect to such sale, the date of filing such notice, (ii) date of receipt of the order to execute the transaction by the broker or (iii) the date of execution of the transaction with the market maker.

Current Public Information.  An affiliate may only resell its restricted securities to the extent that adequate current public information, as defined in Rule 144, is available about us, which, in our case, means that we have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days prior to the date of the sale and we have filed all reports with the SEC required by those sections during the preceding twelve months (or such shorter period that we have been subject to these filing requirements).

Notice on Form 144.  If the number of shares of our common stock being sold by an affiliate under Rule 144 during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, then the seller must file a notice on Form 144 with the SEC and the stock exchange on which our common stock is traded concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Shares

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 under the Securities Act applies to shares purchased from us by our employees, directors or consultants, in connection with a qualified compensatory stock plan or other written agreement, either prior to the date of this prospectus or pursuant to the exercise of options granted prior to the date of this prospectus. Shares issued in reliance on Rule 701 are “restricted securities,” but may be sold in the public market beginning 90 days after the date of this prospectus (i) by our affiliates, subject to compliance with the provisions of Rule 144 other than its one-year holding period requirement, and (ii) by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144.

Lock-up Agreements

Holders of           outstanding shares of our common stock, including each of our officers and directors, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters.

The 180-day restricted period will be automatically extended under the following circumstances:

•	if, during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event, then the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable; or

•	if, prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, then the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Stock Options

As of June 30, 2011, we had outstanding options to purchase 14,110,658 shares of our common stock at a weighted-average exercise price of $0.62 per share, of which options to purchase 6,952,603 shares were exercisable as of June 30, 2011. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares subject to outstanding options and options and other awards issuable under the 2001 equity incentive plan and the 2011 equity incentive plan. See “Management — Compensation — Stock Option and Other Compensation Plans” for additional information regarding these plans.

Warrants

As of June 30, 2011, we had outstanding warrants to purchase an aggregate of 1,127,324 shares of our common stock at a weighted-average exercise price of $0.002 per share. Any shares purchased pursuant to these warrants will be “restricted shares” and may be sold in the public market only if they are registered under the Securities Act or qualify for an exemption from such registration.

Registration Rights

Upon expiration of the lock-up period described above in “— Lock-Up Agreements,” the holders of           shares of common stock and 993,985 shares of common stock issuable pursuant to the exercise of warrants, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder as of the date hereof. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or other entities which are transparent for U.S. federal income tax purposes, or persons who hold their common stock through a partnership or other transparent entity. A partner in a partnership or other transparent entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States (such income, “U.S. effectively connected income”), are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (as defined in the Code), and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition (which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States); or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” for U.S. federal income tax purposes, unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although valuations are inherently uncertain, and no assurance can be given that our valuations of our “U.S. real property interests” and our other assets used or held for use in a trade or business will not change, we nevertheless believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. Furthermore, even if we were to become a “U.S. real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held at any time during the five year period preceding the date of disposition (or such non-U.S. holder’s holding period, if shorter) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Generally, a holder will comply with such procedures if it certifies, under penalty of perjury, that it is a non-U.S. holder (by providing a properly executed IRS Form W-8BEN or otherwise meeting documentary evidence requirements for establishing that it is a non-U.S. holder) and the payor does not have actual knowledge or reason to know that such holder is a United States person (as defined in the Code) or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies under penalty of perjury its status as a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person (as defined in the Code)) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of the material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Number of
Underwriters	Shares

Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $     .

We and our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day restricted period, then the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list the common stock on the NYSE under the symbol “ASPN.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom.  Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong.  The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan.  The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the common stock being offered will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. The underwriters are represented by Simpson Thacher & Bartlett LLP, New York, New York, in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Aspen Aerogels, Inc. as of December 31, 2010 and 2009, and for the years ended December 31, 2008, 2009 and 2010, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete and in each instance we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon the closing of the offering, we will become subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. These documents will also be publicly available, free of charge, on our website, www.aerogel.com. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm.

Aspen Aerogels, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Aspen Aerogels, Inc.:

We have audited the accompanying consolidated balance sheets of Aspen Aerogels, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aspen Aerogels, Inc. and subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts
June 24, 2011

ASPEN AEROGELS, INC.

Consolidated Balance Sheets

	December 31
	2009	2010
	(In thousands, except
	share and per share data)

Assets
Current assets:
Cash and cash equivalents	$27,502	$26,800
Marketable securities	—	4,020
Accounts receivable, net of allowance for doubtful accounts	4,234	10,205
Costs in excess of billings	100	124
Inventories	1,601	2,253
Prepaid expenses and other current assets	354	419

Total current assets	33,791	43,821
Restricted cash	556	857
Property, plant, and equipment, net	29,763	42,622
Other assets	625	1,495

Total assets	$64,735	$88,795

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Long-term debt, current portion	$262	$247
Capital leases, current portion	15	20
Accounts payable	2,927	5,597
Accrued expenses	791	5,987
Deferred revenue	630	447
Other current liabilities	7,400	6,800

Total current liabilities	12,025	19,098
Long-term debt, excluding current portion	247	7,820
Capital leases, excluding current portion	51	52
Other long-term liabilities	14,578	10,142

Total liabilities	26,901	37,112

Commitments and contingencies (Note 14)
Series B redeemable convertible preferred stock, $0.001 par value; authorized 17,000,000 shares; issued and outstanding 0 and 16,010,292 shares at December 31, 2009 and 2010, at redemption and liquidation value	—	28,799
Series A redeemable convertible preferred stock, $0.001 par value; authorized, issued and outstanding 52,843,201 shares at December 31, 2009 and 2010, at redemption and liquidation value	31,681	80,987
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; authorized 114,000,000 shares; issued and outstanding 25,567,499 and 25,574,570 shares at December 31, 2009 and 2010	26	26
Additional paid-in capital	192,392	138,038
Accumulated deficit	(186,265)	(196,175)
Accumulated other comprehensive income	—	8

Total stockholders’ (deficit) equity	6,153	(58,103)

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$64,735	$88,795

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Operations

	Year Ended December 31
	2008	2009	2010
	(In thousands, except share and per share data)

Revenue:
Product	$17,202	$24,752	$38,690
Research services	2,868	3,864	4,519

Total revenue	20,070	28,616	43,209
Cost of revenue:
Product	32,160	30,462	35,399
Research services	1,169	1,788	2,119
Impairment charge	2,524	—	—

Gross profit (loss)	(15,783)	(3,634)	5,691

Operating expenses:
Research and development	2,134	2,524	2,985
Sales and marketing	4,034	3,994	4,526
General and administrative	6,180	5,430	5,675

Total operating expenses	12,348	11,948	13,186

Income (loss) from operations	(28,131)	(15,582)	(7,495)

Other income (expense):
Interest income	287	18	170
Interest expense	(7,400)	(3,075)	(2,585)

Total other expense, net	(7,113)	(3,057)	(2,415)

Net income (loss)	(35,244)	(18,639)	(9,910)
Dividends and accretion of redeemable convertible preferred stock	(2,351)	(2,984)	(57,007)

Net income (loss) attributable to common stockholders	$(37,595)	$(21,623)	$(66,917)

Net income (loss) per common share attributable to common stockholders, basic and diluted	$(3,389.12)	$(2.21)	$(2.62)

Weighted-average common shares outstanding, basic and diluted	11,093	9,751,616	25,574,286

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Stockholders’ (Deficit) Equity and Comprehensive Income (Loss)

					Accumulated
	Common Stock		Additional		Other	Total
	$0.001 Par Value		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Value	Capital	Deficit	Income	(Deficit)/Equity
	(In thousands, except share and per share data)

Balance at December 31, 2007	9,408	$—	$9,327	$(132,382)	$—	$(123,055)
Net income (loss) and total comprehensive income (loss)	—	—	—	(35,244)	—	(35,244)
Issuance of common stock warrants	—	—	73	—	—	73
Stock compensation expense	—	—	927	—	—	927
Dividends on redeemable convertible preferred stock	—	—	(2,512)	—	—	(2,512)
Exercise of common stock warrants	14,287	—	—	—	—	—
Exchange of redeemable convertible preferred stock	—	—	55,968	—	—	55,968
Accretion of redeemable convertible preferred stock to redemption value	—	—	(55,807)	—	—	(55,807)

Balance at December 31, 2008	23,695	—	7,976	(167,626)	—	(159,650)

Net income (loss) and total comprehensive income (loss)	—	—	—	(18,639)	—	(18,639)
Issuance of common stock	2,272	—	—	—	—	—
Stock compensation expense	—	—	831	—	—	831
Dividends on redeemable convertible preferred stock	—	—	(2,682)	—	—	(2,682)
Conversion of preferred stock and related dividends to	25,541,532	26	186,084	—	—	186,110
common stock
Cancellation of warrant liability	—	—	485	—	—	485
Accretion of redeemable convertible preferred stock to redemption value	—	—	(302)	—	—	(302)

Balance at December 31, 2009	25,567,499	26	192,392	(186,265)	—	6,153

Comprehensive income (loss):
Net income (loss)	—	—	—	(9,910)	—	(9,910)
Unrealized gain on available-for-sale securities	—	—	—	—	8	8

Total comprehensive income (loss)						(9,902)

Issuance of common stock	7,071	—	2	—	—	2
Issuance of common stock warrant	—	—	2,183	—	—	2,183
Stock compensation expense	—	—	468	—	—	468
Dividends on redeemable convertible preferred stock	—	—	(2,928)	—	—	(2,928)
Accretion of redeemable convertible preferred stock to redemption value	—	—	(54,079)	—	—	(54,079)

Balance at December 31, 2010	25,574,570	$26	$138,038	$(196,175)	$8	$(58,103)

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2008	2009	2010
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$(35,244)	$(18,639)	$(9,910)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	7,059	5,630	4,633
Asset impairment charge	2,524	—	—
Imputed interest	3,507	3,000	2,425
Paid-in-kind interest	3,446	—	—
Loss on sale of marketable securities	—	—	53
Stock compensation expense	927	831	468
Change in fair value of preferred stock warrant liability	165	—	—
Settlement of asset retirement obligation	—	—	(40)
Changes in operating assets and liabilities:
Accounts receivable	(1,069)	232	(5,971)
Costs in excess of billings	209	(20)	(24)
Inventories	(1,812)	1,591	(652)
Prepaid expenses and other assets	(54)	47	(348)
Accounts payable	1,931	(1,295)	181
Accrued expenses	(41)	142	1,642
Deferred revenue	479	(91)	(183)
Other long-term liabilities	(4,000)	(4,400)	(7,400)

Net cash used in operating activities	(21,973)	(12,972)	(15,126)

Cash flows from investing activities:
Capital expenditures	(1,121)	(1,644)	(11,341)
Proceeds from sale of equipment	31	—	—
Decrease (increase) in restricted cash	128	(139)	(301)
Purchase of marketable securities	—	—	(15,037)
Proceeds from maturities and sales of marketable securities	10	—	10,972

Net cash used in investing activities	(952)	(1,783)	(15,707)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	8,000	—	10,000
Repayment of borrowings under long-term debt	(483)	(249)	(265)
Deferred financing costs	—	—	(687)
Repayment of obligations under capital lease	(3)	(20)	(17)
Proceeds from issuance of preferred stock	26,605	30,538	21,098
Proceeds from issuance of common stock	—	—	2

Net cash provided by financing activities	34,119	30,269	30,131

Net increase (decrease) in cash	11,194	15,514	(702)
Cash at beginning of period	794	11,988	27,502

Cash at end of period	$11,988	$27,502	$26,800

Supplemental disclosures of cash flow information:
Interest paid	$56	$41	$33

Income taxes paid	$—	$—	$—

Supplemental disclosures of non-cash activities:
Accrued dividends on preferred stock	$2,512	$2,682	$2,928

Accretion of preferred stock	$55,807	$302	$54,079

Issuance of common stock warrants	$—	$—	$2,183

Issuance of preferred stock warrants	$321	$—	$—

Exchange of preferred stock and related dividends	$55,968	$186,110	$—

Conversion of debt	$92,771	$—	$—

Cancellation of preferred stock warrant liability	$—	$485	$—

Accrued capital expenditures	$—	$—	$6,044

Capital lease	$—	$87	$23

See accompanying notes to consolidated financial statements.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

(1)	Description of Business

Nature of Business

Aspen Aerogels, Inc. (the Company) is an energy efficiency company that designs, develops, and manufactures innovative, high-performance aerogel insulation. The Company also conducts research and development related to aerogel technology supported by funding from several agencies of the U.S. government and other institutions in the form of research and development contracts.

The Company’s predecessor was incorporated in Delaware on May 4, 2001, and the Company maintains its corporate offices in Northborough, Massachusetts. The Company maintains wholly owned subsidiaries in Rhode Island, Aspen Aerogels Rhode Island, LLC, and in Germany, Aspen Aerogels Germany, GmbH.

Liquidity

The Company has incurred operating losses and negative cash flow since inception, has an accumulated deficit of $196,175 as of December 31, 2010, and has significant ongoing cash flow commitments. The Company has invested significant resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and costs required by its customers. At December 31, 2010, the Company markets a set of commercially viable products, serves a growing base of customers and is experiencing rapid revenue growth.

During 2010, the Company generated sufficient revenue to produce a positive annual gross profit. However, the Company has not yet generated net income or positive cash flow from operations. As more fully discussed in Note 12, the Company’s Cross License Agreement with Cabot Corporation requires payments through 2013 in an aggregate of $18,800. In addition, as more fully discussed in Note 11, the Company has an aggregate of $10,000 of 12% Secured Subordinated Promissory Notes (the Subordinated Notes) outstanding to several investors at December 31, 2010. The Company’s ability to achieve sufficient operating cash flows to generate net income, to fully fund operations and to meet upcoming commitments will require continued capacity expansions and related capital investments. Accordingly, the Company committed to expend up to $31,500 to expand its East Providence, Rhode Island, manufacturing facility during 2010 with completion expected during the second quarter of 2011. This expansion includes the addition of a second manufacturing line and is designed to double the Company’s manufacturing capacity.

Since inception, the Company has funded its operating losses, capital investments, and other obligations principally through equity financings, bridge loans between equity financings and debt financings. As discussed in Note 7, the Company completed preferred equity financings in 2009 and 2010 that generated $30,538 and $21,098, respectively, in net proceeds. In addition, as discussed in Note 11, in December 2010, the Company issued the Subordinated Notes to several investors generating net proceeds of $9,788 in cash in connection with the funding of the second manufacturing line at its East Providence, Rhode Island, manufacturing facility.

2011 Outlook

The Company’s current financial forecast anticipates increasing revenue levels and improving cash flow from operations throughout 2011. Based on current revenue and expense forecasts, the Company believes that its existing cash and cash equivalents and the net proceeds from its recent equity and debt financings will be sufficient to satisfy its anticipated cash requirements at least through 2011. If the Company’s operating performance deteriorates from levels achieved during 2010,

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

it could have a significant effect on the Company’s liquidity and its ability to continue in the future as a going concern.

However, the Company has continued to expand its financial resources and sources of available credit. As more fully described in Note 18, in March 2011, the Company entered into a senior, revolving line of credit agreement with a bank which provides up to $10,000 in borrowing capacity and issued notes payable to several investors in June 2011 generating gross proceeds of $30,000.

(2)	Summary of Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts in the financial statements and corresponding footnotes have been reclassified to conform to the current year’s presentation.

In September 2007, the Company enacted a 1-for-10,000 reverse stock split across all equity classes; in June 2008, the Company enacted an 18-for-1 conversion of all common stock, common stock options and common stock warrants; and in September 2009, the Company enacted a 1-for-3 reverse stock split across all equity shares. Par value remained unchanged as a result of these splits. All references to the number of issued shares in this report are references to the combined and split numbers of shares. All share, warrant, option and related information presented in these consolidated financial statements and accompanying notes has been retroactively adjusted for the stock splits and conversion.

In order to comply with Securities and Exchange Commission rules and regulations, the Company reclassified redeemable convertible preferred stock amounting to $30,538 and $105,411 at December 31, 2009 and 2010, respectively, and issuance costs amounting to $302 and $606, respectively, to remove them from permanent stockholders’ (deficit) equity and classify them as temporary equity within the consolidated balance sheets. The Company also reclassified $841 and $3,769 in accrued dividends related to the redeemable convertible preferred stock from accrued expenses to temporary stockholders’ equity within the consolidated balance sheets as of December 31, 2009 and 2010, respectively.

Use of Estimates

The preparation of the consolidated financial statements requires the Company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, allowances for doubtful accounts, inventory, stock-based compensation, and deferred income taxes. These estimates and assumptions are based on the Company’s best estimate and judgment. The Company evaluates its estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment, which it believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity markets, and declines in consumer spending have combined to increase the uncertainty

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition

The Company recognizes revenue from the sale of products and delivery of research and development services. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, the price to the buyer is fixed or determinable, delivery has occurred or services have been provided and, collectability is reasonably assured.

Product Revenue

Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment or delivery. The Company’s customary shipping terms are FOB shipping point; however, some products are shipped using FOB destination shipping terms. Revenue associated with products shipped FOB destination is deferred until the products reach their specified destination. Products are typically delivered without significant post-sale obligations to customers other than standard warranty obligations for product defects.

The Company provides warranties for its products and records the estimated cost within cost of sales in the period that the related revenue is recorded. The Company’s standard warranty period extends one to two years from the date of sale, depending on the type of product purchased. The warranties provide that the Company’s products will be free from defects in material and workmanship, and will, under normal use, conform to the specifications for the product. For the years ended December 31, 2008, 2009, and 2010, warranty claims and charges have been insignificant.

Research Services Revenue

The Company performs research services under contracts with various government agencies and other institutions. The Company records revenue earned on research services contracts using the percentage-of-completion method in two ways: (1) for firm-fixed-price contracts, the Company accrues that portion of the total contract price that is allocable, on the basis of the Company’s estimates of costs incurred to date to total contract costs; (2) for cost-plus-fixed-fee contracts, the Company records revenue that is equal to total payroll cost incurred times a stated factor plus reimbursable expenses, to a stated upper limit. The primary cost in the arrangements is the labor effort expended in completing research and the only deliverable other than the labor hours expended is reporting of research results to the customer. Because the input measure of labor hours expended is also reflective of the output measure, it is a reliable means to measure the extent of progress towards completion. Revisions in cost estimates and fees during the course of the contract are reflected in the accounting period in which the facts that require the revisions become known.

Contract costs and rates used to allocate overhead to contracts are subject to audit by the respective contracting government agency. Adjustments to revenue as a result of audit are recorded in the period they become known. Provision is made for the entire amount of future estimated losses on contracts when the current contract estimate is a loss while claims for additional contract compensation are not reflected in the accounts until the year in which such claims are identifiable and receipt is probable.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost-Sharing Arrangements

The Company has entered into several cost-sharing arrangements with various agencies of the U.S. government. Funds paid to the Company under these agreements are not reported as revenues but are used to directly offset the Company’s cost of revenues, research and development, sales and marketing and general and administrative expenses in support of its product revenue.

Costs incurred and the related cost of revenues, research and development, sales and marketing and general and administrative expenditures offset by cost sharing funding received under these contracts are as follows:

	Year Ended December 31
	2008	2009	2010

Costs incurred	$3,193	$1,672	$2,005

Expenditures offset by cost sharing funding received:
Cost of revenue:
Product	43	20	33
Research services	1,227	637	1,124
Operating expenses:
Research and development	1,214	620	475
Sales and marketing	342	193	170
General and administrative	367	202	203

Total expenditures offset by cost sharing	$3,193	$1,672	$2,005

Shipping and Handling Costs

Shipping and handling costs are classified as a component of cost of revenue. Customer payments of shipping and handling costs are recorded as product revenue.

Research and Development

Costs incurred in the research and development of the Company’s products are expensed as incurred and include salaries, services provided by third-party contractors, materials, and supplies and are classified as research and development expenses. Research and development costs directly associated with research services revenue are classified as research services in cost of revenue.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. The Company accounts for uncertain tax positions using a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes penalties and interest related to recognized tax positions, if any, as a component of income tax expense.

Stock-based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense in the consolidated financial statements on a straight-line basis over the requisite service period. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock-based awards, which requires a number of complex and subjective assumptions including fair value of the underlying security, the expected volatility of the underlying security, a risk-free interest rate, the expected term of the option, and the forfeiture rate for the award class. The Company engaged a third party independent valuation specialist to assist the Company in estimating the fair value of the underlying securities for all stock-based awards issued in 2008, 2009, and 2010. Stock-based compensation, which is included in cost of sales and operating expenses, consists of the following:

	Year Ended
	December 31
	2008	2009	2010

Product cost of revenue	$178	$148	$81
Research and development expenses	67	96	57
Sales and marketing expenses	136	157	87
General and administrative expenses	546	430	243

Total stock-based compensation	$927	$831	$468

Cash and Cash Equivalents and Restricted Cash

Cash equivalents include short-term, highly-liquid instruments, which consist of money market accounts. The majority of cash and cash equivalents are maintained with major financial institutions in North America. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

The Company is required to maintain cash balances as collateral for the lease of the Company’s Northborough, Massachusetts, facility and performance obligations under specific commercial contracts. Restricted cash at December 31, 2009 and 2010 was $556 and $857, respectively.

Marketable Securities

Marketable securities consist primarily of marketable debt securities and U.S. government securities, which are classified as available-for-sale and are carried at fair market value at December 31, 2010. The unrealized gains and losses on available-for-sale securities are recorded in accumulated other comprehensive income. The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase to be cash equivalents and investments with maturities of greater than 90 days at the time of purchase to be marketable securities. When a marketable security incurs a significant unrealized loss for a sustained period of time, the Company reviews the instrument to determine if it is other-than-temporarily impaired. If it is determined that an

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instrument is other-than-temporarily impaired, the Company records the unrealized loss in the consolidated statement of operations.

Costs in Excess of Billings

Costs in excess of billings represent contract costs incurred that have not been billed to certain research services contracts. These amounts are expected to be billed and collected in the normal course of business.

Inventories

Inventory consists of finished products, work-in-process, and raw materials. Inventories are carried at lower of cost, determined using the first-in, first-out (FIFO) method, or market. Cost includes materials, labor, and manufacturing overhead. The Company includes products that have been delivered to customers for which the related revenue has been deferred in finished goods inventory.

The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence or damaged goods to ensure values approximate lower of cost or market. The amount of such markdowns is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, selling prices, and market conditions.

Fair Value of Financial Instruments

Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company discloses the manner in which fair value is determined for assets and liabilities based on a three-tiered fair value hierarchy. The hierarchy ranks the quality and reliability of the information used to determine the fair values. The three levels of inputs described in the standard are:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs, other than Level 1 prices, that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2010, the Company held marketable securities classified as available-for-sale securities totaling $4,020, which were valued utilizing Level 1 inputs.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of accounts receivable and cash equivalents. The Company’s customers consist primarily of insulation distributors located throughout the world. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable. The allowance for doubtful accounts was $10, $15, $10, and $12 at December 31, 2007, 2008, 2009 and 2010, respectively. The Company reviews the allowance for doubtful accounts monthly. The Company does not have any off-balance-sheet credit exposure related to its customers.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2008, one customer represented 12% of total revenues. For the year ended December 31, 2009, no customers represented 10% or more of the Company’s total revenues, while for the year ended December 31, 2010, one customer represented 14% of total revenues. At December 31, 2009, three customers accounted for 16%, 15% and 10% of accounts receivable, while at December 31, 2010, the Company had one customer that accounted for 32% of accounts receivable.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost. Assets held under capital leases are stated at the lesser of the present value of future minimum payments, using the Company’s incremental borrowing rate or the fair value of the property at the inception of the lease. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property, plant and equipment. The Company has capitalized interest costs as part of the historical cost of constructing manufacturing facilities. For the years ended December 31, 2008, 2009 and 2010, the Company did not capitalize any interest costs. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flows models, quoted market values and third-party independent appraisals, as considered necessary.

Other Assets

Other assets primarily include long-term deposits and deferred financing costs which were incurred in connection with the issuance of debt. Deferred financing costs consist primarily of legal and banking fees and are amortized into interest expense using the effective interest rate method over the life of the related debt.

Deferred Revenue

The Company records deferred revenue for product sales when (i) the Company has delivered products but other revenue recognition criteria have not been satisfied or (ii) payments have been received in advance of products being delivered.

Asset Retirement Obligations

The Company records asset retirement obligations associated with its lease obligations and the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development, and/or normal use of the assets. If it is determined that a legal obligation exists, regardless of whether the obligation is conditional on a future event, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of fair value can be made. An amount equal to the fair value of the liability is also recorded as a long-term asset that is depreciated over the estimated life of the asset. The difference between the gross expected future cash outflow and its present value is accreted over the life of the related lease as an operating expense.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified as temporary equity and shown net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying amount of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of changes in the fair market value of available-for-sale securities.

Segments

Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

Information about the Company’s revenues, based on shipment destination or services location, is presented in the following table:

	Year Ended December 31
	2008	2009	2010

Revenue:
U.S.	10,427	12,668	20,056
International	9,643	15,948	23,153

	$20,070	$28,616	$43,209

Subsequent Events

Subsequent events have been evaluated through the date these consolidated financial statements were filed (See Note 18).

Recently Issued Accounting Standards

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements (ASU 2009-13). ASU 2009-13 supersedes certain guidance in FASB ASC Topic 605-25, Multiple-Element Arrangements and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. The Company has completed its evaluation of ASU 2009-13 and determined that it will not have a material impact on the Company’s consolidated financial statements.

(3)	Related Party Transactions

The Company had the following transactions with related parties:

The Company sold aerogel products to one shareholder of the Company, totaling $3,448, for the year ended December 31, 2010. The Company sold aerogel products to two shareholders of the Company, totaling $2,444 and $1,627 for the years ended December 31, 2008 and 2009, respectively.

The Company had trade receivables outstanding with affiliates of approximately $440 and $0 at December 31, 2009 and 2010, respectively.

One of the Company’s principal shareholders is a director of a company that owns an insurance broker from which the Company purchases insurance. The Company’s yearly premiums for a comprehensive property and casualty insurance program were $400, $367 and $347 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company paid legal fees on behalf of certain of its principal shareholders of $40, $167 and $86 for the years ended December 31, 2008, 2009 and 2010, respectively.

As discussed in Note 6, the Company had demand notes payable to several of its principal shareholders through June 10, 2008.

(4)	Property, Plant, and Equipment

Property, plant, and equipment consist of the following:

	December 31
	2009	2010	Useful life

Construction in progress	$191	$13,215	—
Buildings	12,884	12,884	30 years
Machinery and equipment	31,237	35,606	5 — 7 years
Computer equipment and software	1,416	1,431	3 years

Total	45,728	63,136
Accumulated depreciation and amortization	(15,965)	(20,514)

Property, plant and equipment, net	$29,763	$42,622

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plant and equipment under capital leases consist of the following:

	December 31
	2009	2010

Office equipment, at cost	$62	$94
Vehicles, at cost	84	73

Total capital leases	146	167
Accumulated amortization	(70)	(88)

Capital leases, net	$76	$79

Depreciation expense for the years ended December 31, 2008, 2009 and 2010, was $6,479, $5,417 and $4,549, respectively. Depreciation associated with assets under capital lease for the years ended December 31, 2008, 2009 and 2010, was $3, $11, and $18, respectively.

Construction in progress at December 31, 2009 and 2010, included $191 and $13,215, respectively, related to capital projects in the Company’s manufacturing facility located in East Providence, Rhode Island.

In an effort to reduce fixed costs and fully utilize the Company’s manufacturing facility in East Providence, Rhode Island, during 2008 management decided to discontinue manufacturing operations in its demonstration scale facility in Northborough, Massachusetts. The Northborough facility ceased operations in July 2009. This event required an impairment analysis to be performed during 2008, and the carrying values of the related machinery and equipment were reduced to fair value as of December 31, 2008. This resulted in a pretax charge of $2,524 recorded in cost of revenue in the consolidated statement of operations for the year ended December 31, 2008.

(5)	Inventories

Inventories consist of the following:

	December 31
	2009	2010

Raw material	$1,288	$1,657
Finished goods	313	596

Total	$1,601	$2,253

(6)	Recapitalization and Reorganization

2009 Recapitalization and Financing

On August 14, 2009, the Company approved and initiated a recapitalization and financing pursuant to which all outstanding Series A-3 Redeemable Convertible Preferred Stock (Series A-3), Series A-2 Redeemable Convertible Preferred Stock (Series A-2), Series A-1 Redeemable Convertible Preferred Stock (Series A-1), Series B-3 Redeemable Convertible Preferred Stock (Series B-3) and Series B-2 Redeemable Convertible Preferred Stock (Series B-2) were converted on a 1-for-1 basis, and the Series B-1 Redeemable Convertible Preferred Stock (Series B-1) was converted into two shares of common stock for each share of Series B-1, resulting in the issuance of 25,541,532 shares of common stock, par value $0.001. In addition, the holder of the Series B-1 warrant agreed to its cancellation and released the Company from all obligations with respect thereto. The Company then

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued and sold 52,843,201 shares of its newly created Series A (2009) Redeemable Convertible Preferred Stock (Series A (2009)) for net proceeds of $30,538.

2008 Reorganization and Financing

On June 10, 2008, the Company undertook a reorganization pursuant to which an 18-for-1 conversion was affected for all issued common stock, common stock options, and common stock warrants. All outstanding shares of the Series A (2001) Redeemable Convertible Preferred Stock (Series A (2001)), Series C Redeemable Convertible Preferred Stock (Series C), and Series D Redeemable Convertible Preferred Stock (Series D) were exchanged into shares of Series A-3, Series A-2, and Series A-1 (collectively the Series A (2008)). All obligations under the then outstanding 14% notes and demand notes were converted into shares of Series B-3, Series B-2, and Series B-1 (collectively the Series B (2008)). The Company then issued and sold 4,158,843 shares of Series B-1. The 2008 reorganization and financing resulted in the conversion of $93,047 of then outstanding debt into redeemable convertible preferred stock and the receipt of $26,605 of cash by the Company at closing. The net proceeds of the 2008 financing were used to fund the Company’s ongoing operations and capital investments.

(7)	Redeemable Convertible Preferred Stock

At December 31, 2010, the Company had 16,010,292 shares of Series B Redeemable Convertible Preferred Stock (Series B (2010)) outstanding and 52,843,201 shares of Series A Redeemable Convertible Preferred Stock (Series A (2009)) outstanding, and no other shares of redeemable convertible preferred stock were outstanding, including preferred stock issued in the 2008 reorganization and financing.

At December 31, 2007, the Company had 293.95, 1,116.18 and 1,024.74 shares of issued and outstanding Series A (2001), Series C and Series D with redemption values of $4,032, $23,648 and $35,183, respectively.

The following is a summary of the Company’s Series A (2001), Series C and Series D for the years ended December 31, 2008, 2009 and 2010:

	Series A (2001)		Series C		Series D
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2007	293.95	$4,032	1,116.1831	$23,648	1,024.7362	$35,183
Dividends	—	—	—	—	—	850
Exchange of redeemable convertible preferred stock and related dividends	(293.95)	(4,032)	(1,116.1831)	(23,648)	(1,024.7362)	(36,033)

Balance at December 31, 2008, 2009 and 2010	—	$—	—	$—	—	$—

On June 10, 2008, in conjunction with the 2008 reorganization and financing, all of the then outstanding Series A (2001), Series C and Series D and related dividends were exchanged for 80,454 shares of Series A-3, 498,303 shares of Series A-2 and 758,795 shares of Series A-1 with fair values at the date of exchange of $348, $2,048 and $5,349, respectively. The carrying amount of the redeemable convertible preferred stock exchanged exceeded the fair value of the consideration conveyed to the same preferred stockholders by $55,968. Holders of the Series A-3, Series A-2, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series A-1 had the right to require the Company to redeem all such outstanding shares at a redemption price equal to the greater of the applicable liquidation amount, plus accrued but unpaid dividends or the fair market value, plus accrued but unpaid dividends. Accordingly, the Company recorded accretion to redemption value of $759, $4,456 and $12,410 relating to the Series A-3, Series A-2, and Series A-1, respectively, during the year ended December 31, 2008.

On June 10, 2008, the Company converted $31,098 of obligations, net of an original issue discount of $276, under the then outstanding 14% notes into 4,786,982 shares of Series B-2 and $61,949 of obligations under the then outstanding demand notes into 7,971,886 shares of Series B-3 and 1,563,681 shares of Series B-1. Additionally, the Company issued and sold 4,158,875 shares of Series B-1 to new and existing stockholders for net proceeds of $26,605. In the aggregate, the Company received $37,177 in consideration from investors for the issuance of 5,722,556 shares of Series B-1.

In connection with the Series B-1, the Company issued a warrant to the lead investor to purchase shares of Series B-1 at $6.49653 per share (Series B-1 Warrant). The Series B-1 Warrant was exercisable upon issuance and set to expire on December 10, 2009. The Company estimated the initial fair value of the Series B-1 Warrant as of the date of grant to be $321 using the Black-Scholes option-pricing model with the following assumptions: (i) risk free interest rate of 3.66%, (ii) life of ten months, (iii) volatility of 33%, and (iv) no expected dividends. The warrant was accounted for as a liability because it was exercisable for the Company’s Series B-1, which was redeemable, and changes in the fair value were recorded as interest expense. The fair value of the warrant as of December 31, 2008, was calculated to be $485 using the Black-Scholes option pricing model.

During the year ended December 31, 2008, the Company recorded accretion totaling $37,906 relating to the Series B-1 consisting of closing costs of $408, discount for the fair value of the Series B-1 Warrants of $321 and adjustment of the carrying value to redemption value of two times the original issuance price of Series B-1 totaling $37,177 relating to liquidation and redemption rights. At December 31, 2008, the redemption and liquidation value of the Series B-1 was $76,016, which included $1,662 in accrued but unpaid dividends.

The following is a summary of the Company’s Series A (2008) and Series B (2008) for the years ended December 31, 2008, 2009 and 2010:

	Series A-1		Series A-2		Series A-3
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2007	—	$—	—	$—	—	$—
Exchange of redeemable convertible preferred stock and related dividends at fair value	758,795	5,349	498,303	2,048	80,454	348
Accretion to redemption value	—	12,410	—	4,456	—	759

Balance at December 31, 2008	758,795	$17,759	498,303	$6,504	80,454	$1,107
Conversion of redeemable convertible preferred stock and related dividends	(758,795)	(17,759)	(498,303)	(6,504)	(80,454)	(1,107)

Balance at December 31, 2009 and 2010	—	$—	—	$—	—	$—

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Series B-1		Series B-2		Series B-3
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2007	—	$—	—	$—	—	$—
Conversion of debt into redeemable convertible preferred stock	1,563,681	10,159	4,786,982	30,822	7,971,886	51,790
Issuance of Series B-1	4,158,875	26,284	—	—	—	—
Accretion to redemption value	—	37,906	—	276	—	—
Dividends	—	1,662	—	—	—	—

Balance at December 31, 2008	5,722,556	$76,011	4,786,982	$31,098	7,971,886	$51,790
Dividends	—	1,841	—	—	—	—
Conversion of redeemable convertible preferred stock and related dividends	(5,722,556)	(77,852)	(4,786,982)	(31,098)	(7,971,886)	(51,790)

Balance at December 31, 2009 and 2010	—	$—	—	$—	—	$—

Holders of the Series A (2008) and Series B (2008) were entitled to receive dividends when and if declared by the Board of Directors. In addition, holders of Series B-1 were entitled to receive a cumulative 8% dividend payable upon redemption of the Series B-1, upon liquidation, or upon conversion of the Series B-1 into common stock. No dividends were declared or paid on the Series A (2008) or Series B (2008).

In the event of any liquidation, dissolution, or winding-up of the Company, and before any distribution payments were to be made to the holders of common stock, holders of the Series A (2008) and Series B (2008) were entitled to receive an amount equal to the original price paid per share of capital stock plus any accrued but unpaid dividends, except in the case of Series B-1 in which each holder was entitled to receive an amount equal to two times the original issue price paid per share plus any accrued but unpaid dividends. At any time after June 10, 2013, the holders of a majority of each of the Series A (2008) and Series B (2008) had the right to require the Company to redeem all such outstanding shares at a redemption price equal to the greater of the applicable liquidation amount, plus accrued but unpaid dividends or the fair market value, plus accrued but unpaid dividends.

On August 14, 2009, in conjunction with the 2009 recapitalization, all of the Company’s 14,096,420 outstanding shares of Series A-1, Series A-2, Series A-3, Series B-2 and Series B-3 converted on a 1-for-1 basis, and each of the 5,722,556 outstanding shares of Series B-1 were converted into two shares of common stock, resulting in the issuance of 25,541,532 shares of common stock with corresponding increases to additional paid-in capital of $186,084 and common stock of $26. The Series B-1 Warrant was canceled upon agreement with the holder effective August 14, 2009, and the liability related to the warrant was reclassified to additional paid-in capital, as the cancellation of the warrant was negotiated as part of the overall equity recapitalization. At December 31, 2009, the Company had no Series A (2008) or Series B (2008) shares outstanding.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of the Company’s currently outstanding redeemable convertible preferred stock:

	Series B (2010)		Series A (2009)
	Shares	Amount	Shares	Amount

Balance at December 31, 2008	—	$—	—	$—
Issuance of Series A (2009)			52,843,201	30,538
Accretion to redemption value	—	—	—	302
Dividends	—	—	—	841

Balance at December 31, 2009	—	—	52,843,201	31,681
Issuance of Series B (2010)	16,010,292	21,098	—	—
Accretion to redemption value	—	7,240	—	46,839
Dividends	—	461	—	2,467

Balance at December 31, 2010	16,010,292	$28,799	52,843,201	$80,987

In August and September 2009, the Company issued 52,843,201 shares of its newly created Series A (2009) at $0.583602175 per share, for net proceeds of approximately $30,538 to a group of new and existing investors. Series A (2009) is redeemable and convertible into common stock of the Company.

During the year ended December 31, 2009, the Company recorded accretion relating to the Series A (2009) consisting of closing costs of $302 to adjust the Series A (2009) to redemption value at December 31, 2009. During the year ended December 31, 2010, the Company recorded accretion totaling $46,839 consisting of the increase in the fair market value to adjust the Series A (2009) to redemption value at December 31, 2010.

In September and October 2010, the Company issued 16,010,292 shares of its newly created Series B (2010) at $1.336802380 per share, for net proceeds of $21,098 to a group of new and existing investors. Series B (2010) is redeemable and convertible into common stock of the Company.

During the year ended December 31, 2010, the Company recorded accretion totaling $7,240 relating to the Series B (2010) consisting of closing costs of $304 and the increase in the fair market value of the Series B (2010) of $6,936 to adjust the Series B (2010) to redemption value at December 31, 2010.

At December 31, 2010, the Company had 16,010,292 Series B (2010) shares and 52,843,201 Series A (2009) shares outstanding. The rights and preferences of the Series B (2010) and Series A (2009) as of December 31, 2010 are as follows:

Voting Rights

Holders of Series B (2010) and Series A (2009) shares are entitled to vote on all matters and with a number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible.

Dividends

Holders of Series B (2010) and Series A (2009) shares are entitled to receive a cumulative 8% annual dividend. Accrued dividends are convertible into common stock or payable in cash upon redemption, liquidation or declaration by the Board of Directors. No dividends have been declared or paid on Series B (2010) or Series A (2009) shares.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidation Rights

In the event of any liquidation, dissolution, or winding-up of the Company, and before any distribution payments are made to the holders of the Series A (2009) or common stock, holders of the Series B (2010) are entitled to receive an amount equal to the original price paid per share of capital stock plus any accrued but unpaid dividends at the date of liquidation. In addition, before any distribution payments are made to the holders of common stock, holders of the Series A (2009) are entitled to receive an amount equal to the original price paid per share of capital stock plus any accrued but unpaid dividends at the date of liquidation.

Participation

Holders of the Series B (2010) and Series A (2009) have the right to participate in distribution payments to the holders of common stock on an as-converted basis up to a maximum, inclusive of payments received pursuant to applicable liquidation rights, equal to two times the original price paid per share.

Conversion

Each holder of Series B (2010) and Series A (2009) has the right to convert such shares into common stock on a one for one basis obtained by dividing the original issuance price by the conversion price in effect at issuance, at any time. In addition, each share of Series B (2010) and Series A (2009) will automatically convert into common stock, together with any accrued but unpaid dividends, immediately upon the completion of a public stock offering with aggregate net proceeds of at least $60,000 at a price per share of $0.583602175, or upon an election of the holders of a majority of the Series B (2010) and Series A (2009) voting together as a single class. The conversion price, which is equal to the original issuance price, of the Series B (2010) is subject to adjustment in the event that the IPO Equity Value, defined as the price per share at which the Company’s shares of common stock are sold in the IPO multiplied by the number of shares of common stock deemed outstanding immediately prior to the IPO, is less than the IPO Target Value, defined as $250,000 prior to January 1, 2012 or $280,000 thereafter. The adjusted price in this circumstance is calculated by multiplying the conversion price by an amount equal to the IPO Equity Value divided by the IPO Target Value.

The conversion price would also be subject to adjustment (i) if the Company issues or is deemed to have issued any shares of common stock, other than certain excluded stock, without consideration or for a consideration per share less than the conversion price for the Series B (2010) or Series A (2009) in effect immediately prior to each such issuance; (ii) if the number of shares of common stock outstanding is increased by a stock dividend payable in shares of common stock or by a subdivision or split-up of shares of common stock, or is decreased by a combination of the outstanding shares of common stock; (iii) in the event of any capital reorganization of the Company, any reclassification of the stock of the Company (other than a change in par value) or any consolidation or merger of the Company; or (iv) if the Company makes or fixes a record date for the determination of holders of common stock entitled to receive a dividend or distribution payable in property or securities of the Company other than shares of common stock.

At the time of issuance of the Series B (2010) and Series A (2009), there was no intrinsic value associated with the conversion feature upon issuance. There are contingent events that could result in an adjustment to the conversion ratio and the accounting consequence of such adjustment, if any, would be recorded when the contingent event occurs.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Redemption

At any time on or after September 14, 2014, the holders of a majority of the Series B (2010) and Series A (2009), voting together as a single class, have the right to require the Company to redeem in three annual installments all then outstanding shares of Series B (2010) and Series A (2009) at a redemption price equal to the sum of i.) the greater of the applicable liquidation amount or fair market value of the shares and ii.) accrued but unpaid dividends. The Series B (2010) redemption payments are to be paid in full prior to the Series A (2009) redemption payments as part of any such annual redemption.

(8)	Stockholders’ (Deficit) Equity

Common Stock

At December 31, 2010, the Company’s Board of Directors had the authority to issue 183,843,201 shares of stock, of which 114,000,000 were designated as common stock and 17,000,000 were designated as Series B (2010) and 52,843,201 were designated as Series A (2009).

Common Stock Warrants

On December 29, 2010, in connection with the issuance of the Subordinated Notes (see Note 11), the Company issued warrants to purchase 1,496,107 shares of common stock at an exercise price of $0.001 per share. The warrants are immediately exercisable and expire on December 29, 2017. The Company has estimated the initial fair value of the warrants and recorded $2,183 as a debt discount using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 2.75%, (ii) life of 7.5 years, (iii) volatility of 50%, and (iv) no expected dividends.

Warrants to purchase 1,631,048 of the Company’s common stock were outstanding at December 31, 2010.

(9)	Employee Stock Options

The Company maintains the 2001 Equity Incentive Plan, as amended (the Plan) pursuant to which the Company’s Board of Directors may grant qualified and nonqualified common stock options to officers, key employees, and others who provide or have provided service to the Company. The Company may also grant stock option performance grants to certain employees based on the achievement of specific written financial or operational milestones. At December 31, 2010, the Plan authorized grants of incentive stock options and nonqualified stock options to purchase up to 13,145,806 shares of common stock. Stock options are granted with an exercise price not less than the fair market value of the Company’s common stock at the date of grant. All stock options issued have a 10-year term and generally vest over a three- to four-year period from the date of grant. Upon exercise, the Company issues shares of common stock. At December 31, 2008, 2009, and 2010, the Company determined the fair value of its common stock was $0.33, $0.22 and $1.46 per share, respectively. At December 31, 2010, there were 990,010 shares available for grant under the Plan.

Valuation and Amortization method

The Company does not maintain an external market for its shares. While it has issued new equity to unrelated third parties and uses such facts in the determination of the fair value of its shares, the Company believes that the lack of a secondary market for its common stock and its limited history of issuing stock to unrelated parties makes it impracticable to estimate the expected volatility of its common stock. Therefore, it is not possible to reasonably estimate the grant-date fair value of the

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s options using the Company’s own historical price data. Accordingly, the Company used a peer group of companies to determine its volatility assumptions.

The fair value of each award was estimated on the date of grant using the Black-Scholes option pricing model. Key inputs into this formula include expected term, expected volatility, expected dividend yield, and the risk-free rate. Each assumption is discussed below. This fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally a three- to four-year vesting period.

Expected term

The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method for all grants. The Company believes this is a better representation of the estimated life than its actual limited historical exercise behavior.

Expected volatility

In 2008, 2009, and 2010, the expected volatility is based on the weighted average volatility of up to six companies within various industries that the Company believes are similar to its own.

Expected dividend

The Company uses an expected dividend yield of zero, since it does not intend to pay cash dividends on its common stock in the foreseeable future, nor has it paid dividends on its common stock in the past.

Risk-free interest rate

The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant.

Estimated forfeitures

As share-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for an estimated forfeiture rate of 7% for 2008 and 3% for 2009 and 2010. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates. Forfeitures were estimated based on voluntary termination behavior as well as analysis of actual option forfeitures.

The following assumptions were used to estimate the fair value of the option awards:

	Year Ended December 31
	2008	2009	2010

Weighted average assumptions:
Expected term (in years)	6.08	5.60	6.04
Expected volatility	33.00%	57.00%	49.75%
Risk free rate	3.65%	2.64%	1.90%
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average grant-date fair value of options granted	$0.14	$0.09	$0.61
Weighted average grant-date fair value of options vested	$0.43	$0.12	$0.12
Aggregate intrinsic value of options exercised	—	—	—

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Modification

On June 10, 2008, in connection with the 2008 reorganization and financing, the Company canceled the majority of options under the 2001 equity incentive plan and granted new options with an extended contractual life. These awards were issued with an exercise price of $0.36, which was equal to the fair market value of the common stock on June 10, 2008. As a result of the cancellation and concurrent grant of options, the Company accounted for this transaction as a modification in determining the stock-based compensation expense to be recognized over the remaining service period. The total incremental compensation expense resulting from the modification was $914 at December 31, 2008, which will be recognized over the remaining service period.

On November 11, 2009, in connection with the 2009 recapitalization and financing, the Company canceled the majority of options under the 2001 equity incentive plan and granted new options with an extended contractual life. These awards were issued with an exercise price of $0.22, which was equal to the fair market value of the common stock on November 11, 2009. As a result of the cancellation and concurrent grant of options, the Company accounted for this transaction as a modification in determining the stock-based compensation expense to be recognized over the remaining service period. The total incremental compensation expense resulting from the modification was $917 at December 31, 2009, which will be recognized over the remaining service period.

The following table summarizes information about stock options outstanding:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Remaining	Aggregate
	Number of	Grant Date	Exercise	Contractual	Intrinsic
	Shares	Fair Value	Price	Term	Value

Options outstanding at December 31, 2009	10,513,805	$0.12	$0.26	9.86
Granted	1,721,163	$0.61	$1.25
Forfeited	(79,172)	$0.24	$0.48
Exercised	(7,071)	$0.12	$0.22		—

Options outstanding at December 31, 2010	12,148,725	$0.19	$0.40	8.97	$13,288,975

Exercisable at December 31, 2010	5,473,821	$0.12	$0.30	8.81	$6,730,867

Expected to vest at December 31, 2010	6,474,669	$0.24	$0.48	9.10	$6,361,370

Nonvested options at December 31, 2009	7,683,662	$0.12
Granted	1,721,163
Vested	(2,662,583)				$3,264,487
Forfeited	(67,338)

Nonvested options at December 31, 2010	6,674,904	$0.24

As of December 31, 2010, there was $1,723 of total unrecognized compensation cost related to nonvested options granted under the Plan. This compensation cost is expected to be recognized over a weighted-average period of 3.08 years. Cash received from common stock issued as a result of

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock options exercised during 2010 amounted to $2. No stock options were exercised during 2008 or 2009.

(10)	Net Income (Loss) Per Share

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants, and redeemable convertible preferred stock. Basic and diluted net income (loss) per share attributable to common stockholders was the same for all periods because the Company incurred losses, which would make potential dilutive common shares anti-dilutive. The computation of basic and diluted net income (loss) per share attributable to common stockholders consists of the following:

	Year Ended December 31
	2008	2009	2010

Net income (loss)	$(35,244)	$(18,639)	$(9,910)
Deemed dividends on redeemable convertible preferred stock (inclusive of issuance costs and accretion to redemption value):
Series D	(850)	—	—
Exchange of Series A (2001), C and D	55,968	—	—
Series A-1, A-2 and A-3	(17,625)	—	—
Series B-1 and B-2	(39,844)	(1,841)	—
Series A (2009)	—	(1,143)	(49,306)
Series B (2010)	—	—	(7,701)

Total deemed dividends	(2,351)	(2,984)	(57,007)

Net income (loss) attributable to common stockholders	$(37,595)	$(21,623)	$(66,917)

Weighted average shares outstanding	11,093	9,751,616	25,574,286

Net income (loss) per share attributable to common stockholders, basic and diluted	$(3,389.12)	$(2.21)	$(2.62)

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Potential dilutive common shares that were excluded from the computation of diluted net income (loss) per share attributable to common stockholders because they were anti-dilutive consist of the following:

	December 31
	2008	2009	2010

Common stock options	3,444,077	10,513,805	12,148,725
Common stock warrants	137,213	134,941	1,631,048
Preferred stock warrant	384,721	—	—
Series A-1	758,795	—	—
Series A-2	498,303	—	—
Series A-3	80,455	—	—
Series B-1	11,445,112	—	—
Series B-2	4,786,982	—	—
Series B-3	7,971,886	—	—
Series A (2009)	—	52,843,201	52,843,201
Series B (2010)	—	—	16,010,292

Total	29,507,544	63,491,947	82,633,266

(11)	Long-Term Debt

Long-term debt consists of the following:

	December 31
	2009	2010

6% Term Loan	$509	$247
Subordinated Notes, net of discount	—	7,820

Total long-term debt	509	8,067
Current maturities of long-term debt	(262)	(247)

Long-term debt, less current maturities	$247	$7,820

The principal amount due for the 6% Term Loan is $247 in 2011. The principal amount due for the Subordinated Notes is $10,000 due on March 2, 2014 (see Note 18).

6% Term Loan

In January 2005, the Company executed a term loan with the Massachusetts Development Finance Agency (the Term Loan) for $1,500. The proceeds were used to build research and development lab space at the Company’s facility in Northborough, Massachusetts. The Term Loan bears interest at 6% per annum, is to be repaid in monthly installments of principal and interest through January 2012 and is secured by lab equipment.

Subordinated Notes

On December 29, 2010, the Company issued 12% Secured Subordinated Promissory Notes (the Subordinated Notes) for aggregate proceeds of $10,000. The proceeds were used to fund the expansion of a second manufacturing line at the Company’s facility in East Providence, Rhode Island. The Subordinated Notes are collateralized by certain of the Company’s assets at the East Providence manufacturing facility. The Subordinated Notes bear interest at 12% per annum and all accrued

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest on the Subordinated Notes is compounded by adding it to the principal semi-annually on June 30th and December 31st of each year, commencing June 30, 2011, and continuing until the last such date to occur prior to the maturity of the Subordinated Notes. Upon such compounding, the compound amount will itself bear interest. In addition, accrued and unpaid interest on the Subordinated Notes will be payable at maturity, which is March 2, 2014. The Subordinated Notes are subject to mandatory prepayment provisions, as defined. As such, the Company would be required to pay the aggregate principal amount of the Subordinated Notes outstanding no later than (i) the first anniversary of the consummation of the Company’s first underwritten public offering and (ii) the last business day prior to the date any shares of Series B (2010) or Series A (2009) are redeemed by the Company, whichever occurs first. The Subordinated Notes are subject to certain financial covenants, which include a minimum tangible net worth calculation. As of December 31, 2010, the Company was in compliance with all financial covenants.

In conjunction with the financing, the Company issued 1,496,407 detachable stock warrants to purchase the Company’s common stock at $0.001 per share. A portion of the debt proceeds totaling $2,183 has been allocated to the warrants based on the estimated fair value of the warrants at the time of issuance and has been recorded as additional paid-in capital and a debt discount. The debt discount is being amortized to interest expense utilizing the effective interest rate method over the term of the Subordinated Notes. The warrants are exercisable immediately and expire 10 years from the date of issuance.

(12)	Other Long-term Liabilities

Other long-term liabilities consist of the following:

	December 31
	2009	2010

ARO	$964	$953
Cross License Agreement	21,014	15,989

	21,978	16,942
Current maturities of other long-term liabilities	(7,400)	(6,800)

Other long-term liabilities, less current maturities	$14,578	$10,142

The Company has asset retirement obligations (ARO) arising from requirements to perform certain asset retirement activities upon the termination of its Northborough, Massachusetts, facility lease and upon disposal of certain machinery and equipment. The liability was initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The Company has restricted cash of $241 to settle part of this liability.

During 2009, the Company extended its facility lease containing the ARO. This extension resulted in a change to the assumptions used to estimate the expected cash flows required to settle the ARO. The change in the timing of the settlement resulted in a reduction of estimated cash flows of

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$145, which required the Company to decrease the liability by this amount. A summary of ARO activity consists of the following:

	Year Ended December 31
	2009	2010

Balance at beginning of period	$1,085	$964
Revisions in the estimated cash flow	(145)	—
Accretion of discount expense	24	29
Settlement costs	—	(40)

Balance at end of period	$964	$953

On April 1, 2006, the Company and Cabot Corporation entered into a Cross License Agreement (CLA) to license certain intellectual property rights. Such licenses will expire on the last day of the life of each issued patent.

On September 21, 2007, the CLA was amended to modify the consideration payable to Cabot by the Company to $38,000 in cash in 28 installments over a seven-year period. The Company adjusted its obligation to Cabot to reflect a revised net present value of the consideration payable to Cabot of $19,300. The discount of $18,700 is being amortized to interest expense over the term of the payment schedule.

The consideration provided to Cabot was for the value of the licensed patents and patent applications, the avoidance of potential claims on prior use of Cabot issued patents and related costs. Of the total consideration, $1,000 was allocated to the fair market value of the patents and patent applications obtained from Cabot, $500 was allocated to the fair market value of the patents and patent applications provided to Cabot, and the remainder to administrative expenses.

Under the terms of the CLA, as amended, the remaining cash payments due to Cabot as of December 31, 2010, consist of the following:

Year	Payment

2011	$6,800
2012	6,000
2013	6,000

Total payments	$18,800

(13)	Income Taxes

No provision for federal or state income taxes has been recorded as the Company incurred net operating losses and recorded a full valuation allowance against net deferred assets for all periods presented. Differences between income tax expense at the statutory federal tax rate and the Company’s income tax expense from operations are attributable to changes in the valuation

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allowance, stock option expense, and other items. The reconciliation between the U.S. statutory income tax rate and the Company’s effective rate consists of the following:

	December 31
	2008	2009	2010

U.S. federal income tax statutory rate	34%	34%	34%
Changes in valuation allowance for deferred tax assets	15%	(33)%	(32)%
Debt forgiveness income	(47)%	0%	0%
Other	(2)%	(1)%	(2)%

Effective tax rate	0%	0%	0%

The tax effects of temporary differences between financial statement and tax accounting that gave rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities at December 31, 2009 and 2010, are presented below:

	December 31
	2009	2010

Deferred tax assets:
Net operating loss carryforwards	$45,165	$41,540
Other long-term liabilities	4,116	3,099
Property and equipment	1,010	561
Tax credit carryforwards	437	453
Other	1,087	1,199

Total gross deferred tax assets	51,815	46,852
Valuation allowance	(51,815)	(46,852)

Net deferred tax asset	$—	$—

The net change in the valuation allowance for the year ended December 31, 2010, was a decrease of $4,693. The Company has recorded a full valuation allowance against its deferred tax assets due to the uncertainty associated with the utilization of the net operating loss carryforwards. In assessing the realizability of deferred tax assets, the Company considers all available evidence, historical and prospective, with greater weight given to historical evidence, in determining whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the Company’s deferred tax assets generally is dependent upon generation of future taxable income.

At December 31, 2010, the Company has $112,022 of net operating losses available to offset future federal income, if any, and which expire on various dates through December 31, 2030. The Company has performed an analysis pursuant to Internal Revenue Code Section 382, as well as similar state provisions, in order to determine whether any limitations might exist on the utilization of net operating losses and other tax attributes. Based on this analysis, the Company has determined that it is more likely than not that an ownership change occurred on June 10, 2008, resulting in an annual limitation on the use of its net operating losses and other tax attributes as of such date. The Company also determined that it had certain built-in gains at the date of ownership change. Built-in gains increase the limitation under Internal Revenue Code Section 382 to the extent triggered during the five year period subsequent to the date of change. Absent the disposition of certain built-in gain assets within the five year period subsequent to the change in ownership, approximately $30,000 of net operating losses will expire unutilized in June 2013.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2010, the Company has $61,534 of apportioned net operating losses available to offset future state taxable income, if any, and which expire on various dates through December 31, 2030. Similar to the federal treatment above, absent the disposition of certain built in gains within the five year period subsequent to the change in ownership, a significant portion of the state net operating losses will not be able to be utilized after June 2013.

The Company has adopted the provisions of ASC Topic 740, Income Taxes, relating to accounting for uncertainty in income taxes effective January 1, 2009. No adjustments have been recognized in the Company’s consolidated financial statements as a result of the implementation. For each of the years ended December 31, 2008 and December 31, 2009, and as of December 31, 2010, the Company did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company files a federal income tax return in the United States and in various state jurisdictions. The Company is subject to U.S. federal and state income tax examination by tax authorities for tax years beginning in 2007.

(14)	Commitments and Contingencies

Capital Leases

The Company has entered into certain capital leases for computer equipment and automobiles. The leases are payable in monthly installments and expire at various dates through 2014. The recorded balance of capital lease obligations as of December 31, 2009 and 2010, was $66 and $72, respectively. Future minimum payments under capital leases at December 31, 2010, are as follows:

Capital Lease
Year	Obligations

2011	$26
2012	26
2013	21
2014	11
2015	2

Total	86
Less portion representing interest	(14)

Present value of future minimum payments	72
Current maturities of capital lease payments	(20)

Long-term capital lease obligations	$52

Operating Leases

The Company leases facilities and office equipment under operating leases expiring at various dates through 2013. Under these agreements, the Company is obligated to pay annual rentals, as noted below, plus real estate taxes, and certain operating expenses. Some operating leases contain rent escalation clauses whereby the rent payments increase over the term of the lease. In such cases, rent expense is recognized on a straight-line basis over the lease term.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments under operating leases at December 31, 2010 are as follows:

Operating
Year	Leases

2011	$519
2012	540
2013	549

Total minimum lease payments	$1,608

The Company incurred rent expense under all operating leases of approximately $1,103, $1,019, and $806 for the years ended December 31, 2008, 2009, and 2010, respectively.

Letters of Credit

In connection with a lease, the Company has been required to pledge cash in order to provide the lessor with a letter of credit. As of December 31, 2009 and 2010, the Company had total letters of credit outstanding for $416. In addition, the Company has been required to pledge cash in order to provide certain customers with letters of credit relating to the on-time delivery of its products and that the products have been manufactured according to the contractual specifications. As of December 31, 2009 and 2010, the Company had letters of credit outstanding for $137 and $441, respectively. All of these amounts are included in restricted cash on the accompanying consolidated balance sheets as of December 31, 2009 and 2010.

(15)	Employee Benefit Plan

The Company sponsors the Aspen Aerogels, Inc. 401(k) Plan (the Plan). Under the terms of the Plan, the Company’s employees may contribute a percentage of their pretax earnings. The Company has not provided matching contributions nor has it made any contributions to the Plan.

(16)	Accrued Expenses

Accrued expenses consist of the following:

	December 31
	2009	2010

Accrued capital expenditures	$—	$3,554
Employee compensation and related taxes	567	1,860
Other accrued expenses	224	573

	$791	$5,987

(17)	Marketable Securities

Marketable securities are available-for-sale securities and consist of the following:

As of December 31, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
Description	Cost	Gain	Losses	Value

Government agency bonds	$4,012	$8	$—	$4,020

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gross realized gains and losses on the sales of available-for-sale marketable securities were not material and have been included in the consolidated statements of operations for the year ended December 31, 2010. The Company held no marketable securities at December 31, 2009.

(18)	Subsequent Events

In March 2011, the Company entered into a two-year, revolving line of credit agreement (LOC), with a bank, to borrow up to $10,000 secured by the then outstanding accounts receivable and inventory of the Company. Borrowings under the line of credit accrue interest at prime plus one half percent. The facility also includes fees based on unused portions of the line of credit, among others. The LOC is collateralized by all assets of the Company, with a negative pledge on intellectual property and fixed assets at the East Providence manufacturing facility. The Company is required to comply with financial covenants including minimum levels of tangible net worth and cash on hand.

In June 2011, the Company issued $30,000 in 8% subordinated convertible notes (the Convertible Notes) to several investors. The Convertible Notes accrue interest at 8% per annum and mature three years from the date of issuance. In the event of an initial public offering of the Company’s common stock, the Convertible Notes will convert into the Company’s common stock at varying discounts depending on if and when the Company completes an initial public offering. If not converted pursuant to the terms of the Convertible Notes, the Company’s obligation at maturity will be equal to the product of 1.375 times the balance of principal and accrued interest at June 1, 2014. In connection with the issuance of the Convertible Notes, the holders of the Subordinated Notes amended the terms of their original agreement whereby the Subordinated Notes will be due March 2, 2014, prior to the maturity of the Convertible Notes.

ASPEN AEROGELS, INC.

Consolidated Balance Sheets

(Unaudited)

	December 31	June 30
	2010	2011
	(In thousands, except share and per share data)

Assets
Current assets:
Cash and cash equivalents	$26,800	$29,633
Marketable securities	4,020	—
Accounts receivable, net of allowance for doubtful accounts	10,205	12,844
Costs in excess of billings	124	279
Inventories	2,253	5,112
Prepaid expenses and other current assets	419	390

Total current assets	43,821	48,258
Restricted cash	857	858
Property, plant, and equipment, net	42,622	57,691
Other assets	1,495	4,064

Total assets	$88,795	$110,871

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Long-term debt, current portion	$247	$110
Capital leases, current portion	20	36
Accounts payable	5,597	5,399
Accrued expenses	5,987	4,760
Deferred revenue	447	1,399
Other current liabilities	6,800	6,000

Total current liabilities	19,098	17,704
Convertible notes	—	30,540
Long-term debt, excluding current portion	7,820	8,614
Capital leases, excluding current portion	52	118
Other long-term liabilities	10,142	8,041

Total liabilities	37,112	65,017

Commitments and contingencies (Note 13)
Series B redeemable convertible preferred stock, $0.001 par value; authorized 17,000,000 shares; issued and outstanding 16,010,292 shares at December 31, 2010 and June 30, 2011, at redemption and liquidation value	28,799	42,161
Series A redeemable convertible preferred stock, $0.001 par value; authorized, issued and outstanding 52,843,201 shares at December 31, 2010 and June 30, 2011, at redemption and liquidation value	80,987	136,229
Stockholders’ deficit:
Common stock, $0.001 par value; authorized 114,000,000 shares; issued and outstanding 25,574,570 and 26,119,304 shares at December 31, 2010 and June 30, 2011	26	26
Additional paid-in capital	138,038	69,876
Accumulated deficit	(196,175)	(202,438)
Accumulated other comprehensive income	8	—

Total stockholders’ deficit	(58,103)	(132,536)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$88,795	$110,871

See accompanying notes to unaudited consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Operations

(Unaudited)

	Six Months Ended
	June 30
	2010	2011
	(In thousands, except share and per share data)

Revenue:
Product	$16,008	$24,333
Research services	2,238	1,817

Total revenue	18,246	26,150
Cost of revenue:
Product	16,114	21,545
Research services	1,005	922

Gross profit	1,127	3,683

Operating expenses:
Research and development	1,719	1,728
Selling and marketing	2,318	2,557
General and administrative	2,813	3,443

Total operating expenses	6,850	7,728

Income (loss) from operations	(5,723)	(4,045)

Other income (expense):
Interest income	37	51
Interest expense	(1,404)	(2,269)

Total other expense, net	(1,367)	(2,218)

Net income (loss)	(7,090)	(6,263)
Dividends and accretion of redeemable convertible preferred stock	(39,264)	(68,604)

Net income (loss) attributable to common stockholders	$(46,354)	$(74,867)

Net income (loss) per common share attributable to common stockholders, basic and diluted	$(1.81)	$(2.88)

Weighted-average common shares outstanding, basic and diluted	25,573,997	26,005,705

See accompanying notes to unaudited consolidated financial statements.

ASPEN AEROGELS, INC.

Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30
	2010	2011
	(In thousands)

Cash flows from operating activities:
Net income (loss)	$(7,090)	$(6,263)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,276	3,365
Imputed interest	1,311	1,379
Accretion of convertible notes to fair value	—	540
Gain on sale of marketable securities	—	(14)
Stock compensation expense	201	442
Settlement of asset retirement obligation	(15)	(12)
Changes in operating assets and liabilities:
Accounts receivable	(2,036)	(2,639)
Costs in excess of billings	(442)	(155)
Inventories	(1,183)	(2,859)
Other current assets	(38)	252
Accounts payable	(9)	664
Accrued expenses	1,116	906
Deferred revenue	183	952
Other long-term liabilities	(3,700)	(3,800)

Net cash used in operating activities	(9,426)	(7,242)

Cash flows from investing activities:
Capital expenditures	(1,633)	(20,870)
Increase in restricted cash	(92)	(1)
Purchase of marketable securities	(11,042)	—
Proceeds from maturities and sales of marketable securities	—	4,026

Net cash used in investing activities	(12,767)	(16,845)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	—	30,000
Repayment of borrowings under long-term debt	(131)	(139)
Deferred financing costs	(276)	(551)
Deferred offering costs	—	(2,372)
Repayment of obligations under capital lease	(19)	(18)
Payment of stock option exercise	2	—

Net cash (used in) / provided by financing activities	(424)	26,920

Net (decrease) / increase in cash	(22,617)	2,833
Cash at beginning of period	27,502	26,800

Cash at end of period	$4,885	$29,633

Supplemental disclosures of cash flow information:
Interest paid	$14	$315

Income taxes paid	$—	$—

Supplemental disclosures of non-cash activities:
Accrued dividends on preferred stock	$1,223	$2,074

Accretion of preferred stock	$38,041	$66,530

Change in accrued capital expenditures	$2,184	$(2,995)

Capital lease	$—	$100

See accompanying notes to unaudited consolidated financial statements.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(In thousands, except share and per share data)

(1)	Description of Business

Nature of Business

Aspen Aerogels, Inc. (the Company) is an energy efficiency company that designs, develops, and manufactures innovative, high-performance aerogel insulation. The Company also conducts research and development related to aerogel technology supported by funding from several agencies of the U.S. government and other institutions in the form of research and development contracts.

Liquidity

The Company has incurred operating losses and negative cash flow since inception, has an accumulated deficit of $202,438 as of June 30, 2011, and has significant ongoing cash flow commitments. The Company has invested significant resources to commercialize aerogel technology and to build a manufacturing infrastructure capable of supplying aerogel products at the volumes and costs required by its customers. At June 30, 2011, the Company markets a set of commercially viable products, serves a growing base of customers and is experiencing rapid revenue growth.

The Company’s ability to achieve sufficient operating cash flows to generate net income, to fully fund operations and to meet upcoming commitments will require continued capacity expansions and related capital investments. In December 2010, the Company issued Subordinated Notes to several investors generating net proceeds of $9,788 in cash to complete the funding of the second manufacturing line at its East Providence, Rhode Island, manufacturing facility, which was completed and placed into service during the first quarter of 2011. The second manufacturing line is designed to double the Company’s manufacturing capacity.

During the six months ended June 30, 2010 and 2011, the Company generated sufficient revenue to produce a positive gross profit. However, the Company has not yet generated net income or positive cash flow from operations. In addition, the Company’s Cross License Agreement with Cabot Corporation requires payments through 2013 in an aggregate of $15,000. However, the Company has continued to expand its financial resources and sources of available credit. As more fully described in Note 7, in March 2011, the Company entered into a senior, revolving line of credit agreement with a bank which provides up to $10,000 in borrowing capacity. In June 2011, as more fully described in Note 7, the Company issued Convertible Notes to several investors generating gross proceeds of $30,000. These funds are expected to fund commitments during 2011 in connection with the Company’s planned expansion of its East Providence manufacturing facility.

The Company’s current financial forecast anticipates increasing revenue levels and improving cash flow from operations throughout 2011. Based on current revenue and expense forecasts, the Company believes that its existing cash and cash equivalents and the net proceeds from its recent equity and debt financings will be sufficient to satisfy its anticipated cash requirements at least through 2011. If the Company’s operating performance deteriorates from levels achieved during the year ended December 31, 2010 and the six months ended June 30, 2011, it could have a significant effect on the Company’s liquidity and its ability to continue in the future as a going concern.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

(2)	Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2011 and the consolidated statements of operations and cash flows for the six months ended June 30, 2010 and 2011 are unaudited and should be read in conjunction with the Company’s most recently issued consolidated financial statements as of and for the year ended December 31, 2010. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Company’s financial position, as of June 30, 2011, and the results of operations and cash flows for the six months ended June 30, 2010 and 2011. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other period.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior period amounts in the financial statements and corresponding footnotes have been reclassified to conform to the current period’s presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements and for the period then ended.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is classified as temporary equity and shown net of issuance costs. The Company recognizes changes in the redemption value as they occur and adjusts the carrying amount of the redeemable convertible preferred stock to equal the redemption value at the end of each reporting period.

Fair Value Measurements

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1), and the lowest priority to unobservable inputs (Level 3). The Company’s financial assets are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy, and its applicability to the Company’s financial assets, are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Level 2 — Quoted prices for similar assets, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

Level 3 — Pricing inputs are unobservable for the asset, that is, inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset. Level 3 includes private investments that are supported by little or no market activity.

Fair Value Option

Under the Fair Value Option Subsections of FASB ASC Subtopic 825-10, Financial Instruments — Overall, the Company has the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument by instrument basis, with changes in fair value reported in earnings. See Note 8 to the interim consolidated financial statements for a discussion of the Company’s use of the fair value option for its Convertible Notes.

Subsequent Events

Subsequent events have been evaluated through the date these interim consolidated financial statements were filed.

Recently Issued Accounting Standards

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements (ASU 2009-13). ASU 2009-13 supersedes certain guidance in FASB ASC Topic 605-25, Multiple-Element Arrangements and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverables subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. The Company has adopted ASU 2009-13 and determined that it does not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05). The objective of ASU 2011-05 is to increase the prominence of items reported in other comprehensive income. The main provisions of ASU 2011-05 provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one or two consecutive financial statements. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity has been eliminated. ASU 2011-05 is effective for fiscal years, or interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The Company believes the adoption of ASU 2011-05 will not have a material impact on its financial position, results of operations, cash flows, or disclosures.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

(3)	Related Party Transactions

The Company had the following transactions with related parties:

The Company sold aerogel products to one shareholder of the Company, totaling $1,186 and $1,766 for the six months ended June 30, 2010 and 2011, respectively.

The Company had trade receivables outstanding with affiliates of approximately zero and $550 as of December 31, 2010 and June 30, 2011, respectively.

(4)	Inventories

Inventories consist of the following:

	December 31	June 30
	2010	2011

Raw material	$1,657	$1,927
Work in Process	—	69
Finished goods	596	3,116

Total	$2,253	$5,112

(5)	Redeemable Convertible Preferred Stock

The following is a summary of the Company’s currently outstanding redeemable convertible preferred stock:

	Series B (2010)		Series A (2009)
	Shares	Amount	Shares	Amount

Balance at December 31, 2010	16,010,292	$28,799	52,843,201	$80,987
Accretion to redemption value	—	12,512	—	54,018
Dividends	—	850	—	1,224

Balance at June 30, 2011	16,010,292	$42,161	52,843,201	$136,229

At June 30, 2011 the Company had 16,010,292 shares of Series B Redeemable Convertible Preferred Stock (Series B (2010)) and 52,843,201 shares of Series A Redeemable Convertible Preferred Stock (Series A (2009)) outstanding. The rights and preferences of the Series B (2010) and Series A (2009) as of June 30, 2011 are as follows:

Each holder of Series B (2010) and Series A (2009) has the right to convert such shares into common stock on a one for one basis at any time. In addition, each share of Series B (2010) and Series A (2009) will automatically convert into common stock immediately upon the completion of an initial public offering (IPO) with aggregate net proceeds of at least $60,000 at a price per share of $0.583602175, or upon an election of the holders of a majority of the Series B (2010) and Series A (2009) voting together as a single class. The conversion price, which is equal to the original issuance price, of the Series B (2010), is subject to adjustment in the event that the IPO Equity Value, defined as the price per share at which the Company’s shares of common stock are sold in an IPO multiplied by the number of shares of common stock deemed outstanding immediately prior to the IPO, is less than the IPO Target Value, defined as $250,000 prior to January 1, 2012 or $280,000 thereafter. The adjusted price in this circumstance is

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

calculated by multiplying the conversion price by an amount equal to the IPO Equity Value divided by the IPO Target Value.

At any time on or after September 14, 2014, the holders of a majority of the Series B (2010) and Series A (2009) voting together as a single class have the right to require the Company to redeem in three annual installments all then outstanding shares of Series B (2010) and Series A (2009) at a redemption price equal to the greater of the applicable liquidation amount or fair market value of the shares excluding accrued but unpaid dividends. The Series B (2010) redemption payments are to be paid in full prior to the Series A (2009) redemption payments as part of any such annual redemption.

During the six months ended June 30, 2011, the Company recorded accretion of the Company’s Series B (2010) and Series A (2009) shares and corresponding decreases to additional paid in capital of $12,512 and $54,018, respectively, for the increase in the fair market value of the Company to adjust the Series B (2010) and Series A (2009) to redemption value at June 30, 2011.

(6)	Employee Stock Options

The Company maintains the 2001 Equity Incentive Plan, as amended (the Plan) pursuant to which the Company’s Board of Directors may grant qualified and nonqualified common stock options to officers, key employees, and others who provide or have provided service to the Company. The Company may also grant stock option performance grants to certain employees based on the achievement of specific written financial or operational milestones. At June 30, 2011, the Plan authorized grants of incentive stock options and nonqualified stock options to purchase up to 14,110,658 shares of common stock. Stock options are granted with an exercise price not less than the fair market value of the Company’s common stock at the date of grant. All stock options issued have a 10-year term and generally vest over a three- to four-year period from the date of grant. Upon exercise, the Company issues shares of common stock. At June 30, 2011, there were 1,687,019 shares available for grant under the Plan.

Total stock-based compensation for the six months ended June 30, 2010 and 2011 was $201 and $442, respectively.

(7)	Debt

Long-Term Debt

Long-term debt consists of the following:

	December 31	June 30
	2010	2011

6% Term Loan	$247	$110
Subordinated Notes, net of discount	7,820	8,614

Total long-term debt	8,067	8,724
Current maturities of long-term debt	(247)	(110)

Long-term debt, less current maturities	$7,820	$8,614

The principal amount due for the 6% Term Loan is $110 during 2011. The principal amount due for the Subordinated Notes is $10,610 due on March 2, 2014.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Line of Credit

In March 2011, the Company entered into a two-year, revolving line of credit agreement (LOC), with a bank, to borrow up to $10,000 secured by the then outstanding accounts receivable and inventory of the Company. Borrowings under the line of credit would accrue interest at prime plus one half percent. The facility also includes fees based on unused portions of the line of credit, among others. The LOC is collateralized by all assets of the Company, with a negative pledge on intellectual property and fixed assets at the East Providence manufacturing facility. The Company is required to comply with financial covenants including minimum levels of tangible net worth and cash on hand, and is currently in compliance and expects to maintain compliance with said covenants. At June 30, 2011, the Company had no amounts outstanding on the LOC.

Convertible Notes

In June 2011, the Company issued subordinated convertible notes (the Convertible Notes) to certain affiliates of Fidelity Investments and BASF Venture Capital pursuant to a note purchase agreement (the “Note Purchase Agreement”) that resulted in the receipt of cash proceeds totaling $30,000. The principal amount due for the Convertible Notes is $30,000, of which $26,000 is due June 1, 2014 and $4,000 is due June 14, 2014, adjusted for a repayment premium as described below. The Convertible Notes bear interest at a rate of 8% per annum. Interest on the Convertible Notes shall be compounded by adding it to the principal of the Convertible Notes annually on December 31st of each year, commencing December 31, 2011 and continuing until the maturity of the Convertible Notes. Upon such compounding, the compound amount will itself bear interest at a rate of 8% per annum. In addition, accrued and unpaid interest on the Convertible Notes will be payable at maturity, whether by acceleration or otherwise, and on the date of any prepayment. The amount compounded will be treated as principal rather than interest. Accrued interest is payable in cash at the time of payment of principal or converted with the outstanding principal amount into shares of the Company upon a Qualified or Non-Qualified IPO (as defined in the Note Purchase Agreement, and together defined as an IPO Event). Upon maturity, the Company will be required to pay the aggregate principal amount and accrued interest of the Convertible Notes then outstanding, multiplied by 1.375 and totaling $45,250 on June 1, 2014 and $6,963 on June 14, 2014.

The Convertible Notes are subject to automatic conversion into shares of the common stock upon an IPO Event. Upon an IPO Event, the outstanding principal and accrued interest will automatically convert at the closing date of such event, into an amount of unregistered shares of common stock, equal to (i) the outstanding principal and accrued interest at such closing date, divided by (ii) the applicable conversion price (the Conversion Price). The Conversion Price is defined as (A) the price per share of common stock paid by purchasers of shares of common stock in the applicable underwritten public offering, multiplied by (B) the applicable conversion percentage (the Conversion Percentage). The Conversion Percentage is defined as (I) prior to the first anniversary of the issuance of the Convertible Notes, 87.5%, (II) on or after the first anniversary and prior to the second anniversary of the issuance of the Convertible Notes, 75%, and (III) on or after the second anniversary of the issuance of the Convertible Notes, 62.5%. The Company does have the right to prepay the Convertible Notes at any time, in whole or in part, with the consent of lenders holding at least 66 2/3% of the aggregate principal amount of the Convertible Notes then outstanding. The Convertible Notes are not secured.

Due to the complex embedded derivative features noted herein, the Company has elected to record the Convertible Notes at fair value totaling $30,540 at June 30, 2011, as more fully discussed in Note 8.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

In connection with the issuance of the Convertible Notes, the holders of the Subordinated Notes amended the terms of their original agreement whereby the Subordinated Notes will be due March 2, 2014, prior to the maturity of the Convertible Notes. The Company determined that this amendment was not substantial and did not represent an implied exchange of debt instruments that would require extinguishment accounting on the modification date.

(8)	Fair Value Option and Fair Value Measurements

Fair Value Option

ASC Subtopic 825-10 provides entities with an option to measure many financial instruments and certain other items at fair value. Under this guidance, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings each reporting period. As a result of electing this option, the Company records its Convertible Notes at fair value in order to measure this liability at an amount that more accurately reflect the economics of that instrument.

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of long-term debt instruments recorded at fair value as of June 30, 2011:

		Aggregate
	Aggregate	unpaid principal	Fair value
	fair value	balance under FVO	carrying amount
	June 30,	June 30,	over unpaid
	2011	2011	principal

Convertible Notes	$30,540	$30,000	$540

The charge recognized as a result of the change in the fair value of the Company’s Convertible Notes is recorded in interest expense on the Consolidated Statements of Operations and amounted to $540 for the six months ended June 30, 2011.

Fair Value Measurements

The following tables summarize the financial instruments measured at fair value on a recurring basis in the accompanying consolidated balance sheet as of June 30, 2011:

	June 30, 2011
	Level 1	Level 2	Level 3	Total

Convertible Notes	$—	$—	$30,540	$30,540

	$—	$—	$30,540	$30,540

The fair value of the Convertible Notes was determined by utilizing a probability weighted discounted cash flow analysis. This analysis determined the amount to be paid on the loan in either cash or shares at the occurrence of certain events in which the Convertible Notes would be converted into shares of the Company’s common stock or would be repaid to the lenders in cash. The probability weighted discounted cash flow analysis utilized assumptions related to the probability of the occurrence of each of the various events and appropriate discount rates for each of the scenarios.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Based upon the above the Company determined that the valuation of the Convertible Notes is a Level 3 valuation as the valuation utilized several unobservable inputs. The following table provides a roll forward of the fair value of the Convertible Notes, where fair value is determined by Level 3 inputs:

Balance at January 1, 2011	$—
Additions	30,000
Change in fair value	540

Balance at June 30, 2011	$30,540

(9)	Net Income (Loss) Per Share

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase, warrants, and redeemable convertible preferred stock. Basic and diluted net income (loss) per share attributable to common stockholders was the same for all periods because the Company incurred losses, which would make potential dilutive common shares anti-dilutive. The computation of basic and diluted net income (loss) per share attributable to common stockholders consists of the following:

	Six Months Ended
	June 30
	2010	2011

Net income (loss)	$(7,090)	$(6,263)
Deemed dividends on participating preferred stock (inclusive of issuance cost and accretion to redemption value):
Series A (2009)	(39,264)	(55,242)
Series B (2010)	—	(13,362)

Total preferred stock deemed dividends	(39,264)	(68,604)

Net income (loss) attributable to common stockholders	$(46,354)	$(74,867)

Weighted average shares outstanding	25,573,997	26,005,705

Net income (loss) per share attributable to common stockholders, basic and diluted	$(1.81)	$(2.88)

Potentially dilutive common shares that were excluded from the computation of diluted net income (loss) per share attributable to common stockholders because they were anti-dilutive consist of the following:

	June 30
	2010	2011

Common stock options	10,579,089	14,110,658
Common stock warrants	134,941	1,127,324
Series A (2009)	52,843,201	52,843,201
Series B (2010)	—	16,010,292

Total	63,557,231	84,091,475

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

(10)	Other Long-term Liabilities

Other long-term liabilities consist of the following:

	December 31	June 30
	2010	2011

ARO	$953	$956
Cross License Agreement	15,989	13,085

	16,942	14,041
Current maturities of other long-term liabilities	(6,800)	(6,000)

Other long-term liabilities, less current maturities	$10,142	$8,041

The Company has asset retirement obligations (ARO) arising from requirements to perform certain asset retirement activities upon the termination of its Northborough, Massachusetts, facility lease and upon disposal of certain machinery and equipment. The liability was initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. At December 31, 2010 and June 30, 2011, the Company maintains restricted cash of $241 to settle part of this liability.

A summary of ARO activity consists of the following:

	Six Months Ended
	June 30
	2010	2011

Balance at beginning of period	$964	$953
Accretion of discount expense	15	15
Settlement costs	(15)	(12)

Balance at end of period	$964	$956

(11)  Income Taxes

The Company has incurred net losses since inception and has not recorded provisions for U.S. federal income taxes or state income taxes since the tax benefits of its net losses have been offset by valuation allowances.

ASPEN AEROGELS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

(12)	Accrued Expenses

Accrued expenses consist of the following:

	December 31	June 30
	2010	2011

Accrued capital expenditures	$3,554	$1,421
Employee compensation and related taxes	1,860	913
Accrued professional fees	474	1,352
Other accrued expenses	99	1,074

	$5,987	$4,760

(13)	Commitments and Contingencies

As part of its normal course of business, the Company has a supply agreement to purchase $4,708 of raw material through December 31, 2012.

          Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.	Morgan Stanley

Through and including          , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All of the amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to
be paid

SEC registration fee	$13,352
NYSE listing fee	*
FINRA filing fee	12,000
Printing and mailing	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar	*
Miscellaneous	*

Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated by-laws that will be effective upon completion of the offering provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Chancery Court or the court in which the action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article VI of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We have entered into indemnification agreements with our non-employee directors and will enter into similar agreements with certain officers, in addition to the indemnification provided for in our restated certificate of incorporation and restated by-laws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The foregoing discussion of our restated certificate of incorporation, restated by-laws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such restated certificate of incorporation, restated by-laws, indemnification agreements, or law.

Reference is made to our undertakings in Item 17 with respect to liabilities arising under the Securities Act. Reference is also made to the form of underwriting agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Stock Issuances

A. From January 30, 2008 through May 27, 2008, we issued $8.0 million promissory notes to nine accredited investors. The then outstanding principal amount and accrued but unpaid interest of the promissory notes converted into shares of our Series B-1 preferred stock on June 10, 2008, which in turn were converted into shares of our common stock on August 14, 2009. See Items C and I below.

B. On June 10, 2008, in connection with our reorganization, we issued 758,795 shares of Series A-1 preferred stock, 498,303 shares of Series A-2 preferred stock and 80,454 shares of Series A-3 preferred stock as a result of the conversion of our predecessor company’s Series D preferred stock, Series C preferred stock and Series A preferred stock, respectively. The Series A-1 preferred stock, Series A-2 preferred stock and Series A-3 preferred stock was issued to 44, 49 and 3 existing investors, respectively. These shares of preferred stock were converted into common stock in connection with a recapitalization in August 2009. See Item I below.

C. On June 10, 2008, in connection with our reorganization, we issued 1,563,681 shares of Series B-1 preferred stock, 4,786,982 shares of Series B-2 preferred stock and 7,971,886 shares of

Series B-3 preferred stock as a result of the conversion of our predecessor company’s outstanding notes with aggregate accrued obligations of $93.0 million. The Series B-1 preferred stock, Series B-2 preferred stock and Series B-3 preferred stock was issued to nine, 43 and 18 existing investors, respectively, for no consideration. These shares of preferred stock were converted into common stock in connection with a recapitalization in August 2009. See Item I below.

D. On June 10, 2008, in connection with our reorganization, we issued and sold 4,158,875 shares of its Series B-1 preferred stock to 39 accredited investors for an aggregate purchase price of approximately $27.0 million. These shares of preferred stock were converted into common stock in connection with a recapitalization in August 2009. See Item I below.

E. On June 10, 2008, in connection with our reorganization, we issued warrants to purchase 149,898 shares of our common stock to 54 accredited investors with a weighted-average exercise price of $0.003 per share. These warrants are exercisable for a term of eight years.

F. On October 29, 2008, as part of the warrants issued in Item E above, we issued 42 shares of our common stock to one accredited investor upon the exercise of a warrant at an exercise price of $0.003 per share.

G. On November 18, 2008, as part of the warrants issued in Item E above, we issued 14,246 shares of our common stock to one accredited investor upon the exercise of a warrant at an exercise price of $0.003 per share.

H. On June 25, 2009, as part of the warrants issued in Item E above, we issued 2,272 shares of our common stock to one accredited investor upon the exercise of a warrant at an exercise price of $0.003 per share.

I. On August 14, 2009, we consummated a recapitalization and issued 25,541,532 shares of common stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, in exchange for all of our outstanding Series A-1 preferred stock, Series A-2 preferred stock, Series A-3 preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series B-3 preferred stock held by 74 existing investors. The Series B-1 preferred stock converted at a ratio of 2-for-1 and all other series of preferred stock converted at a ratio of 1-for-1.

J. On August 14, 2009, we issued and sold 27,415,936 shares of Series A preferred stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, to five accredited investors at a price of approximately $0.58 per share for an aggregate purchase price of approximately $16.0 million. Each share of Series A preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

K. On September 10, 2009, we issued and sold 3,736,592 shares of Series A preferred stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, to 37 accredited investors at a price of approximately $0.58 per share for an aggregate purchase price of approximately $2.2 million. Each share of Series A preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

L. On September 14, 2009, we issued and sold 21,690,673 shares of Series A preferred stock, which reflects a 1-for-3 reverse stock split effected on September 25, 2009, to 17 accredited investors at a price of approximately $0.58 per share for an aggregate purchase price of approximately $12.6 million. Each share of Series A preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

M. On September 22, 2010, we issued and sold 14,961,075 shares of Series B preferred stock to 13 accredited investors at a price of approximately $1.34 per share for an aggregate purchase price of approximately $20.0 million. Each share of Series B preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

N. On October 20, 2010, we issued and sold 1,049,217 shares of Series B preferred stock to 33 accredited investors at a price of approximately $1.34 per share for an aggregate purchase price of approximately $1.4 million. Each share of Series B preferred stock will convert automatically into one share of common stock upon the completion of this offering and any accumulated dividends will be paid in shares of our common stock.

O. On December 29, 2010, in connection with a note financing, we issued warrants to purchase 1,496,107 shares of our common stock to four accredited investors with an exercise price of $0.001 per share. These warrants are exercisable for a term of seven years. As of June 30, 2011, of these warrants, warrants to purchase 502,692 shares of our common stock had been exercised.

P. On March 17, 2011, one of our principal stockholders exercised warrants, issued in May 2001, to purchase 984 shares of our common stock at an exercise price of $0.003 per share.

Q. On June 1, 2011, we issued $26.0 million in aggregate principal amount of convertible notes to nine accredited investors. The unpaid principal amount plus accrued interest of the convertible notes will automatically convert upon the closing of the offering made hereby into a number of shares of our common stock equal to the quotient obtained by dividing the unpaid principal amount of the convertible notes plus interest accrued but unpaid thereon, by 87.5% of the initial public offering price. Assuming an initial public offering price of $      per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the $26.0 million in principal amount of the outstanding convertible notes will convert into approximately           shares of our common stock.

R. On June 15, 2011, we issued $4.0 million in convertible notes to four accredited investors on the same terms as those described above in Item Q. Assuming an initial public offering price of $      per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the $4.0 million in principal amount of the outstanding convertible notes will convert into approximately           shares of our common stock.

Stock Option Grants

From January 1, 2008 through June 30, 2011, we granted stock options under our 2001 equity incentive plan, as amended, to purchase an aggregate of 14,158,761 shares of common stock, net of forfeitures, at a weighted-average exercise price of $0.62 per share, to certain of our employees, consultants and directors.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including Regulation S, Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. For Items A, B, C, D, E, F, G, H, J, K, L, M, N, O, P, Q and R, we relied upon Section 4(2) of the Securities Act, Regulation S, Regulation D and Rule 506. In these transactions, all purchasers of securities, which included a combination of foreign and U.S. investors, in transactions exempt from registration pursuant to Regulation D and/or Regulation S represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration. For Item I, we relied on Section 3(a)(9) of the Securities Act.

We deemed the grants of stock options described above under “— Stock Option Grants” to be exempt from registration under the Securities Act in reliance on Rule 701 or Regulation S of the

Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

All other schedules have been omitted because they are not applicable.

Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Northborough, Massachusetts, on September 1, 2011.

ASPEN AEROGELS, INC.

By:	/s/ Donald R. Young
Donald R. Young
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Donald R. Young Donald R. Young	President, Chief Executive Officer and Director (principal executive officer)	September 1, 2011

/s/ John F. Fairbanks John F. Fairbanks	Chief Financial Officer, Vice President and Treasurer (principal financial and accounting officer)	September 1, 2011

* Mark L. Noetzel	Chairman of the Board	September 1, 2011

* P. Ramsay Battin	Director	September 1, 2011

* Robert M. Gervis	Director	September 1, 2011

* Craig A. Huff	Director	September 1, 2011

* Steven R. Mitchell	Director	September 1, 2011

* William P. Noglows	Director	September 1, 2011

* David J. Prend	Director	September 1, 2011

Signature		Title	Date

* Richard F. Reilly		Director	September 1, 2011

*By:	/s/ Donald R. Young Donald R. Young Attorney-in-fact		September 1, 2011

EXHIBIT INDEX

Exhibit
number		Description of Exhibit

1	.1*	Form of underwriting agreement.
3	.1.1+	Third amended and restated certificate of incorporation of the Registrant, as amended.
3	.1.2*	Certificate of amendment to the third amended and restated certificate of incorporation, as amended, of the Registrant.
3	.2*	Form of restated certificate of incorporation of the Registrant to be filed with the Secretary of State of the State of Delaware upon completion of this offering.
3	.3+	By-laws of the Registrant, as amended.
3	.4*	Form of restated by-laws of the Registrant to be effective upon completion of this offering.
4.1		Form of common stock certificate.
4	.2+	Form of warrant to purchase common stock issued by the Registrant in connection with 2004 and 2005 financing arrangements, as amended and restated.
4	.3+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2005 equity financing, as amended and restated.
4	.4+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2008 reorganization.
4	.5+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2008 financing.
4	.6+	Form of warrant to purchase common stock issued by the Registrant in connection with the 2010 subordinated note and warrant financing.
5	.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
10	.1.1+@	2001 equity incentive plan, as amended.
10	.1.2+@	Form of incentive stock option agreement granted under 2001 equity incentive plan, as amended.
10	.1.3+@	Form of non-qualified stock option agreement granted under 2001 equity incentive plan, as amended.
10	.2.1*@	2011 employee, director and consultant equity incentive plan.
10	.2.2*@	Form of stock option agreement granted under 2011 employee, director and consultant equity incentive plan.
10	.3+	Multi-tenant industrial net lease, dated August 20, 2001, by and between the Registrant and Cabot II — MA1M03, LLC (as successor landlord to TMT290 Industrial Park, Inc.), as amended.
10	.4+	Loan and security agreement by and between the Registrant and Silicon Valley Bank, dated as of March 31, 2011, as amended.
10	.5+	Form of subordinated note issued by the Registrant in the 2010 subordinated note and warrant financing.
10	.6+	Form of convertible note issued by the Registrant in the 2011 convertible note financing.
10	.7+@	Executive agreement by and between the Registrant and Donald R. Young.
10	.8+@	Executive agreement by and between the Registrant and John F. Fairbanks.
10	.9+@	Executive agreement by and between the Registrant and Harry R. Walkoff.
10	.10+@	Executive agreement by and between the Registrant and Kevin A. Schmidt.
10	.11+@	Executive agreement by and between the Registrant and George L. Gould, Ph.D.
10	.12+@	Executive agreement by and between the Registrant and Christopher L. Marlette.
10	.13+@	2010 Corporate Bonus Plan.
10	.14+@	Director compensation policy.
10	.15+	Fifth amended and restated registration rights agreement, dated as of September 22, 2010, by and among the Registrant and Investors (as defined therein), as amended.
10	.16#	Joint development agreement dated as of March 1, 2010 by and between BASF Construction Chemicals GmbH and the Registrant, as amended.

Exhibit
number		Description of Exhibit

10	.17#	Cross license agreement dated as of April 1, 2006 by and between Cabot Corporation and the Registrant, as amended.
10	.18#	Supply agreement, dated as of January 1, 2011, by and between Silbond Corporation and the Registrant.
10	.19@	2011 Corporate Bonus Plan.
21	.1+	Subsidiaries of the Registrant.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
23	.3+	Consent of Freedonia Custom Research, Inc.
24	.1+	Powers of Attorney (see signature page to initial filing).

+	Previously filed.

*	To be filed by amendment.

#	Confidential treatment has been requested for portions of this exhibit.

@	Denotes management compensation plan or contract.